   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1997


                                                      REGISTRATION NO. 333-31655

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1



                                       TO

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 FIRSTPAK, INC.

             (Exact name of Registrant as specified in its charter)


          CALIFORNIA                         2759                  94-3274014
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)


                            ------------------------

                         114 SANSOME STREET, SUITE 1000
                          SAN FRANCISCO, CA 94104-3821
                                 (415) 362-9800
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                            ------------------------

                               VINCENT F. TITOLO

                    VICE CHAIRMAN OF THE BOARD OF DIRECTORS


                                 FIRSTPAK, INC.

                         114 SANSOME STREET, SUITE 1000
                          SAN FRANCISCO, CA 94104-3821
                                 (415) 362-9800
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:


        LARRY W. SONSINI, ESQ.                  JOSEPH W. DIEHL, JR., ESQ.
        MARTIN W. KORMAN, ESQ.                       DIEHL & RODEWALD
          BRIAN C. ERB, ESQ.                    A PROFESSIONAL CORPORATION
   WILSON SONSINI GOODRICH & ROSATI                1043 PACIFIC STREET
       PROFESSIONAL CORPORATION             SAN LUIS OBISPO, CALIFORNIA 93401
          650 PAGE MILL ROAD                          (805) 541-1000
     PALO ALTO, CALIFORNIA 94304
            (650) 493-9300
       MICHAEL C. MCLEAN, ESQ.                    JAMES M. BEDORE, ESQ.
        ANN MORRIS BAKER, ESQ.                 REINHART BOERNER VAN DEUREN
      KIRKPATRICK & LOCKHART LLP                NORRIS & RIESELBACH, S.C.
         1900 OLIVER BUILDING                    1000 NORTH WATER STREET
    PITTSBURGH, PENNSYLVANIA 15222              MILWAUKEE, WISCONSIN 53202
            (412) 355-6500                            (414) 298-1000


                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the mergers described herein.
                            ------------------------

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instructions, check the following box: / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                       PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                      AGGREGATE             AMOUNT OF
            SECURITIES TO BE REGISTERED               OFFERING PRICE (1)     REGISTRATION FEE
Common Stock, $0.001 par value.....................      $100,000,000           $30,303(2)
Preferred Stock, $0.001 par value..................       $9,400,000            $ 2,848(2)



(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).



(2) The filing fee was paid in connection with the inital filing of this Registration Statement on July 18, 1997.

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus/joint proxy statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS/JOINT PROXY STATEMENT
                             SUBJECT TO COMPLETION

                            DATED SEPTEMBER 10, 1997



6,072,012 SHARES

COMMON STOCK
(PAR VALUE $0.001 PER SHARE)

220,000 SHARES
SERIES A PREFERRED STOCK

(PAR VALUE $0.001 PER SHARE)



           [LOGO]

This Prospectus/Joint Proxy Statement (the "Prospectus") relates to the proposed acquisitions by FirstPak, Inc. (the "Company"), in separate transactions (the "Acquisitions"), of all of the issued and outstanding capital stock of Wisconsin Label Corporation ("Wisconsin Label"), St. Louis Lithographing Company ("St. Louis Litho"), CalOptical Holding Corporation ("CalOptical") and Blake Printing and Publishing, Inc. ("Blake Printing," and, together with Wisconsin Label, St. Louis Litho and CalOptical, the "Operating Subsidiaries") for an aggregate of 6,072,012 shares of Common Stock and 220,000 shares of Series A Preferred Stock of FirstPak, Inc. to be issued to the stockholders of the Operating Subsidiaries (the "Sellers") in a stock-for-stock exchange pursuant to merger agreements dated July 17, 1997. This Prospectus and a form of proxy will be sent to
shareholders of the Operating Subsidiaries on           , 1997.



Unless otherwise indicated herein, all information set forth herein has been adjusted to give effect to the Acquisitions. Unless otherwise indicated, all references herein to the "Company" shall mean FirstPak, Inc. and the Operating Subsidiaries assuming effectiveness of the Acquisitions, and references herein to "FirstPak, Inc." shall mean FirstPak, Inc. prior to the effectiveness of the Acquisitions.



Concurrently with and conditioned upon consummation of the Acquisitions, the Company will consummate an initial public offering of its Common Stock (the "Offering"). If the Offering does not occur, the Acquisitions will not be consummated. See "Terms of the Acquisitions - The Initial Public Offering." Prior to the Acquisitions and the Offering, there has been no public market for the Common Stock of the Company. The Company has applied for listing of the Common Stock on the Nasdaq National Market under the symbol "FPAK."


SEE "RISK FACTORS" COMMENCING ON PAGE 14 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY THE SELLERS IN CONNECTION WITH THE ACQUISITIONS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          , 1997

                               TABLE OF CONTENTS

                                                   Page
Prospectus Summary.............................          3
Risk Factors...................................         14
Stockholder Votes..............................         23
Terms of the Acquisitions......................         27
Comparison of Stockholder Rights...............         37
Dividend Policy................................         54
Capitalization.................................         55
Selected Pro Forma Combined Financial
  Data.........................................         56
Management's Discussion and Analysis of
  Pro Forma Financial Condition and
  Pro Forma Results of Operations..............         59
Selected Financial Data of the
  Operating Subsidiaries.......................         63

                                                   Page

Management's Discussion and Analysis of
  Financial Condition and Results of Operations
  of the Operating Subsidiaries................         66
Business.......................................         82
Reasons for The Acquisitions...................         84
Management.....................................         93
Certain Relationships and Related Party
  Transactions.................................        100
Principal and Selling Stockholders.............        107
Description of Capital Stock...................        108
Shares Eligible for Future Sale................        111
Legal Matters..................................        112
Experts........................................        112
Additional Information.........................        112
Index to Financial Statements..................        F-1

                               PROSPECTUS SUMMARY


FIRSTPAK, INC. WILL ACQUIRE, IN SEPARATE TRANSACTIONS (THE "ACQUISITIONS"), ALL OF THE ISSUED AND OUTSTANDING CAPITAL STOCK OF WISCONSIN LABEL CORPORATION ("WISCONSIN LABEL"), ST. LOUIS LITHOGRAPHING COMPANY ("ST. LOUIS LITHO"), CALOPTICAL HOLDING CORPORATION ("CALOPTICAL") AND BLAKE PRINTING AND PUBLISHING, INC. ("BLAKE PRINTING," AND, TOGETHER WITH WISCONSIN LABEL, ST. LOUIS LITHO AND CALOPTICAL, THE "OPERATING SUBSIDIARIES") IN EXCHANGE FOR AN AGGREGATE OF 6,072,012 SHARES OF COMMON STOCK, 220,000 SHARES OF SERIES A PREFERRED STOCK, PAR VALUE $0.001 PER SHARE (THE "SERIES A PREFERRED STOCK"), AND OPTIONS TO PURCHASE 909,193 SHARES OF COMMON STOCK OF FIRSTPAK, INC. TO BE ISSUED TO THE STOCKHOLDERS OF THE OPERATING SUBSIDIARIES (THE "SELLERS") IN A STOCK-FOR-STOCK EXCHANGE PURSUANT TO MERGER AGREEMENTS DATED JULY 17, 1997. THE INDIVIDUAL ACQUISITIONS OF THE OPERATING SUBSIDIARIES ARE REFERRED TO HEREIN AS THE "WISCONSIN LABEL ACQUISITION," THE "ST. LOUIS LITHO ACQUISITION," THE "CALOPTICAL ACQUISITION" AND THE "BLAKE PRINTING ACQUISITION," RESPECTIVELY. THE AGREEMENTS BY WHICH EACH OF THE INDIVIDUAL ACQUISITIONS WILL BE EFFECTED ARE REFERRED TO HEREIN COLLECTIVELY AS THE "ACQUISITION AGREEMENTS," AND INDIVIDUALLY AS THE "WISCONSIN LABEL ACQUISITION AGREEMENT," THE "ST. LOUIS LITHO ACQUISITION AGREEMENT," THE "CALOPTICAL ACQUISITION AGREEMENT" AND THE "BLAKE PRINTING ACQUISITION AGREEMENT," RESPECTIVELY. SEE "TERMS OF THE ACQUISITIONS" AND "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS - THE ACQUISITIONS."



CONCURRENTLY WITH AND CONDITIONED UPON CONSUMMATION OF THE ACQUISITIONS, THE COMPANY WILL OFFER 3,928,571 SHARES OF ITS COMMON STOCK, AND CERTAIN STOCKHOLDERS OF THE COMPANY WILL OFFER 301,712 SHARES OF COMMON STOCK, TO THE PUBLIC IN CONNECTION WITH THE INITIAL PUBLIC OFFERING OF THE COMMON STOCK OF THE COMPANY (THE "OFFERING").



THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION SET FORTH HEREIN (i) HAS BEEN ADJUSTED TO GIVE EFFECT TO THE ACQUISITIONS, (ii) REFLECTS THE REINCORPORATION OF FIRSTPAK, INC. IN DELAWARE WHICH WILL OCCUR PRIOR TO CONSUMMATION OF THE OFFERING, (iii) ASSUMES AN INITIAL PUBLIC OFFERING PRICE OF $14 PER SHARE AND (iv) ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION TO BE GRANTED TO THE UNDERWRITERS IN CONNECTION WITH THE OFFERING.



                 FIRSTPAK, INC. AND THE OPERATING SUBSIDIARIES



FIRSTPAK, INC. FirstPak, Inc. was formed in February 1996 to create a premier consolidator and operator of labeling and packaging companies. Through the four Operating Subsidiaries, the Company plans to manufacture and sell a wide array of packaging products, including pressure sensitive labels for the consumer products, food packaging and direct mail industries, glue-applied labels for the liquor, wine, candy and cigar industries, and specialty rigid packaging for the eyewear industry. In addition, the Company plans to provide commercial printing services, foil-stamping for the trading card industry, promotional packaging and materials, and certain flexible packaging solutions. Upon completion of the Acquisitions, the Company will have more than 1,200 employees and will service more than 4,500 customers in a variety of industries nationwide.



The segments of the packaging industry in the United States in which the Company intends to compete are large and highly fragmented. These segments consist of more than 4,000 label producers, specialty rigid packaging manufacturers and flexible packaging manufacturers with estimated combined sales exceeding $20 billion in 1996. These segments consist primarily of independently-owned companies with estimated average annual revenues of less than $25 million.


The Company believes increasing demand for higher value-added packaging, the consumer products industry's focus on limiting the number of packaging suppliers and the costs associated with maintaining technologically advanced packaging facilities are factors contributing to the consolidation within the packaging industry. Labels and packaging function as the primary point-of-sale promotional vehicle for many consumer products, and accordingly, manufacturers and other producers are placing greater emphasis on value-added labels and packaging in order to more effectively market their products. In addition, current demographic trends, such as smaller households and an increasing number of women in the workplace, are causing changes in consumer buying habits which in turn are resulting in a demand for different sizes and types of labels, as well as packaging with more convenient features. The Company also believes that the recent focus in numerous industries on improved efficiency is causing many customers to seek to reduce their number of label and packaging suppliers to a select few that can offer both higher quality and a more complete line of value-added products and services. The growing need for more specialized packaging solutions, along with frequent advances in packaging technology, is placing increased demands on smaller packaging companies which do not have the resources or the geographic scope to address the needs of a growing number of packaging customers. As a result, the Company believes that the segments of the packaging industry in which the Company intends to compete will continue to consolidate.

The Company intends to take advantage of the consolidation trend currently underway in the packaging industry by aggressively pursuing strategic acquisitions of packaging businesses that complement the product offerings and customer base of the Operating Subsidiaries. By integrating acquisitions into its existing operations and developing the cross-selling capabilities among its constituent businesses, the Company believes that it will be able to provide clients with a more comprehensive line of products and services. The Company plans to conduct its operations with a decentralized management approach through which individual management teams will be responsible for the businesses of each of the Operating Subsidiaries. In addition, a Company-wide team of senior management will provide the Operating Subsidiaries with strategic oversight and guidance with respect to acquisitions, financing, marketing and operations. Through this management structure, the Company believes each of the Operating Subsidiaries will be able to continue to provide high quality service to local customers as well as access to the capabilities of a large, diversified packaging firm.


The mailing address of the Company is 114 Sansome Street, Suite 1000, San Francisco, California 94104-3821.



WISCONSIN LABEL. In 1996, according to industry sources, Wisconsin Label was the fifteenth largest U.S. producer, based on revenues, of pressure sensitive labels and materials for use in a variety of consumer products, food packaging, direct mail and industrial applications. Wisconsin Label's products include premium packaging, promotional packaging and materials, folded cartons and custom material constructions, coupons, mailers and product catalogs. Founded in 1966 and headquartered in Algoma, Wisconsin, Wisconsin Label's customers include Sara Lee Corporation, Dittler Brothers Incorporated ("Dittler Brothers") and Federal Express Corporation (through Graphic Systems, Incorporated). For the year ended December 31, 1996, Wisconsin Label had sales of $93.9 million which represented 65.8% of the pro forma sales of the Company.


ST. LOUIS LITHO. St. Louis Litho specializes in the production of high quality, foil-laminated and metallized labels and wraps for use in the liquor, candy, cigar and trading card industries. St. Louis Litho was operated as a subsidiary of Pet Incorporated ("Pet") and its successor company Grand Metropolitan, plc ("Grand Metropolitan") until it was sold in a management buyout in May 1996. Founded in 1921 and headquartered in St. Louis, Missouri, customers of St. Louis Litho include Barton Incorporated, Heaven Hill Distilleries Inc. and Russel Stover Candies, Inc. For the year ended December 31, 1996, St. Louis Litho had sales of $20.3 million which represented 14.2% of the pro forma sales of the Company.


CALOPTICAL. The Company believes that CalOptical is the leading provider of specialized rigid eyewear packaging in the United States based on revenues, with a product line consisting of decorative and highly functional eyeglass and sunglass cases and accessories. CalOptical is the parent of California Optical Leather, Inc. ("COL"), which was founded in 1935. CalOptical is headquartered in San Leandro, California, and its customers include LensCrafters, Inc., Wal-Mart Stores, Inc. and Eye Care Centers of America, Inc. For the year ended December 31, 1996, CalOptical had sales of $15.7 million which represented 11.3% of the pro forma sales of the Company.



BLAKE PRINTING. The Company believes that Blake Printing is a leading provider of value-added labels to the domestic wine industry, based on revenues. Through its Poor Richard's Press division, Blake Printing also provides commercial printing and publishing services to small companies and public sector enterprises in the central coast region of California. Founded in 1949 and headquartered in San Luis Obispo, California, Blake Printing's customers include Sebastiani Vineyards, Inc., The Wine Group, Inc. and The Robert Mondavi Corporation. For the year ended December 31, 1996, Blake Printing had sales of $12.4 million which represented 8.7% of the pro forma sales of the Company.

                               STOCKHOLDER VOTES

STOCKHOLDER VOTES BY WRITTEN CONSENT AND PURPOSE THEREOF

The votes of the stockholders of the Operating Subsidiaries will be obtained pursuant to meetings or written consents at times to be determined by the boards of directors of each of the Operating Subsidiaries. The votes of the stockholders of the Operating Subsidiaries are referred to herein collectively as the "Operating Subsidiary Votes" and individually as the "Wisconsin Label Vote," the "St. Louis Litho Vote," the "CalOptical Vote" and the "Blake Printing Vote." The purpose of the Operating Subsidiary Votes is to approve and adopt the Acquisition Agreements.

RECORD DATES AND VOTES REQUIRED


WISCONSIN LABEL. The Wisconsin Label Vote may be taken either at a meeting of shareholders or by written consent. If the Wisconsin Label Vote's taken at a meeting of shareholders, only Wisconsin Label shareholders of record at the close of business on July 31, 1997 (the "Wisconsin Label Record Date") are entitled to participate in the Wisconsin Label Vote. Pursuant to the Wisconsin Business Corporation Law (the "WBCL") and the Wisconsin Label Articles of Incorporation, as amended, the affirmative vote of the holders of a majority of the Wisconsin Label Common Stock outstanding as of the Wisconsin Label Record Date is required to approve and adopt the Wisconsin Label Acquisition Agreement. As of the date of this Prospectus, there were 294,244 shares of Wisconsin Label Common Stock outstanding and 23 shareholders of record of Wisconsin Label Common Stock, each of which will be entitled to cast one vote per share in the Wisconsin Label Vote. See "Stockholder Votes-- Votes Required" and "Terms of the Acquisitions--Voting Agreements."



ST. LOUIS LITHO. Pursuant to the General Corporation Law of the State of Delaware (the "DGCL") and the St. Louis Litho Certificate of Incorporation, the affirmative vote of the holders of a majority of the St. Louis Litho Common Stock outstanding as of the St. Louis Litho Vote is required to approve and adopt the St. Louis Litho Acquisition Agreement. As of the date of this Prospectus, there were 105,263 shares of St. Louis Litho Common Stock outstanding and six stockholders of record of St. Louis Litho Common Stock, each of which will be entitled to cast one vote per share in the St. Louis Litho Vote. See "Stockholder Votes - Votes Required" and "Terms of the Acquisitions--Voting Agreements."



CALOPTICAL. Pursuant to the DGCL and the CalOptical Certificate of Incorporation, as amended, the affirmative vote of the holders of a majority of the CalOptical Common Stock outstanding as of the CalOptical Vote is required to approve and adopt the CalOptical Acquisition Agreement. As of the date of this Prospectus, there were 42,500 shares of CalOptical Common Stock outstanding and five stockholders of record of CalOptical Common Stock, each of which will be entitled to cast one vote per share in the CalOptical Vote. See "Stockholder Votes - Votes Required" and "Terms of the Acquisitions--Voting Agreements."



BLAKE PRINTING. Pursuant to the California General Corporation Law (the "CGCL") and the Blake Printing Restated Articles of Incorporation, the affirmative vote of the holders of a majority of the Blake Printing Common Stock outstanding as of the Blake Printing Vote is required to approve and adopt the Blake Printing Acquisition Agreement. As of the date of this Prospectus, there were 160 shares of Blake Printing Common Stock outstanding and two shareholders of record of Blake Printing Common Stock, each of which will be entitled to cast one vote per share in the Blake Printing Vote. See "Stockholder Votes - Votes Required" and "Terms of the Acquisitions--Voting Agreements."


REASONS FOR THE ACQUISITIONS

PURSUE STRATEGIC ACQUISITIONS. The Company intends to supplement internal growth through aggressive pursuit of acquisitions to expand the Company's capacity and customer base, add new products and services and extend its market reach. The Company's chief executive officer, as well as other members of senior management, have significant experience in effecting strategic acquisitions and integrating acquired businesses. Although there are no formal agreements or letters of intent to purchase any additional businesses at this time, the Company has evaluated numerous potential acquisition candidates in the label and packaging segments. In particular, management has evaluated companies that produce product identification labels, flexible packaging and specialty rigid packaging for a broad range of industries including consumer products, food, wine, liquor, cosmetics and pharmaceuticals. Management believes the acquisition of such companies will allow it to broaden its product portfolio and provide customers with a more complete set of packaging solutions. The Company believes that it can successfully integrate newly acquired operations in order to leverage more effectively the sales, marketing and distribution capabilities of the Operating Subsidiaries and operations that may be acquired in the future.

The Company has received a commitment letter from The Chase Manhattan Bank ("Chase") pursuant to which Chase has agreed, subject to consummation of the Acquisitions and the Offering and to certain other closing conditions, to provide the Company with a senior revolving credit facility (the "Facility") in the amount of $80.0 million. Up to $60.0 million of the Facility may be used for acquisitions by the Company. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations - Liquidity and Capital Resources."

CREATE A SINGLE SOURCE FOR VALUE-ADDED PACKAGING AND LABELS. The Company intends to offer its customers a single source for their value-added packaging and label requirements. Management believes the cross-selling potential of each of the Operating Subsidiaries, as well as of operations that may be acquired in the future, will allow the Company to offer a comprehensive range of products and services. In particular, the Company's goal is to develop long-term relationships with customers who seek to consolidate sources of packaging products and services as a means of achieving higher quality label and packaging products at more competitive prices. As part of its strategy, the Company will seek to craft value-added packaging solutions which address the changing dynamics of the packaging industry. For instance, management believes that the use of pressure sensitive labels in the wine and beer industries will increase as production and application technologies become more cost effective. By offering a comprehensive line of packaging products, the Company will benefit from this and other changes in the mix of packaging solutions.


INCREASE OPERATING EFFICIENCIES. The Company believes that it will be able to increase operating efficiency and achieve certain synergies among its constituent businesses. In particular, through the implementation of its acquisition strategy, the Company believes there will be substantial opportunity to increase and optimize plant efficiencies. The Company also believes that it can reduce costs by purchasing certain raw materials such as inks and paper on a larger scale. The Company also plans to centralize the purchasing of medical and general liability insurance, the banking relationships of its Operating Subsidiaries and the administration of various employee benefit programs in order to effect general, administrative and interest savings. In addition, the Company believes that its multiple-plant capacity will enable it to attract new customers.


INVEST IN NEW TECHNOLOGIES TO INCREASE OPERATING RESPONSIVENESS. The market for label and packaging products is becoming increasingly specialized as a result of the trends currently underway in the packaging industry. In response to these trends, packaging customers have begun to frequently redesign the packaging of their products by upgrading the quality and complexity of the components or the design of the packaging application. Management believes that investments in new packaging and labeling technologies will allow the Company to provide packaging products with features that add value to the package which will allow it to service its customer far more effectively. Pursuant to this strategy, the Company is a participant in the Digital Label Alliance, an industry consortium formed to develop and commercialize digital press technology for the label industry.

RISK FACTORS

The information set forth under "Risk Factors," as well as the other information set forth in this Prospectus, should be considered carefully by the Sellers.

INCOME TAX TREATMENT


Each of the Acquisitions is intended to qualify as either a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") or as a transaction described in Section 351(a) of the Code, in which case no gain or loss will be recognized by the holders of common stock of the applicable Operating Subsidiary solely as a result of the conversion of their shares of common stock in such Operating Subsidiary into shares of Common Stock of the Company pursuant to the Acquisitions. Different treatment may apply to the recipients of Series A Preferred Stock. See "Terms of the Acquisitions--Certain Federal Income Tax Considerations."

REGULATORY MATTERS


Consummation of certain of the Acquisitions is subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The notifications provided for under the HSR Act have been furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division. The Acquisitions must also satisfy the requirements of federal and certain state securities laws. See "Terms of the Acquisitions-- Governmental and Regulatory Matters."


ACCOUNTING TREATMENT


Upon consummation of the Acquisitions, the former stockholders of Wisconsin Label will own, as a group, in excess of 47.0% of the Company's Common Stock and control in excess of 48.0% of the Company's voting interests. As such Common Stock ownership and voting interests will exceed both (i) the separate Company ownership and voting interests of the former stockholder groups for St. Louis Litho, CalOptical, or Blake Printing, and (ii) the FirstPak stockholders' carryover ownership and voting interests just prior to the consummation of the Acquisitions, the Acquisitions will be accounted for as a "reverse acquisition" by Wisconsin Label as the accounting acquirer using the purchase method of accounting. As a result, the Company's consolidated financial statements for periods prior to the consummation of the Acquisitions prepared for comparative purposes subsequent to the consummation of Acquisitions will be the historical consolidated financial statements of Wisconsin Label with certain amounts within "Stockholders' Equity" restated to reflect the impact of FirstPak's acquisition of Wisconsin Label. See Pro Forma Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.


                           TERMS OF THE ACQUISITIONS


At the Effective Time of the Acquisitions and depending on the Operating Subsidiary at issue, either a subsidiary of the Company (each, a "Merger Sub") will merge with and into the respective Operating Subsidiary, and, as a result, the Company will directly own all of the common stock of such Operating Subsidiary (the "Operating Subsidiary Common Stock") or the respective Operating Subsidiary will merge with and into a Merger Sub, the corporate existence of the Operating Subsidiary will terminate and the Merger Sub will own all of the assets and liabilities of such Operating Subsidiary. As a result of the Acquisitions, all equity interests in each of the Operating Subsidiaries, other than shares as to which appraisal rights have been exercised and shares held in the treasury of the Operating Subsidiaries or owned by any wholly-owned subsidiary of the Operating Subsidiaries, will be converted into the right to receive shares of Common Stock or options to purchase Common Stock as follows:



    All equity interests in Wisconsin Label will be converted into (a) that number of shares of Common Stock and options to purchase Common Stock of the Company equal to 49.6% (subject to certain adjustments; see "Certain Relationships and Related Party Transactions") multiplied by the sum of
    (i) all shares of Common Stock of the Company outstanding prior to the Acquisitions, (ii) the total number of shares of Common Stock to be issued to all of the Sellers pursuant to the Acquisitions and (iii) the total number of shares of Common Stock to be issued pursuant to stock options to be granted to the Sellers pursuant to the Acquisitions (exclusive of options granted under the 1997 Stock Plan) and Operating Subsidiaries' options to be assumed by the Company and (b) 220,000 shares of Series A Preferred Stock.


    All equity interests in St. Louis Litho capital stock will be converted into that number of shares of Common Stock and options to purchase Common Stock of the Company equal to 14.69% multiplied by the sum of (i) all shares of Common Stock of the Company outstanding prior to the Acquisitions, (ii) the total number of shares of Common Stock to be issued to all of the Sellers pursuant to the Acquisitions and (iii) the total number of shares of Common Stock to be issued pursuant to stock options to be granted to the Sellers pursuant to the Acquisitions (exclusive of options granted under the 1997 Stock Plan) and Operating Subsidiaries' options to be assumed by the Company.

    All equity interests in CalOptical capital stock will be converted into that number of shares of Common Stock and options to purchase Common Stock of the Company equal to 11.24% multiplied by the sum of (i) all shares of Common Stock of the Company outstanding prior to the Acquisitions, (ii) the total number of shares of Common Stock to be issued to all of the Sellers pursuant to the Acquisitions and

    (iii) the total number of shares of Common Stock to be issued pursuant to stock options to be granted to the Sellers pursuant to the Acquisitions (exclusive of options granted under the 1997 Stock Plan) and Operating Subsidiaries' options to be assumed by the Company.

    All equity interests in Blake Printing capital stock will be converted into that number of shares of Common Stock and options to purchase Common Stock of the Company equal to 10.77% multiplied by the sum of (i) all shares of Common Stock of the Company outstanding prior to the Acquisitions, (ii) the total number of shares of Common Stock to be issued to all of the Sellers pursuant to the Acquisitions and (iii) the total number of shares of Common Stock to be issued pursuant to stock options to be granted to the Sellers pursuant to the Acquisitions (exclusive of options granted under the 1997 Stock Plan) and Operating Subsidiaries' options to be assumed by the Company.

No fractional shares will be issued by virtue of the Acquisitions, but in lieu thereof each holder of shares of Operating Subsidiary Common Stock who would otherwise be entitled to a fraction of a share of Common Stock (after aggregating all fractional shares to be received by such holder) will receive from the Company an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the initial public offering price of the Common Stock to be sold in the Offering.

EXCHANGE OF OPERATING SUBSIDIARY CERTIFICATES. At or promptly after the Effective Time, the Company, acting through the Transfer Agent, will deliver to each Operating Subsidiary stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Acquisitions, represented shares of Operating Subsidiary Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF OPERATING SUBSIDIARY COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE TRANSFER AGENT.

EFFECTIVE TIME OF THE ACQUISITIONS. The Acquisitions will become effective upon the filing and effectiveness of Articles or Certificates of Merger with the respective state authorities of the states of incorporation of the Operating Subsidiaries or at such later time as may be agreed in writing by the Company, the Merger Subs and the Operating Subsidiaries as specified in the Articles or Certificates of Merger (the "Effective Time"). The Effective Time of the Acquisitions will occur simultaneously with the closing of the Offering.


STOCK OWNERSHIP FOLLOWING THE ACQUISITIONS. Based upon the capitalization of the Operating Subsidiaries as of the close of business on the date of this Prospectus (including the number of shares of Operating Subsidiary Common Stock outstanding and the number of shares issuable upon exercise of outstanding options or rights to purchase Operating Subsidiary Common Stock), and assuming that no holder of Operating Subsidiary Common Stock exercises appraisal rights, an aggregate of 6,072,012 shares of Common Stock and 220,000 shares of Series A Preferred Stock will be issued to the Sellers in the Acquisitions and the Company will assume options for up to approximately 909,193 additional shares of Company Common Stock. Based upon the number of shares of Common Stock issued and outstanding as of the date of this Prospectus and after giving effect to the issuance of Common Stock as described in the previous sentence, the Sellers would hold, and have voting power with respect to, approximately 85% of the Company's total issued and outstanding shares, and holders of former Operating Subsidiary options or rights to purchase Operating Subsidiary Common Stock would hold options exercisable for approximately 11.2% of total issued and outstanding shares (assuming the exercise of only such options). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either the Company or the respective Operating Subsidiaries changes subsequent to the date of this Prospectus and prior to the Effective Time, and there can be no assurance as to the effect of the Offering upon the capitalization of the Company at the Effective Time or at any time following the Effective Time.



CONDUCT OF COMPANY FOLLOWING THE ACQUISITIONS. Once the Acquisitions are consummated and depending on the particular Operating Subsidiary at issue, either (i) the applicable Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of such Merger Sub will be merged with and into the applicable Operating Subsidiary with such Operating Subsidiary remaining as the surviving corporation (each, a "Surviving Corporation" and collectively, the "Surviving Corporations") or (ii) the Operating Subsidiary at issue will cease to exist as a corporation and all of the business, assets, liabilities and obligations of such Operating Subsidiary will be merged with and into the applicable Merger Sub with such Merger Sub remaining as the Surviving Corporation.

Pursuant to the Acquisition Agreements, the Certificate of Incorporation of each Merger Sub in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the Surviving Corporation and the Bylaws of each Merger Sub will become the Bylaws of the Surviving Corporation. The Board of Directors of the Surviving Corporations will consist of the directors who are serving as directors of the respective Merger Subs immediately prior to the Effective Time. The officers of the respective Merger Subs immediately prior to the Effective Time will remain as officers of the Surviving Corporations, until their successors are duly elected or appointed or qualified.


Following the Effective Time, the Company's Board of Directors will consist of the following eight persons: Vincent F. Titolo, Terence R. Fulwiler, William T. Leith, John D. Menke, Richard C. Blake, R. Michael Mondavi, Jay K. Tomcheck and Daniel R. Fulwiler. See "Management--Executive Officers, Directors and Key Employees."

NO SOLICITATION. Under the terms of the Acquisition Agreements, until the earlier of the Effective Time or termination of the Acquisition Agreements pursuant to their terms, the Operating Subsidiaries have agreed that they will not, and will instruct their respective directors, officers, representatives, agents and affiliates not to, directly or indirectly, take any of the following actions with any party other than the Company and its designees (a) solicit, conduct discussions with or engage in negotiations with any person, relating to the possible acquisition of any Operating Subsidiary or any material portion of its or their capital stock or assets, (b) provide information with respect to it to any person, other than the Company, relating to the possible acquisition of the Operating Subsidiary or any material portion of its or their capital stock or assets, (c) enter into an agreement with any person, other than the Company, providing for the acquisition of the Operating Subsidiary or any material portion of its or their capital stock or assets or (d) make or authorize any statement, recommendation or solicitation in support of any possible acquisition of the Operating Subsidiary or any of its subsidiaries or any material portion of its or their capital stock or assets by any person, other than by the Company. In addition to the foregoing, if any Operating Subsidiary receives prior to the Effective Time or the termination of the Acquisition Agreements any offer or proposal relating to any of the above, the applicable Operating Subsidiary shall promptly notify the Company thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as the Company may reasonably request.


CONDITIONS TO THE ACQUISITIONS. The respective obligations of each party to the Acquisition Agreements to effect the Acquisitions shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Acquisition Agreements shall have been approved and adopted by the stockholders of each Operating Subsidiary, (b) the Securities and Exchange Commission (the "SEC") shall have declared the Registration Statement of which this Prospectus is a part and the Registration Statement relating to the Offering effective and no stop order suspending the effectiveness of either such Registration Statement shall have been issued by the SEC, (c) the closing of the Acquisitions will occur simultaneously with the closing of the Offering, (d) no court, administrative agency or other governmental authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Acquisitions or the Offering illegal or otherwise prohibiting consummation of the Acquisitions or the Offering, (e) the Company and the Operating Subsidiaries shall each have received a written opinion from counsel to FirstPak, Inc. to the effect that the Acquisitions will constitute a reorganization within the meaning of Section 368(a) of the Code or that the exchange of Operating Subsidiary Common Stock for Common Stock will qualify as an exchange under Section 351(a) of the Code, and (f) the Common Stock shall have been approved for listing on The Nasdaq National Market, the New York Stock Exchange or the American Stock Exchange.



In addition, the obligation of each Operating Subsidiary to consummate and effect the Acquisitions is subject to the satisfaction at or prior to the Effective Time of certain conditions, any of which may be waived, in writing, exclusively by the Operating Subsidiaries, including: (a) the representations and warranties of the Company and the pertinent Merger Sub contained in the Acquisition Agreements shall be true and correct in all material respects on and as of the Effective Time; (b) the Company and the pertinent Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Acquisition Agreements to be performed or complied with by them on or prior to the Effective Time; (c) the Operating Subsidiaries shall have received a legal opinion from counsel to FirstPak, Inc., in form and substance reasonably satisfactory to each Operating Subsidiary; (d) the Company shall have executed and delivered employment agreements to certain persons listed in the exhibits to the Acquisition Agreements; (e) the Company shall have executed and delivered to the Operating Subsidiaries an escrow agreement, the form of which is attached as an exhibit to the Acquisition Agreements; (f) the Company shall have appointed a committee to determine the appropriate price and number of shares of the Common Stock to be sold in the Offering (the "Pricing Committee"); (g) the Restated Certificate of Incorporation of the Company shall be in effect and (h) the initial public offering price per share of Common Stock sold in the Offering shall be greater than $13.00 and the Offering shall result in gross proceeds of not less than
$       . Additionally, certain stockholders of the Company will enter into a stockholders' agreement with the Company (the "Stockholders' Agreement"). The obligations of the Operating Subsidiaries are subject to execution and delivery of the Stockholders' Agreement.


Further, the obligations of the Company and the Merger Subs to consummate and effect the Acquisitions shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company: (a) the representations and warranties of each Operating Subsidiary contained in the Acquisition Agreements shall be true and correct in all material respects on and as of the Effective Time; (b) each Operating Subsidiary shall have performed or complied in all material respects with all agreements and covenants required by the Acquisition Agreement to be performed or complied with by it on or prior to the Effective Time; (c) the Company shall have received a legal opinion from counsel to each Operating Subsidiary in form and substance reasonably satisfactory to the Company; (d) holders of more than one percent of the outstanding shares of the common stock of the Operating Subsidiaries shall not have exercised or have a right to exercise appraisal or dissenters rights; (e) Sellers shall have entered into noncompetition agreements with the Company; and (f) each Seller shall have entered into lock-up agreements with the representatives of the underwriters in the Offering.

TERMINATION OF THE ACQUISITION AGREEMENTS. Each Acquisition Agreement provides that it may be terminated at any time prior to the Effective Time:

    (a) by mutual consent of the Company and the applicable Operating
Subsidiary;

    (b) by the Company or the applicable Operating Subsidiary if: (i) the Closing has not occurred by December 31, 1997 (provided that this right to terminate the Acquisition Agreement shall not be available to any party whose willful failure to fulfill any obligation thereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date);
(ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Acquisition, the Offering or any of the mergers; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Acquisitions, the Offering or any of the mergers with the other Operating Subsidiaries by any governmental entity that would make consummation of the Acquisitions, the Offering or any of the acquisitions of the other Operating Subsidiaries illegal;

    (c) by the Company or the applicable Operating Subsidiary if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Acquisition, by any governmental entity, which would: (i) prohibit the Company's ownership or operation of any portion of the business of the Company or (ii) compel the Company and the applicable Operating Subsidiary to dispose of or hold separate, as a result of the Acquisition, any portion of the business or assets of the Company or the applicable Operating Subsidiary;

    (d) by the Company if it is not in material breach of its obligations under the Acquisition Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Acquisition Agreement on the part of the pertinent Operating Subsidiary and as a result of such breach the closing conditions set forth in the Acquisition Agreement would not then be satisfied; provided, however, that if such breach is curable by such Operating Subsidiary prior to the Closing Date through the exercise of its reasonable best efforts, then for so long as such Operating Subsidiary continues to exercise such reasonable best efforts the Company may not terminate the Acquisition Agreement unless such breach is not cured prior to the Closing Date (but no cure period shall be required for a breach which by its nature cannot be cured); and

    (e) by the pertinent Operating Subsidiary if it is not in material breach of its obligations under the Acquisition Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Acquisition Agreement on the part of the Company or the pertinent Merger Sub and as a result of such breach the closing conditions set forth in the Acquisition Agreement, would not then be satisfied;

provided, however, that if such breach is curable by the Company or the pertinent Merger Sub prior to the Closing Date through the exercise of its reasonable best efforts, then for so long as the Company or the applicable Merger Sub continues to exercise such reasonable best efforts the Operating Subsidiary may not terminate the Acquisition Agreement unless such breach is not cured prior to the Closing Date (but no cure period shall be required for a breach which by its nature cannot be cured).


AFFILIATE AGREEMENTS. Each of the members of the Board of Directors of each of the Operating Subsidiaries and certain officers of the Operating Subsidiaries are expected to enter into agreements restricting sales, dispositions and other transactions which would reduce their risk of investment with respect to the shares of Common Stock received by them in the Acquisitions so as to comply with the requirements of applicable federal securities and tax laws.


In connection with the Acquisitions, certain stockholders of the Company and the Operating Subsidiaries will enter into a stockholders agreement with the Company (the "Stockholders Agreement") relating to certain corporate matters. See "Terms of the Acquisitions - Affiliate and Stockholders' Agreements."


DISSENTERS' RIGHTS AND APPRAISAL RIGHTS


WISCONSIN LABEL. Pursuant to Wisconsin law, and as described in greater detail in the consent solicitation to be delivered to the shareholders of Wisconsin Label and in the Prospectus, holders of Wisconsin Label Common Stock will be entitled to dissenters' rights in connection with the Wisconsin Label Acquisition. A holder of Wisconsin Label Common Stock who desires to pursue dissenters' rights must (i) file a written objection to the Wisconsin Label Acquisition Agreement with Wisconsin Label before the taking of the shareholders' vote on the Wisconsin Label Acquisition Agreement at a meeting of the Wisconsin Label shareholders, (ii) refrain from voting in favor of the Wisconsin Label Acquisition Agreement, (iii) make written demand from Wisconsin Label or the Company for payment for such holder's shares and (iv) deposit such holder's shares at the place and time indicated in the dissenters' notice delivered to such holder by Wisconsin Label, all in accordance with the WBCL. Such dissenters' rights are not conditioned on voting against the Wisconsin Label Acquisition Agreement. See "Stockholder Votes--Dissenters' Rights and Appraisal Rights."



ST. LOUIS LITHO AND CALOPTICAL. Pursuant to Delaware law, and as described in greater detail in the consent solicitation to be delivered to the stockholders of St. Louis Litho and CalOptical and in the Prospectus, holders of St. Louis Litho and CalOptical Common Stock will be entitled to appraisal rights in connection with the St. Louis Litho and CalOptical Acquisitions. A holder of St. Louis Litho or CalOptical Common Stock who desires to pursue appraisal rights must (i) file a written demand for appraisal of such holder's shares with St. Louis Litho or CalOptical before the taking of the stockholders' vote on the relevant Acquisition Agreement and (ii) refrain from voting in favor of the relevant Acquisition Agreement, all in accordance with the DGCL. Such appraisal rights are not conditioned on voting against the St. Louis Litho or CalOptical Acquisition Agreement. See "Stockholder Votes--Dissenters' Rights."


BLAKE PRINTING. Pursuant to California law, and as described in greater detail in the consent solicitation to be delivered to the shareholders of Blake Printing and in the Prospectus, holders of Blake Printing Common Stock will be entitled to dissenters' rights in connection with the Blake Printing Acquisition. A holder of Blake Printing Common Stock who desires to pursue dissenters' rights must (i) demand in writing that Blake Printing purchase such holder's shares at their fair market value before the taking of the shareholders' vote on the Blake Printing Acquisition Agreement, (ii) refrain from voting in favor of the Blake Printing Acquisition Agreement and (iii) submit such holder's shares to Blake Printing or the Company for endorsement, all in accordance with the CGCL. Such dissenters' rights are not conditioned on voting against the Blake Printing Acquisition Agreement. See "Stockholder Votes
- - Dissenters' Rights".

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA


The following table presents summary pro forma combined financial data of the Company as of the dates and for the periods indicated, giving effect to (i) the consummation of the Acquisitions and (ii) the consummation of the Offering and the application of the net proceeds therefrom. Upon consummation of the Acquisitions, the former stockholders of Wisconsin Label will own, as a group, approximately 48.6% of the Company's Common Stock and control approximately 50.2% of the Company's voting interests. As such Common Stock ownership and voting interests will exceed both (i) the separate Company ownership and voting interests of the former stockholder groups for St. Louis Litho, CalOptical, or Blake Printing, and (ii) the FirstPak stockholders' carryover ownership and voting interests just prior to the consummation of the Acquisitions, the Acquisitions will be accounted for as a "reverse acquisition" using the purchase method of accounting, with Wisconsin Label treated as the acquirer for accounting purposes. As a result, the Company's consolidated financial statements for periods prior to the consummation of the Acquisitions prepared for comparative purposes subsequent to the consummation of Acquisitions will be the historical consolidated financial statements of Wisconsin Label with certain amounts within "Stockholders' Equity" restated to reflect the impact of FirstPak's acquisition of Wisconsin Label. The summary pro forma data are not necessarily indicative of operating results or financial position that would have been achieved had the events described above been consummated and should not be construed as representative of future operating results or financial position. The summary pro forma combined financial data should be read in conjunction with the Pro Forma Combined Financial Statements and the notes thereto included elsewhere in this Prospectus and with "Formation of the Company
- - The Acquisitions," "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations" and "Certain Relationships and Related Party Transactions - The Acquisitions."



The pro forma combined financial statements and certain other information included herein assume the consummation of the Offering at an initial public offering price of $14 (the midpoint of the range of the estimated initial public offering prices set forth on the cover page of the prospectus relating to the Offering). However, there can be no assurance that the actual initial public offering price will not be lower than the initial public offering price assumed for purposes of the pro forma combined financial statements included herein. See "Risk Factors - Uncertainty Regarding Initial Public Offering Price."



                                                               ---------------------------------
                                                               YEAR ENDED
                                                                 DECEMBER     SIX MONTHS ENDED
                                                                      31,         JUNE 30,
IN THOUSANDS, EXCEPT PER SHARE DATA                                  1996        1996       1997
                                                               -----------  ---------  ---------
PRO FORMA COMBINED STATEMENTS OF INCOME DATA (1):
Sales........................................................   $ 142,784   $  72,620  $  74,300
Cost of sales................................................     104,663      53,120     54,122
                                                               -----------  ---------  ---------
Gross profit.................................................      38,121      19,500     20,178
Operating expenses...........................................      30,620      15,156     16,205
                                                               -----------  ---------  ---------
Operating income.............................................       7,501       4,344      3,973
Interest income..............................................         258         139         36
Interest expense.............................................        (271)       (136)      (136)
Other income (expense) net...................................         547         200        639
                                                               -----------  ---------  ---------
Income before income taxes and minority interest.............       8,035       4,547      4,512
Provision for income taxes...................................       3,485       1,996      1,800
                                                               -----------  ---------  ---------
Income before minority interest..............................       4,550       2,551      2,712
Minority interest............................................         (92)        (58)       (43)
                                                               -----------  ---------  ---------
Net income...................................................   $   4,458   $   2,493  $   2,669
                                                               -----------  ---------  ---------
                                                               -----------  ---------  ---------
Pro forma net income per share...............................   $    0.37   $    0.21  $    0.22
                                                               -----------  ---------  ---------
                                                               -----------  ---------  ---------
Shares used in computing pro forma net income per share
 (2).........................................................      12,150      12,150     12,150
OTHER DATA:
Pro forma combined cash flows provided by (used in):
    Operating activities.....................................   $   7,603   $   4,102  $   4,505
    Investing activities.....................................      (4,955)     (3,824)    (3,684)
    Financing activities.....................................        (198)     --           (291)
Pro forma combined EBITDA (3)................................      13,014       7,091      7,580

                                                                             ---------------
                                                                              AT JUNE 30,
IN THOUSANDS                                                                         1997
                                                                             ---------------
PRO FORMA COMBINED BALANCE SHEET DATA (1):
Cash and cash equivalents..................................................     $   2,902
Working capital............................................................        26,087
Goodwill...................................................................        30,798
Total assets...............................................................       114,284
Long-term debt and capital lease obligations, excluding current
 maturities................................................................            55
Redeemable preferred stock.................................................         9,440
Stockholders' equity.......................................................        87,521


- ------------------------

(1) Assumes that the consummation of the Acquisitions and the Offering had occurred as of January 1, 1996, in the case of the pro forma combined statements of income data and other data, and as of June 30, 1997, in the case of the pro forma combined balance sheet data. The pro forma combined financial data are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. The pro forma combined financial data presented herein are not necessarily indicative of the results the Company would have obtained had such events occurred at the beginning of the period or of the future results of the Company. The pro forma combined financial data should be read in conjunction with the other financial data and notes thereto included elsewhere in this Prospectus. See "Formation of the Company - The Acquisitions" and "Certain Relationships and Related Party Transactions - The Acquisitions."


(2) Computed on the basis described in Note 6 of Notes to Pro Forma Combined Financial Statements.


(3) EBITDA represents operating income before depreciation, amortization and stock based compensation minus or plus, on a pre-tax basis, any earnings or losses, as applicable, attributable to minority interests and plus or minus any income or losses, as applicable, from joint ventures. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity. EBITDA information is included herein because management believes that investors find it to be a useful tool to assess the operations of a business without considering the impact of financing and tax consequences that vary depending on the capital structure and tax position of individual companies. EBITDA excludes significant expenses, such as depreciation, amortization, interest and income taxes, which are significant components in understanding the Company's financial performance. These factors should be considered in evaluating EBITDA and trends in EBITDA. Additionally, EBITDA as measured by the Company may not be comparable to similarly titled measures of other companies.


                       FUTURE ONE-TIME CHARGE TO EARNINGS


The Company will incur a nonrecurring non-cash stock based compensation charge to earnings of $24.3 million (based on an assumed initial public offering price of $14 per share, resulting in a reduction in net income of $20.8 million, or $1.71 per share) in the fiscal quarter in which the Offering is consummated consisting of (i) a charge of $15.5 million related to 1,110,667 shares of Common Stock issued to the founders of FirstPak, Inc. prior to the consummation of the Acquisitions, (ii) a charge of $5.4 million for options to purchase 515,577 shares of Common Stock of the Company at an exercise price of $3.50 per share granted to certain stockholders of Wisconsin Label upon consummation of the Acquisitions and (iii) a charge of $3.4 million related to the grant of options to purchase 332,143 shares of Common Stock of the Company at a weighted average price per share of $3.92 per share granted to certain officers and directors of the Company upon consummation of the Offering. Of the $24.3 million charge, $15.5 million will not be deductible by the Company for U.S. federal income tax purposes.

                                  RISK FACTORS

This Prospectus contains forward-looking statements regarding the intent, belief and current expectations of the Company, its directors and its officers, including statements with respect to the use of proceeds of the Offering and trends affecting the Company's financial condition and results of operations. The Sellers are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including the information set forth below and under "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Operating Subsidiaries" and "Business" identifies important factors that could cause such differences. The risk factors set forth below, as well as the other information set forth in this Prospectus, should be considered carefully by the Sellers.

UNCERTAINTY REGARDING INITIAL PUBLIC OFFERING PRICE


The pro forma combined financial statements and certain other information included herein assume the consummation of the Offering at an initial public offering price of $14 (the midpoint of the range of the estimated initial public offering prices set forth on the cover page of the preliminary prospectus relating to the Offering). The initial public offering price for the shares of Common Stock to be sold pursuant to the Offering will be determined by agreement among the Company, the Selling Stockholders and the Underwriters. Among the factors to be considered in making such determination will be the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the present operations of the Company, the historical results of operations of the Operating Subsidiaries and the trend of their revenues and earnings, the prospects for future earnings of the Company, the general conditions of the securities markets at the time of the Offering and the prices of similar securities of generally comparable companies. The initial public offering price will be subject to the approval of a committee of the Board of Directors consisting of Vincent F. Titolo, William T. Leith, Terrence
R. Fulwiler and Richard C. Blake. However, there can be no assurance that the actual initial public offering price will not be lower than the initial public offering price assumed for purposes of the pro forma combined financial statements included herein.


RISKS ASSOCIATED WITH RECEIPT OF PREFERRED STOCK


In connection with the aquisition of Wisconsin Label, the shareholders of Wisconsin Label will receive 220,000 shares of Series A Preferred Stock of FirstPak, Inc. The tax treatment of the receipt and redemption, if any, of the Series A Preferred Stock is not entirely clear. The Company intends to take the position that the Series A Preferred Stock is not taxable currently to the recipients. However, under the 1997 Act, certain kinds of redeemable preferred stock received in an otherwise tax-free reorganization or Section 351 exchange will be treated as taxable "boot." The Company intends to take the position that the Series A Preferred Stock does not constitute "boot" under the 1997 Act. However, because of the terms of the Series A Preferred Stock, there is a substantial risk that the IRS will successfully challenge such position. In the event the Series A Preferred Stock were determined to be taxable boot to the exchanging Wisconsin Label shareholders each such shareholders would be required to recognize any gain realized up to the value of the Series A Preferred Stock received. In addition, such gain may be taxable as ordinary income. The tax treatment of the redemption, if it occurs, of the Series A Preferred Stock is also unclear, and may depend in part on the facts at the time of the redemption. The redemption of the Series A Preferred Stock may be treated in whole or in part as a dividend in the year of the redemption, depending on the application of Section 302 of the Code. Alternatively, the Internal Revenue Service may argue that the Series A Preferred Stock constitutes "Section 306 stock" and that its redemption results in the recognition of ordinary income, rather than capital gain. See "Terms of the Acquisitions - Certain Federal Income Tax Considerations - Receipt of Preferred Stock."


In connection with the issuance of the Series A Preferred Stock, the Company has agreed to assist the shareholders of Wisconsin Label in the funding of certain potential tax obligations, should such tax obligations arise.

ABSENCE OF COMBINED OPERATING HISTORY


FirstPak, Inc. was founded in February 1996 and has conducted no substantial operations to date. FirstPak, Inc. has entered into agreements to acquire the Operating Subsidiaries simultaneously with the consummation of the Offering. The Operating Subsidiaries have historically operated independently, and there can be no assurance that the Company will be able to successfully integrate these businesses and their disparate operations, employees and management. Moreover, the Company's management group, including its chief executive officer, has been assembled only recently, and the management control structure is still in the formative stages. In addition, the Company's management team has limited experience in operating a large and diverse label and packaging products enterprise. There can be no assurance that the Company's management will be able to oversee the combined entity and effectively implement the Company's operating strategies. See "Business - Personnel and Training" and "Management - Executive Officers, Directors and Key Employees."


RISKS ASSOCIATED WITH ACQUISITION STRATEGY

The packaging industry is a mature industry and many companies serving the label and packaging market have demonstrated limited growth over the past several years. Accordingly, growth in the Company's sales and earnings will depend significantly on the Company's ability to acquire businesses which, in turn, will depend in large part on the Company's ability to manage expansion and consolidate acquisitions into its existing operations. Acquisitions involve a number of special risks, including the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, possible adverse short-term effects on the Company's operating results, and the potential inability to integrate financial and management reporting systems of the acquired companies. In addition, the Company will be required to amortize intangible assets, including goodwill, if any, or may incur certain acquisition-related expenses that may negatively impact the Company's results of operations.

The timing and nature of future acquisitions will depend on various factors, including the availability of suitable acquisition candidates, the negotiation of acceptable terms, the Company's financial resources, the availability of skilled employees to manage the acquired companies, and general economic and business conditions. In addition, because the Facility provides that acquisitions valued at over $15 million must be approved by the lenders, the Company's ability to pursue acquisitions may depend on its ability to obtain requisite approvals from its lenders. In addition, the Company believes that it may compete for acquisition candidates with other larger companies, consolidators and investors in the packaging industry that have substantially greater resources than the Company. Increased competition for acquisition candidates could have the effect of increasing the cost to the Company of pursuing its growth strategy or could reduce the number of attractive acquisition candidates.

There can be no assurance that the Company will identify acquisition candidates that would result in successful combinations, that acquisitions will be consummated on acceptable terms or at all, or that the Company will successfully integrate any future acquisitions into its business or operate any acquired business profitably. Because the Company's future growth is integrally linked to its acquisition strategy, the failure on the part of the Company to successfully execute its acquisition strategy could have a material adverse effect on the Company's business. See "Business - Strategy."


A significant portion of the Company's capital resources may be used for acquisitions. The Company believes that it will have sufficient cash flows from operations following the Offering to fund its operations for the foreseeable future. Under the terms of the Facility, up to $60.0 million of such amount may be used for acquisitions by the Company. If the Company does enter into the Facility and generates anticipated cash from operations, the Company may seek an increase in the capital available to it under the Facility or otherwise obtain additional debt or equity financing, depending upon the amount of capital required to pursue future growth opportunities or address other needs. There can be no assurance that such increase or additional financing will be available to the Company on acceptable terms, if at all. The Facility will contain certain restrictive covenants including limiting the payment of dividends and other distributions to stockholders and covenants requiring the Company to maintain certain financial ratios and to meet certain financial tests, including minimum debt service and interest coverage, maximum leverage and maximum capital expenditures. A substantial portion of the Company's cash flow from operations may be dedicated to the payment of the principal of and interest on indebtedness under the Facility, thereby reducing funds available for operations and future acquisitions. Borrowings under the Facility will be at floating rates of interest, causing the Company to be vulnerable to increases in interest rates. In the event that the Company incurs a substantial degree of leverage pursuant to the Facility, the Company could become more vulnerable to a downturn in general economic conditions. The Company's ability to make scheduled payments of principal or interest on or to refinance indebtedness under the Facility will depend on its future operating performance and cash flow which are subject to prevailing economic conditions, primary interest rate levels and financial, competitive, business and other factors, many of which are beyond the Company's control. The inability of the Company to service its indebtedness or incur additional indebtedness would have a material adverse impact on the Company's ability to pursue future acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Operating Subsidiaries - Liquidity and Capital Resources."


Furthermore, to the extent the Company uses its capital stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing stockholders, including the Sellers in the Acquisitions. In addition, if the market value of the Company's stock decreases as a result of stock market fluctuations or otherwise, the Company may not be able to use its stock as consideration for future acquisitions which in turn would impact the ability of the Company to pursue its acquisition strategy. See "Dilution," "Use of Proceeds" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations - Liquidity and Capital Resources."

POTENTIAL INABILITY TO MANAGE GROWTH

The Operating Subsidiaries have significantly expanded their operations on a combined basis in the past several years. Although there can be no assurance that the Operating Subsidiaries will maintain their historical growth rates in the future, any future expansion, internally or through acquisitions, will place significant demands on the Company's management, operational, administrative and financial resources. Expansion within the Company's existing markets could adversely affect the financial performance of the Operating Subsidiaries or the Company's overall results of operations. The Company's future performance and profitability in existing markets will depend on a number of factors, including the successful maintenance of existing customer relationships, the effective and timely initiation and development of new customer relationships, the effective marketing of expanded product offerings, the ability to maintain a high quality of services, the ability to recruit, motivate and retain qualified personnel, and the implementation of enhancements to the Company's operational and financial systems. Expansion into new markets may present operating and marketing challenges that are different from those currently encountered by the Company in its existing markets. In addition, unforseen expenses, difficulties, complications or delays frequently encountered in connection with the rapid expansion of operations may inhibit the Company's growth. There can be no assurance that the Company will maintain or accelerate its growth or anticipate all of the changing demands that expanding operations will impose on its management and management information and financial systems. Any failure by the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Strategy."

DEPENDENCE ON KEY CUSTOMERS; ABSENCE OF LONG-TERM CONTRACTS WITH CUSTOMERS


The Company's 10 largest customers accounted for approximately 25% of the Company's sales (on a pro forma basis) for the year ended December 31, 1996. The Company's two largest customers, Dittler Brothers and Sara Lee Corporation accounted for approximately 5% and 5% of the Company's sales (on a pro forma basis) for the year ended December 31, 1996 and accounted for approximately 7% and 7% of the sales of Wisconsin Label in 1996, respectively. Lenscrafters and Wal-Mart accounted for approximately 26% and 11%, respectively, of the sales of CalOptical in calendar 1996. Sebastiani accounted for approximately 12% of the sales of Blake Printing in 1996. Barton accounted for approximately 16% of the sales of St. Louis Litho in 1996. There can be no assurance that the Company or the Operating Subsidiaries will be able to maintain the current level of sales derived from these or any other customer in the future.


The Company generally does not enter into long-term sales contracts with its customers requiring them to make purchases from the Company. The Company's sales are generally evidenced by a purchase order and similar documentation limited to a specific sale. As a result, a customer from whom the Company generates substantial revenue in one period may not be a substantial source of revenue in a subsequent period. In addition, the

Company's customers generally have the right to terminate their relationships with the Company without penalty and on little or no notice. In the absence of such long-term contracts, there can be no assurance that these customers will continue to purchase products from the Company, and thus there can be no assurance that the Company will be able to maintain a consistent level of sales.

The termination of the Company's business relationship with any of its significant customers or a material reduction in sales to a significant customer could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Sales and Marketing."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

The Operating Subsidiaries have in the past experienced, and the Company may in the future experience, significant quarterly fluctuations in sales, operating income and cash flows as a result of certain factors, including the volume and timing of customer orders received during the quarter, the timing and magnitude of customers' marketing campaigns, the loss of a major customer, the availability and pricing of materials for the Company's products, increased selling, general and administrative expenses incurred in connection with acquisitions or the introduction of new products, the costs and timing of any future acquisitions, the timing and magnitude of capital expenditures, and changes in the Company's product mix or in the relative contribution to sales of the various Operating Subsidiaries. Due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Operating Subsidiaries."

POSSIBLE NEED FOR ADDITIONAL FINANCING; POTENTIAL INABILITY TO FINANCE REDEMPTION OF SERIES A PREFERRED STOCK


A substantial portion of the proceeds from the Offering will be used to repay approximately $44.3 million (on a pro forma combined basis at June 30, 1997) of the Company's indebtedness (including accrued interest and certain prepayment fees). The Company currently estimates that cash generated from operations will be sufficient to finance its current operations and planned capital expenditure requirements at least through the next twelve months. There can be no assurance, however, that the Company will not be required to seek additional capital at an earlier date. The Company may, from time to time, seek additional funding through public or private financing, including equity financing. There can be no assurance that adequate funding will be available as needed or on terms acceptable to the Company. If additional funds are raised by issuing equity securities, or acquisitions are consummated using the Company's equity securities, existing stockholders may experience dilution. See "Use of Proceeds" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations - Liquidity and Capital Resources." The Company had EBITDA of $13.0 million in 1996 and cash and cash equivalents of $2.9 million at June 30, 1997 (in each case on a pro forma combined basis).



In connection with the acquisition of Wisconsin Label, FirstPak, Inc. will issue to the shareholders of Wisconsin Label 220,000 shares of redeemable Series A Preferred Stock. The redemption of the Series A Preferred Stock may be triggered by events which do not generate cash proceeds to the Company or which generate cash proceeds less than the redemption price of $11 million. In the event the Company does not have cash from operating activities available to redeem the Series A Preferred Stock, the Company would be required to seek third-party sources of financing to meet such obligations. There can be no assurance that such third-party sources of financing, if required, will be available on acceptable terms, if at all. In the event that the Company does not have sufficient funds legally available to redeem the total number of shares of Series A Preferred Stock to be redeemed on any given date, those funds which are legally available will be used to redeem the maximum possible number of shares of Series A Preferred Stock pro rata among the holders of such Series A Preferred Stock according to the number of shares held by each holder thereof. Any shares of Series A Preferred Stock that are not redeemed due to insufficient funds will remain outstanding. At any time thereafter, when additional funds of the Company are legally available for redemption of the Series A Preferred Stock, such funds will immediately be used to redeem the balance of the shares that the Company has become obligated to redeem. In the event that the Company is required to redeem all or a portion of the Series A Preferred Stock, such redemption would require the use of resources that would otherwise be available for future acquisitions. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations," "Certain Relationships and Related Party Transaction - Certain Transaction of the Operating Subsidiaries - Wisconsin Label" and "Description of Capital Stock - Preferred Stock."


COMPETITION

There is substantial competition in the packaging industry. The Company competes with distributors and manufacturers of packaging products based in the United States and, to a limited extent, overseas. Many of the Company's competitors have greater name recognition, established operating histories and, in many cases, substantially greater financial and other resources than the Company. Such competitors may use their economic strength to influence the market to continue to buy their products which compete with the Company's products.

In addition, new competitors may arise and may develop products which compete with the Company's products. Moreover, some of the Company's current customers presently, or in the future may, compete with the Company. There can be no assurance that new or proprietary technology will not be introduced by an existing or new competitor that may make the Company's products or services obsolete. To the extent that the Company is unable to compete successfully against its existing and future competitors, its business, operating results and financial condition would be materially adversely affected. See "Business - Competition." While the Company believes that it competes effectively within the packaging industry, there are several factors that could reduce the Company's ability to compete effectively. The Company cannot assure that additional competitors with greater resources than the Company will not enter the industry and compete effectively against the Company or that the consolidation trend in the industry will continue. See "Business - Competition."

DEPENDENCE ON NEW PRODUCT OFFERINGS

The Company's future growth will depend in part on its ability to successfully develop and manufacture new product offerings that meet the evolving needs of customers. The development and manufacture of new products depends in part on the Company's ability to upgrade current production technology and methods as well as to develop the processes required to create such new products. The Company may not be successful in anticipating customer needs or in selecting and developing new and enhanced machinery, technology or processes on a timely basis. There can be no assurance that the Company will have the financial resources or will otherwise be able to upgrade its production technology and methods or that the Company will be able to introduce new products that meet the future needs of customers. Failure to regularly develop and introduce new products successfully could materially and adversely impact the Company's future growth and profitability. See "Business - Product Development."

DEPENDENCE ON KEY PERSONNEL


The Company's business will depend to a significant extent on the efforts and abilities of the executive officers of the Company and its Operating Subsidiaries. These executive officers include: William T. Leith, Chairman of the Board, President and Chief Executive Officer of FirstPak, Vincent F. Titolo, Vice Chairman of the Board of FirstPak, Eric R. Roberts, Senior Vice President and CFO of FirstPak, Terrence R. Fulwiler, Chief Executive Officer of Wisconsin Label and Director of FirstPak, Richard C. Blake, Chief Executive Officer of Blake Printing and Director of FirstPak, Ben Kraft, Chief Executive Officer of St. Louis Litho and Larry Nathanson, Chief Executive Officer of CalOptical. The loss of the services of any one or more of these persons could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's business will also be dependent on its ability to continue to attract and retain qualified personnel, including key management, in connection with future acquisitions. See "Business Personnel and Training" and "Management - Executive Officers, Directors and Key Employees."


CERTAIN RELATIONSHIPS AND TRANSACTIONS


FirstPak, Inc. was founded by certain individuals associated with Menke Titolo Capital Corp. II ("Menke Titolo") as a holding company to acquire the businesses of the Operating Subsidiaries. In connection with its formation, FirstPak, Inc. issued shares of Common Stock to Vincent F. Titolo, John D. Menke and Eric R. Menke, representing in the aggregate approximately 10.0% of the outstanding capital stock of the Company to be outstanding upon consummation of the Offering, subject to certain adjustments. See "Certain Relationships and Related Party Transactions." In addition, Menke Titolo, which is owned by Vincent F. Titolo and John D. Menke, is a limited partner of MBR Associates, L.P., which is the general partner of MBR Investment Associates L.P. MBR Investment Associates L.P. owns a substantial portion of the outstanding capital stock of CalOptical and St. Louis Litho, and Vincent F. Titolo serves as Chairman of the Board of Directors of these Operating Subsidiaries. Upon consummation of the Acquisitions, MBR Investment Associates L.P. will receive shares of Common Stock of the Company in exchange for its shares of capital stock of CalOptical and St. Louis Litho. See "Principal and Selling Stockholders." The interests of the foregoing persons in certain of the Operating Subsidiaries may conflict with the interests of such persons in their respective capacities as senior management and stockholders of the Company.


The Company is subject to risks associated with potential conflicts of interest that may arise out of the interrelationships among certain of its officers, directors, significant stockholders and third parties. For a more detailed description of these and certain other related party transactions, see "Certain Relationships and Related Party Transactions." In addition to the possible effect upon the Company's ability to integrate the Operating Subsidiaries described in "Absence of Combined Operating History," the interests of the foregoing persons in their capacities with third parties may come into conflict with the interests of such persons in their respective capacities with the Company in ways that cannot currently be foreseen.

HOLDING COMPANY STRUCTURE


FirstPak, Inc. is a holding company with no substantial operations and, consequently, is dependent on dividends and other payments from the Operating Subsidiaries for virtually all of its cash flow, including cash flow for management salaries and overhead, to service debt, to make equity investments, to finance the growth of its subsidiaries and to pay dividends to its stockholders. See "Dividend Policy" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations - Liquidity and Capital Resources."


AMORTIZATION OF INTANGIBLE ASSETS


Approximately $30.8 million, or 27.0%, of the Company's total pro forma assets as of June 30, 1997 consisted of goodwill. Goodwill is an intangible asset that represents the difference between the aggregate purchase price of the assets acquired and the amount of such purchase price allocated to identifiable assets for purposes of the Company's pro forma balance sheet. The Company is required to amortize the goodwill from the Acquisitions over a period of time, with the amount amortized in a particular period constituting an expense that will reduce the Company's net income for that period. In addition, the Company will be required to amortize the goodwill, if any, from any future acquisitions. A reduction in net income resulting from the amortization of goodwill may have an adverse impact on the market price of the Company's Common Stock. See "Formation of the Company - The Acquisitions."


DEPENDENCE ON LIMITED MANUFACTURING FACILITIES

Certain of the Company's products are manufactured at either a single manufacturing facility or a limited number of manufacturing facilities. Since the Company does not currently operate duplicate facilities in different geographic areas, a disruption of the Company's manufacturing operations resulting from various factors, including human error, government intervention or a natural disaster such as fire, earthquake or flood, could cause the Company to cease or limit its manufacturing operations and consequently could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Facilities."

SOURCES OF SUPPLY

The Company generally does not have long-term agreements with its key sources of supply. Lead times for materials ordered by the Company can vary significantly and depend on factors such as the specific supplier, contract terms and demand for particular materials at a given time. From time to time, the Company has experienced fluctuations in materials prices. Shortages or disruptions in the supply of materials, or the inability of the Company to procure such materials from alternate sources at acceptable prices in a timely manner, could lead to the loss of customers due to the failure to timely meet orders which in turn could result in a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Sources of Supply."

HAZARDOUS MATERIALS; ENVIRONMENTAL REGULATIONS

Certain of the Operating Subsidiaries use hazardous materials in their manufacturing operations. As a result, the Company is subject to federal, state and local regulations governing the storage, use and disposal of such materials. The use and disposal of hazardous materials involves the risk that the Company could be required to incur substantial expenditures for preventive or remedial action, reduction of chemical exposure, or waste treatment or disposal. The liability in the event of an accident or the costs of such actions could exceed the Company's resources or otherwise have a material adverse effect on the Company's business, financial condition or results of operations. See "Business
- - Environmental Regulation."

POTENTIAL INFLUENCE OF EXISTING STOCKHOLDERS


Following the Offering, the Company's officers, directors and five percent stockholders will own approximately 38.1% of the outstanding shares of Common Stock (approximately 36.0% if the Underwriters' over-allotment option is exercised in full). In particular, the employee stock ownership plan of Wisconsin Label will own approximately 10.0% of the outstanding shares of Common Stock of the Company (approximately 9.5% if the Underwriters' over-allotment option is exercised in full) after the Offering, subject to certain adjustments. See "Certain Relationships and Related Party Transactions." Accordingly, these stockholders, if acting together, would be able to control the election of directors and matters requiring the approval of stockholders of the Company. This concentration of ownership by existing stockholders may also have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."


In connection with the Acquisitions, certain stockholders of the Company will enter into a stockholders agreement with the Company pursuant to which such stockholders will vote for two nominees of the former shareholders of Wisconsin Label (the "Wisconsin Label Nominees") who will be nominated to the Board of Directors of the Company at the first annual meeting of stockholders. In addition, the Stockholders' Agreement provides that one of the Wisconsin Label Nominees will resign from the Board of Directors on or after August 1, 1998 upon the approval and appointment by the Board of Directors of an additional independent director. See "Management - Executive Officers, Directors and Key Employees." In addition, the Company's Restated Certificate of Incorporation provides that in the event that Terrence R. Fulwiler or either of the Wisconsin Label Nominees leaves the Board prior to the date that is three years from the consummation of the Offering in the case of Terrence Fulwiler and prior to the date that is four years from the consummation of the Offering in the case of either of the Wisconsin Label Nominees, as a result of death, resignation, disqualification, removal or certain other causes, the Board will appoint a nominee of the former Wisconsin Label shareholders to serve out the term of the departing board member.


The Company's Restated Certificate of Incorporation provides that the Company will form an Executive Committee of the Board of Directors. The responsibilities of the Executive Committee will include to undertake, between board meetings, those functions of the Board of Directors regarding the regular operation of the Company over which the full Board of Directors has authority. The Executive Committee will consist of not less than three members and, the Company's Restated Certificate of Incorporation provides that for a period of three years after the Offering, so long as Terrence Fulwiler continues to serve as a member of the Board of Directors, Terrence Fulwiler will serve as one of the members of the Executive Committee.



The Company's Restated Certificate of Incorporation provides that the Company will form a Nominating Committee of the Board of Directors. The Nominating Committee will report to the Board of Directors regarding nominees for directors to be presented to the Company's stockholders for election. The Company's Restated Certificate of Incorporation provides that for so long as the former Wisconsin Label shareholders hold, in the aggregate, not less than 20% of the outstanding Common Stock and a Wisconsin Label Nominee continues to serve as a member of the Board of Directors, one member of the Nominating Committee will be a Wisconsin Label Nominee chosen by the Board of Directors.

The Company's Restated Certificate of Incorporation provides that for a period of three years after the Offering the Company shall not, without obtaining the approval of either (a) Terrence R. Fulwiler and either of the Wisconsin Label Nominees, or (b) both of the Wisconsin Label Nominees, approve (i) issuances of equity securities under certain circumstances (but not including securities to be issued pursuant to stock option plans or in connection with acquisitions),
(ii) the termination of the chief executive officer of Wisconsin Label, (iii) the closing of a label production manufacturing facility of Wisconsin Label which closing would result in the termination of in excess of 50 employees thereof, (iv) removal of a member of the Board of Directors without cause (v) an increase in the number of authorized directors of the Company to a number greater than eleven; (vi) altering the provision in the Company's Restated Certificate of Incorporation for cumulative voting for the Board of Directors or the provision described herein; and (vii) altering certain other provisions in the Company's Restated Certificate of Incorporation regarding the composition of the Board of Directors.


SHARES ELIGIBLE FOR FUTURE SALE


The 4,230,283 shares of Common Stock being sold in the Offering will be freely tradeable after the Offering unless acquired by affiliates of the Company. The 6,072,012 shares of Common Stock to be issued to the Sellers (including the 301,712 shares sold in the Offering) in connection with the Acquisitions will be registered under the Securities Act and, subject to the contractual restrictions on resale set forth below, will be freely tradeable unless acquired by affiliates of the Company or persons who were affiliates of the Operating Subsidiaries prior to the Acquisitions. An aggregate of 1,110,667 unregistered shares of Common Stock will be outstanding immediately following consummation of the Offering. The market price of the Common Stock could be adversely affected by the sale of substantial amounts of Common Stock in the public market following the Offering or the perception that such sales could occur. The Company, each of its directors and officers and the holders of all of the shares and options or warrants to purchase shares of Common Stock that are or will be outstanding subsequent to consummation of the Acquisitions and the Offering, and certain related persons, have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for such shares for a period of one year (180 days in the case of the Company) after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc., except (i) that the Company may (a) issue shares of Common Stock for the purpose of consideration in connection with future acquisitions and (b) grant options in respect of shares of Common Stock provided in each case that the recipient of such shares or options agrees to be bound by the terms of the restrictions set forth above and
(ii) for certain other limited exceptions. Each of the directors and officers of the Company and certain stockholders of the Company have also agreed, for a period of one year after the expiration of the lock-up period, to sell their shares only in compliance with the volume limitations set forth in Rule 144 under the Securities Act ("Rule 144") as in effect on the date of this Prospectus. In addition, certain affiliates of the Operating Subsidiaries and of the Company have agreed, as a condition to the closing of the Acquisitions, to enter into agreements (each an "Affiliate Agreement") restricting resales of shares of Common Stock to be in accordance with the provisions of Rule 145 under the Securities Act. In addition, (i) 50,000 shares of Common Stock are issuable upon exercise of options granted to an officer of FirstPak, Inc. at an exercise price of $5.35 per share, (ii) 522,143 shares of Common Stock are issuable under the 1997 Stock Plan upon exercise of options to be granted to certain directors, officers and employees of the Company at a weighted average exercise price of $7.39 per share concurrently with consummation of the Offering, (iii) 342,857 shares of Common Stock will be issuable upon exercise of options to be granted to certain officers and employees of the Operating Subsidiaries under the 1997 Stock Plan upon consummation of the Offering at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus, and (iv) 909,193 shares of Common Stock are issuable upon exercise of options to be granted to or exchanged with certain Sellers at a weighted average exercise price of $2.27 concurrently with the closing of the Acquisitions. The issuance of shares upon the exercise of options could result in the dilution of the voting power of the shares of Common Stock purchased in the Offering and could have a dilutive effect on earnings per share. The Company intends to file a registration statement under the Securities Act to register the sale of the 2.0 million shares of Common Stock reserved for issuance pursuant to the 1997 Stock Plan and certain other options to be issued by the Company prior to or concurrently with the Offering. See "Shares Eligible for Future Sale."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF SHARE PRICE

Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop and continue after the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The Company will be required to appoint one additional person who is not an officer or employee of the Company or the Operating Subsidiaries to the Board of Directors within 90 days after consummation of the Offering to maintain its listing on the Nasdaq National Market. In the event the Company does not add such independent director within 90 days following the Offering, the Company could be delisted from the Nasdaq National Market, which could have an adverse effect on the liquidity and price of the Common Stock. See "Management - Executive Officers, Directors and Key Employees."

The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, changes in market conditions affecting the markets served by the Company, changes in earnings estimates by analysts or reported results that vary materially from such estimates, and other events or factors. In addition, the stock market in the past has experienced significant price and value fluctuations often unrelated to companies' operating performance. The volatility of the stock market could adversely affect the market price of the Common Stock and the ability of the Company to raise equity in the public markets.

ANTI-TAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

Certain provisions of the Company's Bylaws impose procedures and limitations applicable to stockholders' meetings, the proposal of business and the nomination of directors that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire control of the Company. In addition, directors of the Company are divided into three classes and are elected to serve staggered three-year terms and can be removed only for cause. Such provisions may limit the price that certain investors may be willing to pay in the future for shares of the Common Stock. These provisions may also reduce the likelihood of an acquisition of the Company at a premium price by another person or entity. In addition, under the Company's Certificate of Incorporation, the Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to fix the rights and preferences, including voting rights, of the preferred stock without further action of the stockholders. Therefore, preferred stock could be issued, without stockholder approval, that could have voting, liquidation and dividend rights superior to that of existing stockholders. The issuance of preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders would receive dividend payments and payments on liquidation, and could have the effect of delaying, deferring or preventing a change in control of the Company.

The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could also have the effect of delaying or preventing a change in control of the Company. See "Management - Executive Officers, Directors and Key Employees" and "Description of Capital Stock."

The Company's Restated Certificate of Incorporation, provides that for a period of seven years after the Offering stockholders may cumulate votes in elections of directors. In an election of directors, each stockholder will be entitled to cast a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are normally entitled. A stockholder that gives proper notice of its intention to cumulate votes may cast all the votes to which it is entitled for one candidate, or it may distribute such votes among any or all of the candidates as it sees fit.

These provisions may have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock - Certain Provisions of Delaware Law and the Company's Restated Certificate of Incorporation and Bylaws."

                               STOCKHOLDER VOTES

OPERATING SUBSIDIARY VOTES BY WRITTEN CONSENT

The votes of the Operating Subsidiary stockholders will be obtained pursuant to meetings or written consents at times to be determined by the boards of directors of each of the Operating Subsidiaries. The votes of the Operating Subsidiary stockholders are referred to herein collectively as the "Operating Subsidiary Votes" and individually as the "Wisconsin Label Vote," the "St. Louis Litho Vote," the "CalOptical Vote" and the "Blake Printing Vote," respectively.

PURPOSE

The purpose of the Operating Subsidiary Votes is to approve and adopt the Acquisition Agreements.

RECORD DATES AND OUTSTANDING SHARES

WISCONSIN LABEL


If the Wisconsin Label Vote is taken at a meeting of shareholders, only shareholders of record as of the Wisconsin Label Record Date are entitled to participate in the Wisconsin Label Vote. If the Wisconsin Label Vote is taken by written consent, shareholders of record of Wisconsin Label Common Stock as of the date of the Wisconsin Label Vote are entitled to participate in the Wisconsin Label Vote. As of the date of this Prospectus, there were 23 shareholders holding an aggregate of approximately 294,244 shares of Wisconsin Label Common Stock. On a date to be determined by the board of directors of Wisconsin Label, a consent solicitation meeting the requirements of Wisconsin law will be mailed to all shareholders of record.


ST. LOUIS LITHO


Stockholders of record of St. Louis Litho Common Stock as of the date of the St. Louis Litho Vote, are entitled to participate in the St. Louis Litho Vote. As of the date of this Prospectus, there were six stockholders holding an aggregate of approximately 105,263 shares of St. Louis Litho Common Stock. On a date to be determined by the board of directors of St. Louis Litho, a consent solicitation meeting the requirements of Delaware law will be mailed to all stockholders of record.


CALOPTICAL


Stockholders of record of CalOptical Common Stock as of the date of the CalOptical Vote, are entitled to participate in the CalOptical Vote. As of the date of this Prospectus, there were five stockholders holding an aggregate of approximately 42,500 shares of CalOptical Common Stock. On a date to be determined by the board of directors of CalOptical, a consent solicitation meeting the requirements of Delaware law will be mailed to all stockholders of record.


BLAKE PRINTING


Shareholders of record of Blake Printing Common Stock as of the date of the Blake Printing Vote, are entitled to participate in the Blake Printing Vote. As of the date of this Prospectus, there were two shareholders holding an aggregate of approximately 160 shares of Blake Printing Common Stock. On a date to be determined by the board of directors of Blake Printing, a consent solicitation meeting the requirements of California law will be mailed to all shareholders of record.


VOTES REQUIRED

WISCONSIN LABEL


Pursuant to the WBCL and the Wisconsin Label Articles of Incorporation, as amended, the affirmative vote of the holders of a majority of the Wisconsin Label Common Stock outstanding as of the Wisconsin Label Record Date or the date of the Wisconsin Label Vote, as applicable, is required to approve and adopt the Wisconsin Label Acquisition Agreement. Each shareholder of record of Wisconsin Label Common Stock on the Wisconsin Label Record Date or as of the date of the Wisconsin Label Vote, as applicable, will be entitled to cast one vote per share in the Wisconsin Label Vote.

ST. LOUIS LITHO



Pursuant to the DGCL and the St. Louis Litho Certificate of Incorporation, the affirmative vote of the holders of a majority of the St. Louis Litho Common Stock outstanding as of the St. Louis Litho Vote is required to approve and adopt the St. Louis Litho Acquisition Agreement. Each stockholder of record of St. Louis Litho Common Stock will be entitled to cast one vote per share in the St. Louis Litho Vote.



CALOPTICAL



Pursuant to the DGCL and the CalOptical Certificate of Incorporation, as amended, the affirmative vote of the holders of a majority of the CalOptical Common Stock outstanding as of the CalOptical Vote is required to approve and adopt the CalOptical Acquisition Agreement. Each stockholder of record of CalOptical Common Stock will be entitled to cast one vote per share in the CalOptical Vote.



BLAKE PRINTING



Pursuant to the CGCL and the Blake Printing Restated Articles of Incorporation, as amended, the affirmative vote of the holders of a majority of the Blake Printing Common Stock outstanding as of the Blake Printing Vote is required to approve and adopt the Blake Printing Acquisition Agreement. Each shareholder of record of Blake Printing Common Stock will be entitled to cast one vote per share in the Blake Printing Vote.



STOCKHOLDER VOTES - RECORD DATES AND VOTES REQUIRED



The shareholders of Wisconsin Label will approve or disapprove the Wisconsin Label Acquisition either by (i) voting at a meeting of shareholders to be held
on          , 1997 or (ii) acting by written consent as soon as practicable after the date of effectiveness of this Registration Statement. The stockholders of each of the other Operating Subsidiaries will act to approve or disapprove the relevant Acquisition by written consent as soon as practicable after the date of effectiveness of this Registration Statement.



DISSENTERS' RIGHTS AND APPRAISAL RIGHTS


WISCONSIN LABEL


Pursuant to Wisconsin law, and as described in greater detail in the consent solicitation to be mailed to the Wisconsin Label shareholders and in the Prospectus, holders of Wisconsin Label Common Stock will be entitled to dissenters' rights in connection with the Wisconsin Label Acquisition. A holder of Wisconsin Label Common Stock who desires to pursue dissenters' rights must
(i) file a written objection to the Wisconsin Label Acquisition Agreement with Wisconsin Label before the taking of the shareholders' vote on the Wisconsin Label Acquisition Agreement at a meeting of the Wisconsin Label shareholders,
(ii) refrain from voting in favor of the Wisconsin Label Acquisition Agreement,
(iii) make written demand from Wisconsin Label or the Company for payment for such holder's shares and (iv) deposit such holder's shares at the place and time indicated in the dissenters' notice delivered to such holder by Wisconsin Label, all in accordance with the WBCL. Such dissenters' rights are not conditioned on voting against the Wisconsin Label Acquisition Agreement.


ST. LOUIS LITHO AND CALOPTICAL


Pursuant to Delaware law, and as described in greater detail in the consent solicitations to be delivered to the St. Louis Litho and CalOptical stockholders and in the Prospectus, holders of St. Louis Litho and CalOptical Common Stock will be entitled to appraisal rights in connection with the St. Louis Litho Acquisition or the CalOptical Acquisition, as applicable. A holder of St. Louis Litho or CalOptical Common Stock who desires to pursue appraisal rights must (i) file a written demand for appraisal of such holder's shares with St. Louis Litho or CalOptical before the taking of the stockholders' vote on the St. Louis Litho Acquisition Agreement or the CalOptical Acquisition Agreement, as applicable and
(ii) refrain from voting in favor of the St. Louis Litho Acquisition Agreement or the CalOptical Acquisition Agreement, as applicable, all in accordance with the DGCL. Such appraisal rights are not conditioned on voting against the St. Louis Litho Acquisition Agreement or the CalOptical Acquisition Agreement, as applicable.

BLAKE PRINTING

Pursuant to California law, and as described in greater detail in the consent solicitation to be delivered to the Blake Printing stockholders and in the Prospectus, holders of Blake Printing Common Stock will be entitled to dissenters' rights in connection with the Blake Printing Acquisition. A holder of Blake Printing Common Stock who desires to pursue dissenters' rights must (i) demand in writing that Blake Printing purchase such holder's shares at their fair market value before the taking of the shareholders' vote on the Blake Printing Acquisition Agreement, (ii) refrain from voting in favor of the Blake Printing Acquisition Agreement and (iii) submit such holder's shares to Blake Printing or the Company for endorsement, all in accordance with the CGCL. Such dissenters' rights are not conditioned on voting against the Blake Printing Acquisition Agreement.


WISCONSIN LABEL BOARD APPROVAL



The board of directors of Wisconsin Label (the "Wisconsin Label Board") approved the acquisition of Wisconsin Label by the Company pursuant to a unanimous written consent dated July 10, 1997. The Wisconsin Label Board did not obtain a fairness opinion with respect to the financial terms of the Acquisition. In determining whether the transaction is in the best interest of the shareholders of Wisconsin Label, the Wisconsin Label Board analyzed a number of factors, including that the consummation of the Acquisitions and the Offering will provide the Wisconsin Label shareholders with a significant source of liquidity. Additionally, the Wisconsin Label Board has determined that after completion of the Acquisitions, the Company will have the potential to realize long-term improved operating and financial results and a stronger competitive position.



ST. LOUIS LITHO BOARD APPROVAL



The board of directors of St. Louis Litho (the "St. Louis Litho Board") approved the acquisition of St. Louis Litho by the Company at a meeting of the St. Louis Litho Board held on July 8, 1997. The St. Louis Litho Board has not obtained a fairness opinion with respect to the financial terms of the Acquisition of St. Louis Litho by the Company. In determining whether the transaction is in the best interest of the stockholders of St. Louis Litho, the St. Louis Litho Board analyzed a number of factors. For example, the consummation of the Acquisitions and the Offering will provide the St. Louis Litho stockholders with a significant source of liquidity. Additionally, the St. Louis Litho Board has determined that after completion of the Acquisitions, the Company will have the potential to realize long-term improved operating and financial results and a stronger competitive position.



CALOPTICAL BOARD APPROVAL



The board of directors of CalOptical (the "CalOptical Board") approved the acquisition of CalOptical by the Company at a meeting of the CalOptical Board held on July 8, 1997. The CalOptical Board has not obtained a fairness opinion with respect to the financial terms of the acquisition of CalOptical by the Company. In determining whether the transaction is in the best interest of the stockholders of CalOptical, the CalOptical Board analyzed a number of factors. For example, the consummation of the Acquisitions and the Offering will provide the CalOptical stockholders with a significant source of liquidity. Additionally, the CalOptical Board has determined that after completion of the Acquisitions, the Company will have the potential to realize long-term improved operating and financial results and a stronger competitive position.



BLAKE PRINTING BOARD APPROVAL



The board of directors of Blake Printing (the "Blake Printing Board") approved the acquisition of Blake Printing by the Company pursuant to a unanimous written consent dated July 17, 1997. The Blake Printing Board has not obtained a fairness opinion with respect to the financial terms of the acquisition of Blake Printing by the Company. In determining whether the transaction is in the best interest of the shareholders of Blake Printing, the Blake Printing Board analyzed a number of factors. For example, the consummation of the Acquisitions and the Offering will provide the Blake Printing shareholders with a significant source of liquidity. Additionally, the Blake Printing Board has determined that after completion of the Acquisitions, the Company will have the potential to realize long-term improved operating and financial results and a stronger competitive position.

ADDITIONAL FACTORS CONSIDERED BY THE BOARD OF DIRECTORS OF EACH OPERATING SUBSIDIARY



Additional factors considered by the boards of directors of the Operating Subsidiaries in conjunction with their respective approvals of the Acquisitions included:



    - The Company's ability to pursue strategic acquisitions. The Company intends to supplement internal growth through aggressive pursuit of acquisitions. The combined experience and financial resources of the Company will enable it to pursue acquisition targets that might otherwise be unavailable to the individual Operating Subsidiaries.



    - The creation of a single source for value-added packaging and labels. The Company intends to offer its customers a single source for their value-added packaging and label requirements. The cross-selling potential of each of the Operating Subsidiaries, as well as of operations that may be acquired in the future, will allow the Company to offer a more comprehensive range of products and services that could not previously offered by the individual Operating Subsidiaries.



    - The Company's ability to increase operating efficiencies. The Company will have substantial opportunities to increase operating efficiency and achieve certain synergies among the Company's constituent businesses.



BACKGROUND TO THE ACQUISITIONS



FirstPak was formed in February 1996 as a holding company for the purpose of acquiring and operating leading packaging companies. From March through July of 1996, the executives of FirstPak made contact with various packaging companies concerning the potential for a strategic alliance. In August 1996, executives of FirstPak met with executives of Wisconsin Label to discuss the possibility of Wisconsin Label's participation in a combination. In September 1996, executives of FirstPak met with executives of Blake Printing, again to discuss issues related to a potential combination. During this period, FirstPak also was in frequent contact with CalOptical and St. Louis Litho because an entity affiliated with FirstPak is a significant shareholder in both companies.



During the period between October 1996 and February 1997, management representatives of FirstPak met with representatives of each of the Operating Subsidiaries on several occasions to review and discuss their respective businesses and possible synergies between them. In February 1997, representatives of the Company and each of the Operating Subsidiaries met and conducted joint discussions and presentations concerning a potential consolidation. In April 1997, the Operating Subsidiaries and the Company met to conduct preliminary due diligence.



Between April and July of 1997, legal representatives of the Company and each of the Operating Subsidiaries conducted in-depth due diligence and negotiated the definitive agreements pertaining to the Acquisitions. During July, the boards of directors of the Company and each of the Operating Subsidiaries considered and approved the Acquisition Agreements and the consummation of the Acquisitions. The Acquisition Agreements were executed on July 17, 1997.


RECOMMENDATIONS OF BOARDS OF DIRECTORS OF EACH OF THE OPERATING SUBSIDIARIES

THE BOARDS OF EACH OF THE OPERATING SUBSIDIARIES HAVE APPROVED THE ACQUISITION AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAVE DETERMINED THAT THE ACQUISITIONS ARE FAIR TO, AND IN THE BEST INTERESTS OF, EACH OF THE OPERATING SUBSIDIARIES AND THEIR STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, THE BOARDS OF EACH OF THE OPERATING SUBSIDIARIES RECOMMEND VOTES IN FAVOR OF APPROVAL AND ADOPTION OF THE ACQUISITION AGREEMENTS AND APPROVAL OF THE ACQUISITIONS.

                           TERMS OF THE ACQUISITIONS


FORMATION OF FIRSTPAK, INC.



FirstPak, Inc. was incorporated in California in February 1996 and will be reincorporated in Delaware prior to consummation of the Offering. FirstPak, Inc. was founded by certain individuals associated with Menke Titolo as a holding company to acquire businesses in the packaging industry. Subsequent to the Acquisitions and the Offering, individuals and entities associated with Menke Titolo will directly own in the aggregate approximately 10.0% of the outstanding shares of Common Stock of the Company. See "Certain Relationships and Related Party Transactions - Organization of FirstPak, Inc."


The Company maintains its principal executive offices at 114 Sansome Street, Suite 1000, San Francisco, California 94104. The telephone number of its principal executive offices is (415) 362-9800.

EFFECTIVE TIME


The Acquisitions will be effective pursuant to the terms of Acquisition Agreements. The material terms of the Acquisition Agreements are set forth below.


The Acquisitions will become effective upon the filing and effectiveness of Articles or Certificates of Merger with the respective state authorities of the states of incorporation of the Operating Subsidiaries and the Merger Subs or at such later time as may be agreed in writing by the Company, the Merger Subs and the Operating Subsidiaries as specified in the Articles or Certificates of Merger. The Effective Time of the Acquisitions will occur simultaneously with the Closing of the Offering.

MANNER AND BASIS OF CONVERTING SHARES


At the Effective Time of the Acquisitions and depending on the Operating Subsidiary at issue, either a Merger Sub will merge with and into the respective Operating Subsidiary and, as a result, the Company will directly own all of the common stock of such Operating Subsidiary ("Operating Subsidiary Common Stock") or the respective Operating Subsidiary will merge with and into a Merger Sub, the corporate existence of the Operating Subsidiary will terminate and the Merger Sub own all of the assets and liabilities of such Operating Subsidiary. As a result of the Acquisitions, all equity interests in each of the Operating Subsidiaries' Common Stock, other than shares as to which appraisal or dissenters' rights have been exercised and shares held in the treasury of the Operating Subsidiaries or owned by any wholly-owned subsidiary of the Operating Subsidiaries, will be converted into the right to receive shares of Common Stock or options to purchase Common Stock as follows:



    All equity interests in Wisconsin Label capital stock will be converted into (a) that number of shares of Common Stock and options to purchase Common Stock of the Company equal to 49.6% (subject to certain adjustments; see "Certain Relationships and Related Party Transactions") multiplied by the sum of (i) all shares of Common Stock of the Company outstanding prior to the Acquisitions, (ii) the total number of shares of Common Stock to be issued to all of the Sellers pursuant to the Acquisitions and (iii) the total number of shares of Common Stock to be issued pursuant to stock options to be granted to the Sellers pursuant to the Acquisitions (exclusive of options granted under the 1997 Stock
    Plan) and Operating Subsidiaries' options to be assumed by the Company and (b) 220,000 shares of Series A Preferred Stock.


    All equity interests in St. Louis Litho capital stock will be converted into that number of shares of Common Stock and options to purchase Common Stock of the Company equal to 14.69% multiplied by the sum of (a) all shares of Common Stock of the Company outstanding prior to the Acquisitions, (b) the total number of shares of Common Stock to be issued to all of the Sellers pursuant to the Acquisitions and (c) the total number of shares of Common Stock to be issued pursuant to stock options to be granted to the Sellers pursuant to the Acquisitions (exclusive of options granted under the 1997 Stock Plan) and Operating Subsidiaries' options to be assumed by the Company.

    All equity interests in CalOptical capital stock will be converted into that number of shares of Common Stock and options to purchase Common Stock of the Company equal to 11.24% multiplied by the sum of (i) all shares of Common Stock of the Company outstanding prior to the Acquisitions, (ii) the total number of shares of Common Stock to be issued to all of the Sellers pursuant to the Acquisitions and (iii) the total number of shares of Common Stock to be issued pursuant to stock options to be granted to the Sellers pursuant to the Acquisitions (exclusive of options granted under the 1997 Stock Plan) and Operating Subsidiaries' options to be assumed by the Company.

    All equity interests in Blake Printing capital stock will be converted into that number of shares of Common Stock and options to purchase Common Stock of the Company equal to 10.77% multiplied by the sum of (i) all shares of Common Stock of the Company outstanding prior to the Acquisitions, (ii) the total number of shares of Common Stock to be issued to all of the Sellers pursuant to the Acquisitions and (iii) the total number of shares of Common Stock to be issued pursuant to stock options to be granted to the Sellers pursuant to the Acquisitions (exclusive of options granted under the 1997 Stock Plan) and Operating Subsidiaries' options to be assumed by the Company.


The respective purchase prices for the Operating Subsidiaries were determined based on negotiations among FirstPak, Inc. and the Operating Subsidiaries. The factors considered by the parties in determining the purchase prices included, among other things, cash flows, historical operating results, growth rates, levels of indebtedness and estimated business prospects of the Operating Subsidiaries. The agreements relating to the Acquisitions provide for a portion of the shares of Common Stock to be issued to the Sellers to be held in escrow after the consummation of the Acquisitions to satisfy potential obligations of the Sellers in connection with the Acquisitions.


No fractional shares will be issued by virtue of the Acquisitions, but in lieu thereof each holder of shares of Operating Subsidiary Common Stock who would otherwise be entitled to a fraction of a share of Common Stock (after aggregating all fractional shares to be received by such holder) will receive from the Company an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the initial public offering price of the Common Stock to be sold in the Offering.

At or promptly after the Effective Time, the Company, acting through the Exchange Agent, will deliver to each Operating Subsidiary stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Acquisitions, represented shares of Operating Subsidiary Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF OPERATING SUBSIDIARY COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

STOCK OWNERSHIP FOLLOWING THE ACQUISITIONS


Based upon the capitalization of the Operating Subsidiaries as of the close of business on the date of this Prospectus (including the number of shares of Operating Subsidiary Common Stock outstanding and the number of shares issuable upon exercise of outstanding options or rights to purchase Operating Subsidiary Common Stock), and assuming that no holder of Operating Subsidiary Common Stock exercises appraisal rights, an aggregate of approximately 6,072,012 shares of Common Stock will be issued to Operating Subsidiary stockholders in the Acquisitions and the Company will grant (exclusive of options to be granted under the 1997 Stock Plan) or assume options for up to approximately 909,193 additional shares of Company Common Stock. Based upon the number of shares of Common Stock issued and outstanding as of the date of this Prospectus and after giving effect to the issuance of Common Stock as described in the previous sentence, the former holders of Operating Subsidiary Common Stock would hold, and have voting power with respect to, approximately 85% of the Company's total issued and outstanding shares, and holders of former Operating Subsidiary options or rights to purchase Operating Subsidiary Common Stock would hold options exercisable for approximately 11.2% of total issued and outstanding shares (assuming the exercise of only such options). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either the Company or the respective Operating Subsidiaries changes subsequent to the date of this Prospectus and prior to the Effective Time, and there can be no assurance as to the effect of the Offering upon the capitalization of the Company at the Effective Time or of the Company at any time following the Effective Time.



The 3,495,911 shares of Common Stock to be received by the Wisconsin Label shareholders in exchange for their shares of Wisconsin Label common stock in connection with the Acquisitions is based on an assumed initial public offering price of $14 per share. The actual number of shares of Common Stock to be issued to the

Wisconsin Label shareholders will be adjusted according to a formula that is based on the initial public offering price. In accordance with the Wisconsin Label merger agreement, and based upon such formula, the Wisconsin Label shareholders may receive up to 248,448 additional shares of Common Stock or up to 103,114 fewer shares of Common Stock, depending upon the initial public offering price. To the extent the Wisconsin Label shareholders receive such number of additional or fewer shares of Common Stock, the initial founders of the Company will retain a correspondingly smaller or larger number of shares of Common Stock. Assuming an initial public offering price range of $13 to $15 per share, the initial founders' ownership interest may be adjusted down to a minimum of 7.8% or up to a maximum of 10.9% of the outstanding Common Stock upon the consummation of the Offering, in which case the Wisconsin Label shareholders would own approximately 33.7% or 30.5%, respectively, of the outstanding Common Stock upon the consummation of the Offering.


CONDUCT OF COMPANY FOLLOWING THE ACQUISITIONS

Once the Acquisitions are consummated, each of the Merger Subs will cease to exist as corporations, and all of the business, assets, liabilities and obligations of each Merger Sub will be merged into the respective Operating Subsidiary with such Operating Subsidiaries remaining as the surviving corporations (each, a "Surviving Corporation" and collectively, the "Surviving Corporations"). Following the Acquisitions, the headquarters of the Company will be in San Francisco, California.

Pursuant to the Acquisition Agreements, the Certificate of Incorporation of each Merger Sub in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the Surviving Corporation into which it is merged and the Bylaws of each Merger Sub will become the Bylaws of the Surviving Corporation into which it is merged. The Board of Directors of the Surviving Corporations will consist of the directors who are serving as directors of the respective Merger Subs immediately prior to the Effective Time. The officers of the respective Merger Subs immediately prior to the Effective Time will remain as officers of the Surviving Corporations, until their successors are duly elected or appointed or qualified.

Following the Effective Time, the Company's Board of Directors will consist of the following eight persons: Vincent F. Titolo, Terence R. Fulwiler, William T. Leith, John D. Menke, Richard C. Blake, R. Michael Mondavi, Jay K. Tomcheck and Daniel R. Fulwiler.

CONDUCT OF THE OPERATING SUBSIDIARIES' BUSINESS PRIOR TO THE ACQUISITIONS

Pursuant to the Acquisition Agreements, the Operating Subsidiaries have agreed that during the period from the date of the Acquisition Agreements and continuing until the earlier of the termination of the Acquisition Agreements pursuant to their respective terms or the Effective Time, except as set forth in certain disclosure schedules or to the extent that the Company shall otherwise consent in writing, to carry on their businesses diligently and in accordance with good commercial practice and to carry on their business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay their debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use their commercially reasonable efforts consistent with past practices and policies to preserve intact their present business organization, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others with which they have business dealings. In addition, except as set forth in certain disclosure schedules to the Acquisition Agreements, without the prior written consent of the Company, each of the Operating Subsidiaries has agreed that it will neither do any of the following nor permit its subsidiaries to do any of the following:

    (a) enter into any material commitment or transaction not in the ordinary course of business;

    (b) transfer to any person or entity any intellectual property it currently holds;

    (c) enter into or amend any employment agreements or agreements pursuant to which any other party is granted marketing, distribution or similar rights of any type or scope with respect to any products of the Operating Subsidiaries;

    (d) amend or otherwise modify (or agree to do so), except in the ordinary course of business, or violate the terms of, any of the agreements set forth or described in the disclosure schedules of the Operating Subsidiaries;

    (e) commence any material litigation;

    (f) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Operating Subsidiaries, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock (or options, warrants or other rights exercisable therefor);

    (g) except for the issuance of shares of capital stock of the Operating Subsidiaries upon exercise or conversion of presently outstanding options or warrants, issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

    (h) cause or permit any amendments to their respective Certificates of Incorporation or Bylaws;

    (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets in an amount in excess of $75,000 in the case of a single transaction or in excess of $150,000 in the aggregate;

    (j) sell, lease, license or otherwise dispose of any of its properties or assets, except in the ordinary course of business;

    (k) incur any indebtedness for borrowed money, other than borrowings under the applicable Operating Subsidiaries' existing credit facilities (or a renewal of such credit facilities on substantially similar terms) to fund working capital requirements in the ordinary course of business, or guarantee any such indebtedness or issue or sell any debt securities of the Operating Subsidiaries or guarantee any debt securities of others;

    (l) grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to standard written agreements outstanding on the date hereof;

    (m) adopt or amend any employee benefit plan, or enter into any employment contract, extend employment offers, pay or agree to pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees, except as consistent with the ordinary course of the Operating Subsidiaries consistent with past practice (provided that the price per share of any equity participation in the Operating Subsidiaries shall be agreed in advance by the Company);

    (n) revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

    (o) make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; or

    (p) take, or agree in writing or otherwise to take, any of the actions described in (a) through (o) above, or any other action that would prevent the Operating Subsidiaries from performing or cause the Operating Subsidiaries not to perform its covenants hereunder.

NO SOLICITATION

Under the terms of the Acquisition Agreements, until the earlier of the Effective Time or termination of the Acquisition Agreements pursuant to their terms, the Operating Subsidiaries have agreed that they will not, and will instruct their respective directors, officers, representatives, agents and affiliates not to, directly or indirectly take any of the following actions with any party other than the Company and its designees: (a) solicit, conduct discussions with or engage in negotiations with any person, relating to the possible acquisition of any Operating Subsidiary (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, (b) provide information with respect to it to any person, other than the Company, relating to the possible acquisition of the Operating Subsidiaries or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, (c) enter into an agreement with any person, other than the Company, providing for the acquisition of any Operating Subsidiary (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets or (d) make or authorize any statement, recommendation or solicitation in support of any possible acquisition of the Company or any material portion of its or their capital stock or assets by any person, other than by the Company.

In addition to the foregoing, if any Operating Subsidiary receives prior to the Effective Time or the termination of the Acquisition Agreement any offer or proposal relating to any of the above, the recipient Operating Subsidiary shall promptly notify the Company thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as the Company may reasonably request.

EXPENSES

All fees and expenses incurred in connection with the Acquisition Agreements and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Acquisitions are consummated.

CONDITIONS TO THE ACQUISITIONS


The respective obligations of each party to the Acquisition Agreements to effect the Acquisitions shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Acquisition Agreements shall have been approved and adopted by the requisite vote under applicable law by the stockholders of each Operating Subsidiary, (b) the SEC shall have declared the Registration Statement of which this Prospectus is a part and the Registration Statement relating to the Offering effective and no stop order suspending the effectiveness of either such Registration Statement shall have been issued, (c) the closing of the Acquisitions will occur simultaneously with the closing of the Offering, (d) no court, administrative agency or commission or other governmental authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Acquisitions or the Offering illegal or otherwise prohibiting consummation of the Acquisitions or the Offering, (e) the Company and the Operating Subsidiaries shall each have received a written opinion from counsel to FirstPak, Inc., to the effect that the Acquisitions will constitute a reorganization within the meaning of Section 368(a) of the Code or that the exchange of Operating Subsidiary Common Stock for Common Stock (and in the case of Wisconsin Label shareholders Series A Preferred Stock under the law in effect at the date of the signing of the Acquisition Agreement and without regard to certain pending regulations potentially affecting the tax treatment of such Series A Preferred Stock, see "Certain Federal Income Tax Considerations - Receipt of Series A Preferred Stock.") will qualify as an exchange under Section 351(a) of the Code, (f) the Common Stock shall have been approved for listing on Nasdaq National Market, the New York Stock Exchange or the American Stock Exchange.



In addition, the obligations of each Operating Subsidiary to consummate and effect the Acquisitions is subject to the satisfaction at or prior to the Effective Time of certain conditions, any of which may be waived, in writing, exclusively by the Operating Subsidiaries, including: (a) the representations and warranties of the Company and the pertinent Merger Sub contained in the Acquisition Agreements shall be true and correct in all material respects on and as of the Effective Time, except for changes contemplated by the Acquisition Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, and the Operating Subsidiaries shall have received a certificate to such effect signed on behalf of the Company by a duly authorized officer of the Company; (b) the Company and the pertinent Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Acquisition Agreements to be performed or complied with by them on or prior to the Effective Time, and each Operating Subsidiary shall have received a certificate to such effect signed on behalf of the Company by a duly authorized officer of the Company; (c) the Operating Subsidiaries shall have received a legal opinion from counsel to the FirstPak, Inc., in form and substance reasonably satisfactory to each Operating Subsidiary; (d) the Company shall have executed and delivered employment agreements to certain persons listed in the exhibits to the Acquisition Agreements; (e) the Company shall have executed and delivered to the Operating Subsidiaries an escrow agreement, the form of which is attached as an exhibit to the Acquisition Agreements; (f) the Company shall have appointed a committee to determine the appropriate price and number of shares of the Common Stock to be sold in the Offering (the "Pricing Committee"); (g) the Restated Certificate of Incorporation of the Company
shall be in effect. Additionally, the obligations of Wisconsin Label are subject to execution and delivery of the Stockholders' Agreement and (h) the initial public offering price per share of Common Stock sold in the Offering shall be greater than $13.00 and the Offering shall result in gross proceeds of not less
than $     .


Further, the obligations of the Company and the Merger Subs to consummate and effect the Acquisitions shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company: (a) the representations and warranties of each Operating Subsidiary contained in the Acquisition Agreements shall be true and correct in all material respects on and as of the Effective Time, except for changes contemplated by the Acquisition Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, and the Company shall have received a certificate signed on behalf of each Operating Subsidiary by a duly authorized officer of such Operating Subsidiary;
(b) each Operating Subsidiary shall have performed or complied in all material respects with all agreements and covenants required by the Acquisition Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed on behalf of the Operating Subsidiary by a duly authorized officer of each Operating Subsidiary; (c) the Company shall have received a legal opinion from counsel to each Operating Subsidiary in form and substance reasonably satisfactory to the Company; (d) holders of more than one percent of the outstanding shares of the common stock of the Operating Subsidiaries shall not have exercised or have a right to exercise appraisal or dissenters' rights; (e) certain Sellers shall have entered into noncompetition agreements with the Company; and (f) each Seller shall have entered into lock-up agreements with the Representatives.

TERMINATION OF THE AGREEMENTS

Each Acquisition Agreement provides that it may be terminated at any time prior to the Effective Time:

    (a) by mutual consent of the Company and each Operating Subsidiary;

    (b) by the Company or each Operating Subsidiary if (i) the Closing has not occurred by December 31, 1997 (provided that this right to terminate the Acquisition Agreement shall not be available to any party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date); (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Acquisition, the Offering or any of the acquisitions of the other Operating Subsidiaries; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Acquisition, the Offering or any of the mergers with the other Operating Subsidiaries by any governmental entity that would make consummation of the Acquisition, the Offering or any of the acquisitions of the other Operating Subsidiaries illegal;

    (c) by the Company or each Operating Subsidiary if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Acquisitions, by any Governmental Entity, which would: (i) prohibit the Company's ownership or operation of any portion of the business of the Company or (ii) compel the Company and each Operating Subsidiary to dispose of or hold separate, as a result of the Acquisitions, any portion of the business or assets of the Company or each Operating Subsidiary;

    (d) by the Company if it is not in material breach of its obligations under the Acquisition Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Acquisition Agreement on the part of the pertinent Operating Subsidiary and as a result of such breach the closing conditions set forth in the Acquisition Agreement would not then be satisfied; provided, however, that if such breach is curable by such Operating Subsidiary prior to the Closing Date through the exercise of its reasonable best efforts, then for so long as such Operating Subsidiary continues to exercise such reasonable best efforts the Company may not terminate the Acquisition Agreement unless such breach is not cured prior to the Closing Date (but no cure period shall be required for a breach which by its nature cannot be cured); and

    (e) by the pertinent Operating Subsidiary if it is not in material breach of its obligations under the Acquisition Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Acquisition Agreement on the part of the Company or the pertinent Merger Sub and as a result of such breach the closing conditions set forth in the Acquisition Agreement would not then be satisfied; provided, however, that if such breach is curable by the Company or the pertinent Merger Sub prior to the Closing Date through the exercise of its reasonable best efforts, then for so long as the Company or the pertinent Merger Sub continues to exercise such reasonable best efforts the Operating Subsidiary may not terminate the Acquisition Agreement unless such breach is not cured prior to the Closing Date (but no cure period shall be required for a breach which by its nature cannot be cured).


AFFILIATE AND STOCKHOLDERS' AGREEMENTS


Each of the members of the Board of Directors of each of the Operating Subsidiaries and certain officers of Operating Subsidiaries are expected to enter into agreements restricting sales, dispositions and other transactions which would reduce their risk of investment with respect to the shares of Common Stock received by them in the Acquisitions so as to comply with the requirements of applicable federal securities and tax laws.

In connection with the Acquisitions, certain stockholders of the Company will enter into a stockholders agreement with the Company (the "Stockholders' Agreement") pursuant to which such stockholders will vote for two nominees of the former shareholders of Wisconsin Label (the "Wisconsin Label Nominees") who will be nominated to the Board of Directors of the Company at the first annual meeting of stockholders. In addition, the Stockholders' Agreement provides that one of the Wisconsin Label Nominees will resign from the Board of Directors on or after August 1, 1998 upon the approval and appointment by the Board of Directors of an additional independent director. See "Management - Executive Officers, Directors and Key Employees." In addition, the Company's Restated Certificate of Incorporation provides that in the event that Terrence Fulwiler or either of the Wisconsin Label Nominees leaves the Board prior to the date that is three years from the consummation of the Offering in the case of Terrence Fulwiler and prior to the date that is four years from the consummation of the Offering in the case of either of the Wisconsin Label Nominees, as a result of death, resignation, disqualification, removal or certain other causes, the Board will appoint a nominee of the former Wisconsin Label shareholders to serve out the term of the departing board member.

INTERESTS OF CERTAIN PERSONS

See "Certain Relationships and Related Party Transactions."

THE ACQUISITIONS


Upon the Closing of the Offering, FirstPak, Inc. will have acquired in four separate transactions all of the outstanding capital stock of each of the Operating Subsidiaries for an aggregate of 6,072,012 shares of Common Stock of FirstPak, Inc., 220,000 shares of Series A Preferred Stock and options to purchase 909,193 shares of Common Stock at an average exercise price of $2.27 per share as follows: (i) the stockholders of Wisconsin Label will have received 3,495,911 shares of Common Stock (subject to certain adjustments; see "Certain Relationships and Related Party Transactions"), 220,000 shares of Series A Preferred Stock and options to purchase 515,577 shares of Common Stock at a weighted average exercise price of $3.50 per share; (ii) the stockholders of St. Louis Litho will have received 1,164,438 shares of Common Stock and options to purchase 24,258 shares of Common Stock at a weighted average exercise price of $0.11 per share; (iii) the stockholders of CalOptical will have received 714,467 shares of Common Stock and options to purchase 195,059 shares of Common Stock at a weighted average exercise price of $0.30 per share; and (iv) the stockholders of Blake Printing will have received 697,196 shares of Common Stock and options to purchase 174,299 shares of Common Stock at a weighted average exercise price of $1.14 per share.


THE OPERATING SUBSIDIARIES

WISCONSIN LABEL


Wisconsin Label was incorporated in Wisconsin in 1966. The operations of Wisconsin Label are carried out through six operating entities - American Creative Packaging (acquired in 1992), Label Graphix (formed in 1987), Victory Graphics (acquired in 1992), Voxcom (acquired in 1995), Wisconsin Label Corporation (founded in 1966) and Wisconsin Screen Graphics (formed in 1988). As of March 31, 1997, approximately 32.0% of the capital stock of Wisconsin Label was owned by Wisconsin Label's employee stock ownership plan. Subsequent to the Acquisitions and the Offering, the employee stock ownership plan will own approximately 10.0% of the outstanding shares of Common Stock of the Company. The Company will use approximately $21.4 million of the net proceeds of this Offering to repay indebtedness (including accrued interest) of Wisconsin Label incurred prior to the Acquisitions. See "Use of Proceeds."


ST. LOUIS LITHO


St. Louis Litho was originally incorporated in Missouri in 1921. St. Louis Litho was acquired by Pet in 1969. In February 1995, Grand Metropolitan acquired Pet, and the Company became an indirect wholly-owned subsidiary of Grand Metropolitan. In May 1996, St. Louis Litho was acquired in a merger transaction from Grand Metropolitan by certain of its officers and employees, Churchill ESOP Capital Partners ("Churchill") and an investment partnership affiliated with Menke Titolo for approximately $20.3 million in cash (the "Management Buy-out" or "MBO"). In connection with the acquisition, St. Louis Litho incurred approximately $18.1 million of indebtedness. The Company will use approximately $17.1 million of the net proceeds of the Offering to repay all of the remaining outstanding principal and accrued interest from the acquisition and other indebtedness (including accrued interest) of St. Louis Litho incurred prior to the Acquisitions. See "Use of Proceeds."


CALOPTICAL


California Optical Leather, Inc. ("COL"), the subsidiary of CalOptical, was founded in 1935. CalOptical was incorporated in Delaware in July 1992 by certain of CalOptical's current officers and employees and an investment partnership affiliated with Menke Titolo for the purpose of acquiring the business of COL. In connection with the acquisition of COL, CalOptical incurred approximately $4.2 million of indebtedness. The Company will use approximately $2.2 million of the net proceeds of the Offering to repay all of the remaining outstanding principal and accrued interest from the acquisition and other indebtedness (including accrued interest) of CalOptical incurred prior to the Acquisitions. See "Use of Proceeds."


BLAKE PRINTING


Blake Printing was founded in 1949 and was incorporated in California in 1960. Blake Printing conducts its operations through two divisions - Blake Printery and Poor Richard's Press. The Company will use approximately $3.7 million of the net proceeds of the Offering to repay indebtedness (including accrued interest and certain prepayment fees) of Blake Printing incurred prior to the Acquisitions. See "Use of Proceeds."


THE INITIAL PUBLIC OFFERING


Upon the Closing of the Acquisitions, the Company intends to undertake the initial public offering of 4,230,283 shares of common stock of the Company, par value $0.001 per share (the "Common Stock") to the public. Of the 4,230,283 shares of Common Stock, 3,928,571 will be sold by the Company and 301,712 will be sold by the Selling Stockholders. See "Principal and Selling Stockholders." Following the Offering, the Company's officers, directors, and 5% stockholders will own approximately 38.1% of the outstanding shares of Common Stock. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.



The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company in the Offering, after deducting estimated underwriting discounts and other offering expenses, all of which are payable by the Company, are estimated to be approximately $47,650,000 (approximately $55,900,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $14 per share. The Company will not receive any of the net proceeds from the sale of shares of Common Stock by the Selling Stockholders in the Offering. The Company intends to use the net proceeds from the sale of shares of Common Stock to be sold by it to repay substantially all of the approximately $44.3 million (as of June 30, 1997) of indebtedness (including accrued interest and certain prepayment fees) of the Operating Subsidiaries incurred prior to the Acquisitions, (ii) pay approximately $800,000 of transaction costs directly related to the Acquisitions, (iii) pay $600,000 of credit facility fees and (iv) pay approximately $750,000 of other current liabilities incurred by FirstPak since its formation. The balance of the proceeds, approximately $1.6 million, will be used for working capital and other corporate purposes. The $44.3 million of indebtedness to be repaid has a weighted average interest rate of 8.75% and a weighted average maturity of 42 months.


CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material federal income tax considerations relevant to the conversion of shares of common stock of the Operating Subsidiaries into Common Stock (and in the case of the shareholders of

Wisconsin Label, Series A Preferred Stock) of the Company pursuant to the Acquisitions that are generally applicable to holders of common stock of the Operating Subsidiaries. This discussion is based on currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the Company or the Operating Subsidiary stockholders as described herein.


Operating Subsidiary stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Operating Subsidiary stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who do not hold their common stock of the Operating Subsidiary as capital assets or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the Acquisitions under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Acquisitions (whether or not any such transactions are undertaken in connection with the Acquisitions), including without limitation any transaction in which shares of common stock of the Operating Subsidiary are acquired or shares of Common Stock or Series A Preferred Stock of the Company are disposed of. Accordingly, OPERATING SUBSIDIARY STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE ACQUISITIONS, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.



GENERAL. As a condition to each Acquisition, the Company will receive an opinion of counsel from Wilson Sonsini Goodrich & Rosati, Professional Corporation, that each such Acquisition will be treated for Federal income tax purposes as either a reorganization within the meaning of section 368(a) of the Code or as a transaction described in section 351(a) of the Code. Based on such opinion, and subject to the potential application of certain provisions of the "Taxpayer Relief Act of 1997" (the "1997 Act") to the stockholders of Wisconsin Label receiving Series A Preferred Stock discussed more fully below, the Federal income tax consequences of the Acquisitions will be as follows:



    (a) no gain or loss will be recognized by holders of common stock of the Operating Subsidiary as a result of the conversion of their shares of common stock of the Operating Subsidiary into shares of Common Stock of the Company in the Acquisitions;



    (b) the aggregate tax basis of the Common Stock of the Company received by Operating Subsidiary stockholders in the Acquisitions will be the same as the aggregate tax basis of the Operating Subsidiary Common Stock converted pursuant to the Acquisitions;



    (c) the holding period of the Common Stock of the Company received by each Operating Subsidiary stockholder in the Acquisitions will include the period for which the common stock of the Operating Subsidiary surrendered in exchange therefor was considered to be held, provided that the Operating Subsidiary common stock so surrendered is held as a capital asset at the time of the Acquisitions;


    (d) cash payments in lieu of fractional shares will be treated as if a fractional share of Common Stock of the Company had been received in the Acquisitions and then redeemed by the Company. An Operating Subsidiary stockholder receiving such cash will generally recognize gain or loss upon such payment equal to the difference (if any) between such stockholder's basis in the fractional share and the amount of cash received; and

    (e) neither the Company nor any Operating Subsidiary will recognize any gain solely as a result of the Acquisitions.

The parties are not requesting a ruling from the Internal Revenue Service ("IRS") in connection with the Acquisitions. The opinion of counsel referred to above will neither bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the opinion is subject to certain assumptions and qualifications and will be based on the continuing truth and accuracy of certain representations made by the Company, each Merger Sub and each Operating Subsidiary, including representations made by the respective managements of the Company, each Operating Subsidiary and certain shareholders of each Operating Subsidiary.

A successful IRS challenge to the tax-free status of any Acquisition would result in such Operating Subsidiary stockholders recognizing taxable gain or loss with respect to each share of such common stock of the Operating Subsidiary surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the Common Stock (and in the case of shareholders of Wisconsin Label, Series A Preferred Stock) of the Company received in exchange therefor. In such event, a stockholder's aggregate basis in the Common Stock (and in the case of shareholders of Wisconsin Label, Series A Preferred Stock) of the Company so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Acquisitions.


TREATMENT OF SERIES A PREFERRED STOCK. In connection with the acquisition of Wisconsin Label, the shareholders of Wisconsin Label will receive 220,000 shares of Series A Preferred Stock of FirstPak, Inc. See "Description of Capital Stock
- - Preferred Stock." The tax treatment of the receipt and redemption, if it occurs, of the Series A Preferred Stock is not entirely clear. Under the 1997 Act, certain kinds of redeemable preferred stock received in an otherwise tax-free reorganization or Section 351 exchange will be treated as taxable "boot." However, the Company intends to take the position that the Series A Preferred Stock is not taxable currently to the recipients. In the event the Series A Preferred Stock were determined to be taxable boot to the exchanging Wisconsin Label shareholders each such shareholder would be required to recognize any gain realized up to the value of the Series A Preferred Stock received. In addition, such gain may be taxable as ordinary income depending on the application of Section 356 of the Code.



The tax treatment of the redemption, if it occurs, of the Series A Preferred Stock is also unclear, and may depend in part on the facts at the time of the redemption. The redemption of the Series A Preferred Stock may be treated in whole or in part as a dividend in the year of the redemption, depending on the application of Section 302 of the Code. Alternatively, the Internal Revenue Service may argue that the Series A Preferred Stock constitutes "Section 306 stock" and that its redemption results in the recognition of ordinary income, rather than capital gain. THE OPINION OF COUNSEL REFERRED TO ABOVE DOES NOT ADDRESS THE TAX CONSEQUENCES OF THE RECEIPT OR THE REDEMPTION OF THE SERIES A PREFERRED STOCK UNDER THE PROPOSED LEGISLATION. WISCONSIN LABEL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE RECEIPT AND THE REDEMPTION OF THE SERIES A PREFERRED STOCK UNDER THE 1997 ACT.



In connection with the issuance of the Series A Preferred Stock, the Company has agreed to assist the shareholders of Wisconsin Label in the funding of certain potential tax obligations, should such tax obligations arise.


GOVERNMENTAL AND REGULATORY MATTERS


Under the HSR Act, and the rules promulgated thereunder by the FTC, the Acquisitions could not be consummated until notifications had been given to the FTC and the Antitrust Division and the specified waiting period had expired or terminated early. The notifications provided for under the HSR Act have been furnished to the FTC and the Antitrust Division, an early termination of the applicable HSR waiting period was granted on August 25, 1997. At any time before or after consummation of the Acquisitions, and notwithstanding the expiration of the waiting periods under the HSR Act and other applicable antitrust laws, the Antitrust Division, the FTC or any state or foreign governmental authority could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Acquisitions or seeking divestiture of certain businesses of the Company. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.


Based on information available to them, the Company and the Operating Subsidiaries believe that the Acquisitions will be effected in compliance with federal, state and foreign antitrust laws. However, there can be no assurance that a challenge to the consummation of the Acquisitions on antitrust grounds will not be made or that, if such a challenge were made, the Company and the Operating Subsidiaries would prevail.

                        COMPARISON OF STOCKHOLDER RIGHTS



COMPARISON OF RIGHTS OF SHAREHOLDERS OF WISCONSIN LABEL AND STOCKHOLDERS OF THE COMPANY



Wisconsin Label is incorporated in the State of Wisconsin, and the Company is incorporated in the State of Delaware. Shareholders of Wisconsin Label, whose rights are governed by Wisconsin Label's Articles of Incorporation (the "Wisconsin Articles") and Bylaws (the "Wisconsin Bylaws") and by the Wisconsin Business Corporation Law (the "WBCL"), will, upon consummation of the Wisconsin Label Acquisition, become stockholders of the Company. Their rights as stockholders of the Company will then be governed by the Company's Restated Certificate of Incorporation (the "Company Certificate") and Bylaws (the "Company Bylaws"), and by the DGCL. The following is a summary of certain significant differences between the rights of shareholders of Wisconsin Label and the rights of stockholders of the Company.



PREFERRED STOCK



The Company Certificate authorizes the Company's board of directors, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock as a class without series or in one or more series and to fix the rights, preferences, restrictions and designations thereof, including dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock could adversely affect the voting power of holders of the Common Stock and could have the effect of delaying or impeding a change of control of the Company. Except as discussed in the next paragraph, as of the date of this Prospectus, the Company has not authorized the issuance of any Preferred Stock, and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.



In connection with the Wisconsin Label Acquisition, FirstPak will issue to the former shareholders of Wisconsin Label 220,000 shares of its Series A Preferred Stock. The Series A Preferred Stock will entitle its holder to one vote for each share held on all matters presented to stockholders for approval. Holders of shares of Series A Preferred Stock are entitled to an aggregate of up to $11 million upon liquidation of the Company in preference to the holders of Common Stock but will not be entitled to receive any dividends. The Series A Preferred Stock will be redeemable for $11 million upon either (i) a sale, merger or other business combination for stock or cash of DB Acquisition Corp., the parent of Dittler Brothers, or of Dittler Brothers, (ii) a date six months after the closing of a firm commitment underwritten public offering of DB Acquisition Corp. common stock that represents not less than 20% of the outstanding capital stock of DB Acquisition Corp. and results in aggregate gross proceeds to DB Acquisition Corp. in excess of $15 million, (iii) the sale by the Company of (a) not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such sale or
(b) all or any part of its equity interest in DB Acquisition Corp. pursuant to which the Company receives not less than $6 million, (iv) the dissolution, liquidation or winding-up of Dittler Brothers or (v) the exercise of certain put or call options attached to Wisconsin Label's interest in DB Acquisition Corp., the exercise of which, in certain circumstances, must either (a) be with respect to not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such exercise, or (b) cause the Company to receive not less than $6 million in the aggregate pursuant to such exercise. The Exercise price of DB Acquisition Corp.'s call options may be less than the Series A Preferred Stock redemption price of $11 million, which redemption can be triggered by the exercise of DB Acquisition Corp.'s call options. See "Risk Factors - Possible Need for Additional Financing; Potential Inability to Finance Redemption of Series A Preferred Stock," "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations" and "Certain Relationships and Related Party Transactions - Certain Transaction Involving the Operating Subsidiaries - Wisconsin Label."



The Wisconsin Articles do not authorize the issuance of any shares of preferred stock.



REQUIRED VOTE OF BOARD OF DIRECTORS FOR AUTHORIZATION OF CERTAIN ACTIONS



The Company Certificate provides that for a period of three years after the Offering the Company shall not, without obtaining the approval of any two of Terrence R. Fulwiler and the other two directors nominated by the former shareholders of Wisconsin Label (the "WL Nominees"), approve (a) the issuance of additional shares of common stock other than (1) pursuant to certain stock option and similar grants,
(2) upon conversion or exchange of outstanding shares and (3) pursuant to acquisitions of companies, product lines or capital assets, (b) the termination of the chief executive officer of Wisconsin Label, (c) the closing of any Wisconsin Label facility which closing would result in the termination of more than 50 employees, (d) the removal of any director of the Company prior to the end of such director's term other than for cause, (e) the increase in the number of authorized directors of the Company to a number greater than eleven and (f) the amendment of the provisions of the Company Certificate relating to (I) the classification of directors, (II) the nomination by the former Wisconsin Label shareholders of replacements on the Company's board of directors for Terrence R. Fulwiler and the WL Nominees, (III) cumulative voting or (IV) the power of any two of Terrence R. Fulwiler and the WL Nominees to approve such actions.



Under the Wisconsin Bylaws and the WBCL, the vote of a simple majority of board of directors at a meeting at which a quorum is present is sufficient to take any action within the authority of Wisconsin Label's board of directors.



AMENDMENT OF CORPORATE DOCUMENTS



The DGCL requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. The Company Certificate requires the approval of a majority in interest of the holders of its Series A Preferred Stock in order to amend the rights, preferences and privileges of such Series A Preferred Stock. In addition, the Company Certificate requires the affirmative vote of 90% of the total number of shares entitled to vote for the amendment of provisions relating to (i) the classification of directors, (ii) the right of the former Wisconsin Label shareholders for three years following the Offering to nominate a replacement on the Company's board of directors for Terrence R. Fulwiler, (iii) right of such former Wisconsin Label shareholders for four years following the Offering to nominate replacements on the Company's board of directors for the other two directors originally nominated by such former shareholders (the "WL Nominees"),
(iv) cumulative voting and (v) the requirement that for three years following the Offering, any two of Terrence R. Fulwiler and the WL Nominees approve certain actions taken by the Company's board of directors, including (a) the issuance of additional shares of common stock other than (1) pursuant to certain stock option and similar grants, (2) upon conversion or exchange of outstanding shares and (3) pursuant to acquisitions of companies, product lines or capital assets, (b) the termination of the chief executive officer of Wisconsin Label,
(c) the closing of any Wisconsin Label facility which closing would result in the termination of more than 50 employees, (d) the removal of any director of the Company prior to the end of such director's term other than for cause, (e) the increase in the number of authorized directors of the Company to a number greater than eleven, (f) the amendment of the provisions of the Company Certificate relating to (I) the classification of directors, (II) the nomination by the former Wisconsin Label shareholders of replacements on the Company's board of directors for Terrence R. Fulwiler and the WL Nominees, (III) cumulative voting or (IV) the power of any two of Terrence R. Fulwiler and the WL Nominees to approve such actions. If an amendment would alter the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. The DGCL also states that the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. The Company Certificate expressly authorizes the board of directors to adopt, amend or repeal the Company Bylaws.



Under the WBCL, the vote of a simple majority of the outstanding shares of Wisconsin Label Common Stock is required to effect an amendment of the Wisconsin Articles. The Wisconsin Bylaws provide that the Wisconsin Bylaws may be adopted, amended or repealed either by the vote of the holders of a majority of the outstanding shares entitled to vote or by the board of directors; provided, however, that the Wisconsin Label board of directors may not amend bylaws adopted by the shareholders if such bylaws provide that they may not be so amended.

DISSENTERS' RIGHTS



Under the WBCL, a shareholder of a corporation is entitled to receive payment of the appraised value of such shareholder's stock if such shareholder dissents from a reorganization transaction or a conversion of the corporation to a nonprofit nonstock corporation; however, dissenters' rights are not available to holders of shares registered on a national securities exchange or quoted on Nasdaq on the record date for a meeting of shareholders at which action on the proposed transaction is to be taken. Accordingly, holders of Wisconsin Label Common Stock currently have dissenters' rights.



A holder of Wisconsin Label Common Stock who desires to pursue dissenters' rights must (i) file a written objection to the proposed reorganization transaction or conversion with Wisconsin Label before the taking of the shareholders' vote on the proposed reorganization transaction or conversion at a meeting of the Wisconsin Label shareholders, (ii) refrain from voting in favor of such proposed reorganization transaction or conversion, (iii) make written demand to Wisconsin Label or the other party to such proposed reorganization transaction or conversion for payment for such holder's shares and (iv) deposit such holder's shares at the place and time indicated in the dissenter's notice delivered to such holder by Wisconsin Label, all in accordance with the WBCL. Such dissenters' rights are not conditioned on voting against the proposed reorganization transaction or conversion.



Under the DGCL, a stockholder of the Company is entitled to receive payment of the appraised value of such stockholder's Common Stock if such stockholder dissents from certain proposed reorganization transactions. With certain express exceptions, however, the stockholders of a Delaware corporation are not entitled to any right of appraisal in reorganization transactions if the shares of such corporation are listed on a national stock exchange, quoted on the Nasdaq National Market or are owned by not less than 2,000 persons. Because it is anticipated that after the Offering the Common Stock will be quoted on the Nasdaq National Market, the Company's stockholders will not, subject to such express exceptions, be entitled to any rights of appraisal in connection with proposed reorganization transactions involving the Company.



A holder of Common Stock who is entitled to appraisal rights and desires to pursue them must (i) file a written demand for appraisal of such holder's shares with the Company before the taking of the stockholders' vote on the reorganization transaction and (ii) refrain from voting in favor of the reorganization transaction, all in accordance with the DGCL. Such appraisal rights are not conditioned upon voting against the reorganization transaction.



STOCKHOLDER ACTION BY WRITTEN CONSENT



The Company Certificate provides that no action may be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Company Bylaws.



The Wisconsin Articles permit shareholders of Wisconsin Label to take any action required or permitted to be taken at a meeting of the shareholders of Wisconsin Label without a meeting if a consent in writing, setting forth the action so taken, is signed by shareholders who would be entitled to vote at a meeting those shares with voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting which all shares entitled to vote were present and voted.



ANTITAKEOVER PROVISIONS AND STATUTES



The Company Bylaws provide that a special meeting of the stockholders may only be called by the board of directors, the chairman of the board or the president. The Wisconsin Bylaws provide that in addition to the board of directors, the chairman of the board and the president, one or more shareholders holding not less than 10% of the voting power of the corporation may call a special meeting of the shareholders.



The DGCL prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior year period. A "business combination" includes a merger or consolidation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. This provision does not apply where: (i) either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired such 15% interest; (ii) upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding for the purposes of determining the number of shares outstanding shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered; (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting; (iv) the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder; or
(v) the corporation has opted out of this provision. The Company has not opted out of this provision.



The WBCL regulates a broad range of "business combinations" between a Wisconsin corporation and an "interested stockholder" or involving an "issuing public corporation" and a "significant stockholder." Because Wisconsin Label has less than 500 holders of record of its equity securities and the Wisconsin Label Common Stock is not registered or traded on a national securities exchange or registered under section 12(g) of the Securities Exchange Act of 1934, as amended, these antitakeover provisions do not apply to Wisconsin Label.



ELECTION OF BOARD OF DIRECTORS



Under the DGCL and the WBCL, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote on the election of directors.



The Company Certificate and Bylaws provide for three classes of directors. Messrs. Tomcheck and Daniel Fulwiler are Class I directors and will serve until the annual meeting of stockholders in 1998. Messrs. Menke, Mondavi and Blake are Class II directors and will serve until the annual meeting of stockholders in 1999. Messrs. Titolo, Leith and Terrence Fulwiler are Class III directors and will serve until the annual meeting of stockholders in 2000. After these directors' initial terms expire, newly elected directors shall serve for a three-year term or until their successors are duly elected and qualified.



The Wisconsin Articles do not provide for a classified board of directors.



CUMULATIVE VOTING



The Company Certificate provides that, for a period of seven years after the Offering stockholders may cumulate votes in election of directors. In an election of directors, each stockholder will be entitled to cast a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are normally entitled. A stockholder that gives proper notice of its intention to cumulate votes may cast all the votes to which it is entitled for one candidate, or it may distribute such votes among any or all of the candidates it sees fit.



The Wisconsin Articles do not provide for cumulative voting.



FILLING VACANCIES ON THE BOARD OF DIRECTORS



The Company Certificate provides that in the event that Terrence Fulwiler or either of the WL Nominees leaves the Board prior to the date that is three years from the consummation of the Offering in the case of Terrence Fulwiler and prior to the date that is four years from the consummation of the Offering in the case of either of the WL Nominees as a result of death, resignation, disqualification, removal or certain other causes, the Board will appoint a nominee of the former Wisconsin Label shareholders to serve out the term of the departing board member.

Pursuant to the WBCL, the Wisconsin Articles and the Wisconsin Bylaws, any vacancies on the board of directors of Wisconsin Label, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the vote of a majority of the directors then in office.



NOTIFICATION PROCEDURE FOR STOCKHOLDER PROPOSALS



The Company Bylaws provide that no proposal by any person other than the Board of Directors may be submitted for the approval of the Company stockholders at any regular or special meeting of stockholders unless the person advancing the proposal is a record stockholder and has delivered a written notice to the secretary of the Company no less than 120 days in advance of the date specified in the Company's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made.



Neither the Wisconsin Articles nor the Wisconsin Bylaws have a provision with respect to advance notification of shareholder proposals.



The foregoing summary does not purport to be a complete statement of the rights of holders of shares of Common Stock under applicable Delaware law, the Company Certificate of Incorporation or the Company Bylaws or a comprehensive comparison with the rights of the holders of shares of Wisconsin Label Common Stock under applicable Wisconsin law, the Wisconsin Articles of or the Wisconsin Bylaws, or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the WBCL, the DGCL and the governing corporate instruments of the Company and Wisconsin Label.



COMPARISON OF RIGHTS OF STOCKHOLDERS OF ST. LOUIS LITHO AND STOCKHOLDERS OF THE COMPANY



The rights of the Company's stockholders are governed by the Company Certificate, the Company Bylaws and the laws of the State of Delaware. The rights of St. Louis Litho's stockholders are governed by its Certificate of Incorporation (the "ST. LOUIS LITHO CERTIFICATE"), its Bylaws (the "ST. LOUIS LITHO BYLAWS") and the laws of the State of Delaware. After the Effective Time, the stockholders of St. Louis Litho will become stockholders of the Company and will be governed by the Company Certificate, the Company Bylaws and the laws of the State of Delaware.



The following is a summary of the material differences between the rights of holders of Company Common Stock and the rights of holders of common stock of St. Louis Litho at the date hereof. These differences arise from differences between the Company Certificate and the Company Bylaws and the St. Louis Litho Articles and the St. Louis Litho Bylaws.



PREFERRED STOCK



The Company Certificate authorizes the Company's board of directors, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock as a class without series or in one or more series and to fix the rights, preferences, restrictions and designations thereof, including dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock could adversely affect the voting power of holders of the Common Stock and could have the effect of delaying or impeding a change of control of the Company. Except as discussed in the next paragraph, as of the date of this Prospectus, the Company has not authorized the issuance of any Preferred Stock, and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.



In connection with the Wisconsin Label Acquisition, FirstPak will issue to the former shareholders of Wisconsin Label 220,000 shares of its Series A Preferred Stock. The Series A Preferred Stock will entitle its holder to one vote for each share held on all matters presented to stockholders for approval. Holders of shares of Series A Preferred Stock are entitled to an aggregate of up to $11 million upon liquidation of the Company in preference to the holders of Common Stock but will not be entitled to receive any dividends. The Series A Preferred Stock will be redeemable for $11 million upon either (i) a sale, merger or other business combination for stock or cash of DB Acquisition Corp., the parent of Dittler Brothers, or of Dittler Brothers,
(ii) a date six months after the closing of a firm commitment underwritten public offering of DB Acquisition Corp. common stock that represents not less than 20% of the outstanding capital stock of DB Acquisition Corp. and results in aggregate gross proceeds to DB Acquisition Corp. in excess of $15 million, (iii) the sale by the Company of (a) not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such sale or (b) all or any part of its equity interest in DB Acquisition Corp. pursuant to which the Company receives not less than $6 million, (iv) the dissolution, liquidation or winding-up of Dittler Brothers or
(v) the exercise of certain put or call options attached to Wisconsin Label's interest in DB Acquisition Corp., the exercise of which, in certain circumstances, must either (a) be with respect to not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such exercise, or (b) cause the Company to receive not less than $6 million in the aggregate pursuant to such exercise. The Exercise price of DB Acquisition Corp.'s call options may be less than the Series A Preferred Stock redemption price of $11 million, which redemption can be triggered by the exercise of DB Acquisition Corp.'s call options. See "Risk Factors - Possible Need for Additional Financing; Potential Inability to Finance Redemption of Series A Preferred Stock," "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations" and "Certain Relationships and Related Party Transactions - Certain Transaction Involving the Operating Subsidiaries - Wisconsin Label."



The St. Louis Litho Certificate does not authorize the issuance of any shares of preferred stock.



DIRECTOR NOMINATIONS



The Company Bylaws provide that no nominations for directors of the Company by any person other than the Company's board of directors may be presented to any meeting of stockholders unless the person making the nomination is a record stockholder and has delivered a written notice to the secretary of the Company no less than 120 days in advance of the date specified in the Company's proxy statement released to the stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed more than 30 days from the date less than 30 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made. The St. Louis Litho Certificate and St. Louis Litho Bylaws do not impose comparable conditions on the submission of director nominations by its stockholders.



AMENDMENT TO GOVERNING DOCUMENTS



The Company Certificate requires the approval of a majority in interest of the holders of its Series A Preferred Stock in order to amend the rights, preferences and privileges of such Series A Preferred Stock. In addition, the Company Certificate requires the affirmative vote of 90% of the total number of shares entitled to vote for the amendment of provisions relating to (i) the classification of directors, (ii) the right of the former Wisconsin Label shareholders for three years following the Offering to nominate a replacement on the Company's board of directors for Terrence R. Fulwiler, (iii) right of such former Wisconsin Label shareholders for four years following the Offering to nominate replacements on the Company's board of directors for the other two directors originally nominated by such former shareholders (the 'WL Nominees'),
(iv) cumulative voting and (v) the requirement that for three years following the Offering, any two of Terrence R. Fulwiler and the WL Nominees approve certain actions taken by the Company's board of directors, including (a) the issuance of additional shares of common stock other than (1) pursuant to certain stock option and similar grants, (2) upon conversion or exchange of outstanding shares and (3) pursuant to acquisitions of companies, product lines or capital assets, (b) the termination of the chief executive officer of Wisconsin Label,
(c) the closing of any Wisconsin Label facility which closing would result in the termination of more than 50 employees, (d) the removal of any director of the Company prior to the end of such director's term other than for cause, (e) the increase in the number of authorized directors of the Company to a number greater than eleven and (f) the amendment of the provisions of the Company Certificate relating to (I) the classification of directors, (II) the nomination by the former Wisconsin Label shareholders of replacements on the Company's board of directors for Terrence R. Fulwiler and the WL Nominees, (III) cumulative voting or (IV) the power of any two of Terrence R. Fulwiler and the WL Nominees to approve such actions. If an amendment would alter the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. The Company Certificate expressly authorizes the board of directors to adopt, amend or repeal the Company Bylaws.



The St. Louis Litho Certificate expressly authorizes the board of directors to adopt, amend or repeal the Bylaws.



STOCKHOLDER CONSENT IN LIEU OF MEETING



The Company Certificate provides that action by the stockholders must be taken at an annual special meeting of stockholders and may not be taken by written consent. The St. Louis Litho Certificate imposes no such limitation on action of the stockholders by written consent.



STOCKHOLDER PROPOSALS



The Company Bylaws provide that no proposal by any person other than the Board of Directors may be submitted for the approval of the Company stockholders at any regular or special meeting of stockholders unless the person advancing the proposal is a record stockholder and has delivered a written notice to the secretary of the Company no less than 120 days in advance of the date specified in the Company's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made. The St. Louis Litho Certificate and St. Louis Litho Bylaws do not impose comparable conditions on the submission of stockholder proposals.



ANTI-TAKEOVER PROVISIONS AND INTERESTED STOCKHOLDER TRANSACTIONS



The Company Bylaws provide that a special meeting of the stockholders may only be called by the board of directors, the chairman of the board or the president. The St. Louis Litho Bylaws provide that special meetings may be called at any time by the President or Board of Directors.



ELECTION OF BOARD OF DIRECTORS



The Company Certificate and Bylaws provide for three classes of directors. Messrs. Tomcheck and Daniel Fulwiler are Class I directors and will serve until the annual meeting of stockholders in 1998. Messrs. Menke, Mondavi and Blake are Class II directors and will serve until the annual meeting of stockholders in 1999. Messrs. Titolo, Leith and Terrence Fulwiler are Class III directors and will serve until the annual meeting of stockholders in 2000. After these directors' initial terms expire, newly elected directors shall serve for a three-year term or until their successors are duly elected and qualified.



The St. Louis Litho Certificate does not provide for a classified board of directors.



FILLING VACANCIES ON THE BOARD OF DIRECTORS



The Company Certificate provides that in the event that Terrence Fulwiler or either of the WL Nominees leaves the Board prior to the date that is three years from the consummation of the Offering in the case of Terrence Fulwiler and prior to the date that is four years from the consummation of the Offering in the case of either of the WL Nominees as a result of death, resignation, disqualification, removal or certain other causes, the Board will appoint a nominee of the former Wisconsin Label shareholders to serve out the term of the departing board member.



The St. Louis Litho Bylaws provide that any vacancies on the board of directors of St. Louis Litho, other than vacancies caused by the removal of a director by vote of the stockholders, may be filled until the next succeeding annual election by the vote of a majority of the directors then in office.



CUMULATIVE VOTING



The Company Certificate provides for cumulative voting in elections of directors. Each holder of shares of stock is, upon giving of proper notice of an intention to cumulate votes, entitled to a number of votes equal to the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares multiplied by the number of directors to be elected by such holder, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit. The St. Louis Litho Bylaws do not provide for cumulative voting.



The foregoing discussion of certain similarities and material differences between the rights of Company stockholders and the rights of St. Louis Litho stockholders under the respective Certificates of Incorporation and Bylaws of the Company and St. Louis Litho is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the DGCL, the common law thereunder and the full text of the Certificates of Incorporation and Bylaws of each of the Company and St. Louis Litho.



COMPARISON OF RIGHTS OF STOCKHOLDERS OF CALOPTICAL AND STOCKHOLDERS OF THE
COMPANY



The rights of the Company's stockholders are governed by the Company Certificate, the Company Bylaws and the laws of the State of Delaware. The rights of CalOptical's stockholders are governed by its Certificate of Incorporation (the "CALOPTICAL CERTIFICATE"), its Bylaws (the "CALOPTICAL BYLAWS") and the laws of the State of Delaware. After the Effective Time, the stockholders of CalOptical will become stockholders of the Company and will be governed by the Company Certificate, the Company Bylaws and the laws of the State of Delaware.



The following is a summary of the material differences between the rights of holders of Company Common Stock and the rights of holders of common stock of CalOptical at the date hereof. These differences arise from differences between the Company Certificate and the Company Bylaws and the CalOptical Certificate and the CalOptical Bylaws.



PREFERRED STOCK



The Company Certificate authorizes the Company's board of directors, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock as a class without series or in one or more series and to fix the rights, preferences, restrictions and designations thereof, including dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock could adversely affect the voting power of holders of the Common Stock and could have the effect of delaying or impeding a change of control of the Company. Except as discussed in the next paragraph, as of the date of this Prospectus, the Company has not authorized the issuance of any Preferred Stock, and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.



In connection with the Wisconsin Label Acquisition, FirstPak will issue to the former shareholders of Wisconsin Label 220,000 shares of its Series A Preferred Stock. The Series A Preferred Stock will entitle its holder to one vote for each share held on all matters presented to stockholders for approval. Holders of shares of Series A Preferred Stock are entitled to an aggregate of up to $11 million upon liquidation of the Company in preference to the holders of Common Stock but will not be entitled to receive any dividends. The Series A Preferred Stock will be redeemable for $11 million upon either (i) a sale, merger or other business combination for stock or cash of DB Acquisition Corp., the parent of Dittler Brothers, or of Dittler Brothers, (ii) a date six months after the closing of a firm commitment underwritten public offering of DB Acquisition Corp. common stock that represents not less than 20% of the outstanding capital stock of DB Acquisition Corp. and results in aggregate gross proceeds to DB Acquisition Corp. in excess of $15 million, (iii) the sale by the Company of (a) not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such sale or
(b) all or any part of its equity interest in DB Acquisition Corp. pursuant to which the Company receives not less than $6 million, (iv) the dissolution, liquidation or winding-up of Dittler Brothers or (v) the exercise of certain put or call options attached to Wisconsin Label's interest in DB Acquisition Corp., the exercise of which, in certain circumstances, must either (a) be with respect to not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such exercise, or (b) cause the Company to receive not less than $6 million in the aggregate pursuant to such exercise. The Exercise price of DB Acquisition Corp.'s call options may be less than the Series A Preferred Stock redemption price of $11 million, which redemption can be triggered by the exercise of DB Acquisition Corp.'s call options. See "Risk Factors - Possible Need for Additional Financing; Potential Inability to Finance Redemption of Series A Preferred Stock," "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations" and "Certain Relationships and Related Party Transactions - Certain Transaction Involving the Operating Subsidiaries - Wisconsin Label."



The CalOptical Certificate authorizes the issuance of 20,000 shares of preferred stock at a par value of five cents (.05). No such preferred stock has been issued.



DIRECTOR NOMINATIONS



The Company Bylaws provide that no nominations for directors of the Company by any person other than the Company's board of directors may be presented to any meeting of stockholders unless the person making the nomination is a record stockholder and has delivered a written notice to the secretary of the Company no less than 120 days in advance of the date specified in the Company's proxy statement released to the stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed more than 30 days from the date less than 30 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made. The CalOptical Certificate and CalOptical Bylaws do not impose comparable conditions on the submission of director nominations by its stockholders.



AMENDMENT TO GOVERNING DOCUMENTS



The Company Certificate requires the approval of a majority in interest of the holders of its Series A Preferred Stock in order to amend the rights, preferences and privileges of such Series A Preferred Stock. In addition, the Company Certificate requires the affirmative vote of 90% of the total number of shares entitled to vote for the amendment of provisions relating to (i) the classification of directors, (ii) the right of the former Wisconsin Label shareholders for three years following the Offering to nominate a replacement on the Company's board of directors for Terrence R. Fulwiler, (iii) right of such former Wisconsin Label shareholders for four years following the Offering to nominate replacements on the Company's board of directors for the other two directors originally nominated by such former shareholders (the 'WL Nominees'),
(iv) cumulative voting and (v) the requirement that for three years following the Offering, any two of Terrence R. Fulwiler and the WL Nominees approve certain actions taken by the Company's board of directors, including (a) the issuance of additional shares of common stock other than (1) pursuant to certain stock option and similar grants, (2) upon conversion or exchange of outstanding shares and (3) pursuant to acquisitions of companies, product lines or capital assets, (b) the termination of the chief executive officer of Wisconsin Label,
(c) the closing of any Wisconsin Label facility which closing would result in the termination of more than 50 employees, (d) the removal of any director of the Company prior to the end of such director's term other than for cause, (e) the increase in the number of authorized directors of the Company to a number greater than eleven and (f) the amendment of the provisions of the Company Certificate relating to (I) the classification of directors, (II) the nomination by the former Wisconsin Label shareholders of replacements on the Company's board of directors for Terrence R. Fulwiler and the WL Nominees, (III) cumulative voting or (IV) the power of any two of Terrence R. Fulwiler and the WL Nominees to approve such actions. If an amendment would alter the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. The Company Certificate expressly authorizes the board of directors to adopt, amend or repeal the Company Bylaws.



The CalOptical Certificate expressly authorizes the board of directors to make, repeal, alter, amend and rescind the By-laws.



STOCKHOLDER CONSENT IN LIEU OF MEETING



The Company Certificate provides that action by the stockholders must be taken at an annual special meeting of stockholders and may not be taken by written consent. The CalOptical Certificate imposes no such limitation on action of the stockholders by written consent.

STOCKHOLDER PROPOSALS



The Company Bylaws provide that no proposal by any person other than the Board of Directors may be submitted for the approval of the Company stockholders at any regular or special meeting of stockholders unless the person advancing the proposal is a record stockholder and has delivered a written notice to the secretary of the Company no less than 120 days in advance of the date specified in the Company's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made. The CalOptical Certificate and CalOptical Bylaws do not impose comparable conditions on the submission of stockholder proposals.



INDEMNIFICATION



The Company Certificate provides for indemnification of directors or officers to the fullest extent authorized by the DGCL.



The CalOptical Bylaws provide for the indemnification of its directors, officers, employees or agents in an amount actually and reasonably incurred in good faith.



ELECTION OF BOARD OF DIRECTORS



The Company Certificate and Bylaws provide for three classes of directors. Messrs. Tomcheck and Daniel Fulwiler are Class I directors and will serve until the annual meeting of stockholders in 1998. Messrs. Menke, Mondavi and CalOptical are Class II directors and will serve until the annual meeting of stockholders in 1999. Messrs. Titolo, Leith and Terrence Fulwiler are Class III directors and will serve until the annual meeting of stockholders in 2000. After these directors' initial terms expire, newly elected directors shall serve for a three-year term or until their successors are duly elected and qualified.



The CalOptical Certificate does not provide for a classified board of directors.



FILLING VACANCIES ON THE BOARD OF DIRECTORS



The Company Certificate provides that in the event that Terrence Fulwiler or either of the WL Nominees leaves the Board prior to the date that is three years from the consummation of the Offering in the case of Terrence Fulwiler and prior to the date that is four years from the consummation of the Offering in the case of either of the WL Nominees as a result of death, resignation, disqualification, removal or certain other causes, the Board will appoint a nominee of the former Wisconsin Label shareholders to serve out the term of the departing board member.



The CalOptical Certificate and the CalOptical Bylaws provide that any vacancies on the board of directors of CalOptical, other than vacancies caused by the removal of a director by vote of the stockholders, may be filled until the next succeeding annual election by the vote of a majority of the directors then in office.



CUMULATIVE VOTING



The Company Certificate provides for cumulative voting in elections of directors. Each holder of shares of stock is, upon giving of proper notice of an intention to cumulate votes, entitled to a number of votes equal to the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares multiplied by the number of directors to be elected by such holder, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit. The CalOptical Bylaws do not provide for cumulative voting.



The foregoing discussion of certain similarities and material differences between the rights of Company stockholders and the rights of CalOptical stockholders under the respective Certificates of Incorporation and Bylaws of the Company and CalOptical is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the DGCL, the common law thereunder and the full text of the Certificates of Incorporation and Bylaws of each of the Company and CalOptical.



COMPARISON OF RIGHTS OF SHAREHOLDERS OF BLAKE PRINTING AND STOCKHOLDERS OF THE COMPANY



The rights of the Company's stockholders are governed by the Company Certificate, the Company Bylaws and the laws of the State of Delaware. The rights of Blake Printing's shareholders are governed by its Articles of Incorporation (the "BLAKE ARTICLES"), its Bylaws (the "BLAKE BYLAWS") and the laws of the State of California. After the Effective Time, the shareholders of Blake Printing will become stockholders of the Company and will be governed by the Company Certificate, the Company Bylaws and the laws of the State of Delaware.



While the rights and privileges of stockholders of a Delaware corporation such as the Company are, in many instances, comparable to those of shareholders of a California corporation such as Blake Printing, there are certain differences. The following is a summary of the material differences between the rights of holders of Company Common Stock and the rights of holders of common stock of Blake Printing at the date hereof. These differences arise from differences between the DGCL and the CGCL and between the Company Certificate and the Company Bylaws and the Blake Articles and the Blake Bylaws.



PREFERRED STOCK



The Company Certificate authorizes the Company's board of directors, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock as a class without series or in one or more series and to fix the rights, preferences, restrictions and designations thereof, including dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock could adversely affect the voting power of holders of the Common Stock and could have the effect of delaying or impeding a change of control of the Company. Except as discussed in the next paragraph, as of the date of this Prospectus, the Company has not authorized the issuance of any Preferred Stock, and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.



In connection with the Wisconsin Label Acquisition, FirstPak will issue to the former shareholders of Wisconsin Label 220,000 shares of its Series A Preferred Stock. The Series A Preferred Stock will entitle its holder to one vote for each share held on all matters presented to stockholders for approval. Holders of shares of Series A Preferred Stock are entitled to an aggregate of up to $11 million upon liquidation of the Company in preference to the holders of Common Stock but will not be entitled to receive any dividends. The Series A Preferred Stock will be redeemable for $11 million upon either (i) a sale, merger or other business combination for stock or cash of DB Acquisition Corp., the parent of Dittler Brothers, or of Dittler Brothers, (ii) a date six months after the closing of a firm commitment underwritten public offering of DB Acquisition Corp. common stock that represents not less than 20% of the outstanding capital stock of DB Acquisition Corp. and results in aggregate gross proceeds to DB Acquisition Corp. in excess of $15 million, (iii) the sale by the Company of (a) not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such sale or
(b) all or any part of its equity interest in DB Acquisition Corp. pursuant to which the Company receives not less than $6 million, (iv) the dissolution, liquidation or winding-up of Dittler Brothers or (v) the exercise of certain put or call options attached to Wisconsin Label's interest in DB Acquisition Corp., the exercise of which, in certain circumstances, must either (a) be with respect to not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such exercise, or (b) cause the Company to receive not less than $6 million in the aggregate pursuant to such exercise. The Exercise price of DB Acquisition Corp.'s call options may be less than the Series A Preferred Stock redemption price of $11 million, which redemption can be triggered by the exercise of DB Acquisition Corp.'s call options. See "Risk Factors - Possible Need for Additional Financing; Potential Inability to Finance Redemption of Series A Preferred Stock," "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations" and "Certain Relationships and Related Party Transactions - Certain Transaction Involving the Operating Subsidiaries - Wisconsin Label."



The Blake Articles do not authorize the issuance of any shares of preferred stock.

VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS



The DGCL requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger or consolidation of a corporation, except that, unless required by its certificate of incorporation, no authorizing stockholder vote is required of a corporation surviving a merger if (a) such corporation's certificate of incorporation is not amended in any respect by the merger; (b) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (c) the number of shares to be issued in the merger does not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger. The Company's Certificate does not require a greater percentage vote for such actions. Stockholder approval is also not required under the DGCL for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.



The CGCL requires that the principal terms of a merger be approved by the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon, except that, unless required by its articles of incorporation, no authorizing shareholder vote is required of a corporation surviving a merger if the shareholders of such corporation shall own, immediately after the merger, more than five-sixths of the voting power of the surviving corporation. The Blake Articles do not require a greater percentage vote. The CGCL further requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon if (a) the surviving corporation's articles of incorporation will be amended and would otherwise require shareholder approval or (b) shareholders of such corporation will receive shares of the surviving corporation having different rights, preferences, privileges or restrictions (including shares in a foreign corporation) than the shares surrendered. Shareholder approval is not required under the CGCL for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.



DIRECTOR NOMINATIONS



The Company Bylaws provide that no nominations for directors of the Company by any person other than the Company's board of directors may be presented to any meeting of stockholders unless the person making the nomination is a record stockholder and has delivered a written notice to the secretary of the Company no less than 120 days in advance of the date specified in the Company's proxy statement released to the stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed more than 30 days from the date less than 30 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made. The Blake Articles and Blake Bylaws do not impose comparable conditions on the submission of director nominations by its stockholders.



AMENDMENT TO GOVERNING DOCUMENTS



The DGCL requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. The Company Certificate requires the approval of a majority in interest of the holders of its Series A Preferred Stock in order to amend the rights, preferences and privileges of such Series A Preferred Stock. In addition, the Company Certificate requires the affirmative vote of 90% of the total number of shares entitled to vote for the amendment of provisions relating to (i) the classification of directors, (ii) the right of the former Wisconsin Label shareholders for three years following the Offering to nominate a replacement on the Company's board of directors for Terrence R. Fulwiler, (iii) right of such former Wisconsin Label shareholders for four years following the Offering to nominate replacements on the Company's board of directors for the other two directors originally nominated by such former shareholders (the 'WL Nominees'),
(iv) cumulative voting and (v) the requirement that for three years following the Offering, any two of Terrence R. Fulwiler and the WL Nominees approve certain actions taken by the Company's board of directors, including (a) the issuance of additional shares of common stock other than (1) pursuant to certain stock option and similar grants, (2) upon conversion or exchange of outstanding shares and (3) pursuant to acquisitions of companies, product lines or capital assets, (b) the termination of the chief executive officer of Wisconsin Label, (c) the closing of any Wisconsin Label facility which closing would result in the termination of more than 50 employees, (d) the removal of any director of the Company prior to the end of such director's term other than for cause, (e) the increase in the number of authorized directors of the Company to a number greater than eleven and (f) the amendment of the provisions of the Company Certificate relating to (I) the classification of directors, (II) the nomination by the former Wisconsin Label shareholders of replacements on the Company's board of directors for Terrence R. Fulwiler and the WL Nominees, (III) cumulative voting or (IV) the power of any two of Terrence R. Fulwiler and the WL Nominees to approve such actions. If an amendment would alter the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. The DGCL also states that the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. The Company Certificate expressly authorizes the board of directors to adopt, amend or repeal the Company Bylaws.



Unless otherwise specified in a California corporation's articles of incorporation, an amendment to the articles of incorporation requires the approval of the corporation's board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon, either before or after the board approval. The Blake Articles do not require a greater level of approval for an amendment thereto. Under the CGCL, the holders of the outstanding shares of a class are entitled to vote as a class if a proposed amendment to the articles of incorporation would (i) increase or decrease the aggregate number of authorized shares of such class; (ii) effect an exchange, reclassification or cancellation of all or part of the shares of such class, other than a stock split; (iii) effect an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of such class; (iv) change the rights, preferences, privileges or restrictions of the shares of such class; (v) create a new class of shares having rights, preferences or privileges prior to the shares of such class, or increase the rights, preferences or privileges or the number of authorized shares having rights, preference or privileges prior to the shares of such class; (vi) in the case of preferred shares, divide the shares of any class into series having different rights, preferences, privileges or restrictions or authorize the board of directors to do so; or (vii) cancel or otherwise affect dividends on the shares of such class which have accrued but have not been paid. Under the CGCL, a corporation's bylaws may be adopted, amended or repealed either by the board of directors or the shareholders of the corporation. The Blake Bylaws provide that the Blake Bylaws may be adopted, amended or repealed either by the vote of the holders of a majority of the outstanding shares entitled to vote or by the board of directors; provided, however, that the Blake board of directors may not amend the Blake Bylaws in order to change the authorized number of directors



APPRAISAL RIGHTS



Under the DGCL, a stockholder of the Company is entitled to appraisal rights if such stockholder dissents from certain reorganization transactions. With certain express exceptions, however, the stockholders of a Delaware corporation are not entitled to any right of appraisal in merger or consolidation transactions if the shares of such corporation are listed on a national stock exchange, quoted on the Nasdaq National Market or are owned by not less than 2,000 persons. Because it is anticipated that after the Offering the Common Stock will be quoted on the Nasdaq National Market, the Company's stockholders will not, subject to such express exceptions, be entitled to any rights of appraisal in connection with proposed merger or consolidation transactions involving the Company.



A holder of Common Stock who is entitled to appraisal rights and desires to pursue them must (i) file a written demand for appraisal of such holder's shares with the Company before the taking of the stockholders' vote on the reorganization transaction and (ii) refrain from voting in favor of the reorganization transaction, all in accordance with the DGCL. Such appraisal rights are not conditioned on voting against the reorganization transaction.



Pursuant to California law, holders of Blake Printing Common Stock are entitled to similar dissenters' rights in connection with reorganization transactions. A holder of Blake Printing Common Stock who desires to pursue dissenters' rights must (i) demand in writing that Blake Printing purchase such holder's shares at their fair market value before the taking of the shareholders' vote on the reorganization transaction, (ii) refrain from voting in favor of the reorganization transaction and (iii) submit such holder's shares to Blake Printing for endorsement, all in accordance with the CGCL. Such dissenters' rights are not conditioned on voting against the reorganization transaction.



DERIVATIVE ACTION



Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. The DGCL provides that a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. A stockholder may not sue derivatively unless he first makes demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile.



The CGCL provides that a shareholder bringing a derivative action on behalf of the corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. The CGCL also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond.



STOCKHOLDER CONSENT IN LIEU OF MEETING



Under the DGCL and the CGCL, unless otherwise provided in the certificate or articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. The Company Certificate provides that action by the stockholders must be taken at an annual special meeting of stockholders and may not be taken by written consent. The Blake Articles impose no such limitation on action of the shareholders by written consent.



FIDUCIARY DUTIES OF DIRECTORS



Directors of corporations incorporated or organized under the DGCL and the CGCL have fiduciary obligations to the corporation and its shareholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of "due care" and "loyalty." Under the DGCL, the duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation. Under the CGCL, the duty of loyalty requires directors to perform their duties in good faith in a manner that the directors reasonably believe to be in the best interests of the corporation and its stockholders. The duty of care requires that the directors act with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would exercise under similar circumstances.



STOCKHOLDER PROPOSALS



The Company Bylaws provide that no proposal by any person other than the Board of Directors may be submitted for the approval of the Company stockholders at any regular or special meeting of stockholders unless the person advancing the proposal is a record stockholder and has delivered a written notice to the secretary of the Company no less than 120 days in advance of the date specified in the Company's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made. The Blake Articles and Blake Bylaws do not impose comparable conditions on the submission of stockholder proposals.



INDEMNIFICATION



The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an "Indemnitee") against all reasonable expenses (including attorneys' fees) and, except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement in actions brought against them, if such individual acted in good faith, and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the stockholders and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The corporation shall indemnify an indemnitee to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action. The Company Certificate provides for indemnification of directors or officers to the fullest extent authorized by the DGCL.



Under the CGCL, (i) a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines and settlements (other than in connection with actions by or in the right of the corporation) if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful, and (ii) a corporation has the power to indemnify, with certain exceptions, any person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.



The indemnification authorized by the CGCL is not exclusive, and a corporation may grant its directors, officers, employees or other agents certain additional rights to indemnification. The Blake Articles and the Blake Bylaws provide for the indemnification of its agents (as defined under the CGCL) to the fullest extent permissible under the CGCL, which may be in excess of the indemnification expressly permitted by Section 317 of the CGCL, subject to the limits set forth in Section 204 of the CGCL with respect to actions for breach of duty to the corporation and its shareholders.



The DGCL and the CGCL allow for the advance payment of an Indemnitee's expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the Indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.



DIRECTOR LIABILITY



The DGCL and the CGCL each provide that the charter documents of a corporation may include provisions which limit or eliminate the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct, including, in the case of the DGCL, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, breach of the duty of loyalty, the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or transactions from which such director derived an improper personal benefit, or, in the case of the CGCL, intentional misconduct or knowing and culpable violation of law, acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, the receipt of an improper personal benefit, acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders, acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders, interested transactions between the corporation and a director in which a director has a material financial interest and liability for improper distributions, loans or guarantees. The Company Certificate contains a provision limiting the liability of its directors to the fullest extent permitted by the DGCL. The Blake Articles contain a provision limiting the liability of its directors to the fullest extent provided by the CGCL.



ANTI-TAKEOVER PROVISIONS AND INTERESTED STOCKHOLDER TRANSACTIONS



The Company Bylaws provide that a special meeting of the stockholders may only be called by the board of directors, the chairman of the board or the president. The Blake Bylaws provide that in addition to the board of directors, the chairman of the board and the president, one or more shareholders holding not less than 10% of the voting power of the corporation may call a special meeting of the shareholders.



The DGCL prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An

"interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior year period. A "business combination" includes a merger or consolidation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. This provision does not apply where: (i) either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired such 15% interest; (ii) upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding for the purposes of determining the number of shares outstanding shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered; (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting; (iv) the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder; or (v) the corporation has opted out of this provision. The Company has not opted out of this provision.



Under the CGCL, there is no comparable provision. However, the CGCL does provide that, except where the fairness of the terms and conditions of the transaction has been approved by the California Commissioner of Corporations and except in a "short-form" merger (the merger of a parent corporation with a subsidiary in which the parent owns at least 90% of the outstanding shares of each class of the subsidiary's stock), if the surviving corporation or its parent corporation owns, directly or indirectly, shares of the target corporation representing more than 50% of the voting power of the target corporation prior to the merger, the nonredeemable common stock of a target corporation may be converted only into nonredeemable common stock of the surviving corporation or its parent corporation, unless all of the shareholders of the class consent. The effect of this provision is to prohibit a cash-out merger of minority shareholders, except where the majority shareholders already own 90% or more of the voting power of the target corporation and could, therefore, effect a short-form merger to accomplish such a cash-out of minority shareholders.



ELECTION OF BOARD OF DIRECTORS



Under the DGCL and the CGCL, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote on the election of directors.



The Company Certificate and Bylaws provide for three classes of directors. Messrs. Tomcheck and Daniel Fulwiler are Class I directors and will serve until the annual meeting of stockholders in 1998. Messrs. Menke, Mondavi and Blake are Class II directors and will serve until the annual meeting of stockholders in 1999. Messrs. Titolo, Leith and Terrence Fulwiler are Class III directors and will serve until the annual meeting of stockholders in 2000. After these directors' initial terms expire, newly elected directors shall serve for a three-year term or until their successors are duly elected and qualified.



The Blake Articles do not provide for a classified board of directors.



FILLING VACANCIES ON THE BOARD OF DIRECTORS



The Company Certificate provides that in the event that Terrence Fulwiler or either of the WL Nominees leaves the Board prior to the date that is three years from the consummation of the Offering in the case of Terrence Fulwiler and prior to the date that is four years from the consummation of the Offering in the case of either of the WL Nominees as a result of death, resignation, disqualification, removal or certain other causes, the Board will appoint a nominee of the former Wisconsin Label shareholders to serve out the term of the departing board member.

Pursuant to the CGCL, the Blake Articles and the Blake Bylaws, any vacancies on the board of directors of Blake Printing, other than vacancies caused by the removal of a director by vote of the shareholders, may be filled until the next succeeding annual election by the vote of a majority of the directors then in office.



CUMULATIVE VOTING



The Company Certificate provides for cumulative voting in elections of directors. Each holder of shares of stock is, upon giving of proper notice of an intention to cumulate votes, entitled to a number of votes equal to the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares multiplied by the number of directors to be elected by such holder, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit. The Blake Bylaws provide that all shareholders may cumulate votes in an election of directors so long as one shareholder gives proper notice of the intention to do so.



The foregoing discussion of certain similarities and material differences between the rights of Company stockholders and the rights of Blake Printing shareholders under the respective Certificate and Articles of Incorporation and Bylaws of the Company and Blake Printing is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the CGCL and the DGCL, the common law thereunder and the full text of the Certificate or Articles of Incorporation and Bylaws of each of the Company and Blake Printing.

                                DIVIDEND POLICY

The Company intends to retain any future earnings to finance the expansion of its business and for general corporate purposes and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Furthermore, the terms of the Facility may prohibit the Company from paying dividends on the Common Stock. See "Use of Proceeds." As a holding company, the ability of the Company to pay dividends to its stockholders will be dependent on dividends and other payments from the Operating Subsidiaries. Any payment of dividends in the future will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, other contractual restrictions with respect to the payment of dividends and other relevant factors.

                                 CAPITALIZATION


The following table sets forth at June 30, 1997 the combined capitalization of FirstPak, Inc., Wisconsin Label, St. Louis Litho, CalOptical and Blake Printing and the capitalization of the Company on a pro forma basis assuming an initial offering price of $14 to reflect (i) the Acquisitions, including the issuance to the Sellers of 6,072,012 shares of Common Stock (at an average fair value of $10.01 per share) and 220,000 shares of Series A Preferred Stock (at a fair value of $42.91 per share), and the effect of the "reverse acquisition" for accounting purposes by Wisconsin Label of FirstPak, Inc. and the other Operating Subsidiaries, and (ii) the sale of the 3,928,571 shares of Common Stock by the Company in connection with the Offering (at an assumed initial public offering price of $14 per share) and application of the net proceeds to the Company therefrom. See "Selected Pro Forma Combined Financial Data" and the Pro Forma Combined Financial Statements included elsewhere in this Prospectus.



                                                                          ------------------------
                                                                               JUNE 30, 1997
DOLLARS IN THOUSANDS                                                        COMBINED    PRO FORMA
                                                                          -----------  -----------
Short-term debt, notes payable and long-term debt, current maturities      $   9,722    $      62
                                                                          -----------  -----------
                                                                          -----------  -----------
Long-term debt, excluding current maturities                               $  34,523    $      55
Redeemable Preferred Stock                                                         -        9,440
Warrants with put option                                                       2,240            -
Stockholders' Equity (1)(2):
  Preferred Stock                                                                  -            -
  Common Stock                                                                   314           12
  Additional paid-in capital                                                   5,728       94,593
  Unamortized stock based compensation                                          (114)           -
  Retained earnings (deficit) (3)                                             15,212       (7,084)
                                                                          -----------  -----------
    Total stockholders' equity                                                21,140       87,521
                                                                          -----------  -----------
      Total capitalization                                                 $  57,903    $  97,016
                                                                          -----------  -----------
                                                                          -----------  -----------


- ------------------------

(1) At June 30, 1997, the stockholders' equity of the predecessor of FirstPak, Inc. was comprised of Common Stock, $.01 par value, 100 shares authorized, 25 issued and outstanding. FirstPak, Inc.'s total capitalization at June 30, 1997 was $413,000 deficit ($2,000 for Common Stock and additional paid in capital and $415,000 deficit retained earnings).


(2) Pro Forma Stockholders' Equity is comprised of Preferred Stock, $.001 par value, 10,000,000 shares authorized, 220,000 issued and outstanding, and Common Stock, $.001 par value, 100,000,000 shares authorized, 11,111,250 shares issued and outstanding. Excludes (a) 50,000 shares of Common Stock issuable upon exercise of options granted to an officer of FirstPak, Inc. at an exercise price of $5.35 per share prior to this Offering, (b) 522,143 shares of Common Stock issuable pursuant to the Company's 1997 Stock Plan (the "1997 Stock Plan") upon exercise of options to be granted to certain officers, directors, employees and consultants of the Company at a weighted average exercise price of $7.39 per share concurrently with the consummation of this Offering, and (c) an additional 1,477,857 shares of Common Stock reserved for issuance pursuant to the 1997 Stock Plan, of which options to purchase 342,857 shares of Common Stock at an exercise price equal to the initial public offering price will be issued to certain officers and employees of the Operating Subsidiaries concurrently with consummation of the Offering. Also excludes options to purchase an aggregate of 909,193 shares of Common Stock at a weighted average exercise price of $2.27 per share to be granted to or exchanged with certain Sellers in connection with the Acquisitions. See "Formation of the Company - The Acquisitions," "Certain Relationships and Related Party Transactions - The Acquisitions" and "Management
- - 1997 Stock Plan."


(3) Pro forma retained earnings (deficit) includes $20.8 million ($24.3 million, pre-tax) expense for stock based compensation to be recorded in the Company's statement of income in the period the Offering is consummated.

                   SELECTED PRO FORMA COMBINED FINANCIAL DATA


The following unaudited pro forma combined financial data give effect to the issuance of Common Stock and Series A Preferred Stock to the Sellers upon consummation of the Acquisitions and the issuance of Common Stock to the public upon the closing of the Offering at an assumed initial public offering price of $14 per share and the application of the net proceeds to the Company therefrom. Upon consummation of the Acquisitions, the former stockholders of Wisconsin Label will, as a group, own approximately 48.6% of the Company's Common Stock and control approximately 50.2% of the Company's voting interests. As such Common Stock ownership and voting interests will exceed (i) the separate Company ownership and voting interests of the former stockholder groups for St. Louis Litho, CalOptical, or Blake Printing, or (ii) the FirstPak stockholders' carryover ownership and voting interests just prior to the consummation of the Acquisitions, the Acquisitions will occur simultaneously with the closing of the Offering and will be accounted for as a "reverse acquisition" by Wisconsin Label as the accounting acquirer using the purchase method of accounting. As a result, the Company's consolidated financial statements for periods prior to the consummation of the Acquisitions prepared for comparative purposes subsequent to the consummation of Acquisitions will be the historical consolidated financial statements of Wisconsin Label with certain amounts within "Stockholders' Equity" restated to reflect the impact of FirstPak's acquisition of Wisconsin Label. The unaudited selected pro forma combined financial data are based on the historical financial statements of FirstPak, Inc. and the Operating Subsidiaries included elsewhere in this Prospectus (except for St. Louis Litho for the six months ended June 30, 1996 and the year ended December 31, 1996, which are discussed in
Note 2 to the Notes to Pro Forma Combined Financial Statements) and the estimates and assumptions set forth below and in the Pro Forma combined Financial Statements. See the Pro Forma Combined Financial Statements and related notes thereto included elsewhere in this Prospectus.



The unaudited pro forma combined balance sheet gives effect to the Acquisitions and the Offering as if they had occurred on June 30, 1997. The unaudited pro forma combined statements of income give effect to the Acquisitions and the Offering as if they had occurred on January 1, 1996.



The unaudited pro forma combined financial data presented herein are not necessarily indicative of (i) the results or financial position the Company would have experienced had such events occurred on the dates indicated or (ii) the future operating results or financial position of the Company and should not be construed as representative of future operating results or financial position. The unaudited pro forma combined financial data should be read in conjunction with the Pro Forma Combined Financial Statements and notes thereto as well as the historical financial statements and notes thereto of FirstPak, Inc. and each of the Operating Subsidiaries included elsewhere in this Prospectus.

                                           ------------------------------------------------------------------
                                            YEAR ENDED
                                              DECEMBER                     SIX MONTHS ENDED JUNE 30,
                                                   31,             ------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA               1996          %       1996          %       1997          %
                                           -----------  ---------  ---------  ---------  ---------  ---------
PRO FORMA COMBINED STATEMENTS OF INCOME
 DATA:
Sales....................................    $ 142,784      100.0% $  72,620      100.0% $  74,300      100.0%
Cost of sales............................      104,663       73.3     53,120       73.1     54,122       72.8
                                           -----------  ---------  ---------  ---------  ---------  ---------
Gross profit.............................       38,121       26.7     19,500       26.9     20,178       27.2
Operating expenses.......................       30,620       21.5     15,156       21.0     16,205       21.8
                                           -----------  ---------  ---------  ---------  ---------  ---------
Operating income.........................        7,501        5.2      4,344        5.9      3,973        5.4
Interest income..........................          258        0.2        139        0.2         36          -
Interest expense.........................         (271)     (0.2)       (136)     (0.2)       (136)     (0.2)
Other income (expense) net...............          547        0.4        200        0.3        639        0.9
                                           -----------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and minority
 interest................................        8,035        5.6      4,547        6.2      4,512        6.1
Provision for income taxes...............        3,485        2.4      1,996        2.7      1,800        2.4
                                           -----------  ---------  ---------  ---------  ---------  ---------
Income before minority interest..........        4,550        3.2      2,551        3.5      2,712        3.7
Minority interest........................          (92)     (0.1)        (58)     (0.1)        (43)     (0.1)
                                           -----------  ---------  ---------  ---------  ---------  ---------
Net income...............................    $   4,458        3.1% $   2,493        3.4% $   2,669        3.6%
                                           -----------  ---------  ---------  ---------  ---------  ---------
                                           -----------  ---------  ---------  ---------  ---------  ---------
Pro forma net income per share...........    $    0.37             $    0.21             $    0.22
                                           -----------             ---------             ---------
                                           -----------             ---------             ---------
Shares used in computing pro forma net
 income per share (1)....................       12,150                12,150                12,150

IN THOUSANDS
OTHER DATA:
Pro forma combined cash flows provided by
 (used in):
    Operating activities.................    $   7,603          -  $   4,102          -  $   4,505          -
    Investing activities.................       (4,955)         -     (3,824)         -     (3,684)         -
    Financing activities.................         (198)         -          -          -       (291)         -
Pro forma combined EBITDA (2)............       13,014          -      7,091          -      7,580          -



                                                                             ----------------
                                                                             AT JUNE 30, 1997
                                                                             ----------------
PRO FORMA COMBINED BALANCE SHEET DATA:
Cash and cash equivalents..................................................         $   2,902
Working capital............................................................            26,087
Goodwill...................................................................            30,798
Total assets...............................................................           114,284
Long-term debt and capital lease obligations, excluding current
 maturities................................................................                55
Redeemable preferred stock.................................................             9,440
Stockholders' equity.......................................................            87,521


- ------------------------

                                                     FOOTNOTES ON FOLLOWING PAGE

- ------------------------
(1) Computed on the basis described in Note 6 of Notes to Pro Forma Combined Financial Statements.


(2) EBITDA represents operating income before depreciation, amortization and stock based compensation minus or plus, on a pre-tax basis, any earnings or losses, as applicable, attributable to minority interests and plus or minus any income or losses, as applicable, from joint ventures. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity. EBITDA information is included herein because management believes that investors find it to be a useful tool to assess the operations of a business without considering the impact of financing and tax consequences that vary depending on the capital structure and tax position of individual companies. EBITDA excludes significant expenses, such as depreciation, amortization, interest and income taxes, which are significant components in understanding the Company's financial performance. These factors should be considered in evaluating EBITDA and trends in EBITDA. Additionally, EBITDA as measured by the Company may not be comparable to similarly titled measures of other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                        OF PRO FORMA FINANCIAL CONDITION
                      AND PRO FORMA RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE SELECTED PRO FORMA COMBINED FINANCIAL DATA OF THE COMPANY AND THE PRO FORMA COMBINED FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

The Company's sales are derived primarily from the production of pressure sensitive and glue-applied labels and specialty rigid packaging. The Company has achieved significant growth in recent years through internal growth, acquisitions and strategic equity investments. The combined sales of the Operating Subsidiaries have grown from $103.4 million in 1994 to $142.8 million in 1996. See "Selected Financial Data of the Operating Subsidiaries."

The Company's cost of sales consist primarily of materials, such as paper, inks, dies and plate material, direct and indirect labor associated with the manufacturing process, freight, manufacturing overhead, depreciation and insurance. Gross profit of the Operating Subsidiaries as a percentage of sales has fluctuated during the period 1994 to 1996 primarily due to customer and product mix. In addition, the fixed and variable indirect overhead costs of the Operating Subsidiaries have fluctuated in recent years due to internal growth which has had an impact on overall margins. Although the Operating Subsidiaries have been able to pass on most of their direct material price increases to customers, there can be no assurance that they will be able to continue to do so in the future. The Company expects to experience continued cost of sales fluctuations as a percentage of sales.

The Company has entered into agreements to acquire the Operating Subsidiaries simultaneously with the consummation of the sale of the Common Stock offered hereby. The Operating Subsidiaries have historically operated independently. The Acquisitions and the Offering may present opportunities to reduce costs through economies of scale, particularly in obtaining greater volume discounts from suppliers, as well as maximization of plant utilization. However, the Acquisitions and the Offering may also necessitate additional costs and expenditures for corporate management and administration, corporate expenses related to being a public company, systems integration and facilities expansion. These various costs and possible cost-savings may make comparison of future operating results with historical results difficult.


PRO FORMA RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1996



SALES. Sales increased $1.7 million, or 2.3%, to $74.3 million in the six months ended June 30, 1997 from $72.6 million in the six months ended June 30, 1996. Despite increased sales to new and existing customers, primarily in the eyewear packaging products market, sales increased only slightly due to a reduction in sales, as discussed below, to Dittler Brothers.



In the six months ended June 30, 1996, the Company had sales of $5.5 million to Dittler Brothers related to a special promotional label project. Dittler Brothers initially intended to conduct the project through its joint venture with the Company. See "Business." However, due to start-up delays, the joint venture did not become fully operational until late 1996. Excluding the special promotional sales program in 1996, sales increased $7.2 million or 10.7% primarily due to sales to existing customers. The terms of the joint venture provide that projects such as the special promotional project conducted in the six months ended June 30, 1996 will be performed through the joint venture and accordingly the earnings related to such projects in the future will be recorded as "other income." The Company had pre tax earnings of $259,000 from the joint venture in the six months ended June 30, 1997. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Operating Subsidiaries" for Wisconsin Label and St. Louis Litho.



COST OF SALES. Cost of sales increased $1.0 million, or 1.9%, to $54.1 million in the six months ended June 30, 1997 from $53.1 million in the six months ended June 30, 1996. As a percentage of sales, cost of sales decreased to 72.8% in the six months ended June 30, 1997 from 73.1% in the six months ended June 30, 1996. The decrease in cost of sales as a percentage of sales was due primarily to changes in product mix as well as the nonrecurrence in the six months ended June 30, 1997 of the Dittler Brothers special promotional label project in the six months ended June 30, 1996 discussed above which had relatively more expensive material content. The decrease in cost of sales as a percentage of sales was offset in part by sales to lower-margin customers in the six months ended June 30, 1997.



OPERATING EXPENSES. Operating expenses increased $1.0 million, or 6.9%, to $16.2 million in the six months ended June 30, 1997 from $15.2 million in the six months ended June 30, 1996 due to increased marketing costs, stock based compensation and costs associated with the start-up of an equipment sales, servicing and programming division in the third quarter of 1996. As a percentage of sales, operating expenses increased in the six months ended June 30, 1997 to 21.8% from 21.0% in the six months ended June 30, 1996.



INTEREST EXPENSE. The Company intends to use the proceeds from the Offering to pay off substantially all indebtedness of the Operating Subsidiaries. Consequently, on a pro forma basis, interest expense reflects amortization of the new Facility fee and related annual committment fees and interest expense for capital leases.



OTHER INCOME (EXPENSE) NET. Net other income increased $439,000 to $639,000 in the six months ended June 30, 1997. This increase was due primarily to Dittler Brothers equity income and joint venture income discussed above in the six months ended June 30, 1997. See "- Sales."



INCOME TAXES. The effective tax rate for the six months ended June 30, 1997 decreased to 39.9% from 43.9% for the six months ended June 30, 1996 principally due to the utilization of net operating losses in the six months ended June 30, 1997 by a majority subsidiary not previously consolidated for tax purposes.



INCOME BEFORE MINORITY INTEREST. Income before minority interest increased $161,000, or 6.3%, to $2.7 million, for the six months ended June 30, 1997 from $2.6 million for the six months ended June 30, 1996. As a percentage of sales, income before minority interest increased to 3.7% for the six months ended June 30, 1997 from 3.5% for the six months ended June 30, 1996.



NET INCOME. Net income increased $176,000, or 7.1%, to $2.7 million for the six months ended June 30, 1997 from $2.5 million for the six months ended June 30, 1996. As a percentage of sales, net income increased to 3.6% for the six months ended June 30, 1997 from 3.4% for the six months ended June 30, 1996.


LIQUIDITY AND CAPITAL RESOURCES


A substantial portion of the proceeds from the Offering will be used to repay substantially all of the Company's existing short-term and long-term debt. As of June 30, 1997, the Company had cash and cash equivalents (on a pro forma basis) of approximately $2.9 million. Although there can be no assurances, the Company expects to fund its future cash requirements from funds generated from operations, from funds available under the Facility or from other sources. See "Risk Factors - Possible Need for Additional Financing; Potential Inability to Finance Redemption of Series A Preferred Stock." The Company has received a commitment letter from The Chase Manhattan Bank pursuant to which Chase has agreed, subject to certain conditions, to provide the Company with a senior revolving credit facility in the amount of $80.0 million. Up to $60.0 million of the Facility may be used for acquisitions by the Company. The remaining $20.0 million is for working capital purposes. Borrowings under the working capital Facility will be limited to certain percentages of eligible accounts receivable and inventory. Borrowings under the Facility will be secured by the capital stock of the Operating Subsidiaries, and the Operating Subsidiaries will be required to guarantee the repayment of amounts outstanding under the Facility. The Facility will contain covenants requiring the Company to maintain certain financial ratios and to meet certain financial tests, including minimum interest coverage, maximum leverage and maximum capital expenditures. In addition, the consent of the lenders may be required for acquisitions. The obligation of Chase to provide the Facility is subject to consummation of the Acquisitions and the Offering and to certain other closing conditions. There can be no assurance that these conditions will be satisfied. If the Company were unable to obtain the Facility for any reason, the Company would be required to seek financing for working capital and acquisitions from other sources. There can be no assurance that alternative financing would be available to the Company on acceptable terms or at all.



The Company's capital expenditures for the twelve months ended December 31, 1996 and six months ended June 30, 1996 and 1997 were $4.3 million, $3.5 million and $3.3 million, respectively, primarily for machinery, office equipment and computers, building additions and facility upgrades. The Company believes that the level of capital expenditures during these periods was consistent with its internal growth strategy and expects a similar level of capital expenditures for machinery and equipment for the foreseeable future. The Company believes that funds generated from operations, together with the proceeds from the Offering and the Facility will be sufficient to finance its current operations, and planned capital expenditure requirements at least through 1998. To the extent the Company is successful in consummating acquisitions, it may be necessary to finance such acquisitions through additional borrowings or the issuance of additional debt or equity securities.


In connection with the acquisition of Wisconsin Label, FirstPak, Inc. will issue to the stockholders of Wisconsin Label 220,000 shares of Series A Preferred Stock. The Series A Preferred Stock will be redeemable for $11 million upon (i) a sale, merger or other business combination of DB Acquisition Corp., the parent of Dittler Brothers, or of Dittler Brothers for cash and/or publicly traded securities, (ii) the date that is six months after the closing of a firm commitment underwritten public offering of DB Acquisition Corp. common stock that represents not less than 20% of the outstanding capital stock of DB Acquisition Corp. and results in aggregate gross proceeds to DB Acquisition Corp. in excess of $15 million, (iii) the exercise of certain put or call options attached to Wisconsin Label's interest in DB Acquisition Corp., the exercise of which, in certain circumstances, must (a) be with respect to not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such exercise or
(b) cause the Company to receive not less than $6 million in the aggregate pursuant to such exercise, (iv) the sale by the Company of (a) not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label that results in the receipt of funds (in any amount) by the Company upon such sale or (b) all or any part of its equity interest in DB Acquisition Corp. pursuant to which the Company receives not less than $6 million, or (v) the dissolution, liquidation or winding-up of Dittler Brothers. The redemption of the Series A Preferred Stock may be triggered by events which do not generate cash proceeds to the Company or which may generate cash proceeds less than the redemption price of $11 million. In the event the Company does not have cash from operating activities available to meet its obligations under the terms of the Series A Preferred Stock, the Company would be required to seek third-party sources of financing to meet such obligations. There can be no assurance that such third-party sources of financing, if required, will be available on acceptable terms, if at all. See "Risk Factors - Possible Need for Additional Financing; Potential Inability to Finance Redemption of Sources of Preferred Stock," "Certain Relationships and Related Party Transactions - Certain Transactions of the Operating Subsidiaries - Wisconsin Label" and "Description of Capital Stock
- - Preferred Stock."


POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS


The Company may in the future experience significant quarterly fluctuations in sales, operating income and cash flows as a result of certain factors, including the volume and timing of customer orders received during the quarter, the timing and magnitude of customers' marketing campaigns, the loss of a major customer, the availability and pricing of materials for the Company products, increased selling, general and administrative expenses incurred in connection with acquisitions or the introduction of new products, the costs and timing of any future acquisitions, the timing and magnitude of capital expenditures, and changes in the Company's product mix or in the relative contribution to sales of the various Operating Subsidiaries. Due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected.


The Operating Subsidiaries generally do not enter into long-term sales contracts with their customers requiring them to make purchases. The Operating Subsidiaries' sales are generally evidenced by a purchase order and documentation limited to a specific sale. As a result, a customer from whom one of the Operating Subsidiaries generates substantial revenue in one period may not be a substantial source of revenue in a subsequent period. In addition, customers of the Operating Subsidiaries generally have the right to terminate their relationships without penalty and on little or no notice. In the absence of such long-term contracts, there can be no assurance that current customers will continue to purchase products from any of the Operating Subsidiaries, and thus there can be no assurance that the Company will be able to maintain a consistent level of sales. As a result, the Company may in the future experience significant quarterly fluctuations in sales, operating income and cash flows.

The Company will incur a nonrecurring, non-cash stock based compensation charge to earnings of $24.3 million (based on an assumed initial public Offering price of $14 per share, resulting in a reduction in net income of $20.8 million after tax, or $1.71 per share) in the fiscal quarter in which the Offering is consummated consisting of (i) a charge of $15.5 million related to 1,110,667 shares of Common Stock issued to the founders of FirstPak, Inc. prior to the consummation of the Acquisitions, (ii) a charge of $5.4 million for options to purchase 515,577 shares of Common Stock of the Company at an exercise price of $3.50 per share granted to certain stockholders of Wisconsin Label upon consummation of the Acquisitions and (iii) a charge of $3.4 million related to the grant of options to purchase 332,143 shares of Common Stock of the Company at a weighted average exercise price of $3.92 per share granted to certain officers and directors of the Company upon consummation of the Offering. Of the $24.3 million charge, $15.5 million will not be deductible by the Company for U.S. federal income tax purposes.

             SELECTED FINANCIAL DATA OF THE OPERATING SUBSIDIARIES

THE SELECTED FINANCIAL DATA OF THE OPERATING SUBSIDIARIES SET FORTH BELOW ARE DERIVED IN PART FROM THE MORE DETAILED FINANCIAL STATEMENTS AND NOTES OF THE INDIVIDUAL OPERATING SUBSIDIARIES INCLUDED ELSEWHERE IN THIS PROSPECTUS, AND IN PART FROM THE DETAILED FINANCIAL STATEMENTS AND UNDERLYING ACCOUNTING RECORDS OF THE OPERATING SUBSIDIARIES NOT INCLUDED HEREIN, AS FOLLOWS:


WISCONSIN LABEL. With respect to the selected financial data of Wisconsin Label, (i) the balance sheet data and statements of income data as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements included elsewhere herein, (ii) the balance sheet data and statements of income data as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements included elsewhere herein, and (iii) the balance sheet data and statements of income data as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 have been derived from the unaudited consolidated financial statements not included herein.



ST. LOUIS LITHO. With respect to the selected financial data of St. Louis Litho, (i) the balance sheet data and statements of income data as of December 31, 1995 (predecessor company) and 1996 (successor company) and for the years ended December 31, 1994 and 1995 (predecessor company) have been derived from the audited financial statements included elsewhere herein, (ii) the balance sheet data and statements of income data as of June 30, 1997 (successor company) and for the six months ended June 30, 1997 (successor company) have been derived from the unaudited financial statements included elsewhere herein, (iii) the statements of income data for the year ended December 31, 1996 (pro forma) and six months ended June 30, 1996 (pro forma) have been derived from the unaudited pro forma statements of operations included elsewhere herein, and (iv) the balance sheet data and statements of income data as of December 31, 1992, 1993, and 1994 and for the years ended December 31, 1992 and 1993 have been derived from unaudited financial statements not included herein.



CALOPTICAL. With respect to the selected financial data of CalOptical, (i) the balance sheet data and statements of income data as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements included elsewhere herein,
(ii) the balance sheet data and statements of income data as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements included elsewhere herein, and (iii) the balance sheet data and statements of income data as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 have been derived from the unaudited consolidated financial statements not included herein.



BLAKE PRINTING.  With respect to the selected financial data of Blake Printing,
(i) the balance sheet data and statements of income data as of December 31, 1995 and December 29, 1996 and for the years ended January 1, 1995, December 31, 1995 and December 29, 1996 have been derived from the audited financial statements included elsewhere herein, (ii) the balance sheet data and statements of income data as of June 29, 1997 and for the six months ended June 30, 1996 and June 29, 1997 have been derived from the unaudited financial statements included elsewhere herein, and (iii) the balance sheet data and statements of income data as of January 3, 1993, January 2, 1994, and January 1, 1995 and for the years ended January 3, 1993 and January 2, 1994 have been derived from unaudited financial statements not included herein. The financial statements of Blake Printing and Publishing, Inc. presented herein are prepared on a 52/53 week convention with the fiscal year ending on the Sunday closest to December 31. The operations for years ended January 1, 1995, December 31, 1995 and December 29, 1996 each include 52 weeks, and the operations for the six months ended June 30, 1996 and June 29, 1997 each include 26 weeks. For convenience, the fiscal year end and six month period end of Blake Printing & Publishing, Inc. in this Prospectus are indicated as ending on the last day of the applicable calendar year or six month period.


In the opinion of the Company, the unaudited financial statements of the Operating Subsidiaries reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Operating Subsidiaries for the periods indicated in accordance with generally accepted accounting principles. The selected financial data of the Operating Subsidiaries for periods less than a year are not necessarily indicative of the results to be expected for a full year. The selected financial data for each Operating Subsidiary should be read in conjunction with its financial statements and related notes referred to above and included elsewhere herein and with its section in the "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Operating Subsidiaries."

                        ---------------------------------------------------------------------------
                                                                                    SIX MONTHS
                                                                                      ENDED
                                      YEARS ENDED DECEMBER 31,                       JUNE 30,
                             1992       1993       1994       1995       1996       1996       1997
                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
IN THOUSANDS
STATEMENTS OF INCOME DATA:
WISCONSIN LABEL
Sales                   $  37,921  $  47,043  $  57,175  $  70,852  $  93,914  $  47,898  $  46,919
Gross profit                8,739     10,887     13,538     16,821     22,170     11,082     10,968
Operating income            2,309      2,880      4,127      4,736      6,278      3,104      2,685
Income before income
 taxes and minority
 interest                   1,793      2,400      3,204      4,358      5,533      2,699      2,551
Net income                  1,058      1,358      1,590      2,259      3,055      1,426      1,656

ST. LOUIS LITHO (1)
Sales                   $  19,813  $  22,124  $  23,867  $  22,873  $  20,304  $  10,434  $  11,215
Gross profit                5,498      6,089      6,962      5,628      5,151      2,673      3,083
Operating income            3,310      3,880      4,679      3,188      2,133      1,286      1,445
Income before income
 taxes                      3,309      3,798      4,679      3,059        269        354        522
Net income                  1,935      2,223      2,734      1,716         77        170        267

CALOPTICAL(2)
Sales                   $   8,261  $   9,315  $  11,248  $  13,775  $  15,664  $   7,427  $   8,982
Gross profit                3,300      3,420      4,261      4,947      5,711      2,688      3,288
Operating income
 (loss)                       574         (8)       690        781        961        386        567
Income (loss) before
 income taxes                 457       (497)       228        324        529        149        430
Net income (loss)             282       (364)       156        166        298         71        240

BLAKE PRINTING (3)
Sales                   $  10,171  $   9,836  $  10,663  $  11,139  $  12,362  $   6,586  $   6,894
Gross profit                2,916      3,389      3,600      4,220      4,839      2,927      2,692
Operating income
 (loss)                       (20)       357        289        559        937        972        680
Income (loss) from
 continuing operations
 before income taxes         (113)       163         67        257        687        867        532
Net income                    (48)       191         59        183        459        514        319


- ------------------------


(1) Selected financial data for St. Louis Litho for the years ended December 31, 1992, 1993, 1994 and 1995 represent data for the predecessor of St. Louis Litho. In May 1996, St. Louis Litho was acquired in the MBO. The pro forma selected financial information for the year ended December 31, 1996 and the six months ended June 30, 1996 assumes the acquisition of St. Louis Litho as of January 1, 1996. Accordingly, operating expenses for the year ended December 31, 1996 and the six months ended June 30, 1996 have been increased by $155,000 (for goodwill amortization of $89,000, stock based compensation of $16,000 and management fees of $50,000) and interest expense for the year ended December 31, 1996 and the six months ended June 30, 1996 has been increased by $777,000, representing the estimated amounts of these items for the period January 1, 1996 through May 31, 1996.



(2) In October 1992, CalOptical acquired the business of COL. Selected financial data for 1992 represents the combined results of operations of COL for the ten months ended October 31, 1992 (without pro forma adjustments) and CalOptical for the two months ended December 31, 1992.



(3) Selected financial data for Blake Printing for 1992 and 1993 reflect the following adjustments to the unaudited financial statements of the Company: (i) operating results and the gain from sale of a division have been reclassified to "income (loss) from discontinued operations" and accordingly are not reflected in sales, gross profit, operating income or income from continuing operations before income taxes noted above; and (ii) in 1993 the Company elected to convert from a S Corporation to a C Corporation for income tax purposes. The 1992 and 1993 statements of income data include pro forma adjustments to reflect income taxes as if the Company had been a C Corporation as of January 1, 1992.


                                            ----------------------------------------------------------------
                                                                                                      AT
                                                               AT DECEMBER 31,                     JUNE 30,
IN THOUSANDS                                     1992       1993       1994       1995       1996    1997
                                            ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
WISCONSIN LABEL
Cash and cash equivalents                   $    (307) $     517  $     188  $     100  $     703  $   1,158
Working capital                                 2,610      2,781      5,529      4,454      4,839      9,055
Goodwill                                          243        213          -          -          -          -
Total assets                                   17,292     21,544     26,519     40,742     46,187     48,628
Long-term debt, excluding current
 maturities                                     5,085      5,569      7,737     10,169      9,216     14,421
Stockholders' equity                            5,262      6,162      7,571     10,831     14,020     15,676

ST. LOUIS LITHO (1)
Cash and cash equivalents                   $       -  $       -  $       -  $       1  $       1  $       1
Working capital                                 3,694      3,831      4,388      3,183      3,243      2,998
Goodwill                                          378        363        348        337      8,517      8,410
Total assets                                   15,262     16,146     18,047     17,763     25,221     25,519
Long-term debt, excluding current
 maturities                                         -          -          -          -     16,741     15,878
Stockholders' equity                           14,504     12,527     15,261     15,277      2,925      3,211

CALOPTICAL
Cash and cash equivalents                   $     230  $       1  $      26  $     151  $       1  $       1
Working capital                                 1,480      1,101      1,398      1,480      1,750      2,069
Goodwill                                        1,110      1,016        928        827        726        675
Total assets                                    5,903      5,603      5,631      6,241      6,226      6,671
Long-term debt, excluding current
 maturities                                     3,397      3,166      2,620      2,040      1,546      1,289
Warrants with put option                          341        597        814      1,299      1,885      2,240
Stockholders' equity                              725        171        280        217        185        483

BLAKE PRINTING (2)
Cash and cash equivalents                   $       5  $     142  $      11  $       9  $      44  $     109
Working capital                                  (183)       213       (126)      (142)      (385)     1,051
Goodwill                                           18         17         17         16         16         16
Total assets                                    4,684      4,326      4,338      5,446      6,458      7,222
Long-term debt, excluding current
 maturities                                     1,031      1,112      1,204      1,366      2,273      2,935
Stockholders' equity                            1,072      1,263      1,322      1,505      1,864      2,183


- ------------------------

(1) Balance sheet data for St. Louis Litho at December 1, 1992, 1993, 1994 and 1995 represent data for the predecessor of St. Louis Litho.


(2) In 1993 Blake Printing elected to convert from a S Corporation to a C Corporation for income tax purposes. Selected balance sheet financial data for Blake Printing for 1992 reflect a proforma adjustment to Shareholders Equity to reflect the effect of income taxes as if the Company had been a C Corporation as of January 1, 1993.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE OPERATING SUBSIDIARIES

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE SELECTED FINANCIAL DATA OF THE OPERATING SUBSIDIARIES AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO OF THE OPERATING SUBSIDIARIES APPEARING ELSEWHERE IN THIS PROSPECTUS.

WISCONSIN LABEL

OVERVIEW

Wisconsin Label produces pressure sensitive labels and materials for use in a variety of consumer products, food packaging, direct mail and industrial applications. A majority of Wisconsin Label's sales are to customers in the food, direct mail, distribution, and consumer durables markets. Wisconsin Label's products include premium packaging, promotional packaging and materials, folded cartons and custom material constructions, coupons, mailers and product catalogs.

From January 1, 1994 through December 31, 1996, Wisconsin Label's sales have grown at an average annual compound growth rate of 28.2%, primarily as a result of internal growth and, to a lesser extent, acquisitions. Internal growth has resulted from both new customers and expansion of new business from existing customers. The Company believes that its ability to grow internally has been the result of a high level of customer service and the ability to provide innovative solutions to its customers' packaging needs.

The cost of the Company's principal raw material, pressure sensitive label stock, is correlated to changes in pulp pricing. Pulp prices have fluctuated in recent years and increased significantly in 1995. The Company manages changes in raw material costs through close management of pricing of customer jobs. Although Wisconsin Label has historically passed through raw material price increases to its customers, there can be no assurance that it will be able to do so in the future. While Wisconsin Label has generally experienced relatively stable operating margins on an annual basis, operating margins have fluctuated, and may in the future fluctuate on a quarterly basis, as a result of the timing of significant orders, investment in sales and marketing efforts and the introduction of new technologies and product offerings.

On August 1, 1995, Wisconsin Label acquired Voxcom, Inc. ("Voxcom"), a specialty coater, converter and printer of pressure sensitive labels and tapes located in the southeastern United States, for stock, cash and assumption of liabilities totaling $3.1 million. The acquisition was accounted under the purchase method of accounting. Voxcom's sales increased by $8.8 million, or 96.0%, to $18.0 million in calendar year 1996 from $9.2 million in calendar year 1995 (the year in which Voxcom was acquired). Wisconsin Label has also made minority equity investments in other printing enterprises to provide strategic opportunities within the marketplace.

Wisconsin Label owns a 20% equity interest in DB Acquisition Corp., the parent of Dittler Brothers, a commercial printer servicing the airline, hospitality, governmental, gaming, retail and commercial printing markets. Wisconsin Label has also entered into a joint venture with Dittler Brothers, pursuant to which Wisconsin Label and Dittler Brothers have agreed to jointly undertake certain specialty printing business and to share equally in any profits and losses. In fiscal 1996, sales to Dittler Brothers accounted for approximately 7% of the overall sales of Wisconsin Label. See "Certain Relationship, and Related Party Transactions - Certain Transactions Involving the Operating Subsidiaries."

RESULTS OF OPERATIONS

The following table sets forth selected financial data and data as a percentage of sales for the periods indicated.

                                               -------------------------------------------------
                                                           YEARS ENDED DECEMBER 31,
DOLLARS IN THOUSANDS                               1994      %      1995      %      1996      %
                                               --------  -----  --------  -----  --------  -----
Sales                                          $ 57,175  100.0% $ 70,852  100.0% $ 93,914  100.0%
Cost of sales                                    43,637   76.3    54,031   76.3    71,744   76.4
                                               --------  -----  --------  -----  --------  -----
Gross profit                                     13,538   23.7    16,821   23.7    22,170   23.6
Operating expenses                                9,411   16.5    12,085   17.0    15,892   16.9
                                               --------  -----  --------  -----  --------  -----
Operating income                                  4,127    7.2     4,736    6.7     6,278    6.7
Interest expense                                    681    1.2     1,262    1.8     1,451    1.6
Other income (expense) net                         (242)  (0.4)      884    1.2       706    0.8
                                               --------  -----  --------  -----  --------  -----
Income before income taxes
 and minority interest                            3,204    5.6     4,358    6.2     5,533    5.9
Provision for income taxes                        1,561    2.7     2,025    2.9     2,400    2.5
Minority interest                                   (53)  (0.1)      (74)  (0.1)      (78)  (0.1)
                                               --------  -----  --------  -----  --------  -----
Net income                                     $  1,590    2.8  $  2,259    3.2  $  3,055    3.3
                                               --------  -----  --------  -----  --------  -----
                                               --------  -----  --------  -----  --------  -----
Net cash provided by (used in):
  Operating activities                         $   (319)     -  $   (272)     -  $  3,261      -
  Investing activities                           (2,331)     -    (6,456)     -    (4,203)     -
  Financing activities                            2,321      -     6,640      -     1,545      -

EBITDA                                            5,292      -     6,336      -     7,822      -


                                                  SIX MONTHS ENDED JUNE 30,
DOLLARS IN THOUSANDS                               1996      %      1997      %
                                               --------  -----  --------  -----
Sales                                          $ 47,898  100.0% $ 46,919  100.0%
Cost of sales                                    36,816   76.9    35,951   76.6
                                               --------  -----  --------  -----
Gross profit                                     11,082   23.1    10,968   23.4
Operating expenses                                7,978   16.6     8,283   17.7
                                               --------  -----  --------  -----
Operating income                                  3,104    6.5     2,685    5.7
Interest expense                                    739    1.6       724    1.6
Other income (expense) net                          334    0.7       590    1.3
                                               --------  -----  --------  -----
Income before income taxes
 and minority interest                            2,699    5.6     2,551    5.4
Provision for income taxes                        1,215    2.5       852    1.8
Minority interest                                   (58)  (0.1)      (43)  (0.1)
                                               --------  -----  --------  -----
Net income                                     $  1,426    3.0  $  1,656    3.5
                                               --------  -----  --------  -----
                                               --------  -----  --------  -----
Net cash provided by (used in):
  Operating activities                         $  2,057      -  $  1,096      -
  Investing activities                           (2,817)     -    (3,023)     -
  Financing activities                              660      -     2,382      -
EBITDA                                            3,772      -     3,812      -



SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



SALES. Sales decreased $979,000, or 2.0%, to $46.9 million in the six months ended June 30, 1997 from $47.9 million in the six months ended June 30, 1996. In the first six months of 1996, Wisconsin Label had sales of $5.5 million from Dittler Brothers related to a special promotional project. Dittler Brothers initially intended to conduct the project through its joint venture with Wisconsin Label. See "Business." However, due to start-up delays, the joint venture did not become fully operational until late 1996. The terms of the joint venture provide that projects such as the special promotional project conducted in the first quarter of 1996 will be performed through the joint venture and accordingly the earnings related to such projects will be recorded as "other income." Wisconsin Label had equity income of $259,000 from the joint venture in the first six months of 1997. Excluding the special promotional sales program in 1996, sales increased $4.5 million or 10.7% primarily due to increased sales volumes to existing customers.



COST OF SALES. Cost of sales consists primarily of base material, dies, plate material, labor directly related to the printing process, freight, manufacturing overhead, depreciation and insurance. Cost of sales decreased $865,000, or 2.3%, to $36.0 million in the six months ended June 30, 1997 from $36.8 million in the six months ended June 30, 1996. As a percentage of sales, cost of sales decreased to 76.6% in the six months ended June 30, 1997 from 76.9% in the comparable period in the previous year. The decrease in cost of sales resulted primarily from the nonrecurrence in the first quarter of 1997 of the Dittler Brothers' special promotional label project that ran during the first six months of 1996 and had a relatively more expensive material content and, to a lesser extent, from an increase in sales of higher margin products and increases in plant efficiencies. The decrease in cost of sales as a percentage of sales for the six months ended June 30, 1997 was primarily due to changes in product mix and a slight reduction in customer rebates.



OPERATING EXPENSES. Operating expenses consist of selling, general and administrative expenses, amortization of goodwill and stock based compensation expense. Selling expenses are predominantly commissions, trade show expenses, travel expenses and expenses related to customer service personnel who manage the manufacturing process. Administration expense is comprised of corporate management, pension, information systems, office supply, telephone, legal and auditing expenses. Operating expenses increased $305,000, or 3.8%, to $8.3 million in the six months ended June 30, 1997 from $8.0 million in the six months ended June 30, 1996 due to costs associated with the start-up of an equipment sales, servicing and programming division which commenced in the third quarter of 1996, and increased marketing efforts related to trade shows, acquisition of mailing lists and the hiring of a marketing director.



INTEREST EXPENSE. Interest expense decreased $15,000, or 2.0%, to $724,000 in the six months ended June 30, 1997 from $739,000 in the six months ended June 30, 1996 as a result of lower interest rates in the six months ended June 30, 1997.



OTHER INCOME (EXPENSE) - NET. Other income (expense) is the net of interest income, gain or loss on the sale of fixed assets, and equity income or loss from equity investments. Other income increased $256,000 to $590,000 in the six months ended June 30, 1997 from $334,000 in the six months ended June 30, 1996. This increase resulted from a decrease in income from Wisconsin Label's equity investment in Dittler Brothers of $96,000 and a $547,000 increase in income from the joint venture with Dittler Brothers in the six months ended June 30, 1997. This increase was partially offset by losses associated with the investment which will be spun off to the shareholders of Wisconsin Label prior to the consummation of the Offering.



INCOME TAXES. Wisconsin Label's effective income tax rate was 33.4% in the six months ended June 30, 1997 compared to 45.0% in the six months ended June 30, 1996 due to the utilization of net operating losses ("NOLs") in the six months ended June 30, 1997 by a majority-owned subsidiary not previously consolidated for tax purposes. The NOLs are only available to reduce current income generated by the subsidiary because the NOLs were generated prior to the subsidiary being consolidated for tax purposes.



NET INCOME. Net income increased $230,000, or 16.1%, to $1,656,000 in the six months ended June 30, 1997 from $1,426,000 in the six months ended June 30, 1996. As a percentage of sales, net income increased to 3.5% in the six months ended June 30, 1997 from 3.0% in the comparable period in 1996.


1996 COMPARED TO 1995

SALES. Sales increased $23.1 million, or 32.5%, to $93.9 million in 1996 from $70.9 million in 1995. This increase in sales was the result of increased sales volume from existing customers of approximately $16.0 million and the inclusion of the results of Voxcom for the full year 1996 compared to five months of 1995. Voxcom's sales increased $13.7 million, or 318.6%, to $18.0 million in the 12 months ended December 31, 1996 compared to $4.3 million in the five months ended December 31, 1995 (five month's operating results).

COST OF SALES. Cost of sales increased $17.7 million, or 32.8%, to $71.7 million in 1996 from $54.0 million in 1995, in line with the increase in sales. As a percentage of sales, cost of sales remained stable at 76.4% in 1996 compared to 76.3% the previous year. The Company has been able to maintain relatively stable gross margins on an annual basis through the management of costs and its ability to pass on raw material cost increases to its customers.

OPERATING EXPENSES. Operating expenses increased $3.8 million, or 31.5%, to $15.9 million in 1996 from $12.1 million in 1995 as the result of increased sales, as well as the added administrative costs associated with Voxcom and the addition of sales personnel. As a percentage of sales, operating expenses decreased to 16.9% in 1996 from 17.0% in 1995.

INTEREST EXPENSE. Interest expense increased $189,000, or 15.0%, to $1.5 million in 1996 from $1.3 million in 1995. Additional working capital and capital expenditures increased the need for additional debt which increased interest expense. The increase in interest expense in 1996 was partially offset by lower interest rates.

OTHER INCOME (EXPENSE) - NET. Other income (expense) decreased to $706,000 in 1996 from $884,000 in 1995 as the result of a gain on the sale of fixed assets realized in 1995 of $244,000 offset by an increase in income from equity investments of $108,000.

INCOME TAXES. Wisconsin Label's effective income tax rate was 43.4% in 1996 compared to 46.5% in 1995. The reduction in the tax rate was primarily the result of a decreased proportion of overall taxable income by a subsidiary which incurred a loss but was not consolidated for tax purposes.

NET INCOME. Net income increased $796,000, or 35.2%, to $3.1 million in 1996 from $2.3 million in 1995. As a percentage of sales, net income increased to 3.3% in 1996 from 3.2% in 1995.

1995 COMPARED TO 1994

SALES. Sales increased $13.7 million, or 23.9%, to $70.9 million in 1995 from $57.2 million in 1994. This increase in sales was the result of increased sales volume from existing customers and the inclusion of the results of Voxcom for five months of 1995.

COST OF SALES. Cost of sales increased $10.4 million, or 23.8%, to $54.0 million in 1995 from $43.6 million in 1994. As a percentage of sales, cost of sales remained constant at 76.3% in 1995 and 1994.

OPERATING EXPENSES. Operating expenses increased $2.7 million, or 28.4%, to $12.1 million in 1995 from $9.4 million in 1994 as a result of the added administrative costs associated with Voxcom and the addition of sales personnel to support increased sales. As a percentage of sales, operating expenses increased to 17.0% in 1995 from 16.5% in 1994.

INTEREST EXPENSE. Interest expense increased $581,000, or 85.3%, to $1.3 million in 1995 from $681,000 in 1994 as a result of additional indebtedness incurred in 1995 for working capital and capital expenditures.

OTHER INCOME (EXPENSE) - NET.  Other income (expense) - net was $884,000 income
- - net in fiscal 1995 compared to $242,000 expense - net in fiscal 1994 as the result of equity income of $400,000 in 1995 compared to a nominal equity loss in 1994 and a gain on sale of fixed assets of $300,000 in 1995.

INCOME TAXES. Wisconsin Label's effective income tax rate was 46.5% in 1995 compared to 48.7% in 1994. The reduction in the tax rate was primarily the result of a decreased proportion of overall taxable income by a subsidiary which incurred a loss but was not consolidated for tax purposes.

NET INCOME. Net income increased by $669,000, or 42.1%, to $2.3 million in 1995 from $1.6 million in 1994. As a percentage of sales, net income increased to 3.2% in 1995 from 2.8% the previous year.

LIQUIDITY AND CAPITAL RESOURCES


The Company has funded its working capital requirements and capital expenditures (including acquisitions) from net cash provided by operating activities, borrowings under its bank credit facilities and other indebtedness. The Company maintains a line of credit and revolving credit facilities for an aggregate of $22.0 million of borrowing capacity of which $18.6 million was outstanding at June 30, 1997. At June 30, 1997, Wisconsin Label had additional outstanding borrowings of $2.8 million. The following table sets forth selected information from Wisconsin Label's statements of cash flows for the periods indicated.



                                                                  -----------------------------------------------------
                                                                                                        SIX MONTHS
                                                                     YEARS ENDED DECEMBER 31,         ENDED JUNE 30,
IN THOUSANDS                                                           1994       1995       1996       1996       1997
                                                                  ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) operating activities               $    (319) $    (272) $   3,261  $   2,057  $   1,096
Net cash used in investment activities                               (2,331)    (6,456)    (4,203)    (2,817)    (3,023)
Net cash provided by financing activities                             2,321      6,640      1,545        660      2,382



Net cash provided by operating activities, along with net cash provided by financing activities was used to support capital expenditures of $2.4 million and $2.5 million in the first six months of 1997 and 1996, respectively. Net cash provided by operating activities, in the six months ended June 30, 1997 and the six months ended June 30, 1996 was $1.1 million and $2.1 million, respectively. Net cash provided by financing activities, in the six months ended June 30, 1997 and the six months ended June 30, 1996 was $2.4 million and $660,000, respectively


Net cash provided by operating activities in 1996 was $3.3 million, which reduced the need for borrowing to support investing activities which are primarily capital expenditures. In 1995, net cash used in operating activities resulted from increases in accounts receivable, inventories and prepaid expenses and other current assets.

Wisconsin Label's capital expenditures aggregated $3.6 million in fiscal 1996. These expenditures were primarily for machinery and equipment, building additions, and office equipment primarily used in the art department. The building addition was for warehouse space to replace existing warehouse space which was converted to manufacturing facilities to accommodate new machinery and equipment. Also, in 1996, the Company invested approximately $634,000 in its joint venture with Dittler Brothers. In 1995, capital expenditures were $2.8 million primarily for machinery and equipment, and a building addition. In 1995, Wisconsin Label also made a direct equity investment in Dittler Brothers of $3.3 million. The Company's capital expenditures for 1994 were $2.2 million, primarily for building additions and remodeling, and machinery and equipment.



For the six months ended June 30, 1997 capital expenditures, principally for machinery and equipment, were $2.4 million and investment for the Dittler Brothers joint venture was $470,000 compared to $2.5 million and $350,000, respectively, for the six months ended June 30, 1996.


Since 1994, Wisconsin Label has renegotiated loans annually to accommodate the growth of its business and reflect market interest rates. Net cash provided by financing activities in 1996 was $1.5 million which was used to fund capital expenditures. In 1995, net cash provided by financing activities was $6.6 million which was primarily used to fund investing activities. In 1995, the purchase of Voxcom and other equity investments amounted to $3.6 million, capital expenditures were $2.8 million and the balance was used to fund operating activities. In 1994, net cash provided by financing activities was $2.3 million and was used primarily for capital expenditures.

ST. LOUIS LITHO

OVERVIEW

St. Louis Litho was founded in 1921 and specializes in the production of high quality, foil-laminated and metallized labels and wraps for use in the liquor, trading card, candy and cigar industries.

Sales to the liquor industry represented 81% of sales in 1996. The domestic liquor market is mature and has experienced a slight decline in sales over the past 10 years, according to the Distilled Spirits Council of the United States. While the overall liquor market has declined, a number of premium brands have experienced growth in sales, some of which are customers of St. Louis Litho. Partially in response to declining domestic sales, St. Louis Litho has begun to develop export markets through the use of international brokers. St. Louis Litho has a customer base that has been relatively stable for a number of years. In some cases, these customers have been customers of St. Louis Litho for more than 40 years. In 1996, St. Louis Litho's 10 largest customers accounted for approximately 52% of total sales.

St. Louis Litho's trading card business represented 8.4% of sales in 1996. St. Louis Litho specializes in hot stamping and embossing for the trading card market and generally operates as a subcontractor to other trading card printing vendors who provide printing and coating services to the trading card customer. Substantially all of the trading card sales of St. Louis Litho are to vendors who supply Fleer Corp. and Pinnacle Trading Card Company, Inc., leading printers and coaters of sports trading cards. Prior to November 1996, St. Louis Litho was contractually committed to work with a trading card printing vendor selected by its former parent company, Grand Metropolitan. St. Louis Litho terminated its relationship with this vendor in November 1996 because of the vendor's default on certain amounts due to St. Louis Litho and the vendor's loss of Fleer Corp. as a customer. St. Louis Litho is now working with a new primary printing vendor, Constable-Hodgins Printing Company, Inc. As a result, St. Louis Litho has re-established its relationship with Fleer Corp., a leading printer and coater of sports trading cards. The overall sports card market incurred significant declines in 1995 and 1996 due primarily to work stoppages in baseball and hockey and due to the saturation of the trading card market by card producers. St. Louis Litho believes that sales in the sports card industry have stabilized.

Sales of candy box wrappers to Russell Stover Candies, Inc. represented 5.7% of the sales of St. Louis Litho in 1996, compared to 5.4% in 1995. Sales of premium cigar box wrappers represented 2.7% of sales in 1996, compared to 1.4% in 1995. St. Louis Litho currently provides cigar box wrappers to General Cigar Company, the largest premium cigar company in the United States.

St. Louis Litho was acquired by Pet in 1969. In February 1995, Grand Metropolitan acquired Pet, and the Company became an indirect wholly-owned subsidiary of Grand Metropolitan. In early 1995, Grand Metropolitan announced its intention to sell St. Louis Litho together with another specialty printing division of Grand Metropolitan. In May 1996, 16 months after Grand Metropolitan announced that St. Louis Litho was for sale, St. Louis Litho was acquired from Grand Metropolitan in a merger transaction by a financial investor, certain officers and employees and an investment partnership affiliated with Menke Titolo for $20.3 million. See Note 2 of Notes to financial statements of St. Louis Litho. St. Louis Litho did not incur significant management or employee turnover as a result of the sale. Subsequent to its sale, St. Louis Litho has incurred additional administrative costs, such as management fees, outside audit and legal fees, and banking and payroll processing charges. In addition St. Louis Litho has incurred a significant increase in interest expense and amortization expense attributable to the buyout.


While St. Louis Litho has generally experienced relatively stable operating margins on an annual basis, operating margins have fluctuated, and may fluctuate in the future on a quarterly basis as a result of the ordering patterns, production demands and marketing decisions of its customers. St. Louis Litho experiences a modest amount of seasonality in the liquor label business, primarily related to bottling schedules of its customers. Typically, St. Louis Litho's sales and operating income are lowest in the fourth quarter of each calendar year.


RESULTS OF OPERATIONS


The following table sets forth selected financial data and data as a percentage of sales of St. Louis Litho for the periods indicated. The pro forma selected financial information for the year ended December 31, 1996 and the six months ended June 30, 1996 assumes the acquisition of St. Louis Litho as of January 1, 1996. Accordingly, operating expenses for the year ended December 31, 1996 and the six months ended June 30, 1996 have been increased by $777,000 of interest expense, $89,000 of goodwill amortization expense, $16,000 of stock-based compensation expense and $50,000 of management fees representing the estimated amounts of these items for the period January 1, 1996 through May 31, 1996.


                                          -------------------------------------------------
                                                      YEARS ENDED DECEMBER 31,
                                                    PREDECESSOR                PRO FORMA
                                          --------------------------------  ---------------
IN THOUSANDS                                  1994      %      1995      %      1996      %
                                          --------  -----  --------  -----  --------  -----
Sales                                     $ 23,867  100.0% $ 22,873  100.0% $ 20,304  100.0%
Cost of sales                               16,905   70.8    17,245   75.4    15,153   74.6
                                          --------  -----  --------  -----  --------  -----
Gross profit                                 6,962   29.2     5,628   24.6     5,151   25.4
Operating expenses                           2,283    9.6     2,440   10.7     3,018   14.9
                                          --------  -----  --------  -----  --------  -----
Operating income                             4,679   19.6     3,188   13.9     2,133   10.5
Interest expense                                 -      -         -      -     1,864    9.2
Other income (expense) net                       -      -      (129)  (0.5)        -      -
                                          --------  -----  --------  -----  --------  -----
Income before income taxes                   4,679   19.6     3,059   13.4       269    1.3
Provision for income taxes                   1,945    8.2     1,343    5.9       192    0.9
                                          --------  -----  --------  -----  --------  -----
Net income (loss)                         $  2,734   11.4  $  1,716    7.5  $     77    0.4
                                          --------  -----  --------  -----  --------  -----
                                          --------  -----  --------  -----  --------  -----
Net cash provided by (used in):
  Operating activities                    $  2,412      -  $  2,388      -  $    335      -
  Investing activities                      (2,412)     -      (688)     -       (11)     -
  Financing activities                           -      -    (1,700)     -      (324)     -

EBITDA                                       5,528     --     4,043     --     3,275     --


                                             SIX MONTHS ENDED JUNE 30,
                                             PRO FORMA        SUCCESSOR
                                          ---------------  ---------------
IN THOUSANDS                                  1996      %      1997      %
                                          --------  -----  --------  -----
Sales                                     $ 10,434  100.0% $ 11,215  100.0%
Cost of sales                                7,761   74.4     8,132   72.5
                                          --------  -----  --------  -----
Gross profit                                 2,673   25.6     3,083   27.5
Operating expenses                           1,387   13.3     1,638   14.6
                                          --------  -----  --------  -----
Operating income                             1,286   12.3     1,445   12.9
Interest expense                               932    8.9       923    8.2
Other income (expense) net                      --     --        --     --
                                          --------  -----  --------  -----
Income before income taxes                     354    3.4       522    4.7
Provision for income taxes                     184    1.8       255    2.3
                                          --------  -----  --------  -----
Net income (loss)                         $    170    1.6  $    267    2.4
                                          --------  -----  --------  -----
                                          --------  -----  --------  -----
Net cash provided by (used in):
  Operating activities                    $    341      -  $  1,034      -
  Investing activities                         (11)     -      (233)     -
  Financing activities                        (330)     -      (801)     -
EBITDA                                       1,938     --     2,070     --



SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO PRO FORMA SIX MONTHS ENDED JUNE 30, 1996



SALES. Sales increased $781,000 or 7.5%, to $11.2 million in the first six months of 1997 from $10.4 million in the first six months of 1996 primarily due to increased liquor label sales into the international market, comprised primarily of sales to customers in the Russian market through a U.S. distributor. There was also a significant increase in sales of box candy wrappers associated with a customer's expansion into the Australian market in 1997. These sales increases were partially offset by decreased sales in the domestic liquor label market primarily due to a reduction in the inventory requirements of several large customers in the first six months of 1997 as compared to the prior year. There was little change in the trading card market. As a result, the growth in the international business more than offset the decline experienced in the domestic liquor business.



COST OF SALES. Cost of sales consists of direct labor, raw materials, plant overhead and depreciation on equipment. Cost of sales increased $371,000, or 4.8%, to $8.1 million for the six months ended June 30, 1997 compared to $7.8 million in the six months ended June 30, 1996. As a percentage of sales, cost of sales decreased from 74.4% in 1996 to 72.5% for the 1997 period. The decrease in cost of sales as a percentage of sales is due primarily to the impact of fixed manufacturing overhead costs and increasing sales.



OPERATING EXPENSES. Operating expenses consist of selling, general and administrative expenses, amortization of goodwill and stock based compensation expenses. Selling expenses consist of salaries, incentive payments, travel and benefit expenses. Administrative expenses include general management salaries and benefits, management fees, travel, audit fees, legal expenses, 401(k) expenses, data processing costs and payroll processing costs. Operating expenses increased $251,000, or 18.1%, to $1.6 million in the first six months of 1997 from $1.4 million in the comparable period in 1996 as a result of added costs, including higher salaries, employee benefits and legal expenses as well as audit, bank and payroll processing charges related to operating as a stand alone business in 1997.



INTEREST EXPENSE. Interest expense is due to indebtedness incurred in connection with the acquisition in May 1996. Interest expense decreased $9,000, or 1%, to $923,000 in the six months ended June 30, 1997 from $932,000 in the six months ended June 30, 1996. The pro forma adjustment to the six months ended June 30, 1996 totals $777,000 and represents the estimated interest for the period had the MBO taken place on January 1, 1996. The decrease of $9,000 is due to the reduction of total indebtedness during the six months ended June 30, 1997 as compared to same period in 1996.



INCOME TAXES. St. Louis Litho's effective income tax rate was 48.9% in the six months ended June 30, 1997 compared to 52.0% for the six months ended June 30, 1996. These effective tax rates exceed St. Louis Litho's marginal combined federal and state rate of 40% due primarily to the non-deductibility of goodwill for tax purposes.



NET INCOME. Net income increased $97,000, or 57.1% to $267,000 in the six months ended June 30, 1997 from $170,000 in the six months ended June 30, 1996. As a percentage of sales, net income increased to 2.4% in the six months ended June 30, 1997 from 1.6% in the comparable period in 1996.



PRO FORMA 1996 COMPARED TO 1995


SALES. Sales declined $2.6 million, or 11.2%, to $20.3 million in 1996 from $22.9 million in 1995 primarily as a result of a decline in St. Louis Litho's trading card business and, to a lesser extent, a decline in the liquor label business. The decline in trading card business was attributable to player strikes in the professional baseball and hockey leagues that occurred in 1995 resulting in significantly reduced demand for sports collectibles, including sports trading cards. In addition, in 1996, a major customer of St. Louis Litho's trading card business was purchased by another sports trading card company which changed certain product specifications and required St. Louis Litho to re-qualify its trading card business. Finally, in the second half of 1996, St. Louis Litho's former trading card printing vendor lost a major sports trading card account. St. Louis Litho believes that the decline in the liquor label business in 1996 was primarily due to the transition of ownership which was finalized in May 1996 and which caused many customers to defer label orders.

COST OF SALES. Cost of sales decreased by $2.0 million, or 12.0%, to $15.2 million in 1996 from $17.2 million in 1995. As a percentage of sales, cost of sales decreased to 74.6% in 1996 from 75.4% in 1995. The decrease in cost of sales was primarily due to reduced sales volume and lower raw material cost as a result of the implementation of a sheeting operation in 1996 which allowed the Company to begin producing its own label stock.

OPERATING EXPENSES. Operating expenses increased $578,000, or 23.7%, from $2.4 million in 1995 to $3.0 million in 1996. This increase is primarily due to increases in administrative and employee benefit expenses. In addition, St. Louis incurred an expense of $258,000 in 1996 in connection with the default on amounts due to St. Louis Litho by its former trading card printing vendor. These expenses were offset in part by decreases in depreciation expense and incentive compensation in 1996. Pro forma amortization expenses increased $214,000 in 1996 as a result of the amortization of goodwill arising from the acquisition in May 1996.

INTEREST EXPENSE. Interest expense increased to $1.9 million in 1996 primarily due to indebtedness incurred as a result of the acquisition in May 1996.

INCOME TAXES. St. Louis Litho's effective income tax rate was 71.4% in 1996 compared to 43.9% in 1995. In 1996, St. Louis Litho's effective tax rate exceeded its marginal combined federal and state rate of 40% due primarily to the fact that amortization of goodwill incurred in connection with the acquisition was not deductible for tax purposes.

NET INCOME. Net income was $77,000 in 1996 compared to net income of $1.7 million in 1995. As a percentage of sales, net income decreased to 0.4% in 1996 from 7.5% in 1995.

1995 COMPARED TO 1994

SALES. Sales decreased $994,000, or 4.2%, to $22.9 million in 1995 compared to $23.9 million in 1994, primarily due to a decline in liquor label sales in 1995 after the announcement by Grand Metropolitan of its intention to sell St. Louis Litho. 1995 sales were also negatively impacted compared to 1994 due to product introductions by two major customers in 1994 that did not recur in 1995. Sales of sports trading cards also declined in 1995 primarily due to the player strikes in the professional baseball and hockey leagues that occurred in 1995 and the resulting decline in sales of sports collectibles, including sports trading cards, and the saturation of the sports card market.

COST OF SALES. Cost of sales increased $340,000, or 2.0%, to $17.2 million in 1995 from $16.9 million in 1994. As a percentage of sales, cost of sales increased to 75.4% in 1995 from 70.8% in 1994. This increase was primarily due to higher direct labor and raw material costs associated with jobs produced in 1995 and to lower average selling prices on trading card jobs, as a result of more competitive pricing in the marketplace in 1995.

OPERATING EXPENSES. Operating expenses increased $157,000, or 6.9%, to $2.4 million in 1995 from $2.3 million primarily related to higher employee benefit cost. The higher benefit costs were the result of the change in ownership when Pet was acquired by Grand Metropolitan in February 1995 as Grand Metropolitan billed a higher cost to St. Louis Litho for employee benefit programs.

OTHER INCOME (EXPENSE) - NET. Other income (expense) - net included a $219,000 net expense for obsolete assets in connection with the sale of Pet to Grand Metropolitan in February 1995, offset by $90,000 in interest income received from Grand Metropolitan.

INCOME TAXES. Prior to the acquisition of St. Louis Litho in May 1996, income taxes were allocated to St. Louis Litho by Pet. The effective income tax rates for such allocations were 41.6% in 1994 and 43.9% in 1995.

NET INCOME. Net income decreased $1.0 million, or 37.2%, to $1.7 million in 1995 from $2.7 million in 1994. As a percentage of sales, net income decreased to 7.5% in 1995 from 11.4% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth selected information from St. Louis Litho's statement of cash flows for the periods indicated.


                                     ----------------------------------------------------------------------------
                                     TWELVE MONTHS ENDED                    PERIOD FROM
                                                            PERIOD FROM    JUNE 1, 1996
                                         DECEMBER 31,        JANUARY 1,       THROUGH     ONE MONTH   SIX MONTHS
                                         PREDECESSOR        1996 THROUGH   DECEMBER 31,   ENDED JUNE  ENDED JUNE
                                     --------------------   MAY 31, 1996       1996        30, 1996    30, 1997
                                       1994       1995      PREDECESSOR      SUCCESSOR    SUCCESSOR    SUCCESSOR
                                     ---------  ---------  --------------  -------------  ----------  -----------
IN THOUSANDS
Net cash provided by (used in)
 operating activities                $   2,412  $   2,388       $      28      $    (373)  $    (367)   $   1,034
Net cash used in investment
 activities                             (2,412)      (688)            (28)       (20,493)    (20,493)        (233)
Net cash provided by (used in)
 financing activities                        -     (1,700)              -         20,866      20,866         (801)


St. Louis Litho's principal source of liquidity historically has been cash flow from operating activities. St. Louis Litho generated sufficient cash for the years 1994, 1995 and five months ended May 31, 1996 to acquire $3.2 million in equipment and transfer the remaining $2.7 million in cash as well as pay a $1.7 million cash dividend to its parent company.

In connection with the acquisition of St. Louis Litho for $20.3 million in May, 1996, St. Louis Litho incurred approximately $18.1 million of indebtedness, of which all of the remaining $17.5 million principal and accrued interest outstanding (plus certain prepayment fees) will be repaid from the net proceeds of this Offering. See "Use of Proceeds." Subsequent to the acquisition in May 1996, St. Louis Litho has paid $1.5 million in interest on indebtedness and $750,000 in repayments of principal on long-term debt.


In the six months ended June 30, 1997, cash generated from operations amounted to $1,034,000 and was used for capital additions in the amount of $233,000 and to pay down the debt of $801,000.



CALOPTICAL


OVERVIEW

CalOptical manufactures and distributes specialized rigid eyewear packaging, including decorative and highly functional eyeglass and sunglass cases and accessories.


CalOptical sells its products to more than 15,000 independent opticians, optometrists and opthamologists, national optical chains, retail chains, HMOs and other non-optical customers. CalOptical's two largest customers accounted for approximately 26% and 11% of CalOptical's sales in the year ended December 31, 1996 and 19% and 12% of sales in the six months ended June 30, 1997. See "Risk Factors - Dependence on Key Customers; Absence of Long-Term Contracts with Customers" and "Business - Sales and Marketing."


While CalOptical has generally experienced relatively stable operating margins on an annual basis, operating margins have fluctuated, and may in the future fluctuate, on a quarterly basis as a result of product mix and the timing and number of orders by large customers. In addition, CalOptical generally realizes lower gross margins from sales to its larger retail customers. However, management believes that it can realize higher operating margins as a result of the spreading of certain fixed expenses over increased sales to these customers. CalOptical experiences a modest amount of seasonality leading to lower sales and operating income, primarily related to the larger number of holidays, in the fourth calendar quarter.

In 1992, CalOptical granted performance based stock options to Larry Nathanson, its president and chief executive officer. Compensation expense with respect to such options is recognized as the options vest upon attainment of certain performance criteria. No additional options will vest after June 1997. Accordingly, CalOptical will not incur any additional compensation expense relating to these options after that time.

RESULTS OF OPERATIONS


The following table sets forth selected financial data of CalOptical and data as a percentage of sales for the periods indicated.

                                          ------------------------------------------------------------

                                                            YEARS ENDED DECEMBER 31,
IN THOUSANDS                                   1994        %        1995        %        1996        %
                                          ---------   ------   ---------   ------   ---------   ------
Sales                                     $  11,248    100.0%  $  13,775    100.0%  $  15,664    100.0%
Cost of sales                                 6,987     62.1       8,828     64.1       9,953     63.5
                                          ---------   ------   ---------   ------   ---------   ------
Gross profit                                  4,261     37.9       4,947     35.9       5,711     36.5
Operating expenses                            3,571     31.8       4,166     30.2       4,750     30.4
                                          ---------   ------   ---------   ------   ---------   ------
Operating income                                690      6.1         781      5.7         961      6.1
Interest expense                                462      4.1         457      3.3         432      2.7
                                          ---------   ------   ---------   ------   ---------   ------
Income before income taxes and
 extraordinary item                             228      2.0         324      2.4         529      3.4
Provision for income taxes                       72      0.6         158      1.2         231      1.5
                                          ---------   ------   ---------   ------   ---------   ------
Income before extraordinary item                156      1.4         166      1.2         298      1.9
Extraordinary item                                -        -           -        -          58      0.4
                                          ---------   ------   ---------   ------   ---------   ------
Net income                                      156      1.4         166      1.2         240      1.5
                                          ---------   ------   ---------   ------   ---------   ------
                                          ---------   ------   ---------   ------   ---------   ------
Net cash provided by (used in):
  Operating activities                    $     817        -   $     427        -   $   1,128        -
  Investing activities                         (114)       -        (305)       -        (258)       -
  Financing activities                         (678)       -           3        -      (1,020)       -

EBITDA                                        1,433        -       1,601        -       1,860        -


                                                        SIX MONTHS
                                                           ENDED
                                                         JUNE 30,
IN THOUSANDS                                   1996        %        1997        %
                                          ---------   ------   ---------   ------
Sales                                     $   7,427    100.0%  $   8,982    100.0%
Cost of sales                                 4,739     63.8       5,694     63.4
                                          ---------   ------   ---------   ------
Gross profit                                  2,688     36.2       3,288     36.6
Operating expenses                            2,302     31.0       2,721     30.3
                                          ---------   ------   ---------   ------
Operating income                                386      5.2         567      6.3
Interest expense                                237      3.2         137      1.5
                                          ---------   ------   ---------   ------
Income before income taxes and
 extraordinary item                             149      2.0         430      4.8
Provision for income taxes                       78      1.1         190      2.1
                                          ---------   ------   ---------   ------
Income before extraordinary item                 71      0.9         240      2.7
Extraordinary item                                -        -           -        -
                                          ---------   ------   ---------   ------
Net income                                $      71      0.9   $     240      2.7
                                          ---------   ------   ---------   ------
                                          ---------   ------   ---------   ------
Net cash provided by (used in):
  Operating activities                    $     483        -   $   1,047        -
  Investing activities                         (129)       -        (250)       -
  Financing activities                         (504)       -        (797)       -
EBITDA                                          816        -       1,315        -



SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



SALES. Sales are comprised of gross sales less freight and discounts. Sales increased $1.6 million, or 20.9%, to $9.0 million in the six months ended June 30, 1997 from $7.4 million in the six months ended June 30, 1996. This increase was primarily due to sales to new customers and an increase in sales to existing customers. Sales to CalOptical's two largest customers represented 19% and 12% of sales in the six months ended June 30, 1997 compared to 27% and 12% of sales in the six months ended June 30, 1996.



COST OF SALES. Cost of sales includes raw materials, direct labor and materials and indirect factory and other overhead. Cost of sales increased to $5.7 million in the six months ended June 30, 1997 compared to $4.7 million in the six months ended June 30, 1996. As a percentage of sales, cost of sales decreased to 63.4% in the six months ended June 30, 1997 from 63.8% in the comparable period the prior year. This percentage decrease was primarily the result of the impact of fixed overhead costs and increasing sales.



OPERATING EXPENSES. Operating expenses consist of selling, general and administrative expenses, amortization of goodwill and stock based compensation expense. Operating expenses increased $419,000, or 18.2%, to $2.7 million in the six months ended June 30, 1997 from $2.3 million in the six months ended June 30, 1996. As a percentage of sales, operating expenses decreased to 30.3% in the six months ended June 30, 1997 from 31.0% in the six months ended June 30, 1996 primarily as a result of the impact of certain fixed expenses versus increased sales. The increase in operating expenses in absolute dollars was primarily the result of an increase in stock based compensation expense from $137,000 to $413,000. Compensation expense for stock options is measured as the excess, if any, of the estimated fair value of the stock underlying the option, at the measurement date of the vested stock options earned in the period, over the amount an employee must pay to acquire the stock. Such stock based compensation expense will terminate upon consummation of the Offering.



INTEREST EXPENSE. Interest expense decreased $100,000, or 42.2%, to $137,000 in the six months ended June 30, 1997 from $237,000 in the six months ended June 30, 1996 as a result of the refinancing of certain subordinated long-term debt with a lower interest bank note in September 1996.

INCOME TAXES. CalOptical's effective income tax rate was 44.2% in the six months ended June 30, 1997 compared to 52.3% in the six months ended June 30, 1996. The reduction in the tax rate was primarily the result of the reduced effect of non-deductible expenses, primarily related to the amortization of goodwill, on pre-tax income.



NET INCOME. Net income increased $169,000 to $240,000 in the six months ended June 30, 1997 from $71,000 in the six months ended June 30, 1996. As a percentage of sales, net income was 2.7% in the six months ended June 30, 1997 as compared to 0.9% in the six months ended June 30, 1996.



1996 COMPARED 1995



SALES. Sales increased $1.9 million, or 13.7%, to $15.7 million in the year ended December 31, 1996 from $13.8 million in the year ended December 31, 1995. The increase was primarily due to the increase in sales to existing customers and, to a lesser extent, sales to new customers. In October 1995, CalOptical terminated a distributor that represented 4% of sales for the year ended December 31, 1995. For the year ended December 31, 1996, direct sales to customers in the territories previously served by this distributor represented 4% of sales.



COST OF SALES. Cost of sales was $10.0 million in the year ended December 31, 1996 compared to $8.9 million in the previous year. As a percentage of sales, cost of sales decreased to 63.5% in the year ended December 31, 1996 from 64.1% in the comparable period of the prior year. This decrease in percentage terms was the result of a higher proportion of sales to higher margin independent eyecare professionals.



OPERATING EXPENSES Operating expenses increased $584,000, or 14.0%, to $4.8 million in the year ended December 31, 1996 from $4.2 million in the year ended December 31, 1995. This increase was primarily the result of audit expenses and an increase in stock based compensation expense from $256,000 in the year ended December 31, 1995 to $314,000 for the year ended December 31, 1996, as well as increased advertising and marketing expenses. As a percentage of sales, operating expenses increased to 30.4% in the year ended December 31, 1996 from 30.2% in the year ended December 31, 1995.



INTEREST EXPENSE. Interest expense decreased $25,000, or 5.5%, to $432,000 in the year ended December 31, 1996 from $457,000 in the year ended December 31, 1995 as a result of the refinancing in September 1996 of certain subordinated long term debt with a lower interest bank note. This resulted in an extraordinary loss of $96,000 as a result of writing off the remaining debt issuance costs and unamortized debt discount. See "Extraordinary Item" below.



INCOME TAXES. CalOptical's effective income tax rate was 43.7% in the year ended December 31, 1996 compared to 48.8% in the year ended December 31, 1995. The reduction in the tax rate was primarily the result of the reduced effect of non-deductible expenses, primarily related to the amortization of goodwill, on pre-tax income.



EXTRAORDINARY ITEM. In September 1996 CalOptical repaid certain subordinated notes and recorded the extraordinary loss of $58,000 (net of income tax benefit of $38,000).



NET INCOME. Net income increased $74,000 to $240,000 in the year ended December 31, 1996 from $166,000 in the year ended December 31, 1995. As a percentage of sales, net income increased to 1.5% in the year ended December 31, 1996 compared to 1.2% in the comparable period in the prior year. Before extraordinary item, net income increased $132,000 from $166,000 to $298,000, and as percentage of sales, net income before extraordinary item increased to 1.9% from 1.2%.



1995 COMPARED 1994



SALES. Sales increased $2.5 million, or 22.5%, to $13.8 million in 1995 from $11.2 million in 1994. The increase was primarily due to an increase in sales to existing customers and, to a lesser extent, sales to new customers.

COST OF SALES. Cost of sales increased to $8.8 million for 1995 compared to $7.0 million for the previous year. As a percentage of sales, cost of sales decreased to 64.1% in 1995 from 62.1% in 1994. This percentage increase was the result of lower than average selling prices and a higher percentage of sales to lower margin customers.



OPERATING EXPENSES Operating expenses increased $595,000, or 16.7%, to $4.2 million in 1995 from $3.6 million in 1994. The increase was primarily the result of increased stock based compensation expense and increased advertising and marketing expenses. Also, during 1995 CalOptical wrote off accounts receivable and incurred legal expenses amounting to $275,000 related to a distributor who was subsequently terminated. As a percentage of sales, operating expenses decreased to 30.2% in 1995 from 31.8% in 1994 primarily as a result of the impact of fixed overhead costs versus increased sales.



INTEREST EXPENSE. Interest expense decreased $5,000, or 1.1%, to $457,000 for 1995 from $462,000 for 1994. During 1995, long-term debt interest expense was reduced due to principal repayments. Short-term debt expense increased in 1995 due to increased working capital required by growth in sales. Interest rates remained the same.



INCOME TAXES. CalOptical's effective income tax rate was 48.8% in the year ended December 31, 1995 compared to 31.6% in the year ended December 31, 1994 due primarily to, in 1994, reversing certain deferred income tax asset valuation allowances related to prior net operating losses which were utilized in 1994.



NET INCOME. Net Income increased $10,000 to $166,000 in the year ended December 31, 1995 from $156,000 in the year ended December 31, 1994. As a percentage of sales, net income decreased to 1.2% in 1995 compared to 1.4% in 1994.


LIQUIDITY AND CAPITAL RESOURCES

CalOptical's principal sources of liquidity have been cash flows from operations and available borrowings under bank line of credit facilities. The following table sets forth selected information from CalOptical's statements of cash flows for the periods indicated.


                                                             -----------------------------------------------------------
                                                                                                  SIX MONTHS ENDED JUNE
                                                                  YEARS ENDED DECEMBER 31,
                                                                                                           30,
IN THOUSANDS                                                       1994         1995        1996        1996        1997
                                                                  -----        -----   ---------       -----   ---------
Net cash provided by operating activities                     $     817    $     427   $   1,128   $     483   $   1,047
Net cash used in investing activities                              (114)        (305)       (258)       (129)       (250)
Net cash provided by (used in) financing activities                (678)           3      (1,020)       (504)       (797)



From January 1, 1994 through June 30, 1997, CalOptical generated $3.4 million in cash from operating activities. During this period, $3.9 million of cash was generated before the impact of changes in operating assets and liabilities, and $541,000 of cash was used for working capital (excluding cash and current maturities of long-term debt). Additional working capital changes were principally related to increases in inventory and increases in accounts receivable resulting from an increase in sales.



Cash used in investing activities of $927,000 for the above periods was attributable to equipment, including computer equipment and manufacturing equipment in 1996, and other capital to support CalOptical's growth, primarily through purchase of manufacturing and distribution equipment, leasehold improvements, intellectual property rights, reorganization costs and expenditures for information technology equipment and software.


Financing activities for the above periods consisted of the following borrowing activities.


On September 30, 1996, CalOptical entered into an agreement with a bank for a one-year, $2.5 million revolving line of credit. At June 30, 1997 there was $193,000 outstanding under the facility. The Company currently expects to repay amounts outstanding under the facility from proceeds from this Offering. See "Use of Proceeds."



On September 30, 1996, CalOptical obtained a $730,000 bank term note. This financing replaced a $730,000 14% subordinated note due October 1997. At June 30, 1997, there was $405,000 outstanding on the note with an annual interest rate of 9.75%. The Company currently expects to repay amounts outstanding under the note from proceeds from this Offering. See "Use of Proceeds."

From July 1, 1995 through December 31, 1996, CalOptical financed certain equipment purchases through term financing agreements. The financing agreements are secured by the related equipment and other assets of CalOptical. As of June 30, 1997 outstanding obligations under term financing agreements with the various lending institutions totaled $215,000, with a weighted average interest rate of 9.75%.



CalOptical has provided for deferred tax assets primarily relating to stock option compensation. At June 30, 1997, the associated asset was $490,000. This asset would be realized when the stock options were exercised.


BLAKE PRINTING

OVERVIEW

Blake Printing operates through two divisions, Blake Printery and Poor Richard's Press. Blake Printery is a specialty label printer, primarily engaged in providing labels to the domestic wine industry. Blake Printery also provides certain high end, value-added commercial printing services. Poor Richard's Press is the commercial printing division of Blake Printing, specializing in the production of brochures, promotional materials, digital printing and general business printing. Sales of the Blake Printery division represented approximately 59.8% of overall sales in fiscal 1996.

Sales by Blake Printing to the wine industry represented approximately 51.5% of sales in 1996, while Blake Printing's commercial printing business represented approximately 33.7% of sales. Blake Printing's largest customer accounted for approximately 11.5% of sales in 1996. See "Risk Factors - Dependence on Key Customers; Absence of Long-Term Contracts with Customers" and "Business - Sales and Marketing."

While Blake Printing has generally experienced relatively stable operating margins on an annual basis, operating margins have fluctuated, and may in the future fluctuate, on a quarterly basis as a result of the ordering patterns, production demands and marketing decisions of its customers. Blake Printery experiences a modest amount of seasonality in its wine label business, primarily related to bottling schedules of its customers. Poor Richard's Press also experiences some seasonality primarily related to the holidays of governmental and educational institutions. Typically, Blake Printing's sales and operating income are lowest in the fourth quarter of each calendar year.

Blake Printing experiences some fluctuations in the cost of certain of its raw materials, salaries, employee benefits and other general and administrative costs. Blake Printing is generally able to offset these increases by modifying its operations. The ability of Blake Printing to adjust selling prices is limited by competitive pressures in its market areas.

RESULTS OF OPERATIONS

The following table sets forth selected financial data of Blake Printing and data as a percentage of sales for the periods indicated.


                                    -------------------------------------------------------------------------------------------
                                                   YEARS ENDED DECEMBER 31,                      SIX MONTHS ENDED JUNE 30,
IN THOUSANDS                           1994        %      1995        %      1996        %      1996        %     1997        %
                                    -------  -------   -------  -------   -------  -------   -------  -------   ------  -------
Sales                               $10,663   100.0%   $11,139   100.0%   $12,362   100.0%   $ 6,586   100.0%   $6,894   100.0%
Cost of sales                         7,063    66.2      6,919    62.1      7,523    60.9      3,659    55.6     4,202    61.0
                                    -------  -------   -------  -------   -------  -------   -------  -------   ------  -------
Gross profit                          3,600    33.8      4,220    37.9      4,839    39.1      2,927    44.4     2,692    39.0
Operating expenses                    3,311    31.0      3,661    32.9      3,902    31.6      1,955    29.7     2,012    29.1
                                    -------  -------   -------  -------   -------  -------   -------  -------   ------  -------
Operating income                        289     2.7        559     5.0        937     7.6        972    14.7       680     9.9
Interest expense                        245     2.3        287     2.6        293     2.4        127     1.9       178     2.6
Other income (expense) net               23     0.2        (15)   (0.1)        43     0.4         22     0.3        30     0.4
                                    -------  -------   -------  -------   -------  -------   -------  -------   ------  -------
Income before income taxes               67     0.6        257     2.3        687     5.6        867    13.1       532     7.7
Income taxes                              8     0.1         74     0.7        228     1.8        353     5.3       213     3.1
                                    -------  -------   -------  -------   -------  -------   -------  -------   ------  -------
Net income                          $    59     0.6    $   183     1.6    $   459     3.7    $   514     7.8    $  319     4.6
                                    -------  -------   -------  -------   -------  -------   -------  -------   ------  -------
                                    -------  -------   -------  -------   -------  -------   -------  -------   ------  -------
Net cash provided by (used in):
  Operating activities............  $   729       -    $   665       -    $ 2,022       -    $ 1,211       -    $  466       -
  Investing activities............     (111)      -       (410)      -       (455)      -       (839)      -      (178)      -
  Financing activities............     (749)      -       (257)      -     (1,532)      -       (359)      -      (223)      -

EBITDA                                  966       -      1,424       -      2,059       -      1,415       -     1,297       -

SIX MONTHS ENDED JUNE 29, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



SALES. Sales increased $308,000, or 4.7%, in the period ended June 29, 1997 to $6.9 million from $6.6 million in the same period in 1996. The Blake Printery division increased sales $167,000 or 4.1% to $4.2 million and the Poor Richard's Press Division increased sales $141,000 or 5.6% to $2.7 million. Blake Printing's ten largest customers accounted for 37.8% of sales in the first six months of 1997 compared to 34.5% in the same period in 1996.



COST OF SALES. Cost of sales consist primarily of production labor, paper, foil, ink and coatings, and depreciation. Cost of sales increased $543,000, or 14.8%, in the first six months of 1997 to $4.2 million from $3.7 million in the same period in 1996. As a percentage of sales, cost of sales increased to 61.0% in the first six months of 1997 from 55.6% in the same period in 1996. The increase in cost of sales is due to the increase in sales, as well as increases in depreciation and production labor. Depreciation increased in the period due to acquisitions of new equipment in the third quarter of 1996. Production labor increased due to the hiring and training of personnel needed for a third production shift. These increases were offset by a decrease in paper costs, the second largest individual component of cost of sales.



OPERATING EXPENSES. Operating expenses consist of selling, general and administrative expenses, amortization of goodwill and stock based compensation expense. Operating expenses increased approximately $57,000 or 2.9% to approximately $2.0 million in the six months ended June 29, 1997. The increase in operating expenses in the six months ended June 29, 1997 was primarily due to increased personnel costs in customer and production support departments. As a percentage of sales, operating expenses remained relatively stable at 29.1% in the six months ended June 29, 1997 compared to 29.7% in the six months ended June 30, 1996.



INTEREST EXPENSE. Interest expense increased $51,000, or 40.2%, to $178,000 in the first six months of 1997 from $127,000 in the same period of 1996. Average outstanding borrowings and average interest rates were $3.8 million and 9.4% respectively in the first six months of 1997 compared to $2.6 million and 9.9% respectively in the same period of the prior year.



INCOME TAXES. Blake Printing's effective tax rate was 40.0% in the six months end June 29, 1997 compared to 40.7% in the six months ended June 30, 1996.



NET INCOME. Net income decreased $195,000 to $319,000 in the first six months of 1997 from $514,000 in the six months ended June 30, 1996. As a percentage of sales, net income decreased to 4.6% in the six months ended June 29, 1997 from 7.8% in the six months ended June 30, 1996.



YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


SALES. Sales increased $1.2 million, or 11.0%, in 1996 to $12.4 million from $11.1 million in 1995 as a result of increased sales by both divisions to significant customers. The majority of this increase was attributed to Blake Printery, which increased sales 14.5% in 1996 to $7.4 million from $6.5 million in 1995, with the ten largest customers accounting for $4.1 million of total sales in 1996 as compared to $3.4 million in 1995.

COST OF SALES. Cost of sales increased $604,000, or 8.7%, in 1996 to $7.5 million from $6.9 million in 1995, but decreased as a percentage of sales to 60.9% in 1996 from 62.1% in 1995. The decrease in cost of sales as a percentage of sales, was primarily due to continued efforts to increase productivity and efficiencies. Consequently, productivity measured by chargeable hours per production employee increased, and paper costs, the second largest component of cost of sales, continued to decrease as a percentage of sales. In addition, in 1996, Blake Printing entered into favorable purchasing programs with significant vendors. These improvements were offset somewhat by increased depreciation in 1996 (as compared to 1995) due to increased capital additions placed in service in the second half of 1995 and 1996.

OPERATING EXPENSES. Operating expenses increased $241,000, or 6.6%, to $3.9 million in 1996 from $3.7 million in 1995. This increase was primarily the result of consulting, training and education expenses related to capital expenditures, an increase in sales commissions due to sales growth, a one-time compensation expense of $100,000 related to a stock option grant to an officer of the Company and increased employee 401(k) contributions as a result of increased pretax profits in 1996. As a percentage of sales, operating expenses decreased to 31.6% in 1996 from 32.9% in 1995.

INTEREST EXPENSE. Interest expense remained consistent at approximately $300,000 in 1996 and 1995. Average outstanding borrowings increased to $3.0 million in 1996 from $2.6 million in 1995, but average interest rate decreased on borrowings to 9.9% in 1996 from 10.8% in 1995. As a percentage of sales, interest expense, net, decreased to 2.4% in 1996 from 2.6% in 1995.

INCOME TAXES. Blake Printing's effective income tax rate was 33.2% in 1996 compared to 28.8% in 1995. The rate increased and is less than 40% primarily due to the impact of state manufacturing credits.

NET INCOME. Net income increased $276,000 to $459,000 in the year ended December 31, 1996 from $183,000 in the year ended December 31, 1995. As a percentage of sales, net income increased to 3.7% in 1996 compared to 1.6% in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

SALES. Sales increased $476,000, or 4.5%, to $11.1 million in 1995 from $10.7 million in 1994. The increase was due primarily to increased sales to significant customers at Blake Printery which increased sales 21.9% in 1995 to $6.5 million from $5.3 million in 1994, with the ten largest customers accounting for $3.4 million of total sales in 1995 as compared to $2.4 million in 1994. This increase was offset in part by the elimination of certain low margin activity in 1995 and 1994, including Blake Printing's book publication unit, which accounted for a decrease in sales of $650,000 in 1995 as compared to 1994.

COST OF SALES. Cost of sales decreased $144,000, or 2.0%, in 1995 to $6.9 million from $7.1 million in 1994 and decreased as a percentage of sales to 62.1% in 1995 from 66.2% in 1994. With the elimination of certain low margin activity in 1995 and 1994, management focused on increasing the productivity and efficiency of operations. As a result, cost of sales decreased as a percentage of sales in 1995 as productivity increased and paper costs decreased as a percentage of sales.

OPERATING EXPENSES. Operating expenses increased $350,000, or 10.6%, to $3.7 million in 1995 from $3.3 million in 1994. This increase was primarily the result of a one-time write-off of $157,000 of pre-publication costs in conjunction with the licensing of certain publications owned by Blake Printing. As a percentage of sales, operating expenses increased to 32.9% in 1995 from 31.1% in 1994 primarily as a result of the increased payroll costs as a percentage of sales due to the elimination of certain book publication business for which Blake Printing elected not to immediately terminate related personnel.

INTEREST EXPENSE. Interest expense increased 17.1% in 1995 to $287,000 from $245,000 in 1994. Average outstanding borrowings increased to $2.6 million in 1995 from $2.4 million in 1994, but average interest rate increased on such borrowings to 10.8% in 1995 from 10.3% in 1994. As a percentage of sales, interest expense, net, increased to 2.6% in 1995 from 2.3% in 1994.

INCOME TAXES. The effective income tax rate was 28.8% in 1995 compared to 11.9% in 1994. The rate increased and is less than 40% primarily due to the impact of state manufacturing credits.

NET INCOME. Net income increased $124,000 to $183,000 in 1995 from $59,000 in 1994. As a percentage of sales, net income increased to 1.6% in 1995 compared to 0.6% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

Blake Printing's principal sources of liquidity have been cash flows from operations and available borrowings under its credit facilities with banks and capital equipment vendors. The following table sets forth selected information from Blake Printing's statements of cash flows for the periods indicated:


                                                    --------------------------------------------
                                                           YEARS ENDED          SIX MONTHS ENDED
                                                          DECEMBER 31,              JUNE 30,
IN THOUSANDS                                          1994     1995      1996      1996     1997
                                                    ------   ------   -------   -------   ------
Net cash provided by (used in) operating
 activities                                         $ 729    $ 665    $ 2,022   $1,211    $ 466
Net cash used in investment activities               (111)    (410)      (455)    (839)    (178)
Net cash provided by (used in) financing
 activities                                          (749)    (257)    (1,532)    (359)    (223)



For the six months ended June 29, 1997, Blake Printing generated $466,000 in net cash from operating activities. During this period, $972,000 of cash was generated primarily from income, which was reduced by $506,000 of cash used to fund increases in working capital. For the six months ended June 30, 1996, $1.2 million was generated from operating activities (comprised of $950,000 from income and $261,000 reduction in working capital).



Cash used in investment activities was attributable to equipment and other capital assets, primarily the purchase of pressroom, copier and computer equipment, to support Blake Printing's growth. Capital expenditures for the six months ended June 29, 1997 were $146,000 compared to $830,000 for the six months ended June 30, 1996.



Cash provided by financing activities included $462,000 of borrowings under the Company's line of credit facility, offset by $394,000 used in the payment of long-term debt and capital lease obligations, resulting in net cash used by financing activities of $223,000 for the six months ended June 29, 1997. For the six months ended June 30, 1996, long-term borrowings were $58,000 and repayments under the line of credit and capital leases were $417,000.



For the six months ended June 29, 1997, Blake Printing financed certain equipment purchases through long-term financing agreements and capital leases with a lending institution. The financing agreements are secured by the equipment and other assets of Blake Printing. As of June 29, 1997, outstanding obligations under term financing agreements totaled $3.7 million, with a weighted average interest rate of 9.4%.


From 1994 through the end of 1996, Blake Printing generated $3.4 million in net cash from operating activities. During this period, $3.6 million of cash was generated primarily from net income plus non-cash charges which was reduced by $191,000 of cash used to fund increases in working capital.

Cash used in investment activities from 1994 through fiscal 1996 was attributable to equipment and other capital assets to support Blake Printing's growth, primarily in the purchase of electronic prepress, pressroom and copier equipment, and management information and application systems. Capital expenditures during this period of $4.9 million (including $3.8 million of acquisition cost of equipment financed through notes payable with a lending institution which are non-cash activities and not reflected in net cash used in investment activities) were funded with working capital, long-term debt and capital leases.

Cash used in financing activities from 1994 through fiscal 1996 included borrowing activity and, in fiscal 1996, the repayment of $1.1 million in long term debt and capital lease obligations and the repurchase and retirement of common stock for $200,000.


On May 30, 1997, Blake Printing entered into an agreement with a bank for a two-year revolving line of credit. The credit facility has a maximum borrowing limit of $1.3 million, of which $1.0 million was drawn at June 29, 1997. The credit facility is secured by trade accounts receivable and inventory, and has been personally guaranteed by a stockholder of Blake Printing and a related partnership. All amounts outstanding under this agreement will be repaid from the proceeds of this Offering. See "Use of Proceeds."


From 1993 through March 31, 1997, Blake Printing financed certain equipment purchases through long-term financing agreements and capital leases with a lending institution. The financing agreements are secured by the related equipment and other assets of Blake Printing. As of March 31, 1997, outstanding obligations under term financing agreements totaled $3.7 million, with a weighted average interest rate of 9.4%.

                                    BUSINESS


FirstPak, Inc. was formed in February 1996 to create a premier consolidator and operator of labeling and packaging companies. Through the four Operating Subsidiaries, the Company manufactures and sells a wide array of packaging products, including pressure sensitive labels for the consumer products, food packaging and direct mail industries, glue-applied labels for the liquor, wine, candy and cigar industries, and specialty rigid packaging for the eyewear industry. In addition, the Company provides commercial printing services, foil-stamping for the trading card industry, promotional packaging and materials, and certain flexible packaging solutions. The Company has more than 1,200 employees and services more than 4,500 customers in a variety of industries nationwide. For the year ended December 31, 1996, the Company's sales and operating income (on a pro forma basis) were $142.8 million and $7.5 million, respectively.


PACKAGING INDUSTRY OVERVIEW

The segments of the packaging industry in the United States in which the Company competes and intends to compete are highly fragmented and consist of more than 4,000 label producers, specialty rigid packaging manufacturers and flexible packaging manufacturers with estimated combined sales exceeding $20 billion in 1996. These segments are made up predominantly of independently-owned companies with average annual revenues of less than $25 million. Label producers manufacture promotional, informational and decorative product labels and materials that are affixed to packages or other objects for use in a broad range of consumer, industrial and commercial applications. Rigid packaging consists of a wide range of structured packaging types, including specialty packaging such as eyeglass and sunglass cases, jewelry boxes and cosmetics cases. Flexible packaging includes all non-structured packaging products for a multitude of consumer and industrial products, including candy wrappers and potato chip bags. The Operating Subsidiaries are industry leaders in the design and printing of promotional, informational and decorative labels and materials and in certain specialty areas within the rigid packaging segment of the packaging industry. The Company also operates to a limited extent in the flexible packaging segment, producing specialty packaging for use in certain consumer products.

Management believes there are a number of important trends currently underway in the packaging industry which are driving the need for more value-added packaging. Because packaging functions as the primary point-of-sale promotional vehicle for many consumer products, manufacturers and other producers have begun to place an increasingly greater emphasis on higher value-added labels and other packaging applications in order to more effectively market their products. In addition, current demographic trends, such as smaller households and an increasing number of women in the workplace, are causing changes in consumer buying habits which in turn are resulting in a demand for different sizes and types of labels, as well as packaging with more convenient features. Moreover, recent regulatory and environmental developments, such as changes to food labeling laws and increased resource reduction and recycling efforts, have led to numerous consumer package redesigns and demand for new labeling materials.

Management also believes that the ongoing emphasis on cost reduction in the food and other consumer products industries has caused many packaging clients to engage a limited number of suppliers that can offer high quality and a complete line of products. To identify those manufacturers that can accommodate a wider range of packaging needs and maintain quality over large production runs, label and packaging customers are increasingly requiring manufacturers to demonstrate their capabilities through a lengthy and expensive qualification process. The qualification process generally takes several months and involves extensive trial runs in order to reach agreement on all aspects of the job. However, the process allows customers to readily identify suppliers that are best qualified to handle their business and allows label and packaging producers the benefit of repeat business. It is expected that the shift toward a limited number of suppliers will favor larger, more diverse packaging companies that can offer a wide product range and enhanced printing capacity as well as certain technical strengths.

The growing need for more specialized packaging solutions, along with frequent advances in packaging technology, is placing increased demands on smaller packaging companies which do not have the resources or the geographic scope to address the needs of a growing number of packaging clients. As a result, the Company believes that the segments of the packaging industry in which the Company competes are particularly well-positioned for consolidation.

THE LABEL MARKET

Label producers manufacture a wide range of products and provide services for nearly every sector of the economy. Labels are used in both the rigid and flexible packaging segments, and, in a number of cases (especially in many flexible packaging applications), the label itself is an integral component of the package. Label printers are divided among specialties based on either the products of the label customer (such as labels for the wine and liquor markets) or the technology used by the label company (pressure sensitive or glue-applied). According to the Flexographic Technical Association, revenues from the sale of labels in the United States were approximately $4.5 billion in 1996, comprised primarily of production identification labels and, to a lesser extent, information processing labels and specialty labels.

Product identification labels, which are used to describe the contents of a particular package, are generally produced for consumer products markets, such as the food and beverage industry. Information processing labels include mailing labels, office labels and bar code labels. Specialty label companies produce labels for use in specialized applications, including tamper evident seals and holographic stickers. In fiscal 1996, the Company derived approximately 76% of its pro forma sales from the sale of product identification labels.

Labels are either pressure sensitive or glue-applied. Pressure sensitive labels adhere to packaging by press-on contact and tend to cost more than glue-applied labels. Glue-applied labels are less expensive to produce and lend themselves more readily to high-end visual enhancements such as embossing and foil stamping.

Label producers can be categorized as either converters or label stock producers. Converters such as the Operating Subsidiaries are generally smaller, more specialized companies that engage in embossing, printing, stamping and die-cutting labels to customer specifications. Converters rely on a broad range of printing techniques, in-house design functions and highly specialized equipment to differentiate their products. Converters generally service clients within a limited niche, either geographically or by product type. According to the Tag and Label Manufacturers Institute, there are approximately 2,500 to 3,000 converters in the United States, many of which are independent producers with revenues of less than $10 million. The Company believes that label converters accounted for a significant majority of the revenues of the label production market in 1996. Label stock producers are typically large companies that specialize in commodity production of information processing labels, such as mailing labels, office labels and bar code labels.

THE SPECIALTY RIGID PACKAGING MARKET

Specialty rigid packaging includes a wide range of structured packaging types, such as eyeglass and sunglass cases, jewelry boxes and watch boxes, but excludes such commodity type items as bottles, cans, and generic cardboard boxes. The Company believes, based upon industry data, that revenues from the sale of eyeglass and sunglass cases, jewelry boxes and watch boxes in the United States were approximately $400 million in 1996. The Company believes most producers and suppliers in the specialty rigid packaging segment are small to medium size and service either specific industries, such as the gift, jewelry or eyewear markets, or select geographic regions. In fiscal 1996, the Company derived approximately 10% of its pro forma revenues from the sale of specialty rigid container packaging.

THE FLEXIBLE PACKAGING MARKET

Flexible packaging includes all non-structured packaging products, from foil to plastic sacks, and includes such items as candy wrappers and potato chip bags. According to the Flexible Packaging Association, revenues in the flexible packaging segment of the overall packaging market exceeded $15 billion in the United States in 1996. The flexible packaging industry in the United States is comprised of approximately 650 small to medium size companies with average annual revenues of less than $25 million. These smaller producers tend to focus on narrow product lines, often emphasizing custom work, rapid turnaround and small order processing. The Company has recently expanded its packaging offerings to include a limited selection of flexible packaging products and intends to pursue strategic acquisitions or business alliances within the flexible packaging segment. In fiscal 1996, the Company derived approximately 3% of its pro forma sales from the sale of flexible packaging.

The Company intends to take advantage of the consolidation trend currently underway in the packaging industry by aggressively pursuing strategic acquisitions of packaging businesses that complement the product offerings and customer base of each of the Operating Subsidiaries. By integrating acquisitions into its existing operations and developing the cross-selling capabilities among its constituent businesses, the Company believes that it will be able to provide clients with a more comprehensive line of products and services. The Company plans to conduct its operations with a decentralized management approach through which individual management teams will be responsible for the businesses of each of the Operating Subsidiaries. In addition, a Company-wide team of senior management will provide the Operating Subsidiaries with strategic oversight and guidance with respect to acquisitions, financing, marketing and operations. Through this management structure, the Company believes each of the Operating Subsidiaries will be able to continue to provide high quality service to local customers as well as access to the capabilities of a large, diversified packaging firm.

                          REASONS FOR THE ACQUISITIONS

The Boards of Directors of the Company and the Operating Subsidiaries have determined that the Acquisitions would realize the following long-term benefits:

PURSUE STRATEGIC ACQUISITIONS

The Company intends to supplement internal growth through aggressive pursuit of acquisitions to expand the Company's capacity and customer base, add new products and services and extend its market reach. The Company's chief executive officer, as well as other members of senior management, have significant experience in effecting strategic acquisitions and integrating acquired businesses. Although there are no formal agreements or letters of intent to purchase any additional businesses at this time, the Company has evaluated numerous potential acquisition candidates in the label and packaging segments. In particular, management has evaluated companies that produce product identification labels, flexible packaging and specialty rigid packaging for a broad range of industries including consumer products, food, wine, liquor, cosmetics and pharmaceuticals. Management believes the acquisition of such companies will allow it to broaden its product portfolio and provide customers with a more complete set of packaging solutions. The Company believes that it can successfully integrate newly acquired operations in order to leverage more effectively the sales, marketing and distribution capabilities of the Operating Subsidiaries and such acquired operations.

The Company has received a commitment letter from Chase pursuant to which Chase has agreed, subject to consummation of the Acquisitions and the Offering and to certain other closing conditions, to provide the Company with a senior revolving credit facility in the amount of $80.0 million. Up to $60.0 million of the Facility may be used for acquisitions by the Company. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations - Liquidity and Capital Resources."

CREATE A SINGLE SOURCE FOR VALUE-ADDED PACKAGING AND LABELS

The Company intends to offer its customers a single source for their value-added packaging and label requirements. Management believes the cross-selling potential of each of the Operating Subsidiaries, as well as of operations that may be acquired in the future, will allow the Company to offer a comprehensive range of products and services. In particular, the Company's goal is to develop long-term relationships with customers who seek to consolidate sources of packaging products and services as a means of achieving higher quality label and packaging products at more competitive prices. As part of its strategy, the Company will seek to craft value-added packaging solutions which address the changing dynamics of the packaging industry. For instance, management believes that the use of pressure sensitive labels in the wine and beer industries will increase as production and application technologies become more cost effective. By offering a comprehensive line of packaging products, the Company will benefit from this and other changes in the mix of packaging solutions.

INCREASE OPERATING EFFICIENCIES


The Company believes that it will be able to increase operating efficiency and achieve certain synergies among its constituent businesses. In particular, through the implementation of its acquisition strategy, the Company believes there will be substantial opportunity to increase and optimize plant efficiencies. The Company also believes that it can reduce costs by purchasing certain raw materials such as inks and paper on a larger scale. The Company also plans to centralize the purchasing of medical and general liability insurance, the banking relationships of its Operating Subsidiaries and future acquired operations as well as the administration of various employee benefit programs in order to effect general, administrative and interest savings. In addition, the Company believes that its multiple-plant capacity will enable it to attract new customers and retain existing customers.


INVEST IN NEW TECHNOLOGIES TO INCREASE OPERATING RESPONSIVENESS

The market for label and packaging products is becoming increasingly specialized as a result of the trends currently underway in the packaging industry. In response to these trends, packaging customers have begun to frequently redesign the packaging of their products by upgrading the quality and complexity of the components or the design of the packaging application. Management believes that investments in new packaging and labeling technologies will allow the Company to provide packaging products with features that add value to the package and provide the Company with added operating flexibility which will allow it to service its customer far more effectively. Pursuant to this strategy, the Company is a participant in the Digital Label Alliance, an industry consortium formed to develop and commercialize digital press technology for the label industry.

PRODUCTS AND SERVICES

Through its Operating Subsidiaries, the Company provides a wide array of packaging products, including pressure sensitive labels for the consumer products, food packaging and direct mail industries, glue-applied labels for the liquor, wine, candy and cigar industries, and specialty rigid packaging for the eyewear industry. In addition, the Company provides commercial printing services, foil-stamping for the trading card industry, promotional packaging and materials, and, to a lesser extent, flexible packaging solutions.

LABEL PRODUCTION

The Company's Wisconsin Label, St. Louis Litho and Blake Printery Operating Subsidiaries have more than 150 years combined experience in the label production segment of the packaging industry. These Operating Subsidiaries together provide a full range of label design and printing products and services to more than 4,000 customers throughout the United States and abroad. In fiscal 1996, approximately 79% of the Company's pro forma sales were derived from the sale of labels. The table below sets forth a representative selection of the leading customers of these three Operating Subsidiaries.


- ----------------------------------------------------------------------------------------------------

WISCONSIN LABEL                   ST. LOUIS LITHO                   BLAKE PRINTING
- --------------------------------  --------------------------------  --------------------------------
Sara Lee Corporation              Barton Incorporated               Sebastiani Vineyards, Inc.
Dittler Brothers, Incorporated    Heaven Hill Distilleries, Inc.    The Wine Group, Inc.
Federal Express Corporation       Russel Stover Candies, Inc.       The Robert Mondavi Corporation
 (through Graphic Systems,        United Distillers Inc.            Fetzer Vineyards
 Incorporated)                    Heublein, Inc.                    C. Mondavi & Sons
Fingerhut Corporation             David Sherman Enterprises, Inc.   James Mirassou
American Family Publishing        United States Distilled Products  (d/b/a Mirassou Vineyards)
 Corporation                      Company                           Chateau Julien, Inc.
Graphic Management Corporation    McCormick & Company,              Sutter Home Winery, Inc.
Trico Solutions, Inc.             Incorporated                      Schramsberg Vineyards Company
Beatrice Foods Co.                Seagram Inc.
H.J. Heinz Company                Constable-Hodgins Printing Co.,
                                  Inc. (for Fleer Corp. and Sky
                                  Box
                                  International Incorporated)

WISCONSIN LABEL. According to industry sources, Wisconsin Label was the fifteenth largest U.S. label converter in 1996 based on revenues, specializing in the production of pressure sensitive labels including consumer products labels, industrial labels and direct mail labels. Consumer products labels are used by companies such as Sara Lee Corporation, Beatrice Company and H.J. Heinz Company to identify, describe or add value to their products. Wisconsin Label is a primary supplier of thermal direct mail labels to Federal Express.


In addition to pressure-sensitive labels, Wisconsin Label specializes in several types of niche printing, including commercial sheet fed offset printing of litho labels, product sheets and folded coupons. Wisconsin Label also provides screen printing for large banners, original equipment manufacturer decals and safety/emergency markings for industrial applications.

Wisconsin Label owns a 20% equity interest in DB Acquisition Corp., the parent of Dittler Brothers, a commercial printer servicing the airline, hospitality, governmental, gaming, retail and commercial printing markets. Wisconsin Label has also entered into a joint venture with Dittler Brothers, pursuant to which Wisconsin Label and Dittler Brothers have agreed to jointly undertake certain specialty printing business. In fiscal 1996, sales to Dittler Brothers accounted for approximately 7% of the overall sales of Wisconsin Label. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Operating Subsidiaries - Wisconsin Label" and "Certain Relationships and Related Party Transactions - Certain Transactions Involving the Operating Subsidiaries."

Wisconsin Label is a founding partner of the Digital Label Alliance, a consortium of label converters and printing equipment suppliers that develops and commercializes innovative digital press technology for the label converting industry.

Approximately 87% of Wisconsin Label's revenues in fiscal 1996 was derived from the sale of label products and services.

ST. LOUIS LITHO. St. Louis Litho is one of the premier printers of high quality product labels for the liquor and candy industries, and a leading provider of specialized printing to the trading card industry. St. Louis Litho possesses expertise in several processes with which it produces more colorful, detailed and distinctive labels than those produced by many traditional label printers.

St. Louis Litho has special expertise in printing labels on foil-laminated and metallized paper. The reflective traits of this paper give labels a higher quality appearance than traditional paper stock. The metallized printing process is also used to apply significant value-added enhancements to trading cards. St. Louis Litho is one of a small number of printers in the trading card industry segment with the capability to print on foil-laminated and metallized paper. St. Louis Litho also uses other specialized processes such as gold embossing and bronzing to add additional color and texture to the labels and cards it produces, thus further enhancing their appearance. St. Louis Litho's production capabilities also include eight-color printing with special colors for producing elaborate labels, gloss coating for scuff resistance and precision cutting for distinctive shapes.

Approximately 81% of St. Louis Litho's revenues in fiscal 1996 were derived from the sale of labels to the liquor industry.

BLAKE PRINTING. Blake Printing is a specialty printer of value-added labels for the domestic wine industry. The label on a wine bottle is the primary marketing tool used to differentiate the product of one winery from that of another. Wine producers are, therefore, highly sensitive to the quality of the labels placed on their bottles. To meet these customers' demands for distinctive label products, Blake Printery offers a range of special printing processes designed to differentiate the wine bottle and enhance its value. These processes include textured multi-level embossing, intricate foil stamping, die cutting of exotic shapes and high gloss scuff-resistant coating. In addition, Blake Printing produces its wine labels on computerized, state-of-the-art printing presses capable of applying six colors of ink in a single pass.

Approximately 51.5% of the revenues of Blake Printing in fiscal 1996 were derived from the sale of labels to the wine industry.

SPECIALTY RIGID PACKAGING


CALOPTICAL. The Company believes that CalOptical is the largest manufacturer and distributor of quality eyeglass and sunglass cases in the United States based on revenues, and specializes in providing distinctive, value-added packaging. In the year ended June 30, 1996, CalOptical sold more than 10 million eyeglass and sunglass cases. CalOptical's philosophy is to create products that its customers can use to enhance the eyewear they sell. To this end, CalOptical brings a fashion oriented approach to its packaging by sourcing the latest styles, materials and designs. While approximately 75% of its products are manufactured at its own plant in California, approximately 25% of its products are imported from China.


CalOptical sells its products to more than 15,000 national optical chains, retail chains, HMOs and independent eye care professionals, as well as several non-optical customers. The table below sets forth a representative selection of the leading customers of CalOptical.

LensCrafters, Inc.                     Kaiser Permanente
Wal-Mart Stores, Inc.                  Lantis Eyewear Corporation
Eye Care Centers of America, Inc.      Price Costco International, Inc.
KMart Corporation                      The Timberland Company
Cases Unlimited, Inc.                  Minneapolis Optical Case Co., Inc.

CalOptical holds two patents: the "Vertical Divider" and the "Nose Block Insert," both of which provide more protection for eyewear than is commonly found in traditional eyewear packaging.

Substantially all of the revenues of CalOptical in fiscal 1996 were derived from the sale of eyeglass and sunglass packaging.

PRINTING AND PUBLISHING


Blake Printing, through its Poor Richard's Press division, produces brochures, promotional material and general business printing. Poor Richard's Press operates five state-of-the-art commercial printing facilities, each of which is the largest commercial printer in the community it serves. These operations have the capability to accept information digitally from customers via the Internet or a floppy disk, transfer the information to an electronic printer, and print, assemble and bind the output with no manual manipulation. According to CAP Ventures, a specialist in the print-on-demand industry, the on-demand digital printing and imaging sector of the graphic communications industry grew from approximately $3 billion in 1992 to approximately $8 billion in 1996, a compounded annual growth rate of 28%. Customers of Poor Richard's Press include California State University, the Coastal Unified School District and San Luis Obispo County Government. In fiscal 1996, Blake Printing derived approximately 48.5% of its sales from its printing and publishing business. In addition, Wisconsin Label prints instant redeemable coupons, direct mail pieces, product identification tags, and other promotional material. In the year ended December 31, 1996, approximately 8.1% of the pro forma revenues of the Company were derived from Printing and Publishing Services.


FLEXIBLE PACKAGING

Through its American Creative Packaging division, Wisconsin Label has recently expanded its packaging offerings to include a limited selection of flexible packaging solutions. American Creative Packaging produces promotional packaging for sales development, special events and marketing programs. American Creative Packaging provides FDA-approved materials and white room capability for shrink wrapping, overwrapping, bandoliering, skin packaging and blister packaging. The Company intends to pursue strategic acquisitions of, or business alliances with, packaging companies to enhance its offerings of flexible packaging products and services. Three percent of the total sales of Wisconsin Label were derived from flexible packaging in fiscal year 1996. There can be no assurance that the Company's new flexible packaging products will gain market acceptance or that the Company will be able to complete acquisitions of other flexible container packaging manufacturers or that any such acquisition, if completed, will be successful. See "Risk Factors - Risks Associated with Expansion."

SALES AND MARKETING

The Company's marketing strategy involves providing label and packaging solutions tailored to each customer's packaging needs. Each Operating Subsidiary has its own sales personnel, and, as of March 31, 1997, there were a total of 68 salespersons employed by all of the Operating Subsidiaries. The Company intends to focus sales personnel on cross-selling opportunities resulting from the integration of the Operating Subsidiaries. In addition, the Company's incentive-based compensation program encourages employees to build existing business and generate new business leads.

The Company intends to leverage its production resources across all its Operating Subsidiaries to maximize cost savings, increase productivity and build the range of products and services it offers its customers. Further, the Company plans to conduct Company-wide training of its sales personnel to improve sales skills and to create opportunities for the cross-selling of its products and services to existing and new customers.

Wisconsin Label sells its products through 30 salespersons employed directly by the Company who are paid a combination of salary and commission. Salespeople generally sell a broad range of Wisconsin Label products across a geographic region, though some sales persons sell only specific product lines or to specific customers. In addition, Wisconsin Label contracts with 17 independent agents paid on a commission basis.

St. Louis Litho employs six sales representatives, each of whom works out of the Company's St. Louis office and is assigned to a particular account or accounts. The sales force is compensated through salary and commission. In addition, St. Louis Litho has contracts with four independent brokers. Senior management of St. Louis Litho is also directly involved in sales as well as helping build long-term relationships with customers.

The Blake Printery division of Blake Printing markets its products and services through six commissioned-based, direct salespersons, who each sell an assigned range of labels. Most large wineries, which comprise a significant portion of the Company's customer base, require a lengthy qualification process before a sale to a new customer can be completed. This process, which often takes several months, involves trial runs in which agreements on all aspects of the job, including order entry, production and final invoicing are made. After qualification, however, labels are often reordered on a regular basis for several years. Poor Richard's Press markets its products and services through television and direct mail. Brochures, displays, and business trade shows are also utilized. Larger businesses and governmental agencies are contacted directly at their place of business by in-house salespersons.

CalOptical sells its products to national eye care chains and retailers through its president and sales managers. In addition, products are sold through direct sales representatives and direct mail advertising to individual eye care professionals and small eyeglass and sunglass chains. CalOptical employs three sales managers, five traveling salespersons and two telemarketers, each of whom is compensated through salary and commission. CalOptical also has contracts with eighteen independent traveling salespersons and four independent representatives, each of whom is compensated through commission only. CalOptical also utilizes two exclusive distributors who maintain their own sales force, inventory and distribution facilities in certain territories in the United States. CalOptical advertises in national trade publications and quarterly large direct mail campaigns. CalOptical's management also frequently attends trade shows in the optical and retail industries.

The Company generally does not enter into long-term sales contracts with its customers requiring them to make purchases from the Company. A significant amount of the Company's work is contracted for on an individual project basis, with the pricing terms for such projects determined by a bidding process. The Company's sales are generally evidenced by a purchase order and similar documentation limited to a specific sale. As a result, a customer from whom the Company generates substantial revenue in one period may not be a substantial source of revenue in a subsequent period. In addition, the Company's customers generally have the right to terminate their relationships with the Company without penalty and on little or no notice. In the absence of such long-term contracts, there can be no assurance that these customers will continue to purchase products from the Company, and thus there can be no assurance that the Company will be able to maintain a consistent level of sales. The termination of the Company's business relationship with any of its significant customers or a material reduction in sales to a significant customer could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

There is substantial competition in the packaging industry. The Company competes with distributors and manufacturers of packaging products based in the United States and, to a limited extent, overseas. Many of the Company's competitors have greater name recognition, established operating histories and, in many cases, substantially greater financial and other resources than the Company. Such competitors may use their economic strength to influence the market to continue to buy their products which compete with the Company's products.

Within the pressure sensitive label markets, the Company competes with large nationally recognized packaging companies as well as numerous smaller local competitors in this market. Avery Dennison Corporation, Sonoco Products Company and Lawson Mardon Packaging USA Inc. are among the larger direct competitors, although the bulk of the competition that the Company faces comes from printing companies that are smaller than the Company and that operate within particular niche markets. The Company believes that it is one of the largest producers of glue-applied wine and liquor labels, although other major label producers for these industries include Fleming Packaging Corporation and Lawson Mardon Packaging USA Inc. Within the trading card industry, there are only a few competitors that have the ability to produce the quantities of metallized paper needed to compete effectively. Within the optical packaging market, the Company believes it is the largest manufacturer and distributor of quality eyeglass and sunglass cases. In addition, there are a small number of smaller regional competitors who compete with the Company for various regional accounts.

In addition, new competitors may arise and may develop products which compete with the Company's products. Moreover, some of the Company's current customers presently, or in the future may, compete with the Company. There can be no assurance that new or proprietary technology will not be introduced by an existing or new competitor that may make the Company's products or services obsolete. To the extent that the Company is unable to compete successfully against its existing and future competitors, its business, operating results and financial condition would be materially adversely affected. See "Risk Factors - Competition." While the Company believes that it competes effectively within the packaging industry, there are several factors that could reduce the Company's ability to compete effectively. The Company cannot assure that additional competitors with greater resources than the Company will not enter the industry and compete effectively against the Company or that the consolidation trend in the industry will continue.

PRODUCT DEVELOPMENT


The Company maintains research and development efforts in all of its Operating Subsidiaries in order to explore new product ideas and marketing strategies. A central focus of this effort is to adapt existing products and design new products to meet the rapidly changing demands of its customers and enable the Company to become a single source supplier for its customers. Wisconsin Label is an active participant in the Digital Label Alliance, an industry consortium formed to develop and commercialize digital press technology for the label industry. The Poor Richard's Press division of Blake Printing, for example, is in the forefront of developing electronic printing methods that allow the Company to accept material for printing digitally. CalOptical is exploring the potential to distribute products that are complementary to its current optical case product line, including eyeglass chains, cleaning cloths and reading glasses, as well as other specialty rigid packaging products.


The Company's future growth will depend in part on its ability to successfully develop and manufacture new product offerings that meet the evolving needs of customers. The development and manufacture of new products depends in part on the Company's ability to upgrade current production technology and methods as well as to develop the processes required to create such new products. The Company may not be successful in anticipating customer needs or in selecting and developing new and enhanced machinery, technology or processes on a timely basis. There can be no assurance that the Company will have the financial resources or will otherwise be able to upgrade its production technology and methods or that the Company will be able to introduce new products that meet the future needs of customers. Failure to regularly develop and introduce new products successfully could materially and adversely impact the Company's future growth and profitability. See "Risk Factors - Dependence on New Product Offerings."

SOURCES OF SUPPLY

The Company generally does not have long-term agreements with its key sources of supply. The Company believes that it has good relationships with its suppliers and has alternate sources of supply for its raw materials. Lead times for materials ordered by the Company can vary significantly and depend on factors such as the specific supplier, contract terms and demand for particular materials at a given time. From time to time, the Company has experienced fluctuations in materials prices. The Company generally has been able to pass through raw material cost increases to its customers. However, there can be no assurance that the Company will be able to pass on such costs in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Shortages or disruptions in the supply of materials, or the inability of the Company to procure such materials from alternate sources at acceptable prices in a timely manner, could lead to the loss of customers due to the failure to timely meet orders which in turn could result in a material adverse effect on the Company's business, financial condition and results of operations.

PERSONNEL AND TRAINING


As of June 30, 1997, the Company on a combined basis employed 1,190 people on a full time basis and 103 people on a part time basis. The Company provides training upon hire, as well as advanced and follow-up training depending on the technical level of the position. Certain of the Company's employees in its St. Louis Litho Subsidiary are represented by the Graphic Communications International Union (the "GCIU"). Two collective bargaining agreements are in place between the Company and the GCIU. Both of these agreements expire at the end of July, 1999. The Operating Subsidiaries have never experienced a work stoppage. The Company believes that its relations with its employees are good.


Each of the Operating Subsidiaries has implemented various incentive and profit sharing programs that have been fundamental to the growth and success of the Operating Subsidiaries' businesses. For example, Wisconsin Label has implemented a "share-the-profits" program that provides each of its employees with a bonus based on Wisconsin Label's profitability. The Company intends to continue and enhance the incentive and profit sharing programs throughout the Company after the Offering.

Following consummation of the Offering, the Company's business will depend to a significant extent on the efforts and abilities of the executive officers of the Company and its Operating Subsidiaries. The loss of the services of any one or more of these persons could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's business will also be dependent on its ability to continue to attract and retain qualified personnel, including key management, in connection with future acquisitions.

FACILITIES


The Company's corporate headquarters are located in a 4,500 square foot leased space in San Francisco, California. The lease expires in 1999. In addition, as of June 30, 1997, the Company maintained material facilities listed below. The Company believes that these existing facilities, as well as planned facilities, are adequate for the Company's current and near-term future operations.


- ----------------------------------------------------------------------------------------------
   OPERATING                               SQUARE
   SUBSIDIARY            LOCATION          FOOTAGE                TYPE OF FACILITY
- ----------------  ----------------------  ---------   ----------------------------------------
WISCONSIN LABEL   Algoma, WI (1)            135,290   Headquarters and production
                  Algoma, WI (2)              7,500   Wisconsin Screen division headquarters
                                                        and production
                  Palatine, IL (3)            8,000   Distribution
                  Heath, OH (1)              35,000   Label Graphix division headquarters and
                                                        production
                  Peachtree City, GA (1)     42,000   Voxcom division headquarters and
                                                        production
                  Oak Creek, WI (4)          67,780   American Creative Packaging and Victory
                                                        Graphics division headquarters and
                                                        production
ST. LOUIS LITHO   St. Louis, MO (1)          89,000   Headquarters and production
                  St. Louis, MO (5)          24,000   Warehousing
CALOPTICAL        San Leandro, CA (6)        48,600   Headquarters, production and warehousing
                  Memphis, TN (7)             7,500   Distribution warehousing
BLAKE PRINTING    San Luis Obispo, CA        38,000   Headquarters and production
                  (8)
                  Arroyo Grande, CA (10)        (9)   Poor Richard's Press location
                  Santa Maria, CA (11)          (9)   Poor Richard's Press location
                  Paso Robles, CA (12)          (9)   Poor Richard's Press location
                  Atascadero, CA (13)           (9)   Poor Richard's Press location

- ------------------------
(1) Facility is owned by Operating Subsidiary.
(2) Lease expires in March 2001.

(3) Lease expires in August 1998.

(4) Lease expires in March 2004.
(5) Lease expires in May 1999.
(6) This facility is covered by two leases, which expire in October 2002 and April 2003.
(7) Lease expires in January 1999.
(8) Facility is leased from an executive officer of Blake Printing. Lease expires in December 2001.
(9) Total square footage of all four Poor Richard's Press locations is 17,000. One of these locations is leased from an executive officer of Blake Printing.
(10) Lease expires in June 1998.
(11) Lease expires in December 2001.
(12) Lease expires in December 1997.
(13) Lease expires in July 1998.

Certain of the Company's products are manufactured at either a single manufacturing facility or a limited number of manufacturing facilities. Since the Company does not currently operate multiple facilities in different geographic areas, a disruption of the Company's manufacturing operations resulting from various factors, including human error, government intervention or a natural disaster such as fire, earthquake or flood, could cause the Company to be required to cease or limit its manufacturing operations and consequently could have a material adverse effect on the Company's business, financial condition or results of operations.

ENVIRONMENTAL REGULATIONS

Certain of the Operating Subsidiaries use hazardous materials in their manufacturing operations. As a result, the Company is subject to federal, state and local regulations governing the storage, use and disposal of such materials. The use and disposal of hazardous materials involves the risk that the Company could be required to incur substantial expenditures for preventive or remedial action, reduction of chemical exposure, or waste treatment or disposal. The liability in the event of an accident or the costs of such actions could exceed the Company's resources or otherwise have a material adverse effect on the Company's business, financial condition or results of operations. The Company is not aware of any non-compliance with any environmental or hazardous materials regulations that would have a material adverse effect on the Company's business, financial condition or results of operations.

CAPITAL EQUIPMENT


As of June 30, 1997, the Company owned and operated the capital equipment listed below. The Company believes that this existing capital equipment, as well as planned capital expenditures, are adequate for the Company's current and near-term future operations.


- ---------------------------------------------------------------------------
OPERATING
SUBSIDIARY         TYPE OF EQUIPMENT                                 UNITS
- -----------------  -------------------------------------------  -----------
WISCONSIN LABEL    Narrow web flexographic press                        43
                   14-color narrow web flexographic press                1
                   6-color sheet fed commercial offset
                    printing press                                       2
                   4-color sheet fed commercial offset
                    printing press                                       2
                   Computer workstation for production of
                    artwork                                             39
                   Folder                                                9
                   Saddle stitcher                                       2
                   Cutter                                                8
                   Overwrapper                                          13
ST. LOUIS LITHO    8-color press                                         1
                   6-color press                                         1
                   2-color press                                         1
                   Pre-press work station                                5
                   Digital color proofer                                 1
                   Imagesetter                                           1
                   Imposer                                               1
                   Embosser                                              1
                   Embosser/stamper                                      5
                   Bronzer                                               2
                   Coater                                                1
                   Cutter                                               12
                   Shrink wrap machine                                   2
                   Sheeter                                               1
CALOPTICAL         Fabric cutting machine                                5
                   Sewing machine                                       44
                   Lining machine                                       10
BLAKE PRINTING     6-color press                                         2
                   4-color press                                         1
                   2-color press                                         9
                   1-color press                                         6
                   Drum scanner                                          1
                   Flatbed scanner                                       4
                   Imagesetter                                           1
                   Image assembler                                       1
                   Electronic printer                                    6
                   High-speed copier                                     8
                   Foil/embossing press                                  6
                   Paper cutter                                          7
                   Saddlewire stitcher                                   1
                   Paper folder                                          6
                   Perfect binder                                        1

LEGAL PROCEEDINGS


None of FirstPak, Inc. or any of Operating Subsidiaries is currently engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the business, financial condition or results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following table sets forth certain information concerning the executive officers, directors and key employees of the Company following the consummation of the Offering.


- ------------------------------------------------------------------------------------------
NAME                      AGE                    POSITION WITH THE COMPANY
- ----------------------    ---     --------------------------------------------------------
William T. Leith          50      Chairman of the Board of Directors, President and Chief
                                   Executive Officer
Vincent F. Titolo         57      Vice Chairman of the Board of Directors
Eric R. Roberts           52      Senior Vice President and Chief Financial Officer
Eric R. Menke             30      Vice President, Business Development
Gary S. Yellin            46      Vice President and Controller
John D. Menke             55      Director
R. Michael Mondavi        53      Director
Terrence R. Fulwiler      46      Chief Executive Officer, Wisconsin Label, and Director
Richard C. Blake          49      Chief Executive Officer, Blake Printing, and Director
Ben Kraft                 47      Chief Executive Officer, St. Louis Litho
Larry Nathanson           53      Chief Executive Officer, CalOptical
Daniel R. Fulwiler        38      Chief Operating Officer, Wisconsin Label, and Director
Jay K. Tomcheck           37      Vice President of Finance, Wisconsin Label, and Director



The Company's Restated Certificate of Incorporation and Bylaws provide for three classes of directors. Messrs. Tomcheck and Daniel Fulwiler are Class I directors and will serve until the annual meeting of stockholders in 1998. Messrs. John D. Menke, Mondavi and Blake are Class II directors and will serve until the annual meeting of stockholders in 1999. Messrs. Titolo, Leith and Terrence Fulwiler are Class III directors and will serve until the annual meeting of stockholders in 2000. After these directors' initial terms expire, newly elected directors shall serve for a three-year term or until their successors are duly elected and qualified.


The Company's Bylaws provide for a Board of Directors comprised of between five and eleven members, as determined by the Board of Directors. The Board is currently set at eight members. After consummation of the Offering, the Board of Directors will, by resolution, increase the number of directors to nine, thereby creating one vacancy, which the Company's Bylaws authorize the Board of Directors to fill. The Company intends to appoint one additional person who is not an officer or employee of the Company or the Operating Subsidiaries to the Board of Directors within 90 days after consummation of the Offering and is required to do so to maintain its listing on the Nasdaq National Market. The additional independent director will be appointed as a Class I director. In the event the Company does not add such independent director within 90 days following the Offering, the Company could be delisted from the Nasdaq National Market, which could have an adverse effect on the liquidity and price of the Common Stock.

Messrs. Terrence Fulwiler, Blake, Daniel Fulwiler and Tomcheck have been appointed to the Board of Directors in connection with the Acquisitions. Certain stockholders of the Company will enter into the Stockholders' Agreement pursuant to which such stockholders will agree to vote for two nominees of the former shareholders of Wisconsin Label (the "Wisconsin Label Nominees") who will be nominated to the Board of Directors of the Company at the first annual meeting of stockholders. The Stockholders' Agreement provides that one of the Wisconsin Label Nominees will resign from the Board of Directors on or after August 1, 1998 upon the approval and appointment by the Board of Directors of an additional independent director. In addition, the Company's Restated Certificate of Incorporation provides that in the event that Terrence Fulwiler or either of the Wisconsin Label Nominees leaves the Board prior to the date that is three years from the consummation of the Offering in the case of Terrence Fulwiler and prior to the date that is four years from the consummation of the Offering in the case of either of the Wisconsin Label Nominees, as a result of death, resignation, disqualification, removal or certain other causes, the Board will appoint a nominee of the former Wisconsin Label shareholders to serve out the term of the departing board member.

Subject to the employment agreements described below, all executive officers of the Company hold office at the discretion of the Board of Directors. The Company intends to appoint a Chief Financial Officer prior to consummation of the Offering.


WILLIAM T. LEITH. Effective September 1, 1997, Mr. Leith became Chairman of the Board of Directors, President and Chief Executive Officer of the Company. From 1980 to 1996, Mr. Leith served in various positions, most recently as President and Chief Executive Officer of Unisource Worldwide, Inc., then a division of Alco Standard Corporation. Mr. Leith received a B.B.A. degree from Marshall University.



VINCENT F. TITOLO. Mr. Titolo has served as Vice Chairman of the Board of Directors of the Company since September 1997. From February 1996 until September 1997, Mr. Titolo served as Chairman of the Board of Directors of the Company. From February 1996 until June 1997, Mr. Titolo was also Chief Executive Officer of the Company. From June 1989 to the present, Mr. Titolo has been the Chief Executive Officer of Menke Titolo Capital Corporation, an investment banking firm specializing in ESOP and management buyouts. Mr. Titolo received a B.S. degree from Fordham University.



ERIC R. ROBERTS. Mr. Roberts has served as Chief Financial Officer of the Company since August 1997. From 1968 to August 1997, Mr. Roberts served in various positions, most recently (since 1978) as a partner of Deloitte & Touche LLP. Mr. Roberts received both a B.S. degree and an M.B.A. degree from the University of California, Berkeley. Mr. Roberts is a certified public accountant.


ERIC R. MENKE. Mr. Menke has served as Vice President for Corporate Development of the Company since its founding in February 1996. From March 1995 to the present, Mr. Menke has been Vice President of Menke Titolo Capital Corporation. From May 1993 to February 1995, Mr. Menke was an ESOP investment adviser with Kidder, Peabody & Co., Incorporated. Mr. Menke received a B.A. degree from the University of Southern California and an M.B.A. from Northwestern University.

GARY S. YELLIN. Mr. Yellin has served as Vice President and Controller of the Company since its founding in February 1996. From 1995 to the present, Mr. Yellin has been Senior Vice President of Menke Titolo Capital Corporation. From 1991 to 1995, Mr. Yellin was Chief Financial Officer with Sunderland Insurance Services, Inc. Mr. Yellin received a B.A. from the State University of New York at Binghamton and an M.B.A. from California State University at Hayward. Mr. Yellin is a certified public accountant.

JOHN D. MENKE. Mr. Menke has been a Director of the Company since its founding in February 1996. From June 1989 to present, Mr. Menke has been the President of Menke Titolo Capital Corporation. Mr. Menke received a B.A. degree from the University of Texas and an L.L.B. from Yale Law School.

R. MICHAEL MONDAVI. Mr. Mondavi has served as a Director of the Company since May 1997. Mr. Mondavi co-founded The Robert Mondavi Corporation in 1966 and currently serves as its President and Chief Executive Officer. Mr. Mondavi has served as Chairman of the Wine Institute and of the Napa Valley Vintners Association and as a director of the American Vineyard Foundation. Mr. Mondavi received a bachelor's degree from Santa Clara University.

TERRENCE R. FULWILER. Mr. Fulwiler has served as Chief Executive Officer of Wisconsin Label since 1986. Mr. Fulwiler will continue to serve as Chief Executive Officer of Wisconsin Label and will become a member of the Board of Directors of the Company following consummation of the Acquisitions and the Offering. Mr. Fulwiler serves on the Board of Directors of the Tag & Label Manufacturer's Institute and of Dittler Brothers, Incorporated. Mr. Fulwiler is also Vice Chairman of Bellin Health Systems, Inc. in Green Bay, Wisconsin. Mr. Fulwiler received a B.S. degree from the University of Michigan.

RICHARD C. BLAKE. Mr. Blake has served as Chief Executive Officer of Blake Printing since 1972. Mr. Blake will continue to serve as Chief Executive Officer of Blake Printing and will become a member of the Board of Directors of the Company following consummation of the Acquisitions and the Offering. Mr. Blake received a B.S. degree from the University of California at Berkeley.

BEN KRAFT. Mr. Kraft has served as President and Chief Executive Officer of St. Louis Litho since 1987. Mr. Kraft will continue to serve as Chief Executive Officer of St. Louis Litho following consummation of the Acquisitions and the Offering. Mr. Kraft is a member of the executive committee and is past president of the Label Printing Industries of America. Mr. Kraft received a B.S. degree from Southeast Missouri State University.

LARRY NATHANSON. Mr. Nathanson has served as President of CalOptical since 1992. Mr. Nathanson will continue to serve as Chief Executive Officer of CalOptical following consummation of the Acquisitions and the Offering. From 1987 to 1992, Mr. Nathanson served as President of International Apparel Sourcing. Mr. Nathanson received a B.S. degree from California State University.

DANIEL R. FULWILER. Mr. Fulwiler has served as Chief Operating Officer of Wisconsin Label since 1991. Mr. Fulwiler will continue to serve as Chief Operating Officer of Wisconsin Label and will become a member of the Board of Directors of the Company following consummation of the Acquisitions and the Offering. Mr. Fulwiler received a B.S. degree from the University of Wisconsin Green Bay.

JAY K. TOMCHECK. Mr. Tomcheck has served as Vice President of Finance of Wisconsin Label since 1991. Mr. Tomcheck will continue to serve as Vice President of Finance of Wisconsin Label and will become a member of the Board of Directors of the Company following consummation of the Acquisitions and the Offering. Mr. Tomcheck received a B.S. degree from the University of Wisconsin Stevens Point and an M.B.A. from the University of Wisconsin Oshkosh.

John Menke is Eric Menke's father. Terrence Fulwiler and Daniel Fulwiler are brothers. There are no other family relationships among the directors and executive officers of the Company. Certain executive officers, directors and employees of the Company are or have in the past been parties to transactions with the Company or the Operating Subsidiaries. See "Certain Relationships and Related Party Transactions."

COMMITTEES OF THE BOARD OF DIRECTORS

Within 90 days after consummation of the Offering, the Company's Board of Directors will establish an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee.

The Company's Restated Certificate of Incorporation provides that the Company will form an Executive Committee of the Board of Directors. The responsibilities of the Executive Committee will include to undertake, between board meetings, those functions of the Board of Directors regarding the regular operation of the Company over which the full Board of Directors has authority. The Executive Committee will consist of not less than three members and, the Company's Restated Certificate of Incorporation provides that for a period of three years after the Offering, so long as Terrence Fulwiler continues to serve as a member of the Board of Directors Terrence Fulwiler will serve as one of the members of the Executive Committee.

The responsibilities of the Audit Committee will include recommending to the Board of Directors the independent auditors to be selected to conduct the annual audit of the books and records of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, reviewing the accounting and financial controls of the Company with the independent auditors and the Company's financial and accounting staff, and reviewing and approving transactions between the Company and its directors, officers and affiliates. It is currently anticipated that the Audit Committee will be composed of three independent directors.

The Compensation Committee will provide a general review of the Company's compensation plans to ensure that they meet corporate objectives. The responsibilities of the Compensation Committee will also include administering the Company's 1997 Stock Plan, including selecting the officers and salaried employees to whom awards will be granted. It is currently anticipated that the Compensation Committee will be composed of three independent directors.

The Company's Restated Certificate of Incorporation provides that the Company will form a Nominating Committee of the Board of Directors. The Nominating Committee will report to the Board of Directors regarding nominees for directors to be presented to the Company's stockholders for election. The Company's Restated Certificate of Incorporation provides that for so long as the former Wisconsin Label shareholders hold, in the aggregate, not less than 20% of the outstanding Common Stock and a Wisconsin Label Nominee continues to serve as a member of the Board of Directors, one member of the Nominating Committee will be a Wisconsin Label Nominee chosen by the Board of Directors.

DIRECTOR COMPENSATION


Directors who are not officers or employees of the Company or an Operating Subsidiary are entitled to receive an annual retainer fee of $10,000, plus $1,000 and reimbursement of expenses for each meeting of the Board of Directors and $750 and reimbursement of expenses for each committee meeting that they attend in person. In addition, non-employee directors will receive certain formula grants of non-qualified stock options under the Company's 1997 Stock Plan. See "--1997 Stock Plan." Directors who are also officers or employees of the Company or an Operating Subsidiary will not receive any additional compensation for serving on the Board of Directors. In connection with his agreement to join the Board in June 1997, Mr. Mondavi will be granted options to purchase 20,000 shares of Common Stock of the Company at an exercise price of $10.50 per share which will vest upon consummation of the Offering.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

The Company's Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability
(i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. See "Description of Capital Stock - Limitation of Liability; Indemnification."

The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by Delaware law. See "Description of Capital Stock - Limitation of Liability; Indemnification."

The Company intends to enter into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Company's Restated Certification of Incorporation and Bylaws. These agreements, among other things, will indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

At present, there is no pending litigation or proceeding involving any director, officer, promoter, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION


The predecessor to FirstPak, Inc. was incorporated in February 1996 and has conducted no substantial operations to date. Effective upon consummation of the Acquisitions and for the balance of 1997, the Company anticipates that it will, pursuant to employment agreements, pay compensation based on the following annual salaries to

William T. Leith, its Chairman of the Board of Directors Chief Executive Officer, and to the four other individuals named below who are executive officers of the Company and who the Company believes will be its three other most highly compensated executive officers in 1997 (together, the "Named Executive Officers").



                                                        -------------------------------------
                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                                                -------------
                                                                                   SECURITIES
                                                           ANNUAL COMPENSATION     UNDERLYING
NAME AND POSITION                                        SALARY($)    BONUS($)     OPTIONS(#)
- ------------------------------------------------------  ----------  ----------  -------------
 William T. Leith                                        $50,000(1)   50,000(1)     407,143(2)
   Chairman of the Board of Directors,
   President and Chief Executive Officer (1)
 Vincent F. Titolo                                         300,000           -              -
   Vice Chairman of the Board of Directors
 Eric R. Roberts                                           225,000      50,000       85,000(2)
   Senior Vice President and Chief Financial Officer
 Eric R. Menke                                             135,000           -              -
   Vice President, Business Development
 Gary S. Yellin                                            135,000           -       50,000(3)
   Vice President and Controller


- ------------------------------

(1) Mr. Leith's employment contract provides for an annual base salary for the first two years of employment of $50,000 which shall increase thereafter to an amount per year based on increases in certain operating performance criteria during Mr. Leith's employment term.


(2) Mr. Leith has been granted 257,143 options and Mr. Roberts has been granted 55,000 Options at an exercise price of $3.50 per share (based upon an assumed initial public offering price of $14.00 per share) which will vest upon consummation of this Offering. The shares of Common Stock issuable upon exercise of these options may not be sold for two years from the date of grant. In addition, Mr. Leith has been granted options to purchase 150,000 shares and Mr. Roberts has been granted options to purchase 30,000 shares at the initial public offering price; these options will vest in two equal annual installments commencing on the first anniversary of the date of grant.


(3) Options granted at an exercise price of $5.35 per share (the fair market value of the Common Stock of FirstPak, Inc. on the date of grant), 25,000 of which will vest upon consummation of this Offering; the balance of the options will vest in four equal annual installments commencing on the first anniversary of the date of grant.


EMPLOYMENT AGREEMENTS


Effective as of the consummation of the Offering, the Company will enter into five-year employment agreements with each of the Named Executive Officers, except Mr. Menke, with whom the Company will enter into a three-year employment agreement. Each agreement provides that if, prior to expiration of the term, the employee dies, becomes permanently and totally disabled, is terminated without cause or resigns for good reason (as defined therein), the employee will be entitled to the continuation of base salary payments and health, dental and vision insurance for a period equal to one-half of the initial term of the agreement. In addition, each of the agreements provides, subject to certain exceptions, that if, prior to the expiration of the term, the employee dies, becomes permanently and totally disabled, is terminated without cause, or resigns for good reason (as defined therein) 100% of the unvested portion of any stock option or restricted stock held by the employee will accelerate and become exercisable. The base salaries for each of the above listed individuals are as follows: Vincent F. Titolo, $300,000; William T. Leith, $50,000; Eric R. Roberts, $225,000; Eric R. Menke, $135,000; and Gary S. Yellin, $135,000. Each of these individuals has also entered into a non-compete agreement which provides that, during the term of their employment with the Company and for a period of two years following termination thereof (with certain limited exceptions), the employee will not compete with the Company, assist other persons or businesses that compete with the Company, or induce any employees of the Company or its affiliates to engage in such activities or to terminate their employment. After completion of one year of service with the Company, Mr. Leith's annual bonus will be increased from $50,000 to $125,000 and thereafter Mr. Leith will be entitled to an annual bonus of up to 100% of his base salary based on meeting certain objectives set forth in the Company's business plan. Upon completion of the Offering, Mr. Leith will receive a one-time signing bonus of $225,000 and a payment of $150,000 in return for his contribution to the Company of an industry analysis prepared by him.

Pursuant to Mr. Leith's employment agreement, Mr. Leith will receive a benefits package in such an amount and of such nature customary in the industry for an individual with his level of responsibility. Mr. Roberts' employment agreement provides for bonuses of not less than $50,000 and $112,500 payable prior to April 15, 1998 and 1999, respectively; thereafter Mr. Roberts will be entitled to an annual bonus of up to 100% of his base salary based on meeting objectives set forth in the Company's business plan. In connection with the Acquisitions, certain officers and key employees of the Company who were formerly officers of the Operating Subsidiaries have entered into employment agreements with the Company on substantially the same terms and conditions, other than initial term and salary, as the Company's agreements with the Named Executive Officers. See "Certain Relationships and Related Party Transactions."


1997 STOCK PLAN


The Company's 1997 Stock Plan (the "1997 Stock Plan") was approved by the Board of Directors and the stockholders of the Company in May 1997. The 1997 Stock Plan provides for the grant of incentive stock options within the meaning of
Section 422 of the Code to employees (including officers and employee directors) and for the grant of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants. An aggregate of 2,000,000 shares of Common Stock have been reserved for issuance pursuant to the 1997 Stock Plan of which options to purchase 865,000 shares of Common Stock will be outstanding upon consummation of the Offering. Such options will include (a) options to purchase an aggregate of 522,143 shares of Common Stock at a weighted average exercise price of $7.39 to be granted to certain officers, directors, employees and consultants of FirstPak concurrently with the consummation of the Acquisitions and the Offering and (b) options to purchase an aggregate of 342,857 shares of Common Stock at an exercise price equal to the initial public offering price set forth on the cover page of the Prospectus prepared in connection with the Offering to be granted to certain officers and employees of the Operating Subsidiaries concurrently with the consummation of the Acquisitions and the Offering. Unless terminated sooner, the 1997 Stock Plan will terminate automatically in 2007.


The 1997 Stock Plan may be administered by the Board of Directors or a committee of the Board of Directors (as applicable, the "Administrator"). The Administrator has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the 1997 Stock Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1997 Stock Plan.

Incentive stock options granted under the 1997 Stock Plan may only be granted to employees (including officers and directors) of the Company. Nonstatutory stock options and SPRs may be granted to employees, directors and consultants (as defined in the 1997 Stock Plan) of the Company. Options and SPRs granted under the 1997 Stock Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Stock Plan that are vested must generally be exercised within three months after termination of the optionee's status as an employee, director or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. Shares represented by any unvested portions of the option revert back to the 1997 Stock Plan. SPRs will be exercisable pursuant to the terms of a restricted stock purchase agreement (the "Restricted Stock Purchase Agreement"). Once the SPR has been exercised, the purchaser shall have all rights of a stockholder. Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the Purchaser's employment with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the Purchaser and may be paid by cancellation of any indebtedness of the Purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

The exercise price of all incentive stock options granted under the 1997 Stock Plan as determined by the Administrator must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1997 Stock Plan is determined by the

Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. Options may be granted with an exercise price less than fair market value pursuant to a merger or other corporate transaction. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Stock Plan may not exceed ten years. Until shares are issued upon exercise of options, optionees have no right to vote or receive dividends or any other rights as stockholders by virtue of their having been granted options. The 1997 Stock Plan provides that no employee, director or consultant may be granted, in any fiscal year of the Company, options and SPRs to purchase more than 400,000 shares of Common Stock. Notwithstanding this limit, however, in connection with an employee's, director's or consultant's initial employment, he or she may be granted options or SPRs to purchase up to an additional 400,000 shares of Common Stock.


In addition, the 1997 Stock Plan provides that each director that is not also an employee of the Company or an Operating Subsidiary shall be automatically granted an option to purchase 20,000 shares of Common Stock on the later of the effective date of the plan or the date on which such person first becomes a non-employee director. Each non-employee director shall also be automatically granted an option to purchase 5,000 shares on July 1 of each year provided he or she is then a non-employee director and if, as of such date, he or she shall have served on the Company's Board of Directors for at least the preceding six months. Options granted to non-employee directors vest in three annual installments commencing on the first anniversary of the date of grant, and have a term of ten years. The exercise price of options granted to non-employee directors shall be 100% of the fair market value per share of Common Stock on the date of grant.

The 1997 Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, each option and SPR shall be assumed or an equivalent option or SPR substituted for by the successor corporation. If the outstanding options or SPRs are not assumed or substituted for by the successor corporation, the Administrator shall provide for the optionee to have the right to exercise the option or SPR as to all of the optioned stock, including shares which would not otherwise be vested or exercisable.

MANAGEMENT BONUS PLAN


The Company plans to adopt the Management Bonus Plan (the "Bonus Plan") pursuant to which the Company may grant bonuses to officers and key employees of up to 100% of each of their annual salaries. Bonuses under the Bonus Plan will be determined by the Compensation Committee based upon the attainment of performance goals established by the Compensation Committee.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS



Set forth below is a description of certain transactions and relationships between FirstPak, Inc. and certain persons who will become officers and directors and principal stockholders of the Company following the Acquisitions and the Offering. In addition, set forth below is certain information regarding transactions and relationships prior to the Acquisitions between certain of the Operating Subsidiaries and their respective officers, directors and principal stockholders.



ORGANIZATION OF FIRSTPAK, INC.



FirstPak, Inc. was founded by certain individuals associated with Menke Titolo as a holding company to acquire businesses in the label and packaging industry. In connection with its formation, FirstPak, Inc. issued, after giving effect to a recapitalization that will take place upon consummation of the Offering, and subject to certain adjustments discussed below, 1,110,667 shares of Common Stock in exchange for certain property, including the business plan for FirstPak, Inc., contributed by the founding stockholders to the following founding stockholders: Vincent F. Titolo, 444,267 shares; John D. Menke, 444,267 shares; and Eric R. Menke, 222,133 shares. Subsequent to the Acquisitions and the Offering, the 1,110,667 shares of Common Stock issued to the founders in connection with the formation of FirstPak, Inc. will represent in the aggregate approximately 10.0% of the outstanding shares of Common Stock of the Company.


For information regarding certain employment arrangements between the Company and certain directors, officers and key employees, see "Management - Employment Agreements."

THE ACQUISITIONS


Concurrently with and as a condition to the consummation of the Offering, FirstPak, Inc. will acquire in four separate transactions all of the issued and outstanding capital stock of each of the Operating Subsidiaries for an aggregate of 6,072,012 shares of Common Stock, 220,000 shares of Series A Preferred Stock and options to purchase 909,193 shares of Common Stock at a weighted average exercise price of $2.27 per share in a stock-for-stock exchange as follows:



                         ------------------------------------------------------------------
                                                            PERCENTAGE OWNERSHIP OF
                                                             COMMON STOCK OFFER TO
                                          PERCENTAGE         ACQUISITIONS AND THE       VALUE OF
                          SHARES OF   OWNERSHIP OF COMMON     OFFERING (INCLUDING       SHARES OF
                           COMMON       STOCK AFTER THE    COMMON STOCK SOLD IN THE      COMMON
OPERATING SUBSIDIARIES      STOCK        ACQUISITIONS              OFFERING)            STOCK(1)
- -----------------------  -----------  -------------------  -------------------------  -------------
Wisconsin Label           3,495,911(2)           48.7%                  31.5%          $48,942,754
St. Louis Litho           1,164,438(3)           16.2                   10.5            16,302,132
CalOptical                  714,467(4)           10.0                    6.4            10,002,538
Blake Printing              697,196(5)            9.7                    6.3             9,760,744
                         -----------             ---                     ---          -------------
    Total                 6,072,012             84.5%                   54.6%          $85,008,168
                         -----------             ---                     ---          -------------
                         -----------             ---                     ---          -------------


- ------------------------------

(1)Based upon an assumed initial public offering price of $14 per share.



(2)Excludes 220,000 shares of Series A Preferred Stock and options to purchase 515,577 shares of Common Stock at a weighted average exercise price of $3.50 per share to be issued to the stockholders of Wisconsin Label in connection with the Acquisitions. The Series A Preferred Stock is redeemable by the Company under certain circumstances for an aggregate of $11.0 million and has a deemed aggregate fair value for purposes hereof of $9.4 million. See Note 6, "Capital Stock," of Notes to Financial Statements of the Company; "Description of Capital Stock - Preferred Stock." In connection with the Acquisitions, the Company will use approximately $21.4 to repay substantially all of the indebtedness of Wisconsin Label incurred prior to the Acquisitions and outstanding on the date of this Prospectus.



(3)Excludes options to purchase 24,258 shares of Common Stock at a weighted average exercise price of $0.11 per share to be issued to the stockholders of St. Louis Litho in connection with the Acquisitions. In connection with the Acquisitions, the Company will use approximately $17.1 million to repay substantially all of the indebtedness of St. Louis Litho incurred prior to the Acquisitions and outstanding on the date of this Prospectus.



(4)Excludes options to purchase 195,059 shares of Common Stock at a weighted average price of $0.30 per share to be issued to the stockholders of CalOptical in connection with the Acquisitions. In connection with the Acquisitions, the Company will use approximately $2.2 million to repay substantially all of the indebtedness of CalOptical incurred prior to the Acquisitions and outstanding on the date of this Prospectus.

(5)Excludes options to purchase 174,299 shares of Common Stock at a weighted average price of $1.14 per share to be issued to the stockholders of Blake Printing in connection with the Acquisitions. In connection with the Acquisitions, the Company will use approximately $3.7 million to repay substantially all of the indebtedness of Blake Printing incurred prior to the Acquisitions and outstanding on the date of this Prospectus.



The 3,495,911 shares of Common Stock to be received by the Wisconsin Label shareholders in exchange for their shares of Wisconsin Label common stock in connection with the Acquisitions is based on an assumed initial public offering price of $14 per share. The actual number of shares of Common Stock to be issued to the Wisconsin Label shareholders will be adjusted according to a formula that is based on the initial public offering price. In accordance with the Wisconsin Label merger agreement, and based upon such formula, the Wisconsin Label shareholders may receive up to 248,448 additional shares of Common Stock or up to 103,114 fewer shares of Common Stock, depending upon the initial public offering price. To the extent the Wisconsin Label shareholders receive such number of additional or fewer shares of Common Stock, the initial founders of the Company will retain a correspondingly smaller or larger number of shares of Common Stock. Assuming an initial public offering price range of $13 to $15 per share, the initial founders' ownership interest may be adjusted down to a minimum of 7.8% or up to a maximum of 10.9% of the outstanding Common Stock upon the consummation of the Offering, in which case the Wisconsin Label shareholders would own approximately 33.7% or 30.5%, respectively, of the outstanding Common Stock upon the consummation of the Offering.



The respective purchase prices for each of the Operating Subsidiaries were determined based on negotiations among FirstPak, Inc. and the individual Operating Subsidiary. The factors considered by the parties in determining the purchase prices included, among other things, cash flows, historical operating results, growth rates, levels of indebtedness and estimated business prospects of each of the Operating Subsidiaries. With the exception of the number of shares to be issued to the stockholders of the Operating Subsidiaries and the issuance of the Series A Preferred Stock to the shareholders of Wisconsin Label, the acquisition of each of the Operating Subsidiaries is subject to substantially the same terms and conditions. The agreements relating to the Acquisitions provide for a portion of the shares of Common Stock to be issued to the Sellers to be held in escrow after the consummation of the Acquisitions to satisfy potential obligations of the Sellers in connection with the Acquisitions.



The Company has filed a registration statement relating to the issuance of the shares of Common Stock to the Sellers in connection with the Acquisitions. See "Shares Eligible for Future Sale." Each of the members of the Board of Directors and certain officers of the Operating Subsidiaries have agreed, as a condition to the closing of the Acquisitions, to enter into an Affiliate Agreement restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Common Stock received by them in the Acquisitions so as to comply with the requirements of applicable federal securities and tax laws. In addition, the Company, each of its directors and officers and the holders of all of the shares, and options or warrants to purchase shares, of Common Stock that are or will be outstanding subsequent to the consummation of the Acquisitions and the Offering, and certain related persons, have agreed with the Underwriters not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of directly or indirectly, or file or cause to be filed a registration statement in respect of, Common Stock or securities convertible into or exercisable or exchangeable for such shares or any similar securities or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock for a period of one year (180 days in the case of the Company) after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc., except (i) that the Company may (a) issue shares of Common Stock for the purpose of consideration in connection with future acquisitions and (b) grant options in respect of shares of Common Stock provided that the recipient of such shares or options agrees to be bound by the terms of the restrictions set forth above and (ii) for certain other limited exceptions. In addition, each of the directors and officers of the Company and certain stockholders of the Company have agreed, for a period of one year after the expiration of the lock-up period, to sell their shares only in compliance with the volume limitations set forth in Rule 144 under the Securities Act as in effect on the date of this Prospectus.

WISCONSIN LABEL


In connection with the Acquisitions, Terrence R. Fulwiler, the Chief Executive Officer and a stockholder of Wisconsin Label, will become a Director of the Company. Mr. Fulwiler will receive 368,905 shares of Common Stock, options to purchase 11,531 shares of Common Stock at an exercise price per share equal to 25% of the initial public offering price and 23,215 shares of Series A Preferred Stock in exchange for his shares of capital stock of Wisconsin Label in connection with the Acquisitions. Mr. Fulwiler will enter into a two-year covenant not to compete and a five-year employment agreement providing for an annual base salary of $300,000.



In connection with the Acquisitions, Daniel R. Fulwiler and Jay K. Tomcheck, the Chief Operating Officer and the Vice President of Finance, respectively, and stockholders of Wisconsin Label, will become Directors of the Company. Messrs. Daniel Fulwiler and Tomcheck will receive 161,974 and 32,483 shares of Common Stock, respectively, options to purchase 86,479 and 107,522 shares of Common Stock, respectively, at an exercise price per share equal to 25% of the initial public offering price, and 10,193 and 2,044 shares of Series A Preferred Stock, respectively, in exchange for their shares of capital stock of Wisconsin Label in connection with the Acquisitions. Each of Mr. Daniel Fulwiler and Mr. Tomcheck will enter into two-year covenants not to compete and five-year employment agreements providing for annual base salaries of $155,000 and $135,000, respectively.



In addition, in connection with the Acquisitions, certain former stockholders of Wisconsin Label, will be granted options to purchase an aggregate of 310,045 shares of Common Stock of the Company at an exercise price per share equal to 25% of the initial public offering price.


ST. LOUIS LITHO


In connection with the Acquisitions, Ben Kraft, the Chief Executive Officer and a stockholder of St. Louis Litho, will receive 77,991 shares of Common Stock and options to purchase 9,702 shares of Common Stock at an exercise price of $0.11 per share in exchange for his shares of capital stock of St. Louis Litho. Mr. Kraft will enter into a two-year covenant not to compete and a five-year employment agreement providing for an annual base salary of $150,000.


CALOPTICAL


In connection with the Acquisitions, Larry Nathanson, the Chief Executive Officer of CalOptical, will receive 29,722 shares of Common Stock in exchange for his shares of CalOptical and will also exchange options to purchase 16,407 shares of common stock of CalOptical (representing approximately 21% of the fully diluted capital stock of CalOptical) at a weighted average exercise price of $3.59 per share for options to purchase 195,059 shares of Common Stock of the Company at an exercise price of $0.30 per share. Mr. Nathanson will enter into a two-year covenant not to compete and a five-year employment agreement providing for an annual base salary of $250,000.


BLAKE PRINTING


In connection with the Acquisitions, Richard C. Blake, the Chief Executive Officer and a stockholder of Blake Printing, will become a Director of the Company. Mr. Blake will receive 610,046 shares of Common Stock in exchange for his shares of capital stock of Blake Printing. Mr. Blake will enter into a two-year covenant not to compete and a five-year employment agreement providing for an annual base salary of $200,000. In connection with the Acquisitions, Michael P. Glavin, an Executive Vice President of Blake Printing, will receive 87,149 shares of Common Stock of the Company in exchange for his shares of Blake Printing and will exchange options to purchase an aggregate of 40 shares of common stock of Blake Printing (representing approximately 20% of the outstanding capital stock of Blake Printing) for options to purchase 174,299 shares of Common Stock of the Company at an exercise price of $1.14 per share.


R. Michael Mondavi, a Director of the Company, is the President and Chief Executive Officer of The Robert Mondavi Corporation, a customer of Blake Printing. In the year ended December 31, 1996, sales by Blake Printing to The Robert Mondavi Corporation were approximately $450,000.

CERTAIN TRANSACTIONS INVOLVING THE OPERATING SUBSIDIARIES

WISCONSIN LABEL

Wisconsin Label owns a 20% equity interest in DB Acquisition Corp., the parent of Dittler Brothers, a commercial printer servicing the airline, hospitality, governmental, gaming, retail and commercial printing markets. Dittler Brothers is a customer of Wisconsin Label, and Mr. Terrence Fulwiler is a member of the board of directors of DB Acquisition Corp. In fiscal 1996, sales to Dittler Brothers accounted for approximately 7% of the overall sales of Wisconsin Label. In conjunction with its purchase of its interest in DB Acquisition Corp., Wisconsin Label entered into a joint venture with Dittler Brothers (the "Joint Venture") to produce certain specialty labels for Dittler Brothers, Wisconsin Label and their respective affiliates. Wisconsin Label and Dittler Brothers share equally in profits and losses of the Joint Venture and, subject to certain limitations, Dittler Brothers has agreed to purchase from Wisconsin Label at least 95% (based on total dollar volume) of Dittler Brothers' label requirements not sourced from the Joint Venture. Additionally, Dittler Brothers and Wisconsin Label hold reciprocal non-exclusive rights to produce and sell certain proprietary technology of the other and have established a joint selling program to develop and sell new products and new applications of existing products. Either party may terminate the Joint Venture without cause upon 90 days' prior written notice or upon 30 days' prior written notice in the event of a material breach of the terms and conditions of the Joint Venture. Wisconsin Label and Dittler Brothers have agreed that, during the term of the Joint Venture and for a period of 18 months following termination thereof, they will not provide any product, equipment or service competitive or potentially competitive with any product, equipment or service sold, provided or under development by the other during the two year period prior to termination of the Joint Venture.


Wisconsin Label is a party to the DB Acquisition Corp. Shareholders' Agreement dated October 6, 1995 (the "DB Shareholders' Agreement"). The DB Shareholders' Agreement places certain restrictions on the ability of Wisconsin Label to transfer its shares in DB Acquisition Corp. The DB Shareholders' Agreement also provides for co-sale rights and obligations under certain circumstances with respect to the shares of DB Acquisition Corp. held by Wisconsin Label. In addition, DB Acquisition Corp. has a right to call the shares of stock representing Wisconsin Labels' interest in DB Acquisition Corp. after the earliest to occur of certain events, including the termination of the Joint Venture, a change of control in Wisconsin Label and the third anniversary of the DB Shareholders' Agreement. The exercise price of DB Acquisition Corp.'s call option may be less than the redemption price of $11 million for the Series A Preferred Stock of the Company to be issued to the former shareholders of Wisconsin Label in connection with the Acquisitions, which redemption can be triggered by the exercise of DB Acquisition Corp.'s call option. See "Description of Capital Stock - Preferred Stock." In addition, under certain conditions, Wisconsin Label has the right to put such shares back to DB Acquisition Corp. after the earliest to occur of certain events, including the fifth anniversary of the DB Shareholders' Agreement, the initial public offering of DB Acquisition Corp., or any of its subsidiaries, termination of the Joint Venture or the transfer of shares by management shareholders of DB Acquisition Corp. representing more than 20% of the outstanding shares of DB Acquisition Corp. However, under the terms of the DB Shareholders' Agreement, DB Acquisition Corp is not obligated to honor Wisconsin Label's put right if to do so would violate the terms of any of DB Acquisition Corp.'s credit facilities. The call and put options are exercisable at a price determined by a formula based on the EBITDA of DB Acquisition Corp. and Dittler Brothers over a recent 12-month period multiplied by five, less total debt outstanding. Dittler Brothers has the right to terminate the Joint Venture contemporaneously with a call of all of Wisconsin Label's stock in DB Acquisition Corp. DB Acquisition Corp. has executed a written waiver of any right to purchase the shares of DB Acquisition Corp. held by Wisconsin Label that would be triggered by the Acquisitions or the Offering. DB Acquisition Corp. also has a right of first refusal with respect to certain transfers by Wisconsin Label of its interest in DB Acquisition Corp. Pursuant to the Registration Rights Agreement dated October 6, 1995, among DB Acquisition Corp. and Wisconsin Label, Wisconsin Label has the right to require DB Acquisition Corp. to register Wisconsin Label's shares of DB Acquisition Corp. under certain circumstances.


The DB Shareholders' Agreement also contains a covenant which provides that for so long as Wisconsin Label is a shareholder of DB Acquisition Corp. and for two years thereafter, it will not, without the prior written consent of DB Acquisition Corp., engage in any business that is directly competitive with the business of DB Acquisition Corp. in the areas of (i) scratch-off instant win lottery tickets and games used for retail promotion, (ii) airline timetables and hotel directories, and (iii) direct response printing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Operating Subsidiaries - Wisconsin Label," "Business - Products and Services - Label Production."



In connection with the acquisition of Wisconsin Label, FirstPak, Inc. will issue to the stockholders of Wisconsin Label 220,000 shares of Series A Preferred Stock. The Series A Preferred Stock will be redeemable for $11 million upon (i) a sale, merger or other business combination for cash or stock of DB Acquisition Corp., the parent of Dittler Brothers, or of Dittler Brothers, (ii) the date that is six months after the closing of a firm commitment underwritten public offering of DB Acquisition Corp. common stock that represents not less than 20% of the outstanding capital stock of DB Acquisition Corp. and results in aggregate gross proceeds to DB Acquisition Corp. in excess of $15 million, (iii) the sale by the Company of (a) not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and result in the receipt of funds (in any amount) to the Company upon such sale or (b) all or any part of its equity interest in DB Acquisition Corp. pursuant to which the Company receives not less than $6 million, (iv) the dissolution, liquidation or winding-up of Dittler Brothers or (v) the exercise of the put or call options described above as well as certain other call rights held by DB Acquisition Corp. in connection with Wisconsin Label's interest in DB Acquisition Corp., the exercise of which, in certain circumstances, must (a) be with respect to not less than 75% of the shares of DB Acquisition Corp. owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such exercise or (b) cause the Company to receive not less than $6 million in the aggregate pursuant to such exercise. The redemption of the Series A Preferred Stock may be triggered by events which do not generate any cash proceeds to the Company or which may generate cash proceeds substantially less than the redemption price of $11 million. See "Risk Factors - Possible Need for Additional Financing; Potential Inability to Finance Redemption of Series A Preferred Stock," "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations" and "Description of Capital Stock - Preferred Stock."



A majority-owned subsidiary of Wisconsin Label leases a building from a limited liability company owned by certain members of management of Wisconsin Label, including Messrs. Terrence Fulwiler and Tomcheck. The lease term is ten years beginning April 1, 1994, with a base annual rent of $150,000. Payment of the lease is guaranteed by Wisconsin Label. Lease payments in fiscal 1994, 1995 and 1996, and for the six months ended June 30, 1997, were $112,000, $150,000, $150,000 and $75,000, respectively. A majority-owned subsidiary of Wisconsin Label leases a printing press from a limited liability company owned by certain members of management of Wisconsin Label, including Messrs. Terrence Fulwiler, Daniel Fulwiler and Tomcheck. The lease term is seven years beginning March 1, 1996, with a base annual rent of $173,000. Payment of the lease is guaranteed by Wisconsin Label. Lease payments in fiscal 1996 and for the six months ended June 30, 1997 were $144,000 and $86,000, respectively. Wisconsin Label leases certain printing equipment from a partnership of which the partners are also directors and stockholders of Wisconsin Label. The lease term ends July 13, 1998 and provides for a base annual rent of $21,000. Lease payments in fiscal 1994, 1995 and 1996, and for the six months ended June 30, 1997, were $53,000, $34,000, $21,000 and $10,000, respectively. Payment of the base rent is guaranteed by Wisconsin Label.


In August 1995, Wisconsin Label purchased all of the outstanding shares of Voxcom in exchange for shares of common stock of Wisconsin Label and cash. Stanley Fulwiler, a stockholder of Wisconsin Label, along with Mary Fulwiler, Jill Truitt, David Good, Jan Fulwiler, Robin Gates and Mark Shadle, owned all of the capital stock of Voxcom. In connection with the purchase, Stanley Fulwiler, David Good and Jill Truitt entered into earn-out arrangements pursuant to which each were entitled to receive shares of common stock Wisconsin Label. Pursuant to such arrangements, in 1996, Mr. Stanley Fulwiler received 1,113 shares of common stock of Wisconsin Label and Mr. Good received 1,010 shares of common stock of Wisconsin Label. No shares were earned in either 1995 or 1997. Ms. Truitt terminated her employment with Wisconsin Label in 1996 and did not receive any shares. The earn-out arrangements for Mr. Stanley Fulwiler and Mr. Good were terminated in June 1997.

Wisconsin Label guarantees a $150,000 line of credit of Innovative Packaging Partners, Inc., a label and packaging company in which it owns a 40% equity interest.

In connection with the Acquisitions, Wisconsin Label's equity interest in Media Solutions, Inc.(at June 30, 1997 negative book value of $185,000), a label production company in which the former stockholders of Wisconsin Label own a 36% equity interest, will be transferred to a company owned by the former shareholders of Wisconsin Label.


ST. LOUIS LITHO

In May 1996, St. Louis Litho was acquired in a merger transaction from its previous owner by certain of its officers and employees, including Ben Kraft, the President and Chief Executive Officer of St. Louis Litho, Churchill ESOP Capital Partners ("Churchill") and an investment partnership affiliated with Menke Titolo for approximately $20.3 million in cash. The purchase price of $20.3 million and acquisition costs were financed through $3.0 million of contributed equity, $11.5 million of senior debt, $4.6 million of senior subordinated debt, and a revolving line-of-credit of approximately $2.1 million. In exchange for the contributed equity, St. Louis Litho issued 100,000 shares of common stock to the new stockholders. Mr. Kraft contributed $200,000 in return for the issuance of 6,800 shares of common stock of St. Louis Litho. An investment partnership associated with Menke Titolo contributed $1.0 million in return for the issuance of 34,000 shares of common stock of St. Louis Litho.

Pursuant to a consulting agreement entered into in connection with the acquisition, Menke Titolo provides certain management and financial consulting and advisory services to the St. Louis Litho in return for $10,000 per month. Payments to Menke Titolo under the consulting agreement from the date of the buyout through December 31, 1996 and in the three months ended March 31, 1997 were $70,000 and $30,000, respectively. The consulting agreement will be terminated upon consummation of the Offering.


In connection with the management buyout, St. Louis Litho issued to Churchill warrants to purchase 27,701 shares of common stock of St. Louis Litho (representing approximately 21% of the outstanding capital stock of St. Louis Litho) at an exercise price of $0.01 per share. Churchill has notified the Company that it will exercise the warrant concurrently with the consummation of the Acquisitions and the Offering and will sell in the Offering the 242,593 shares of Common Stock of FirstPak, Inc. to be issued in connection with the Acquisitions in exchange for the common stock of St. Louis Litho issuable upon exercise of the warrant. See "Principal and Selling Stockholders."


CALOPTICAL

In July 1992, CalOptical was formed by certain of its current officers and employees, BW Capital Corporation ("BW Capital") and an investment partnership affiliated with Menke Titolo to acquire the business of COL. In connection with the acquisition of COL, CalOptical obtained a total of $3.6 million ($2.5 million in subordinated notes, $200,000 in notes payable and $850,000 in equity) to finance the acquisition. As part of the acquisition of COL, CalOptical entered into a non-competition agreement with the former owners of COL that provides for quarterly payments to the former owners of $94,000 through October 1997.


Pursuant to a consulting agreement entered into in connection with the acquisition, Menke Titolo provides certain management and financial consulting and advisory services to CalOptical in return for $10,000 per month. Payments to Menke Titolo under the consulting agreement in the twelve months ended December 31, 1994, 1995, 1996, and in the six months ended June 30, 1997, were $120,000,
$120,000, $120,000 and $60,000, respectively. The consulting agreement will be terminated upon consummation of the Offering.



In connection with the acquisition of CalOptical in October 1992, CalOptical issued to BW Capital, (i) warrants to purchase 13% of the capital stock of CalOptical (or approximately 9,945 shares) at an aggregate exercise price of $97,680 (the "13% Warrant") and (ii) warrants to purchase an additional 10% of the capital stock of CalOptical (or approximately 7,650 shares) at an exercise price of $0.01 per share (the "10% Warrant"). Upon consummation of the Acquisitions, MBR Investment Associates, L.P., a stockholder of CalOptical and an affiliate of Menke Titolo, will be entitled to purchase the 10% Warrant from BW Capital for an aggregate purchase price of $30.00. MBR has informed the Company that it intends to exercise its right to purchase the 10% Warrant concurrently with the consummation of the Acquisitions and the Offering. Upon the Acquisitions and its exercise of the 10% Warrant, MBR will receive 90,953 shares of Common Stock of the Company in exchange for the shares of CalOptical it will receive upon exercise of the 10% Warrant.

BW Capital has informed the Company that it will exercise the 13% Warrant concurrently with the consummation of the Acquisitions and the Offering and will sell in the Offering 59,119 of the 136,072 shares of Common Stock of the Company it will receive in connection with the Acquisitions in exchange for the common stock of CalOptical issuable upon its exercise of the 13% Warrant. See "Principal and Selling Stockholders."


BLAKE PRINTING


Blake Printing has entered into a line of credit which is guaranteed by Richard
C. Blake, its president and chief executive officer, and a partnership of which Mr. Blake is the sole partner. The line of credit will be substantially repaid from the proceeds of this Offering. See "Use of Proceeds." The partnership also has two installment notes with respect to which Blake Printing is a guarantor. At December 31, 1995, December 29, 1996 and March 30, 1997, the aggregate outstanding principal amount of these notes was $1.5 million, $1.4 million and $1.4 million, respectively. Blake Printing also leases certain manufacturing facilities and office space from this partnership. The lease term is five years beginning January 1, 1997, with a base annual rent of $290,000. Total lease payments to the partnership were $273,000, $290,000, $290,000 and $145,000 in fiscal 1994, 1995 and 1996, and in the six months ended June 30, 1997, respectively.


COMPANY POLICY

In the future, transactions with officers, directors and affiliates will be approved by a majority of the Board of Directors, including a majority of the disinterested members of the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS



Prior to the Acquisitions and the Offering, all of the Common Stock of FirstPak, Inc. was held by certain individuals associated with Menke Titolo. The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company (a) as of June 30, 1997 assuming consummation of the Acquisitions, and (b) as adjusted to reflect the sale of the Common Stock being offered hereby and the issuance of options to certain officers and employees of the Company upon consummation of the Offering, by (i) each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each Named Executive Officer of the Company; (iii) each director of the Company; (iv) all of the Company's directors and executive officers as a group; and (v) the Selling Stockholders.



                                                                    ---------------------------------------------------------------
                                                                        SHARES BENEFICIALLY                           SHARES TO BE
                                                                                OWNED PRIOR                     BENEFICIALLY OWNED
                                                                            TO THE OFFERING    NUMBER OF        AFTER THE OFFERING
                                                                    ------------------------      SHARES   ------------------------
                                                                        NUMBER                     BEING       NUMBER
BENEFICIAL OWNER (1)                                                 OF SHARES     PERCENT       OFFERED    OF SHARES     PERCENT
- ------------------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
William T. Leith (2)..............................................     257,143          3.5                   257,143          2.3
Vincent F. Titolo (3).............................................     510,998          7.1                   510,998          4.6
Eric R. Roberts (4)...............................................      55,000        *                        55,000        *
Eric R. Menke(5)..................................................     222,133          3.1                   222,133          2.0
Gary S. Yellin (6)................................................      25,000        *                        25,000        *
John D. Menke (7).................................................   1,278,808         17.8                 1,278,808         11.5
R. Michael Mondavi (8)............................................      20,000        *                        20,000        *
Terrence R. Fulwiler (9)..........................................     380,435          5.3                   380,435          3.4
Richard C. Blake..................................................     610,046          8.5                   610,046          5.5
Daniel R. Fulwiler (10)...........................................     248,453          3.4                   248,453          2.2
Jay K. Tomcheck (11)..............................................     140,005          1.9                   140,005          1.3
Churchill ESOP Capital Partners (12)..............................     671,712          9.4      242,593      429,119          3.9
  2400 Metropolitan Centre
  333 South Seventh Street
  Minneapolis, Minnesota 55402
BW Capital Corporation (13).......................................     136,072          1.9       59,119       76,953        *
  2540 Camino Diablo, Suite 110
  Walnut Creek, California 94556
Wisconsin Label ESOP (14).........................................   1,111,479         15.5                 1,111,479         10.0
MBR Investment Associates, L.P....................................     834,541         11.6                   834,541          7.5
All directors and executive officers as a group (10 persons)
 (15).............................................................   3,748,021         48.4                 3,748,021         32.1


- ------------------------------
*  Less than one percent.

(1)Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.


(2)Includes 257,145 shares of Common Stock issuable upon exercise of options. Mr. Leith will be granted options to purchase an additional 150,000 shares of Common Stock upon the consummation of the Offering. The shares of Common Stock issuable upon exercise of the options may not be sold for two years from the date of grant.


(3)Includes 66,731 shares beneficially owned by Menke Titolo pursuant to its ownership interest in MBR Investment Associates, L.P. Mr. Titolo is a stockholder and director of Menke Titolo, a limited partner of MBR Associates, L.P., the general partner of MBR Investment Associates, L.P. The number of shares beneficially owned by Mr. Titolo is subject to certain adjustments. See "Certain Relationships and Related Party Transactions." Mr. Titolo disclaims beneficial ownership of the shares held by such entity except to the extent of his beneficial ownership in such entity.


(4)Includes 55,000 shares of Common Stock issuable upon exercise of options. Mr. Roberts will be granted options to purchase an additional 55,000 shares of Common Stock upon consummation of the Offering. The shares of Common Stock issuable upon exercise of the options may not be sold for two years from the date of grant.


(5)The number of shares beneficially owned by Mr. Menke is subject to certain adjustments. See "Certain Relationships and Related Party Transactions."


(6)Comprised of 25,000 shares of Common Stock issuable upon exercise of options.


(7)Includes 834,541 shares beneficially owned by MBR Investment Associates, L.P. Mr. Menke is (x) a stockholder and director of the corporate general partner (y) an individual general partner and (z) a stockholder and director of Menke Titolo, a limited partner of MBR Associates, L.P., the general partner of MBR Investment Associates, L.P. Mr. Menke disclaims beneficial ownership of the shares held by such entity except to the extent of his beneficial ownership in such entity. The number of shares beneficially owned by Mr. Menke is subject to certain adjustments. See "Certain Relationships and Related Party Transactions."


(8)Mr. Mondavi will be granted options to purchase 20,000 shares of Common Stock issuable upon exercise of options upon consummation of the Offering.


(9)Includes 11,531 shares of Common Stock issuable upon exercise of options. The number of shares beneficially owned by Mr. Fulwiler is subject to certain adjustments. See "Certain Relationships and Related Party Transactions."


(10)
   Includes 86,479 shares of Common Stock issuable upon exercise of options. The number of shares beneficially owned by Mr. Fulwiler is subject to certain adjustments. See "Certain Relationships and Related Party Transactions."


(11)
   Includes 107,522 shares of Common Stock issuable upon exercise of options. The number of shares beneficially owned by Mr. Tomcheck is subject to certain adjustments. See "Certain Relationships and Related Party Transactions."


(12)

   Includes 242,593 shares of Common Stock issuable upon exercise of warrants.

(13)

   Includes 118,238 shares of Common Stock issuable upon exercise of warrants.

(14)
   The number of shares beneficially owned by the Wisconsin Label ESOP is subject to certain adjustments. See "Certain Relationships and Related Party Transactions."


(15)
   Shares beneficially owned prior to the Offering for all directors and executive officers as a group includes an aggregate of 562,675 shares of Common Stock issuable upon exercise of options. Shares beneficially owned after the offering includes an aggregate of 562,675 shares of Common Stock issuable upon exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). The following summary description of the capital stock of the Company does not purport to be complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Restated Certificate of Incorporation and Bylaws of the Company, copies of which have been filed as exhibits to the registration statement of which this Prospectus is a part, and to the applicable provisions of the DGCL.

COMMON STOCK

Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to the rights of any holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of Preferred Stock. Holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company and no right to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby will be, fully paid and nonassessable.

PREFERRED STOCK

The Board of Directors is authorized, without further action by the stockholders, to issue any or all shares of authorized Preferred Stock as a class without series or in one or more series and to fix the rights, preferences, restrictions and designations thereof, including dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or impeding a change in control of the Company. Except as discussed in the next paragraph, as of the date of this Prospectus, the Company has not authorized the issuance of any Preferred Stock, and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.


In connection with the acquisition of Wisconsin Label, FirstPak, Inc. will issue to the former stockholders of Wisconsin Label 220,000 shares of its Series A Preferred Stock. The Series A Preferred Stock will entitle its holder to one vote for each share held on all matters presented to stockholders for approval. Holders of shares of Series A Preferred Stock are entitled to an aggregate of up to $11 million upon liquidation of the Company in preference to the holders of Common Stock but will not be entitled to receive any dividends. The Series A Preferred Stock will be redeemable for $11 million upon (i) a sale, merger or other business combination for stock or cash of DB Acquisition Corp., the parent of Dittler Brothers, or of Dittler Brothers, (ii) the date that is six months after the closing of a firm commitment underwritten public offering of DB Acquisition Corp. common stock that represents not less than 20% of the outstanding capital stock of DB Acquisition Corp. and results in aggregate gross proceeds to DB Acquisition Corp. in excess of $15 million, (iii) the sale by the Company of (a) not less than 75% of the shares of DB Acquisition owned by Wisconsin Label that results in the receipt of funds (in any amount) to the Company upon such sale or (b) all or any part of its equity interest in DB Acquisition Corp. pursuant to which the Company receives not less than $6 million, (iv) the dissolution, liquidation or winding-up of Dittler Brothers or
(v) the exercise of certain put or call options attached to Wisconsin Label's interest in DB Acquisition Corp., the exercise of which, in certain circumstances, must (a) be with respect to not less than 75% of the shares of DB Acquisition owned by Wisconsin Label and the receipt of funds (in any amount) due to the Company upon such exercise or (b) cause the Company to receive not less than $6 million in the aggregate pursuant to such exercise. The exercise price of DB Acquisition Corp.'s call options may be less than the redemption price of $11 million for the Series A Preferred Stock, which redemption can be triggered by the exercise of DB Acquisition Corp.'s call options. See "Risk Factors -- Possible Need for Additional Financing; Potential Inability to Finance Redemption of Series A Preferred Stock," "Management's

Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations" and "Certain Relationships and Related Party Transactions -- Certain Transaction Involving the Operating Subsidiaries -- Wisconsin Label."

CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

The Company is subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the proposed business combination has owned 15% or more of the corporation's voting stock.

The Company's Restated Certificate of Incorporation provides that for a period of three years after the Offering the Company shall not, without obtaining the approval of either (a) Terrence R. Fulwiler and either of the Wisconsin Label Nominees, or (b) both of the Wisconsin Label Nominees approve (i) issuances of equity securities under certain circumstances (but not including securities to be issued pursuant to stock option plans or in connection with acquisitions),
(ii) the termination of the chief executive officer of Wisconsin Label, (iii) the closing of a label production manufacturing facility of Wisconsin Label which closing would result in the termination of in excess of 50 employees thereof, (iv) removal of a member of the Board of Directors without cause and
(v) an increase in the number of authorized directors of the Company to a number greater than eleven (vi) altering the provision in the Company's Restated Certificate of Incorporation for cumulative voting for the Board of Directors or the provision described herein; and (vii) altering certain other provisions in the Company's Restated Certificate of Incorporation regarding the composition of the Board of Directors.

The Bylaws of the Company provide that stockholders must follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors and for certain other stockholder business to be conducted at an annual meeting. The Company's Restated Certificate of Incorporation divides the Board of Directors into three classes of directors with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. These provisions could, under certain circumstances, operate to delay, defer or prevent a change in control of the Company.

The Company's Restated Certificate of Incorporation provides that, for a period of seven years after the Offering stockholders may cumulate votes in elections of directors. In an election of directors, each stockholder will be entitled to cast a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are normally entitled. A stockholder that gives proper notice of its intention to cumulate votes may cast all the votes to which it is entitled for one candidate, or it may distribute such votes among any or all of the candidates as it sees fit.

In addition, the Company's Restated Certificate of Incorporation provides that in the event that Terrence Fulwiler or either of the Wisconsin Label Nominees leaves the Board prior to the date that is three years from the consummation of the Offering in the case of Terrence Fulwiler and prior to the date that is four years from the consummation of the Offering in the case of either of the Wisconsin Label Nominees as a result of death, resignation, disqualification, removal or certain other causes, the Board will appoint a nominee of the former Wisconsin Label shareholders to serve out the term of the departing board member.

The Company's Restated Certificate of Incorporation also provides that approval of holders of not less than 90% of the Common Stock is required to alter the provisions in the Restated Certificate of Incorporation that call for (i) cumulative voting for the Board of Directors, (ii) three classes of directors,
(iii) the requirement of approval of two of either (a) Terrence Fulwiler and either of the Wisconsin Label Nominees, or (b) both of the Wisconsin Label Nominees for certain actions by the Company and (iv) replacement of Terrence Fulwiler or either of the Wisconsin Label Nominees upon leaving the Board under certain circumstances.

LIMITATION OF LIABILITY; INDEMNIFICATION

The Company's Restated Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, including (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Bylaws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. See "Management - Limitation of Liability and Indemnification Matters."

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Stock is BankBoston.

                        SHARES ELIGIBLE FOR FUTURE SALE



Upon completion of this Offering and the Acquisitions, the Company will have 11,111,250 shares of Common Stock outstanding. The 4,230,283 shares of Common Stock sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of the Company as that term is defined in Rule 144. The 5,770,300 (net of shares sold in the Offering) shares of Common Stock to be issued to the Sellers in connection with the Acquisitions will be registered under the Securities Act and, subject to the contractual restrictions on resale set forth below, will be freely tradeable unless acquired by affiliates of the Company or persons who were affiliates of the Operating Subsidiaries prior to the Acquisitions. The 1,110,667 shares of Common Stock outstanding prior to consummation of the Acquisitions will be deemed "restricted" securities within the meaning of Rule 144 under the Securities Act ("Restricted Shares") and may not be resold without registration under the Securities Act or pursuant to an exemption from registration, including exemptions provided by Rule 144 under the Securities Act. All of the Restricted Shares are subject to lock-up agreements (as described under "Underwriting"). The Restricted Shares will become eligible for sale beginning one year after the date of this Prospectus upon expiration of such lock-up agreements and subject to compliance with Rule 144.



In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned for at least one year shares privately acquired directly or indirectly from the Company or from an affiliate of the Company, and persons who are affiliates of the Company who have acquired the shares in registered transactions, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the outstanding shares of Common Stock (approximately 111,112 shares immediately after consummation of the Offering); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations or other requirements described above. The foregoing summary of Rule 144 is not intended to be a complete description of that rule.



The Company has authorized 2.0 million shares of Common Stock for issuance under the 1997 Stock Plan. Concurrently with the consummation of the Acquisitions and the Offering, the Company will grant options to purchase an aggregate of 342,857 shares of Common Stock at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus to certain officers and employees of the Operating Subsidiaries under the 1997 Stock Plan. In addition, options to purchase 50,000 shares of Common Stock were granted to an officer of the Company prior to this Offering and the Company intends to grant options to purchase an aggregate of 522,143 shares of Common Stock to certain officers, directors, consultants and employees under the 1997 Stock Plan concurrently with the consummation of this Offering. The Company intends to file a registration statement on Form S-8 as soon as practicable after the consummation of the Offering with respect to all or a portion of the shares of Common Stock issuable upon exercise of such options.



The Company, each of its directors and officers and the holders of all of the shares, and options or warrants to purchase shares, of Common Stock that are or will be outstanding subsequent to the consummation of the Acquisitions and the Offering, and certain related persons, have agreed with the Underwriters not to
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of directly or indirectly, or file or cause to be filed a registration statement in respect of, Common Stock or securities convertible into or exercisable or exchangeable for such shares or any similar securities or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock for a period of one year (180 days in the case of the Company) after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc., except (i) that the Company may
(a) issue shares of Common Stock for the purpose of consideration in connection with future acquisitions and (b) grant options in respect of shares of Common Stock provided that in each case the recipient of such shares or options agrees to be bound by the terms of the restrictions set forth above and (ii) for certain other limited exceptions. In addition, each of the directors and officers of the Company and certain stockholders of the Company have agreed, for a period of one year after the expiration of the lock-up period, to sell their shares only in compliance with the volume limitations set forth in Rule 144 under the Securities Act as in effect on the date of the Prospectus.

Prior to this Offering, there has been no market for the Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock after consummation of the Offering. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through sales of its equity securities. See "Risk Factors - No Prior Public Market; Possible Volatility of Stock Price."

Each of the members of the Board of Directors and certain officers of the Operating Subsidiaries have agreed, as a condition to the closing of the Acquisitions, to enter into an Affiliate Agreement restricting sales, dispositions and other transactions which would reduce their risk of investment with respect to the shares of Common Stock received by them in the Acquisitions so as to comply with the requirements of applicable federal securities and tax laws.


                                 LEGAL MATTERS



The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                    EXPERTS

The financial statements or consolidated financial statements, as applicable, as of and for the periods and companies listed below included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports herein and elsewhere in the Registration Statement, and such financial statements and schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The companies and periods referred to above are:


FirstPak, Inc. as of December 31, 1996 and for the period from inception (February 23, 1996) to December 31, 1996.


Wisconsin Label Corporation and subsidiaries as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996.

St. Louis Lithographing Company and Predecessor as of December 31, 1995 (Predecessor) and 1996 (Successor) and for the years ended December 31, 1994 and 1995 and for the period from January 1, 1996 to May 31, 1996 (Predecessor) and for the period from June 1, 1996 (date of acquisition) to December 31, 1996 (Successor).


CalOptical Holding Corporation and subsidiary as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996.


Blake Printing and Publishing, Inc. as of December 31, 1995 and December 29, 1996 and for the years ended January 1, 1995, December 31, 1995 and December 29, 1996.

                             ADDITIONAL INFORMATION


The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (herein, together with all amendments thereto, called the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, covering the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement summarize the material terms of such documents but are not necessarily complete, and in each instance, reference is made to the exhibit for a more complete description of the matter involved, each such statement being qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission maintained at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS



                                                                                                               Page
FIRSTPAK, INC. AND OPERATING SUBSIDIARIES
PRO FORMA COMBINED FINANCIAL STATEMENTS:
  Basis of Presentation....................................................................................        F-3
  Pro Forma Combined Balance Sheet, June 30, 1997..........................................................        F-4
  Pro Forma Combined Statements of Income:
    Year Ended December 31, 1996...........................................................................        F-5
    Six Months Ended June 30, 1996.........................................................................        F-6
    Six Months Ended June 30, 1997.........................................................................        F-7
  Notes to Pro Forma Combined Financial Statements.........................................................        F-8
FIRSTPAK, INC.:
  Independent Auditors' Report.............................................................................       F-18
  Balance Sheets as of December 31, 1996 and June 30, 1997.................................................       F-19
  Statements of Loss and Accumulated Deficit for the Period from February 23, 1996 (Inception) to December
    31, 1996 and for the Six Months Ended June 30, 1997....................................................       F-20
  Statements of Cash Flows for the Period from February 23, 1996 (Inception) to December 31, 1996 and for
    the Six Months Ended June 30, 1997.....................................................................       F-21
  Notes to Financial Statements............................................................................       F-22
WISCONSIN LABEL CORPORATION AND SUBSIDIARIES:
  Independent Auditors' Report.............................................................................       F-28
  Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997...........................       F-29
  Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and 1996 and for the Six
    Months Ended June 30, 1996 and 1997....................................................................       F-30
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1994, 1995 and 1996 and
    for the Six Months Ended June 30, 1997.................................................................       F-31
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996 and for the
    Six Months Ended June 30, 1996 and 1997................................................................       F-32
  Notes to Consolidated Financial Statements...............................................................       F-33
ST. LOUIS LITHOGRAPHING COMPANY AND PREDECESSOR COMPANY:
  Independent Auditors' Report.............................................................................       F-44
  Balance Sheets as of December 31, 1995 (Predecessor Company) and 1996
    (Successor Company) and June 30, 1997 (Successor Company)..............................................       F-45
  Statements of Operations for the Years Ended December 31, 1994 and 1995 and for the Period From January
    1, 1996 through May 31, 1996 (Predecessor Company) and for the Period from June 1, 1996 (Date of
    Acquisition) through December 31, 1996, for the One Month Ended June 30, 1996 and for the Six Months
    Ended June 30, 1997 (Successor Company) and Pro Forma Statements of Operations for the Six Months Ended
    June 30, 1996 and for the Year Ended December 31, 1996.................................................       F-46
  Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1994 and 1995 and for the
    Period From January 1, 1996 through May 31, 1996 (Predecessor Company) and for the Period from June 1,
    1996 (Date of Acquisition) through December 31, 1996 and for the Six Months Ended June 30, 1997
    (Successor Company)....................................................................................       F-47
  Statements of Cash Flows for the Years Ended December 31, 1994 and 1995 and for the Period From January
    1, 1996 through May 31, 1996 (Predecessor Company) and for the Period from June 1, 1996 (Date of
    Acquisition) through December 31, 1996, for the One Month Ended June 30, 1996 and for the Six Months
    Ended June 30, 1997 (Successor Company)................................................................       F-48
  Notes to Financial Statements............................................................................       F-49

                                                                                                               Page
CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY:
  Independent Auditors' Report.............................................................................       F-58
  Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997...........................       F-59
  Consolidated Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996, and for the
    Six Months Ended June 30, 1996 and 1997................................................................       F-60
  Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1994, 1995 and 1996, and
    for the Six Months Ended June 30, 1997.................................................................       F-61
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996, and for the
    Six Months Ended June 30, 1996 and 1997................................................................       F-62
  Notes to Consolidated Financial Statements...............................................................       F-63
BLAKE PRINTING AND PUBLISHING, INC.:
  Independent Auditors' Report.............................................................................       F-72
  Balance Sheets as of December 31, 1995, December 29, 1996 and June 29, 1997..............................       F-73
  Statements of Income for the Years Ended January 1, 1995, December 31, 1995 and December 29, 1996 and for
    the Six Months Ended June 30, 1996 and June 29, 1997...................................................       F-74
  Statements of Changes in Stockholders' Equity for the Years Ended January 1, 1995, December 31, 1995 and
    December 29, 1996 and for the Six Months Ended June 29, 1997...........................................       F-75
  Statements of Cash Flows for the Years Ended January 1, 1995, December 31, 1995 and December 29, 1996 and
    for the Six Months Ended June 30, 1996 and June 29, 1997...............................................       F-76
  Notes to Financial Statements............................................................................       F-77

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                       BASIS OF PRESENTATION (UNAUDITED)


The following unaudited pro forma combined financial statements give effect to the Acquisitions by FirstPak, Inc. ("FirstPak" or "FPI") of (i) Wisconsin Label ("WL"), (ii) St. Louis Litho ("SLL"), (iii) CalOptical ("COH") and (iv) Blake Printing ("BPP"). These Acquisitions will occur simultaneously with the closing of FirstPak, Inc.'s Offering. Upon consummation of the Acquisitions at an assumed initial public offering price of $14 per share, the former stockholders of Wisconsin Label will, as a group, own approximately 48.6% of the Company's Common Stock and control approximately 50.2% of the Company's voting interests. As such Common Stock ownership and voting interests will exceed (i) the separate Company ownership and voting interests of the former stockholder groups for St. Louis Litho, CalOptical, or Blake Printing, or (ii) the FirstPak stockholders' carryover ownership and voting interests just prior to the consummation of the Acquisitions, the Acquisitions will be accounted for as a "reverse acquisition" by Wisconsin Label as the accounting acquirer using the purchase method of accounting. As a result, the Company's comparative consolidated financial statements for periods prior to the consummation of the Acquisitions prepared for comparative purposes subsequent to the consummation of the Acquisitions will be the historical consolidated financial statements of Wisconsin Label with certain amounts within "Stockholders' Equity" restated to reflect the impact of FirstPak's acquisition of Wisconsin Label. The unaudited pro forma combined financial statements also give effect to the issuance of (i) Common Stock and Series A Preferred Stock to be issued by FirstPak, Inc. to the sellers of the Operating Subsidiaries (the "Sellers") upon the closing of the Acquisitions and
(ii) the Common Stock issued to the public upon the closing of the Offering. These pro forma combined financial statements are based on the historical financial statements of FirstPak, Inc. and the Operating Subsidiaries included elsewhere in this Prospectus, except for St. Louis Litho's financial statements for the six months ended June 30, 1996 and for the year ended December 31, 1996, which are discussed in Note 2 to the notes to pro forma combined financial statements, and the estimates and assumptions set forth below and in the notes to the unaudited pro forma combined financial statements.



The unaudited pro forma combined balance sheet gives effect to the Acquisitions and the Offering (collectively, the "Transactions"), at an assumed initial public Offering price of $14 per share, as if they had occurred on June 30, 1997. The unaudited pro forma combined statements of income give effect to the Transactions as if they had occurred on January 1, 1996.



The pro forma adjustments are based on preliminary estimates, currently available information and certain assumptions that management deems appropriate. In management's opinion, the preliminary estimates regarding allocation of purchase price are not expected to materially differ from the final adjustments. These adjustments will be finalized after the closing of the Transactions. The unaudited pro forma combined financial statements presented herein are not necessarily indicative of (i) the results the Company would have experienced had such events occurred at January 1, 1996, (ii) the future results of the Company,
(iii) its financial position had such events occurred on June 30, 1997 or (iv) the future financial position of the Company. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes included elsewhere in this Prospectus.

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES
                  PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)
                                 JUNE 30, 1997


                                             -------------------------------------------------------------------------------
                                                                                                                   PURCHASE
                                                                                                                 ACCOUNTING
                                                                  HISTORICAL                                      PRO FORMA
(IN THOUSANDS)                                      WL        FPI        SLL        COH        BPP    COMBINED   ADJUSTMENTS
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------
ASSETS
Current assets:
  Cash and cash equivalents................  $   1,158  $       5  $       1  $       1  $     109   $   1,274    $       -
  Accounts receivable - net................     14,629          -      3,348      2,163      1,794      21,934            -
  Inventories..............................      8,665          -      2,599      2,181        677      14,122           73
  Prepaid expenses and other...............        713      1,803        411        151        435       3,513         (289)
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Total current assets...................     25,165      1,808      6,359      4,496      3,015      40,843         (216)
Property and equipment - net...............     16,450          -     10,586        832      4,121      31,989        2,498
Other assets...............................      7,013        273        164        668         70       8,188          185
Goodwill...................................          -          -      8,410        675         16       9,101       21,697
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------
Total assets...............................  $  48,628  $   2,081  $  25,519  $   6,671  $   7,222   $  90,121    $  24,164
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt and notes payable........  $   4,603  $       -  $       -  $     193  $       -   $   4,796    $       -
  Current maturities of long-term debt.....      2,374          -      1,187        515        850   $   4,926            -
  Accounts payable.........................      6,413      2,494        901        873        653      11,334          558
  Accrued liabilities......................      2,349          -        984        624        346       4,303            -
  Income taxes payable.....................        371          -        289        222         73         955            -
  Other current liabilities................          -          -          -          -         42          42            -
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Total current liabilities..............     16,110      2,494      3,361      2,427      1,964      26,356          558
Long-term debt.............................     14,421          -     15,878      1,289      2,935      34,523            -
Deferred compensation......................        813          -          -          -          -         813            -
Deferred income taxes......................      1,350          -      3,069          -        140       4,559       (2,415)
Minority interest and other................        258          -          -        232          -         490            -
Redeemable preferred stock.................          -          -          -          -          -           -        9,440
Warrants with put option...................          -          -          -      2,240          -       2,240       (2,240)
Stockholders' equity:
  Common stock.............................        294          2          1          1         16         314         (306)
  Additional paid-in capital...............      1,681          -      3,154        482        411       5,728       41,219
  Unamortized stock based compensation.....          -          -       (114)         -          -        (114)         114
  Retained earnings (accumulated
   deficit)................................     13,701       (415)       170          -      1,756      15,212      (22,206)
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Total stockholders' equity (deficit)...     15,676       (413)     3,211        483      2,183      21,140       18,821
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------
Total liabilities and stockholders'
 equity....................................  $  48,628  $   2,081  $  25,519  $   6,671  $   7,222   $  90,121    $  24,164
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                             ---------  ---------  ---------  ---------  ---------  -----------  -----------



                                              PRO FORMA     OFFERING
                                                COMPANY    PRO FORMA    PRO FORMA
(IN THOUSANDS)                               PRE-OFFERING ADJUSTMENTS     COMPANY
                                             -----------  -----------  -----------
ASSETS
Current assets:
  Cash and cash equivalents................   $   1,274    $   1,628    $   2,902
  Accounts receivable - net................      21,934            -       21,934
  Inventories..............................      14,195            -       14,195
  Prepaid expenses and other...............       3,224       (2,097)       1,127
                                             -----------  -----------  -----------
    Total current assets...................      40,627         (469)      40,158
Property and equipment - net...............      34,487            -       34,487
Other assets...............................       8,373          468        8,841
Goodwill...................................      30,798            -       30,798
                                             -----------  -----------  -----------
Total assets...............................   $ 114,285    $      (1)   $ 114,284
                                             -----------  -----------  -----------
                                             -----------  -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt and notes payable........   $   4,796    $  (4,796)   $       -
  Current maturities of long-term debt.....       4,926       (4,864)          62
  Accounts payable.........................      11,892       (3,052)       8,840
  Accrued liabilities......................       4,303         (131)       4,172
  Income taxes payable.....................         955            -          955
  Other current liabilities................          42            -           42
                                             -----------  -----------  -----------
    Total current liabilities..............      26,914      (12,843)      14,071
Long-term debt.............................      34,523      (34,468)          55
Deferred compensation......................         813            -          813
Deferred income taxes......................       2,144          (61)       2,083
Minority interest and other................         490         (189)         301
Redeemable preferred stock.................       9,440            -        9,440
Warrants with put option...................           -            -            -
Stockholders' equity:
  Common stock.............................           8            4           12
  Additional paid-in capital...............      46,947       47,646       94,593
  Unamortized stock based compensation.....           -            -            -
  Retained earnings (accumulated
   deficit)................................      (6,994)         (90)      (7,084)
                                             -----------  -----------  -----------
    Total stockholders' equity (deficit)...      39,961       47,560       87,521
                                             -----------  -----------  -----------
Total liabilities and stockholders'
 equity....................................   $ 114,285    $      (1)   $ 114,284
                                             -----------  -----------  -----------
                                             -----------  -----------  -----------


             See notes to pro forma combined financial statements.

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES
               PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996


                                            -------------------------------------------------------------------------------
                                                                                                                  PURCHASE
                                                                                                                ACCOUNTING
                                                                 HISTORICAL                                      PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)              WL        FPI        SLL        COH        BPP    COMBINED   ADJUSTMENTS
                                            ---------  ---------  ---------  ---------  ---------  -----------  -----------
Sales.....................................  $  93,914  $       -  $  20,304  $  15,664  $  12,362   $ 142,244    $     540
Cost of sales.............................     71,744          -     15,153      9,953      7,523     104,373          290
                                            ---------  ---------  ---------  ---------  ---------  -----------  -----------
Gross profit..............................     22,170          -      5,151      5,711      4,839      37,871          250

Operating expenses:
  Selling, general and administrative
   expenses...............................     15,722        214      2,766      4,335      3,801      26,838        2,350
  Amortization of goodwill................         36          -        214        101          1         352          494
  Stock based compensation................        134          -         38        314        100         586            -
                                            ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Total operating expenses..............     15,892        214      3,018      4,750      3,902      27,776        2,844
                                            ---------  ---------  ---------  ---------  ---------  -----------  -----------
Operating income..........................      6,278       (214)     2,133        961        937      10,095       (2,594)
Interest income...........................        258          -          -          -          -         258            -
Interest expense..........................     (1,451)         -     (1,864)      (432)      (293)     (4,040)          (4)
Other income (expense) - net..............        448          -          -          -         43         491           56
                                            ---------  ---------  ---------  ---------  ---------  -----------  -----------
Income before income taxes and minority
 interest.................................      5,533       (214)       269        529        687       6,804       (2,542)
Provision for income taxes................      2,400        (84)       192        231        228       2,967         (991)
                                            ---------  ---------  ---------  ---------  ---------  -----------  -----------
Income before minority interest and
 extraordinary item.......................      3,133       (130)        77        298        459       3,837       (1,551)
Minority interest.........................        (78)         -          -          -          -         (78)         (14)
Extraordinary item........................          -          -          -        (58)         -         (58)          58
                                            ---------  ---------  ---------  ---------  ---------  -----------  -----------
Net income (loss).........................  $   3,055  $    (130) $      77  $     240  $     459   $   3,701    $  (1,507)
                                            ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                            ---------  ---------  ---------  ---------  ---------  -----------  -----------
Pro forma net income per share............
Shares used in computing pro forma net
 income per share.........................



                                             PRO FORMA      OFFERING
                                               COMPANY     PRO FORMA     PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)       PRE-OFFERING ADJUSTMENTS       COMPANY
                                            -----------  -------------  -----------
Sales.....................................   $ 142,784     $       -     $ 142,784
Cost of sales.............................     104,663             -       104,663
                                            -----------       ------    -----------
Gross profit..............................      38,121             -        38,121
Operating expenses:
  Selling, general and administrative
   expenses...............................      29,188             -        29,188
  Amortization of goodwill................         846             -           846
  Stock based compensation................         586             -           586
                                            -----------       ------    -----------
    Total operating expenses..............      30,620             -        30,620
                                            -----------       ------    -----------
Operating income..........................       7,501             -         7,501
Interest income...........................         258             -           258
Interest expense..........................      (4,044)        3,773          (271)
Other income (expense) - net..............         547             -           547
                                            -----------       ------    -----------
Income before income taxes and minority
 interest.................................       4,262         3,773         8,035
Provision for income taxes................       1,976         1,509         3,485
                                            -----------       ------    -----------
Income before minority interest and
 extraordinary item.......................       2,286         2,264         4,550
Minority interest.........................         (92)            -           (92)
Extraordinary item........................           -             -             -
                                            -----------       ------    -----------
Net income (loss).........................   $   2,194     $   2,264     $   4,458
                                            -----------       ------    -----------
                                            -----------       ------    -----------
Pro forma net income per share............   $    0.27                   $    0.37
                                            -----------                 -----------
                                            -----------                 -----------
Shares used in computing pro forma net
 income per share.........................       8,221                      12,150
                                            -----------                 -----------
                                            -----------                 -----------


             See notes to pro forma combined financial statements.

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES
               PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)
                         SIX MONTHS ENDED JUNE 30, 1996


                                                  -------------------------------------------------------------------------------
                                                                                                                       PURCHASE
                                                                                                                      ACCOUNTING
                                                                       HISTORICAL                                      PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)                WL         FPI        SLL        COH        BPP      COMBINED    ADJUSTMENTS
                                                  ---------  ---------  ---------  ---------  ---------  -----------  -----------
Sales...........................................  $  47,898  $       -  $  10,434  $   7,427  $   6,586   $  72,345    $     275
Cost of sales...................................     36,816          -      7,761      4,739      3,659      52,975          145
                                                  ---------  ---------  ---------  ---------  ---------  -----------  -----------
Gross profit....................................     11,082          -      2,673      2,688      2,927      19,370          130
Operating expenses:
  Selling, general and administrative
   expenses.....................................      7,950          -      1,261      2,114      1,955      13,280        1,289
  Amortization of goodwill......................         28          -        107         51          -         186          245
  Stock based compensation......................          -          -         19        137          -         156            -
                                                  ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Total operating expenses....................      7,978          -      1,387      2,302      1,955      13,622        1,534
                                                  ---------  ---------  ---------  ---------  ---------  -----------  -----------
Operating income................................      3,104          -      1,286        386        972       5,748       (1,404)
Interest income.................................        139          -          -          -          -         139            -
Interest expense................................       (739)         -       (932)      (237)      (127)     (2,035)           -
Other income (expense) - net....................        195          -          -          -         22         217          (17)
                                                  ---------  ---------  ---------  ---------  ---------  -----------  -----------
Income before income taxes and minority
 interest.......................................      2,699          -        354        149        867       4,069       (1,421)
Provision for income taxes......................      1,215          -        184         78        353       1,830         (594)
                                                  ---------  ---------  ---------  ---------  ---------  -----------  -----------
Income before minority interest.................      1,484          -        170         71        514       2,239         (827)
Minority interest...............................        (58)         -          -          -          -         (58)           -
                                                  ---------  ---------  ---------  ---------  ---------  -----------  -----------
Net income (loss)...............................  $   1,426  $       -  $     170  $      71  $     514   $   2,181    $    (827)
                                                  ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                                  ---------  ---------  ---------  ---------  ---------  -----------  -----------
Pro forma net income per share..................
Shares used in computing pro forma net income
 per share......................................



                                                   PRO FORMA     OFFERING
                                                    COMPANY      PRO FORMA     PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)             PRE-OFFERING  ADJUSTMENTS     COMPANY
                                                  -----------  -------------  -----------
Sales...........................................   $  72,620     $       -     $  72,620
Cost of sales...................................      53,120             -        53,120
                                                  -----------       ------    -----------
Gross profit....................................      19,500             -        19,500
Operating expenses:
  Selling, general and administrative
   expenses.....................................      14,569             -        14,569
  Amortization of goodwill......................         431             -           431
  Stock based compensation......................         156             -           156
                                                  -----------       ------    -----------
    Total operating expenses....................      15,156             -        15,156
                                                  -----------       ------    -----------
Operating income................................       4,344             -         4,344
Interest income.................................         139             -           139
Interest expense................................      (2,035)        1,899          (136)
Other income (expense) - net....................         200             -           200
                                                  -----------       ------    -----------
Income before income taxes and minority
 interest.......................................       2,648         1,899         4,547
Provision for income taxes......................       1,236           760         1,996
                                                  -----------       ------    -----------
Income before minority interest.................       1,412         1,139         2,551
Minority interest...............................         (58)            -           (58)
                                                  -----------       ------    -----------
Net income (loss)...............................   $   1,354     $   1,139     $   2,493
                                                  -----------       ------    -----------
                                                  -----------       ------    -----------
Pro forma net income per share..................   $    0.16                   $    0.21
                                                  -----------                 -----------
                                                  -----------                 -----------
Shares used in computing pro forma net income
 per share......................................       8,221                      12,150
                                                  -----------                 -----------
                                                  -----------                 -----------


             See notes to pro forma combined financial statements.

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES
               PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)
                         SIX MONTHS ENDED JUNE 30, 1997


                                              ---------------------------------------------------------------------------------

                                                                                                                     PURCHASE
                                                                                                                   ACCOUNTING
                                                                   HISTORICAL                                       PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)                WL        FPI        SLL        COH        BPP    COMBINED   ADJUSTMENTS
                                              ---------  ---------  ---------  ---------  ---------  -----------  -------------
Sales.......................................  $  46,919  $       -  $  11,215  $   8,982  $   6,894   $  74,010     $     290
Cost of sales...............................     35,951          -      8,132      5,694      4,202      53,979           143
                                              ---------  ---------  ---------  ---------  ---------  -----------        -----
Gross profit................................     10,968          -      3,083      3,288      2,692      20,031           147
Operating expenses:
  Selling, general and administrative
   expenses.................................      8,206        474      1,512      2,257      2,010      14,459           831
  Amortization of goodwill..................         57          -        107         51          2         217           246
  Stock based compensation..................         20          -         19        413          -         452             -
                                              ---------  ---------  ---------  ---------  ---------  -----------        -----
      Total operating expenses..............      8,283        474      1,638      2,721      2,012      15,128         1,077
                                              ---------  ---------  ---------  ---------  ---------  -----------        -----
Operating income............................      2,685       (474)     1,445        567        680       4,903          (930)
Interest income.............................         36          -                                           36             -
Interest expense............................       (724)         -       (923)      (137)      (178)     (1,962)            -
Other income (expense) - net................        554          -          -          -         30         584            55
                                              ---------  ---------  ---------  ---------  ---------  -----------        -----
Income before income taxes and minority
 interest...................................      2,551       (474)       522        430        532       3,561          (875)
Provision for income taxes..................        852       (189)       255        190        213       1,321          (250)
                                              ---------  ---------  ---------  ---------  ---------  -----------        -----
Income before minority interest.............      1,699       (285)       267        240        319       2,240          (625)
Minority interest...........................        (43)         -          -          -          -         (43)            -
                                              ---------  ---------  ---------  ---------  ---------  -----------        -----
Net income (loss)...........................  $   1,656  $    (285) $     267  $     240  $     319   $   2,197     $    (625)
                                              ---------  ---------  ---------  ---------  ---------  -----------        -----
                                              ---------  ---------  ---------  ---------  ---------  -----------        -----
Pro forma net income per share..............
Shares used in computing pro forma net
 income per share...........................



                                               PRO FORMA      OFFERING
                                                 COMPANY     PRO FORMA     PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)         PRE-OFFERING ADJUSTMENTS       COMPANY
                                              -----------  -------------  -----------
Sales.......................................   $  74,300     $       -     $  74,300
Cost of sales...............................      54,122             -        54,122
                                              -----------       ------    -----------
Gross profit................................      20,178             -        20,178
Operating expenses:
  Selling, general and administrative
   expenses.................................      15,290             -        15,290
  Amortization of goodwill..................         463             -           463
  Stock based compensation..................         452             -           452
                                              -----------       ------    -----------
      Total operating expenses..............      16,205             -        16,205
                                              -----------       ------    -----------
Operating income............................       3,973             -         3,973
Interest income.............................          36             -            36
Interest expense............................      (1,962)        1,826          (136)
Other income (expense) - net................         639             -           639
                                              -----------       ------    -----------
Income before income taxes and minority
 interest...................................       2,686         1,826         4,512
Provision for income taxes..................       1,071           729         1,800
                                              -----------       ------    -----------
Income before minority interest.............       1,615         1,097         2,712
Minority interest...........................         (43)            -           (43)
                                              -----------       ------    -----------
Net income (loss)...........................   $   1,572     $   1,097     $   2,669
                                              -----------       ------    -----------
                                              -----------       ------    -----------
Pro forma net income per share..............   $    0.19                   $    0.22
                                              -----------                 -----------
                                              -----------                 -----------
Shares used in computing pro forma net
 income per share...........................       8,221                      12,150
                                              -----------                 -----------
                                              -----------                 -----------


             See notes to pro forma combined financial statements.

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES


          NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED)


1.  FIRSTPAK, INC. BACKGROUND


FirstPak, Inc.'s predecessor was incorporated in California on February 23, 1996. Accordingly, no historical financial information is available prior to February 23, 1996. Additionally, FirstPak, Inc. had no activities prior to July 1996. FirstPak, Inc. was formed for the purpose of creating a consolidator and national operator of packaging and labeling products and service enterprises.



Through June 30, 1997, FirstPak, Inc. has not engaged in any activities other than to develop and refine its strategy and search for, plan and negotiate potential acquisitions of label and packaging companies meeting its strategic goals. FirstPak, Inc. has conducted no other activities and is expected to acquire the Operating Subsidiaries simultaneously with the closing of the Offering. See "Risk Factors", "Certain Relationships and Related Party Transactions" and page F-3 for additional information.


2.  HISTORICAL FINANCIAL STATEMENTS

The historical financial statements represent the financial position and results of operations for FirstPak, Inc. and the Operating Subsidiaries and were derived from (i) their financial statements as of June 30, 1997 and for the six months ended June 30, 1996 (except for St. Louis Litho) and 1997 (June 30, 1996 and June 29, 1997 with respect to Blake Printing) included elsewhere in this Prospectus or (ii) except for St. Louis Litho, their financial statements for the year ended December 31, 1996 (December 29, 1996 with respect to Blake Printing) included elsewhere in this Prospectus. With respect to St. Louis Litho for the six months ended June 30, 1996 and for the year ended December 31, 1996, its historical financial statements for the year ended December 31, 1996 are discussed below.



St. Louis Litho was acquired by an investor group on May 31, 1996 (the "MBO"). Consequently, St. Louis Litho's historical financial statements for the six months ended June 30, 1996 and for the year ended December 31, 1996, included elsewhere in this Prospectus, are presented on a pro forma basis as if the MBO of St. Louis Litho had occurred on January 1, 1996.


3.  REVERSE ACQUISITION AND ACQUISITIONS OF OPERATING BUSINESSES

The Acquisitions will occur simultaneously with the closing of FirstPak, Inc.'s Offering. Upon consummation of the Acquisitions, the former stockholders of Wisconsin Label will, as a group, own approximately 48.6% of the Company's Common Stock and control approximately 50.2% of the Company's voting interests. As such Common Stock ownership and voting interests will exceed (i) the separate Company ownership and voting interests of the former stockholder groups for St. Louis Litho, CalOptical, or Blake Printing, or (ii) the FirstPak stockholders' carryover ownership and voting interests just prior to the consummation of the Acquisitions, the Acquisitions, in accordance with Staff Accounting Bulletin No. 97, BUSINESS COMBINATIONS PRIOR TO A PUBLIC OFFERING, will be accounted for as a "reverse acquisition" by Wisconsin Label as the accounting acquirer using the purchase method of accounting. As a result, the Company's consolidated financial statements for periods prior to the consummation of the Acquisitions prepared for comparative purposes subsequent to the consummation of Acquisitions will be the historical consolidated financial statements of Wisconsin Label with certain amounts within "Stockholders' Equity" restated to reflect the impact of FirstPak's acquisition of Wisconsin Label.



The total estimated purchase price to be recorded by Wisconsin Label (the accounting acquirer) is approximately $65.8 million and consists of (i) $25.9 million fair value of 2,274,389 shares of FirstPak, Inc. Common Stock and options to purchase 393,616 shares of FirstPak, Inc. Common Stock (at an average exercise price of $0.66 per share) issued to the St. Louis Litho, CalOptical and Blake Printing Sellers with "lockups" ($9.80 per share), (ii) $4.2 million fair value of 301,712 shares of FirstPak, Inc. Common Stock issued to the St. Louis Litho and CalOptical Sellers and simultaneously sold by such Sellers in conjunction with the Offering ($14.00 per share), (iii) $34.9 million fair value of liabilities assumed in conjunction with the Acquisitions, and (iv) $800,000 transaction costs directly related to the Acquisitions.

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES

3.  REVERSE ACQUISITION AND ACQUISITIONS OF OPERATING BUSINESSES (CONTINUED)

The 2,274,389 shares and options to purchase 393,616 shares of FirstPak, Inc. Common Stock issued to the St. Louis Litho, CalOptical and Blake Printing Sellers with lockups were valued at a 30% discount to the Offering price of $14 per share ($9.80 per share, net after discount) based upon an appraisal of the impact to fair value for the lack of liquidity of the shares. As discussed elsewhere in the Prospectus, the holders of these shares have agreed to not offer, sell, or otherwise dispose of any of these shares for a period of one year after the closing of the Offering and, for an additional year thereafter, sell such shares in compliance with certain volume limitations.



The total estimated purchase price of $65.8 million has been allocated to the assets acquired (and liabilities assumed included in the total estimated purchase price) based on their estimated fair values in accordance with the purchase method of accounting for business combinations as described in Note 4 "Unaudited Pro Forma Combined Balance Sheet Adjustments", below.



Additionally (based on an assumed initial public offering price of $14 per share), $24.3 million will be recorded as stock based compensation expense by the Company concurrent with the closing of the Transactions, as follows: (i) $15.5 million for 1,110,667 shares of FirstPak, Inc. Common Stock owned by the FirstPak, Inc. stockholders just prior to the closing of the Transactions (representing compensation of $14.00 per share), (ii) $5.4 million for options to purchase 515,577 shares of FirstPak, Inc. Common Stock at $3.50 per share to be granted to certain Wisconsin Label stockholders contingent upon the closing of the Transactions (representing $14.00 per share less $3.50 per share, or compensation of $10.50 per share) and (iii) $3.4 million for options to purchase 332,143 shares of FirstPak, Inc. Common Stock at an average per share price of $3.92 granted to certain FirstPak, Inc. employees contingent upon the closing of the Transactions (representing $14.00 per share less $3.92 per share, or compensation of $10.08 per share).

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES

4.  UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS
A summary of the unaudited pro forma combined balance sheet adjustments follows:


                                -------------------------------------
                                         UNAUDITED PRO FORMA
                                 COMBINED BALANCE SHEET ADJUSTMENTS
                                      PURCHASE               OFFERING
                                --------------         --------------
(IN THOUSANDS)
ASSETS
Current assets:
  Cash........................  $            -         $        1,628(i)
  Accounts receivable.........               -                      -
  Inventories.................              73(a)                   -
  Prepaid expenses and
   other......................            (289)(b)             (2,097) (i)
                                --------------         --------------
    Total current assets......            (216)                  (469)
Property and equipment -
 Net..........................           2,498(c)                   -
Other assets..................             185(d)                 468(i)
Goodwill......................          21,697(b)                   -
                                --------------         --------------
Total assets..................  $       24,164         $           (1)
                                --------------         --------------
                                --------------         --------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt and notes
   payable....................  $            -         $       (4,796)(i)
  Current maturities of
   long-term debt.............               -                 (4,864)(i)
  Accounts payable............             558(e)              (3,052)(i)
  Accrued liabilities.........               -                   (131)(i)
  Income taxes payable........               -                      -
  Other current liabilities...               -                      -
                                --------------         --------------
    Total current
     liabilities..............             558(e)             (12,843)
Long-term debt................               -                (34,468)(i)
Deferred compensation.........               -                      -
Deferred income taxes.........          (2,415)(f)                (61)(i)
Minority interest and other...               -                   (189)(i)
Redeemable preferred stock....           9,440(g)                   -
Warrants with put option......          (2,240)(g)                  -
Stockholders' equity:
  Common stock................            (306)(g)                  4(j)
  Additional paid-in capital
   and warrants with put
   option.....................          42,219(g)              47,646(j)
  Unamortized stock based
   compensation...............             114(g)                   -
  Retained earnings...........         (22,206)(h)                (90)(i)
                                --------------         --------------
    Total stockholders'
     equity...................          18,821                 47,560
                                --------------         --------------
Total liabilities and
 stockholders' equity.........  $       21,164         $           (1)
                                --------------         --------------
                                --------------         --------------


PURCHASE accounting pro forma adjustments allocate the estimated purchase price to the assets acquired and liabilities assumed based on their estimated fair values in accordance with the purchase method of accounting:


a. To reflect the fair value of finished goods and work in process inventories at estimated selling prices less the estimated sum of costs to complete, costs of selling and a reasonable profit allowance for the selling effort.



b. To reflect the excess of total estimated purchase price over identifiable tangible and intangible assets acquired.

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES

4.  UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS (CONTINUED)

c. To reflect the current replacement cost of depreciable property and equipment.



d. To reflect the transfer of ownership of a Wisconsin Label equity investment to its stockholders.



e. To reflect additional estimated transaction costs directly related to the Acquisitions.



f. To reflect the increase in the basis of assets and liabilities, including the impact of stock based compensation discussed below, for financial reporting purposes over their basis for tax reporting purposes at enacted tax rates.



g.  To reflect the (in millions):



       (i)  issuance of FirstPak, Inc. Common Stock, options to purchase Common
            Stock and Preferred Stock to the Sellers in exchange for their
            ownership in the Operating Subsidiaries.............................    $    73.8
      (ii)  stock based compensation discussed below............................         24.3
     (iii)  elimination of historical warrants with put option, common stock, additional paid-in capital and unamortized stock compensation amounts for the Operating
            Subsidiaries........................................................         (6.2)
      (iv)  elimination of FirstPak, Inc. Common Stock and Preferred Stock
            issued to the Wisconsin Label Sellers and other adjustments as a
            result of the reverse acquisition by Wisconsin Label................        (43.7)
                                                                                  -----------
            Total pro forma adjustment..........................................    $    48.2
                                                                                  -----------
                                                                                  -----------



   Such total pro forma adjustment represents the following pro forma adjustments (in millions):



Redeemable preferred stock..............................................    $     9.4
Warrants with put option................................................         (2.2)
Common stock............................................................         (0.3)
Additional paid in capital..............................................         41.2
Unamortized stock based compensation....................................          0.1
                                                                          -----------
        Total pro forma adjustment......................................    $    48.2
                                                                          -----------
                                                                          -----------


   The Series A Preferred Stock ($11,000,000 redemption value) has been reflected at its estimated fair value of $9,440,000.


h. To reflect: (i) stock based compensation expense ($15.5 million) related to the FirstPak, Inc. Common Stock owned by the FirstPak, Inc. stockholders just prior to the closing of the Transactions, (ii) stock based compensation expense ($8.8 million gross; $5.3 million, net of taxes) related to the options granted to certain Wisconsin Label stockholders and FirstPak, Inc. employees contingent upon the closing of the Transactions, (iii) elimination of historical retained earnings ($1.5 million) amounts for FirstPak, Inc., St. Louis Litho, CalOptical and Blake Printing, (iv) gain ($100,000) related to transfer of ownership of a Wisconsin Label equity investment to its stockholders.



Offering pro forma adjustments reflect the anticipated issuance of FirstPak, Inc. Common Stock to the public and the proposed use of the net proceeds:



i. To reflect the proposed use of proceeds, principally to (i) repay substantially all of the approximately $44.3 million (as of June 30, 1997) of indebtedness (including accrued interest and certain repayment fees, (ii) pay approximately $800,000 of transaction costs directly related to the Acquisitions, (iii) pay $600,000 of credit facility fees and (iv) pay approximately $750,000 of other current liabilities incurred by FirstPak since its formation. The balance of the proceeds is approximately $1.6 million.

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES

4.  UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS (CONTINUED)

j. To reflect the issuance of 3,928,571 shares of FirstPak, Inc. Common Stock at $14 per share, net of underwriters' discount and other expenses (net proceeds to FirstPak, Inc. of $12.13 per share).



At June 30, 1997 Wisconsin Label's (the accounting acquiror) stockholders' equity reconciles to the Company's pro forma stockholders' equity as follows (in millions):



Wisconsin Label stockholders' equity, June 30, 1997................................    $    15.7
      (i)  issuance of Common Stock and options to purchase Common Stock to the St.
           Louis Litho, CalOptical and Blake Printing Sellers......................         30.1
     (ii)  increase in "additional paid-in capital" for stock-based compensation...         24.3
    (iii)  issuance of Common Stock in the Offering................................         47.7
     (iv)  reclassify from stockholders' equity Series A Preferred Stock...........         (9.4)
      (v)  stock based compensation expensed, net of taxes.........................        (20.8)
     (vi)  Other - net.............................................................          (.1)
                                                                                     -----------
Company pro forma stockholders' equity, June 30, 1997..............................    $    87.5
                                                                                     -----------
                                                                                     -----------

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES

5.  UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME ADJUSTMENTS
A summary of the unaudited pro forma combined statements of income adjustments follows:

                                          ----------------------------------------------------------------------------
                                                  UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME ADJUSTMENTS
                                          ----------------------------------------------------------------------------
                                                                                                                 TOTAL
                                                                                                            CONFORMING
                                                              CONFORMING               PURCHASE           AND PURCHASE
                                                         ---------------         --------------         --------------
(IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1996
Sales.....................................                          $ 540(a)            $     -                $   540
Cost of sales.............................                              -                   290(c)                 290
                                                             -----------         --------------         --------------
Gross profit..............................                            540                  (290)                   250
Operating expenses:
  Selling, general and administrative
   expenses...............................                            536(a)(b)           1,814(d)               2,350
  Amortization of goodwill................                              -                   494(e)                 494
  Stock based compensation................                              -                     -                      -
                                                             -----------         --------------         --------------
    Total operating expenses..............                            536                 2,308                  2,844
                                                             -----------         --------------         --------------
Operating income..........................                              4                (2,598)                (2,594)
Interest income...........................                              -                     -                      -
Interest expense..........................                             (4)(b)                 -                     (4)
Other income - Net........................                              -                    56(f)                  56
                                                             -----------         --------------         --------------
Income before income taxes................                              -                (2,542)                (2,542)
Provision for income taxes................                              -                  (991)(g)               (991)
Minority interest.........................                              -                   (14)(h)                (14)
Extraordinary item........................                              -                    58(i)                  58
                                                             -----------         --------------         --------------
Net income (loss).........................                          $   -               $(1,507)               $(1,507)
                                                             -----------         --------------         --------------
                                                             -----------         --------------         --------------

SIX MONTHS ENDED JUNE 30, 1996
Sales.....................................                          $ 275(a)            $     -                   $275
Cost of sales.............................                              -                   145(c)                 145
                                                             -----------         --------------         --------------
Gross profit..............................                            275                  (145)                   130
Operating expenses:
  Selling, general and administrative
   expenses...............................                            275(a)              1,014(d)               1,289
  Amortization of goodwill................                              -                   245(e)                 245
  Stock based compensation................                              -                     -                      -
                                                             -----------         --------------         --------------
    Total operating expenses..............                            275                 1,259                  1,534
                                                             -----------         --------------         --------------
Operating income..........................                              -                (1,404)                (1,404)
Interest income...........................                              -                     -                      -
Interest expense..........................                              -                     -                      -
Other income - Net........................                              -                   (17)(f)                (17)
                                                             -----------         --------------         --------------
Income before income taxes................                              -                (1,421)                (1,421)
Provision for income taxes................                              -                  (594)(g)               (594)
Minority interest.........................                              -                     -                      -
                                                             -----------         --------------         --------------
Net income (loss).........................                          $   -                 $(827)                 $(827)
                                                             -----------         --------------         --------------
                                                             -----------         --------------         --------------


                                                  OFFERING
                                            --------------
(IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1996
Sales.....................................          $    -
Cost of sales.............................               -
                                            --------------
Gross profit..............................               -
Operating expenses:
  Selling, general and administrative
   expenses...............................               -
  Amortization of goodwill................               -
  Stock based compensation................               -
                                            --------------
    Total operating expenses..............               -
                                            --------------
Operating income..........................               -
Interest income...........................               -
Interest expense..........................           3,773(j)
Other income - Net........................               -
                                            --------------
Income before income taxes................           3,773
Provision for income taxes................           1,509(k)
Minority interest.........................               -
Extraordinary item........................               -
                                            --------------
Net income (loss).........................         $ 2,264
                                            --------------
                                            --------------
SIX MONTHS ENDED JUNE 30, 1996
Sales.....................................         $     -
Cost of sales.............................               -
                                            --------------
Gross profit..............................               -
Operating expenses:
  Selling, general and administrative
   expenses...............................               -
  Amortization of goodwill................               -
  Stock based compensation................               -
                                            --------------
    Total operating expenses..............               -
                                            --------------
Operating income..........................               -
Interest income...........................               -
Interest expense..........................           1,899(j)
Other income - Net........................               -
                                            --------------
Income before income taxes................           1,899
Provision for income taxes................             760(k)
Minority interest.........................               -
                                            --------------
Net income (loss).........................          $1,139
                                            --------------
                                            --------------

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES

5. UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME ADJUSTMENTS (CONTINUED) UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME ADJUSTMENTS


                                                      -------------------------------------------------------
                                                                                         TOTAL
                                                                                    CONFORMING
(IN THOUSANDS)                                        CONFORMING     PURCHASE     AND PURCHASE       OFFERING
                                                      ----------     --------     ------------     ----------
SIX MONTHS ENDED JUNE 30, 1997
Sales.............................................      $  290(a)    $     -         $ 290         $     -
Cost of sales.....................................           -           143(c)        143               -
                                                      ----------     --------       ------         ----------
Gross profit......................................         290          (143)          147               -
Operating expenses:
  Selling, general and administrative expenses....         290(a)        541(d)        831               -
  Amortization of goodwill........................           -           246(e)        246               -
  Stock based compensation........................           -             -             -               -
                                                      ----------     --------       ------         ----------
      Total operating expenses....................         290           787         1,077               -
                                                      ----------     --------       ------         ----------
Operating income..................................           -          (930)         (930)              -
Interest income...................................           -             -             -               -
Interest expense..................................           -             -             -           1,826(j)
Other income - Net................................           -            55(f)         55               -
                                                      ----------     --------       ------         ----------
Income before income taxes........................           -          (875)         (875)          1,826
Provision for income taxes........................           -          (250)(g)      (250)            729(k)
                                                      ----------     --------       ------         ----------
Net income (loss).................................      $    -       $  (625)        $(625)        $ 1,097
                                                      ----------     --------       ------         ----------
                                                      ----------     --------       ------         ----------



CONFORMING accounting pro forma adjustments reclassify and restate the historical financial statements of FirstPak, Inc., St. Louis Litho, CalOptical and Blake Printing so as to be consistent with the accounting and financial reporting policies of Wisconsin Label (the accounting acquirer):



                                                                        -----------------------------------
                                                                         YEAR ENDED      SIX MONTHS ENDED
                                                                        DECEMBER 31,         JUNE 30,
(IN THOUSANDS)                                                                 1996         1996       1997
                                                                        -------------  ---------  ---------
a.         To reclassify CalOptical freight costs from a reduction in
            sales to selling expenses.................................    $     540    $     275  $     290
                                                                        -------------  ---------  ---------
                                                                        -------------  ---------  ---------

b.         To reclassify miscellaneous and individually insignificant
            amounts...................................................    $      (4)           -          -

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES

5. UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME ADJUSTMENTS (CONTINUED) PURCHASE accounting pro forma adjustments reflect the results of the purchase accounting pro forma adjustments made to the unaudited pro forma combined balance sheet giving effect to the Acquisitions as if they had occurred on January 1, 1996:


(IN THOUSANDS)
                                                                        -----------------------------------
                                                                                            SIX MONTHS
                                                                         YEAR ENDED           ENDED
                                                                        DECEMBER 31,         JUNE 30,
                                                                               1996         1996       1997
                                                                        -------------  ---------  ---------
c.         To reflect depreciation expenses for increases in pro forma depreciable property and equipment using the straight line method over an average remaining useful life of seven
            years.....................................................    $     290    $     145  $     143
                                                                        -------------  ---------  ---------
                                                                        -------------  ---------  ---------
d.         To reflect:
           Depreciation expenses for increases in pro forma
            depreciable property and equipment using the straight-line method over an average remaining useful life of seven
            years.....................................................    $      68    $      34  $      43
           Estimated increases in corporate and related expenses, see
            below.....................................................        1,746          980        498
                                                                        -------------  ---------  ---------
           Total selling, general and administrative expenses purchase
            accounting pro forma adjustments..........................    $   1,814    $   1,014  $     541
                                                                        -------------  ---------  ---------
                                                                        -------------  ---------  ---------
e.         To reflect:
           Goodwill amortization for increases in pro forma goodwill
            using the straight line method over its estimated life of
            40 years..................................................    $     544    $     270  $     271
           Historical CalOptical recorded goodwill was amortized over
            20 years, purchase will be 40 years (on straight-line
            method)...................................................          (50)         (25)       (25)
                                                                        -------------  ---------  ---------
           Total goodwill purchase accounting pro forma adjustments...    $     494    $     245  $     246
                                                                        -------------  ---------  ---------
                                                                        -------------  ---------  ---------
f.         To reflect the reversal of equity income for investments to be transferred to Wisconsin Label stockholders prior to
           the Acquisitions...........................................    $      56    $     (17) $      55
                                                                        -------------  ---------  ---------
                                                                        -------------  ---------  ---------

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES

5.  UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME ADJUSTMENTS (CONTINUED)


(IN THOUSANDS)
                                                                        -----------------------------------
                                                                                            SIX MONTHS
                                                                         YEAR ENDED           ENDED
                                                                        DECEMBER 31,         JUNE 30,
                                                                               1996         1996       1997
                                                                        -------------  ---------  ---------
g.         To reflect:
           Income tax benefit related to above adjustments............    $    (819)   $    (470) $    (250)
           Reversal of Wisconsin Label tax provision for subsidiary
            loss not consolidated for tax purposes, subsidiary
            (effective March 1997) now consolidated for tax
            purposes..................................................         (172)        (124)         -
                                                                        -------------  ---------  ---------
           Total provision for income tax purchase accounting pro
            forma adjustments.........................................    $    (991)   $    (594) $    (250)
                                                                        -------------  ---------  ---------
                                                                        -------------  ---------  ---------
h.         To reflect impact on minority interest of March 1997
            additional ownership interest by Wisconsin Label in
           majority owned subsidiary as if such additional interest
           had occurred on January 1, 1996............................    $      14    $       -  $       -
                                                                        -------------  ---------  ---------
                                                                        -------------  ---------  ---------
i.         To reflect reversal of CalOptical extraordinary item as it
            is non-recurring..........................................    $      58    $       -  $       -
                                                                        -------------  ---------  ---------
                                                                        -------------  ---------  ---------



The Company has estimated the annual operating cost of its corporate headquarters, including compensation for its executive and staff personnel, to be $1,960,000. This amount is reflected in pro forma adjustment "d" (less actual costs incurred by FirstPak, Inc. during the appropriate pro forma period). This amount reflects (i) employment agreements entered into with the Company's Chairman, President and Chief Executive Officer, Vice Chairman and Chief Financial Officer which provide for minimum annual compensation of $575,000 and
(ii) estimated annual costs related to: (a) annual compensation for additional corporate staff to be hired, (b) executive and staff performance based compensation and insurance and other employee benefits, (c) leasing corporate offices, (d) depreciation and leasing costs for office furniture and equipment, and (e) other corporate costs.



OFFERING pro forma adjustments reflect the results of the proposed use of net proceeds from the issuance of FirstPak, Inc. Common Stock to the public:



                                                                                       -----------------------------------
                                                                                                           SIX MONTHS
                                                                                        YEAR ENDED           ENDED
                                                                                       DECEMBER 31,         JUNE 30,
(IN THOUSANDS)                                                                                1996         1996       1997
                                                                                       -------------  ---------  ---------
j.         To reflect:
           Reduction in interest expenses resulting from the use of Offering
           proceeds, the proposed payoff of debt.....................................    $   4,033    $   2,029  $   1,956
           Amortization of the revolving credit facility signing fee, using the
            straight line method over the facility's six year life...................         (100)         (50)       (50)
           Periodic revolving credit facility committment fees.......................         (160)         (80)       (80)
                                                                                       -------------  ---------  ---------
           Total interest expense pro forma adjustments..............................    $   3,773    $   1,899  $   1,826
                                                                                       -------------  ---------  ---------
                                                                                       -------------  ---------  ---------
k.         To reflect the income tax expense related to the above adjustment.........    $   1,509    $     760  $     729
                                                                                       -------------  ---------  ---------
                                                                                       -------------  ---------  ---------

                   FIRSTPAK, INC. AND OPERATING SUBSIDIARIES

6.  PRO FORMA NET INCOME PER SHARE

The weighted average shares outstanding used to calculate pro forma net income per share is based on the estimated average number of shares of FirstPak, Inc. Common Stock and common stock equivalents outstanding during the period (and giving effect to the Transactions as if they occurred on January 1, 1996) as follows:



Shares issued in the formation of FirstPak,
 Inc.........................................    1,214,000
Shares issued to the Sellers.................    5,969,000
Shares issued to the public in the
 Offering....................................    3,928,000
                                               -----------
    Total....................................   11,111,000
                                               -----------

Shares assumed to be issued for exercise of
 options under the treasury stock method:
  Options granted to or exchanged with the
   Sellers...................................      762,000
  Options granted to FirstPak, Inc.
   employees, director and consultant........      277,000
                                               -----------
    Total....................................    1,039,000
                                               -----------
Total........................................   12,150,000
                                               -----------
                                               -----------

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
FirstPak, Inc.:



We have audited the accompanying balance sheet of FirstPak, Inc. ("FirstPak") as of December 31, 1996, and the related statements of loss and accumulated deficit and of cash flows for the period from February 23, 1996 (inception) through December 31, 1996. These financial statements are the responsibility of the FirstPak's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all material respects, the financial position of FirstPak, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the period from February 23, 1996 (inception) through December 31, 1996 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
San Francisco, California
August 27, 1997

                                 FIRSTPAK, INC.
                                 BALANCE SHEETS



                                                       --------------------
                                                        DECEMBER
                                                             31,   JUNE 30,
                                                            1996       1997
                                                       ---------  ---------
(IN THOUSANDS, EXCEPT SHARE DATA)                                 (UNAUDITED)
ASSETS
Cash.................................................      $   3      $   5
Deferred public offering costs.......................          -      1,803
Deferred income taxes................................         84        273
                                                       ---------  ---------
Total assets.........................................      $  87     $2,081
                                                       ---------  ---------
                                                       ---------  ---------

LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities:
  Accounts payable...................................      $   1     $1,875
  Due to related parties.............................        214        619
                                                       ---------  ---------
    Total liabilities................................        215      2,494
                                                       ---------  ---------
Stockholders' deficit:
  Preferred stock, $.001 par value: 10,000,000 shares
   authorized; no shares issued and outstanding......          -          -
  Common stock, $.001 par value: 100 million shares
   authorized; 25 shares issued and outstanding......          2          2
  Accumulated deficit................................       (130)      (415)
                                                       ---------  ---------
    Total stockholders' deficit......................       (128)      (413)
                                                       ---------  ---------
Total liabilities and stockholders' deficit..........      $  87     $2,081
                                                       ---------  ---------
                                                       ---------  ---------


                       See notes to financial statements.

                                 FIRSTPAK, INC.
                   STATEMENTS OF LOSS AND ACCUMULATED DEFICIT



                                                      --------------------
                                                         PERIOD
                                                           FROM
                                                       FEBRUARY
                                                            23,
                                                           1996
                                                      (INCEPTION)       SIX
                                                        THROUGH     MONTHS
                                                       DECEMBER      ENDED
                                                            31,   JUNE 30,
                                                           1996       1997
                                                      ---------  ---------
(IN THOUSANDS)                                                   (UNAUDITED)
Operating expenses:
  Acquisition search and related costs..............      $ 122      $ 271
  General and administrative........................         92        203
                                                      ---------  ---------
    Total operating expenses and loss before income
     taxes..........................................        214        474
  Income tax benefit................................        (84)      (189)
                                                      ---------  ---------
    Net loss........................................        130        285

Accumulated deficit:
  Beginning of period...............................          -        130
                                                      ---------  ---------
  End of period.....................................      $ 130      $ 415
                                                      ---------  ---------
                                                      ---------  ---------


                       See notes to financial statements.

                                 FIRSTPAK, INC.
                            STATEMENTS OF CASH FLOWS



                                                                --------------------------------
                                                                  PERIOD FROM
                                                                FEBRUARY 23, 1996          SIX
                                                                  (INCEPTION)           MONTHS
                                                                      THROUGH            ENDED
                                                                DECEMBER 31, 1996  JUNE 30, 1997
                                                                -----------------  -------------
(IN THOUSANDS)                                                                      (UNAUDITED)
Cash Flows From Operating Activities:
  Net loss....................................................      $    (130)       $    (285)
  Adjustment to reconcile loss to net cash used in operating activities:
    Deferred public offering costs............................              -           (1,803)
    Change in accounts payable................................              1            1,874
    Change in due to related parties..........................            214              405
    Deferred income taxes.....................................            (84)            (189)
                                                                       ------           ------
      Net cash from operating activities......................              1                2

Cash Flows From Financing Activities -
  Capital contribution........................................              2                -

Cash At Beginning Of Period...................................              -                3
                                                                       ------           ------
Cash At End Of Period.........................................      $       3        $       5
                                                                       ------           ------
                                                                       ------           ------


                       See notes to financial statements.

                                 FIRSTPAK, INC.


                         NOTES TO FINANCIAL STATEMENTS

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


1.  BASIS OF PRESENTATION

FirstPak, Inc.'s ("FirstPak") predecessor was initially incorporated in California on February 23, 1996. Accordingly, no historical financial information is available prior to February 23, 1996. Additionally, FirstPak had no activities prior to July 1996. FirstPak was formed for the purpose of creating a consolidator and national operator of packaging and labeling products and service enterprises.



Through June 30, 1997, FirstPak has not engaged in any activities other than to develop and refine its strategy and search for, plan and negotiate potential acquisitions of label and packaging companies meeting its strategic goals. FirstPak has conducted no other activities and is expected to acquire the Operating Subsidiaries (See Note 3, "Probable Acquisitions and Accounting Acquirer") simultaneously with the closing of the Offering (See Note 4, "Probable Offering").


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


DEFERRED PUBLIC OFFERING COSTS - Costs related to the public offering of FirstPak securities (see Note 4, "Probable Offering") are deferred until the closing of such offering at which time such costs are deducted from the offering proceeds. Should FirstPak determine the closing of an offering is not probable, such costs are expensed in the period of such determination.



ACQUISITION SEARCH AND RELATED COSTS - FirstPak expenses acquisition search and related costs as incurred. In accordance with Staff Accounting Bulletin No. 79, Accounting for Expenses or Liabilities Paid by Principal Stockholders FirstPak includes in such costs direct out of pocket costs incurred and paid by its principal stockholders and related entities. FirstPak intends to reimburse its stockholders and related entities for such costs (classified on FirstPak's balance sheet as "Due to Related Parties") from the proceeds from the sale of Common Stock (see Note 4, "Probable Offering").



INTERIM FINANCIAL STATEMENTS - Unaudited interim financial information as of and for the six months ended June 30, 1997 has been prepared on the same basis as the financial statements as of and for the period ended December 31, 1996. In the opinion of management, such unaudited interim information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial information. The results of operations and cash flows for the interim period presented are not necessarily indicative of the expected results for the full year.



INCOME TAXES - FirstPak accounts for income taxes under the liability method, whereby deferred income taxes are determined based on the future tax effects of differences between the basis of assets and liabilities for financial statement purposes and tax purposes given the provisions of the enacted tax laws. At December 31, 1996 and June 30, 1997 FirstPak had deferred tax assets of $84,000 and $273,000 related to incurred book losses. FirstPak's effective tax rate is 40%, reflecting federal statutory rate of 34% and state rate of 6% (net of federal effect).



STOCK BASED COMPENSATION - Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. FirstPak has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25,

                                 FIRSTPAK, INC.

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations. Accordingly, compensation cost for stock awards is measured as the excess, if any, of the estimated fair value of FirstPak's stock at the measurement date over the amount an employee must pay to acquire the stock.



NEW ACCOUNTING PRONOUNCEMENTS - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes annual and interim reporting standards for an enterprise's operating segments and related diclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact FirstPak's financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginnning after December 15, 1997, with earlier application permitted.


3.  PROBABLE ACQUISITIONS AND ACCOUNTING ACQUIRER

On July 17, 1997, FirstPak executed merger agreements to acquire (i) Wisconsin Label Corporation and subsidiaries ("Wisconsin Label"), (ii) St. Louis Lithographing Company ("St. Louis Litho"), (iii) CalOptical Holding Corporation and subsidiary ("CalOptical") and (iv) Blake Printing and Publishing, Inc. ("Blake Printing") (collectively, the "Operating Subsidiaries" and their stockholders, the "Sellers"). These acquisitions (the "Acquisitions") are expected to occur simultaneously with the closing of FirstPak's Offering (see
Note 4, "Probable Offering"). Upon consummation of the Acquisitions, the former stockholders of Wisconsin Label will, as a group, own in excess of 47.0% of FirstPak's common stock and control in excess of 48.0% of the FirstPak's voting interests. As such common stock ownership and voting interests will exceed (i) the separate FirstPak ownership and voting interests of the former stockholder groups for St. Louis Litho, CalOptical, or Blake Printing, or (ii) the FirstPak stockholders' carryover ownership and voting interests just prior to the consummation of the Acqusitions, the Acquisitions will be accounted for as a "reverse acquisition" by Wisconsin Label Corporation and subsidiaries as the accounting acquirer using the purchase method of accounting. As a result, FirstPak's consolidated financial statements for periods prior to the consummation of the Acquisitions prepared for comparative purposes subsequent to the consummation of the Acquisitions will be the historical consolidated financial statements of Wisconsin Label with certain amounts within "Stockholders' Equity" restated to reflect the impact of FirstPak's acquisition of Wisconsin Label.



The total estimated purchase price to be recorded by Wisconsin Label (the accounting acquirer) is approximately $65.8 million and consists of (i) $25.9 million fair value of the shares of FirstPak Common Stock and options to purchase shares of FirstPak Common Stock to be issued to the St. Louis Litho, CalOptical and Blake Printing Sellers with "lockups", (ii) $4.2 million fair value of FirstPak Common Stock to be issued to the St. Louis Litho and CalOptical Sellers and simultaneously sold by such Sellers in conjunction with the Offering, (iii) $34.9 million fair value of St. Louis Litho, CalOptical and Blake Printing liabilities assumed (based on June 30, 1997 data) in conjunction with the Acquisitions, and (iv) $800,000 transaction costs directly related to the Acquisitions. The actual purchase price will be dependent upon (i) the actual number of shares of FirstPak Common Stock and options to purchase FirstPak Common Stock issued to the Sellers, (ii) the actual initial public offering price per share of FirstPak Common Stock, (iii) the fair value of the actual liabilities assumed on the date the Acquisitions close, and (iv) the actual transaction costs incurred.



The shares and options to purchase shares of FirstPak Common Stock to be issued to St. Louis Litho, CalOptical and Blake Printing Sellers with lockups will be valued at a 30% discount to the initial public offering price based upon an appraisal of the impact to fair value for the lack of liquidity of the shares. As discussed elsewhere

                                 FIRSTPAK, INC.

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


3. PROBABLE ACQUISITIONS AND ACCOUNTING ACQUIRER (CONTINUED) in the Prospectus, the holders of these shares have agreed to not offer, sell, or otherwise dispose of any of these shares for a period of one year after the closing of the Offering and, under certain circumstances, (i) the shares are not be freely tradable for up to two years subsequent to the closing of the Offering and (ii) certain shares are not freely tradeable.

The total estimated purchase price will be allocated to the assets acquired (and liabilities assumed included in the total estimated purchase price) based on their fair values in accordance with the purchase method of accounting for business combinations.


Additionally, approximately $25.8 million will be recorded as stock based compensation expense concurrent with the closing of the Transactions, related to: (i) FirstPak Common Stock owned by the FirstPak employees just prior to the closing of the Transactions (ii) options to purchase shares of FirstPak Common Stock to be granted to certain Wisconsin Label employee stockholders at a price per share equal to 25% of the initial public offering price contingent upon the closing of the Transactions, and (iii) options to purchase shares of FirstPak Common Stock at a weighted average exercise price per share equal to approximately 28% of the initial public offering price granted to certain FirstPak employees contingent upon the closing of the Transactions.



Pro forma unaudited results of operations for the year ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 as if the Acquisitions had occurred on January 1, 1996 follows:



                                                           --------------------------------------
                                                                 YEAR ENDED    SIX MONTHS ENDED
                                                               DECEMBER 31,        JUNE 30,
                                                                       1996       1996       1997
                                                           ----------------  ---------  ---------
                                                             (UNAUDITED)         (UNAUDITED)
(IN THOUSANDS)

Pro forma sales..........................................         $ 142,784  $  72,620  $  74,300
Pro forma operating income...............................             7,501      4,344      3,973
Pro forma net income.....................................             4,458      2,493      2,669


4.  PROBABLE OFFERING ("OFFERING")

In connection with the probable Acquisitions (see Note 3, "Probable Acquisitions and Accounting Acquirer"), FirstPak intends to issue approximately (i) 1.2 million shares of Common Stock, through a split of the 25 shares of Common Stock of FirstPak currently outstanding, subject to certain adjustments, (ii) 9.9 million shares of Common Stock (approximately 6.0 million shares to the Sellers, subject to certain adjustments, and approximately 3.9 million shares to the public) and (iii) 220,000 shares of its Series A Preferred Stock to the Wisconsin Label Sellers. The actual numbers of shares of FirstPak Common Stock to be issued is dependent upon the initial public offering price per share and other factors.


5.  PROBABLE CREDIT AGREEMENT

FirstPak has received a commitment letter from The Chase Manhattan Bank ("Chase") pursuant to which Chase has agreed, subject to certain conditions, to provide FirstPak with a senior revolving credit facility (the "Facility") in the amount of $80 million. Up to $60 million of the Facility may be used for acquisitions by FirstPak. The remaining $20 million is for working capital purposes. Borrowings under the working capital Facility will be limited to certain percentages of eligible accounts receivable and inventory. Borrowings under the Facility will be secured by the capital stock of the Operating Subsidiaries, and the Operating Subsidiaries will be required to guarantee the repayment of amounts outstanding under the Facility. The Facility will contain covenants requiring FirstPak to maintain certain financial ratios and to meet certain financial tests, including minimum debt service

                                 FIRSTPAK, INC.

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


5.  PROBABLE CREDIT AGREEMENT (CONTINUED)
coverage, maximum leverage, maximum capital expenditures and minimum tangible net worth. In addition, consent of the lender may be required for certain acquisitions. The obligation of Chase to provide the Facility is subject to consummation of the Acquisitions and the Offering and to certain other conditions.

6.  CAPITAL STOCK

The authorized capital stock of FirstPak consists of 100,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock").


COMMON STOCK - Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to the rights of any holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of Preferred Stock. Holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company and no right to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Common Stock.


PREFERRED STOCK - The Board of Directors is authorized, without further action by the stockholders, to issue any or all shares of authorized Preferred Stock as a class without series or in one or more series and to fix the rights, preferences, restrictions and designations thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or impeding a change in control of FirstPak.



In connection with the Acquisitions FirstPak will issue 220,000 shares of its Series A Preferred Stock, $0.001 par value, to the former stockholders of Wisconsin Label. The Series A Preferred Stock will be redeemable for $11,000,000 upon either (i) a sale, merger or other business combination for cash or stock of a certain investment of Wisconsin Label in another printing company, (ii) a date six months after the closing of a firm commitment underwritten public offering of such printing company's common stock that represents not less than 20% of the outstanding capital stock of such printing company and results in aggregate gross proceeds to such printing company in excess of $15,000,000,
(iii) the sale by FirstPak of (a) not less than 75% of the shares of such other printing company owned by Wisconsin Label and the receipt of funds (in any amount) due to FirstPak upon such sale or (b) all or any part of its equity interest in such other printing company pursuant to which FirstPak receives not less than $6 million, (iv) the dissolution, liquidation or winding-up of such other printing company or (v) the exercise of certain put or call options attached to Wisconsin Label's interest in such other printing company, the exercise of which, in certain circumstances, must (a) be with respect to not less than 75% of the shares of such other printing company owned by Wisconsin Label and the receipt of funds (in any amount) due to FirstPak upon such exercise or (b) cause FirstPak to receive not less than $6 million in the aggregate pursuant to such exercise. The Series A Preferred Stock will entitle its holder to one vote for each share on all matters presented to stockholders for approval. The Series A Preferred Stock will be recorded at its estimated fair value (approximately $9,440,000). The $1,560,000 estimated discount will be recorded similar to a preferred stock dividend when the Series A Preferred Stock is redeemed.


7.  STOCK OPTIONS

FirstPak issued stock options to an employee on February 14, 1997 to purchase 50,000 new shares of FirstPak's Common Stock. The options vest as follows:
25,000 upon the earlier of the successful completion of a public offering (see
Note 4, "Probable Offering") or over a four year period at 25% per year and the remaining 25,000

                                 FIRSTPAK, INC.

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


7.  STOCK OPTIONS (CONTINUED)
over a four-year period at 25% per year. The exercise price of the options was set at $5.35 which was management's estimate of the fair value of the options at issuance. Accordingly, no compensation expense has been recorded for such options.


SFAS 123 requires the disclosure of pro forma net income had FirstPak adopted the fair value method as of the beginning of 1997 (the beginning of the period when FirstPak first issued stock options). Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. FirstPak's calculation for its one existing employee stock option agreement was made using the Black-Scholes option pricing model with the following average assumptions; expected life of 5 years; stock volatility,
 .001%; risk free interest rates, 5.53%; and no dividends during the expected term. If the computed fair values of the agreement was included in expense, pro forma net loss for the six months ended June 30, 1997 would not change materially from the amount reported in the accompanying statements of loss.



FirstPak's 1997 Stock Plan (the "1997 Stock Plan") was approved by the Board of Directors and the stockholders of FirstPak in May 1997. The 1997 Stock Plan provides for the grant of incentive stock options to employees (including officers and employee directors) and for the grant of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants. Unless terminated sooner, the 1997 Stock Plan will terminate automatically in 2007.



In June 1997, FirstPak agreed to grant options to purchase 150,000 shares and 257,143 shares of its Common Stock to its President and Chief Executive Officer at an exercise price of 100% and 25%, respectively, of FirstPak's Common Stock price in the Offering and agreed to grant options to purchase 20,000 shares of its Common Stock to a Director at an exercise price of 75% of FirstPak's Common Stock price in the Offering (see Note 4, "Probable Offering"). In August 1997, FirstPak agreed to grant options to purchase 30,000 shares and 55,000 shares of its Common Stock to its Chief Financial Officer at an exercise price of 100% and 25%, respectively, of FirstPak's Common Stock price in the Offering and agreed to grant options to purchase 10,000 shares of its Common Stock to a consultant at an exercise price of 25% of FirstPak's Common Stock price in the Offering (see Note 4, "Probable Offering"). Also, in June 1997, FirstPak, as discussed above (see Note 3, "Probable Acquisitions and Accounting Acquiror"), agreed to grant, contingent upon the closing of the Transactions, options to purchase 515,577 shares of its Common Stock, dependent upon the initial offering price per share, to certain employee stockholders of Wisconsin Label at an exercise price of 25% of FirstPak's Common Stock price in the Offering. Such options vest and are exercisable concurrent with the closing of the Transactions. As discussed above (see Note 3 "Probable Acquisitions and Accounting Acquirer"), FirstPak will record approximately $24.3 million of stock based compensation, of which $8.8 million relates to options, concurrent with the closing of the Transactions.



Concurrent with the closing of the Transactions, FirstPak will assume the stock option obligations of St. Louis Litho, CalOptical and Blake Printing. Such obligations will entitle certain employees of St. Louis Litho, CalOptical and Blake Printing to purchase 393,424 shares of FirstPak Common Stock at a weighted average exercise price of $0.66 per share, dependent upon the (i) the actual number of shares of FirstPak Common Stock issued to Sellers and sold in the Offering and (ii) the actual initial public offering price per share.


The 1997 Stock Plan may be administered by the Board of Directors or a committee of the Board of Directors (as applicable, the "Administrator"). The Administrator has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the

                                 FIRSTPAK, INC.

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


7.  STOCK OPTIONS (CONTINUED)
Administrator has the authority to amend, suspend or terminate the 1997 Stock Plan, provided that no such action may affect any share of Common Stock previously issued or sold or any option previously granted under the 1997 Stock Plan.


Options and SPRs granted under the 1997 Stock Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Stock Plan must generally be exercised within three months after the end of optionee's status as an employee, director of consultant of FirstPak, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten-year term. SPRs will be exercisable pursuant to a restricted stock purchase agreement (the "Restricted Stock Purchase Agreement"). Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant FirstPak a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with FirstPak for any reason (including death or disability). The purchase price for shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to FirstPak. The repurchase option shall lapse at a rate determined by the Administrator. The exercise price of all incentive stock options granted under the 1997 Stock Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1997 Stock Plan is determined by the Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of FirstPak's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Stock Plan may not exceed ten years.



In addition, the 1997 Stock Plan provides that each director that is not also an officer or employee of FirstPak or an Operating Subsidiary shall be automatically granted an option to purchase 20,000 shares of Common Stock on the later of the effective date of the plan or the date on which such person first becomes a nonemployee director. Each nonemployee director shall also be automatically granted an option to purchase 5,000 shares on July 1 of each year provided he or she is then a nonemployee director and if, as of such date, he or she shall have served on FirstPak's Board of Directors for at least the preceding six months. Options granted to nonemployee directors vest ratably over three years, and have a term of ten years. The exercise price of options granted to nonemployee directors shall be 100% of the fair market value per share of Common Stock on the date of grant.



The 1997 Plan provides that in the event of a merger of FirstPak with or into another corporation, or a sale of substantially all of FirstPak's assets, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the Administrator shall provide for the optionee to have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Wisconsin Label Corporation:

We have audited the accompanying consolidated balance sheets of Wisconsin Label Corporation and subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and the cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wisconsin Label Corporation and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 31, 1997 (July 17, 1997 as to Note 13)

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                 ---------------------------------
                                                                     DECEMBER 31,        JUNE 30,
                                                                      1995       1996        1997
                                                                 ---------  ---------  -----------
                                                                                       (UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS
Current assets:
  Cash.........................................................  $     100  $     703   $   1,158
  Accounts receivable - trade - less allowance for doubtful
   accounts of $300, $838, and $310 at December 31, 1995 and
   1996 and June 30, 1997, respectively........................     11,805     14,553      14,629
  Inventories..................................................      7,662      8,812       8,665
  Prepaid expenses and other...................................      2,562      1,165         713
                                                                 ---------  ---------  -----------
    Total current assets.......................................     22,129     25,233      25,165
                                                                 ---------  ---------  -----------
Property and equipment - Net...................................     13,343     14,936      16,450
                                                                 ---------  ---------  -----------
Other assets:
  Equity method investments....................................      3,764      4,834       5,952
  Other........................................................      1,506      1,184       1,061
                                                                 ---------  ---------  -----------
    Total other assets.........................................      5,270      6,018       7,013
                                                                 ---------  ---------  -----------
Total assets...................................................  $  40,742  $  46,187   $  48,628
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long term debt.........................  $   5,646  $   1,456   $   2,374
  Notes payable - bank.........................................      2,821      8,343       4,603
  Accounts payable.............................................      6,532      7,660       6,413
  Accrued employee compensation................................      1,930      2,370       2,203
  Other accrued expenses.......................................        565        128         146
  Income taxes payable.........................................        181        437         371
                                                                 ---------  ---------  -----------
    Total current liabilities..................................     17,675     20,394      16,110
                                                                 ---------  ---------  -----------
Noncurrent liabilities:
  Long term debt...............................................     10,169      9,216      14,421
  Deferred compensation........................................        689        673         813
  Deferred income taxes........................................      1,180      1,609       1,350
                                                                 ---------  ---------  -----------
    Total liabilities..........................................     29,713     31,892      32,694
Minority interest..............................................        198        275         258
Commitments and contingencies
Stockholders' equity:
  Common stock - $1 par value - 500,000 shares authorized......        292        294         294
  Additional paid-in capital...................................      1,549      1,681       1,681
  Retained earnings............................................      8,990     12,045      13,701
                                                                 ---------  ---------  -----------
    Total stockholders' equity.................................     10,831     14,020      15,676
                                                                 ---------  ---------  -----------
  Total liabilities and stockholders' equity...................  $  40,742  $  46,187   $  48,628
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------


                See notes to consolidated financial statements.

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME


                                                             -----------------------------------------------------
                                                                       YEARS ENDED              SIX MONTHS ENDED
                                                                      DECEMBER 31,                  JUNE 30,
                                                                  1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
(IN THOUSANDS)
Sales......................................................  $  57,175  $  70,852  $  93,914  $  47,898  $  46,919

Cost of sales..............................................     43,637     54,031     71,744     36,816     35,951
                                                             ---------  ---------  ---------  ---------  ---------
      Gross profit                                              13,538     16,821     22,170     11,082     10,968
                                                             ---------  ---------  ---------  ---------  ---------
Operating expenses:........................................
  Selling, general and administrative expenses.............      9,300     11,912     15,722      7,950      8,206
  Amortization of goodwill.................................        111        173         36         28         57
  Stock based compensation.................................          -          -        134          -         20
                                                             ---------  ---------  ---------  ---------  ---------
      Total operating expenses.............................      9,411     12,085     15,892      7,978      8,283
                                                             ---------  ---------  ---------  ---------  ---------
Operating income...........................................      4,127      4,736      6,278      3,104      2,685
                                                             ---------  ---------  ---------  ---------  ---------
Other income (expense):
  Interest income..........................................         48        278        258        139         36
  Interest expense.........................................       (681)    (1,262)    (1,451)      (739)      (724)
  Equity income (loss).....................................        (16)       357        465        249        575
  Other - net..............................................       (274)       249        (17)       (54)       (21)
                                                             ---------  ---------  ---------  ---------  ---------
      Total other expense - net............................       (923)      (378)      (745)      (405)      (134)
                                                             ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes and minority
 interest..................................................      3,204      4,358      5,533      2,699      2,551

Provision for income taxes.................................      1,561      2,025      2,400      1,215        852
                                                             ---------  ---------  ---------  ---------  ---------
Income before minority interest............................      1,643      2,333      3,133      1,484      1,699

Minority interest in subsidiaries' earnings................        (53)       (74)       (78)       (58)       (43)
                                                             ---------  ---------  ---------  ---------  ---------

Net income.................................................  $   1,590  $   2,259  $   3,055  $   1,426  $   1,656
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------


                See notes to consolidated financial statements.

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                          ------------------------------------------------------
                                                            ADDITIONAL                     TOTAL
                                           COMMON STOCK        PAID IN   RETAINED  STOCKHOLDERS'
                                           SHARES  AMOUNT      CAPITAL   EARNINGS         EQUITY
                                          -------  ------   ----------   --------  -------------
(IN THOUSANDS, EXCEPT SHARE DATA)
Balance, January 1, 1994................  274,946   $ 275    $     665   $  5,141     $    6,081
Net income..............................        -       -            -      1,590          1,590
                                          -------  ------   ----------   --------  -------------
Balance, December 31, 1994..............  274,946     275          665      6,731          7,671
Issuance of common stock in connection
 with Voxcom acquisition................   17,175      17          884          -            901
Net income..............................        -       -            -      2,259          2,259
                                          -------  ------   ----------   --------  -------------
Balance, December 31, 1995..............  292,121     292        1,549      8,990         10,831
Issuance of common stock in connection
 with Voxcom acquisition................    2,123       2          132          -            134
Net income..............................        -       -            -      3,055          3,055
                                          -------  ------   ----------   --------  -------------
Balance, December 31, 1996..............  294,244   $ 294    $   1,681   $ 12,045     $   14,020
Net income (Unaudited)..................        -       -            -      1,656          1,656
                                          -------  ------   ----------   --------  -------------
Balance, June 30, 1997 (Unaudited)......  294,244   $ 294    $   1,681   $ 13,701     $   15,676
                                          -------  ------   ----------   --------  -------------
                                          -------  ------   ----------   --------  -------------


                See notes to consolidated financial statements.

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                    -------------------------------------------
                                                           YEARS ENDED         SIX MONTHS ENDED
                                                          DECEMBER 31,             JUNE 30,
(IN THOUSANDS)                                         1994     1995     1996     1996     1997
                                                    -------  -------  -------  -------  -------
                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income......................................  $ 1,590  $ 2,259  $ 3,055  $ 1,426  $ 1,656
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Minority interest in subsidiaries earnings....       53       74       78       58       43
    Depreciation and amortization.................    1,218    1,674    2,006      876      964
    Provision for deferred income taxes...........      203      435      351       44       12
    Equity (income) loss..........................       16     (357)    (465)    (249)    (575)
    Issuance of common stock as compensation......        -        -      134        -       20
    Changes in operating assets and liabilities,
     excluding the effect of business acquisition:
      Accounts receivable.........................   (2,514)  (1,442)  (2,748)  (4,215)     (76)
      Inventories.................................   (1,405)  (2,028)  (1,150)     271      129
      Other current assets........................     (240)  (1,581)     629    2,284      669
      Accounts payable............................      686        7    1,128    1,321   (1,246)
      Accrued and other liabilities...............      213      565      (13)    (198)    (443)
      Accrued income taxes........................     (139)     122      256      439      (57)
                                                    -------  -------  -------  -------  -------
        Net cash provided by (used in) operating
         activities...............................     (319)    (272)   3,261    2,057    1,096

Cash flows from investing activities:
  Capital expenditures............................   (2,226)  (2,810)  (3,569)  (2,497)  (2,436)
  Equity investments in affiliates................     (105)  (3,318)    (634)    (320)    (587)
  Acquisition of Voxcom...........................              (328)                -        -
                                                    -------  -------  -------  -------  -------
        Net cash used in investing activities.....   (2,331)  (6,456)  (4,203)  (2,817)  (3,023)

Cash flows from financing activities:
  Proceeds from issuance of debt..................    8,617   14,549    1,165    1,207    5,462
  Repayments of debt..............................   (6,341)  (8,885)  (5,142)    (907)    (478)
  Line of credit borrowings.......................       45      976    5,522      360   (2,602)
                                                    -------  -------  -------  -------  -------
        Net cash provided by financing
         activities...............................    2,321    6,640    1,545      660    2,382

Net increase (decrease) in cash and cash
 equivalents......................................     (329)     (88)     603     (100)     455

Cash and cash equivalents, beginning of period....      517      188      100      100      703
                                                    -------  -------  -------  -------  -------
Cash and cash equivalents, end of period..........  $   188  $   100  $   703  $     -  $ 1,158
                                                    -------  -------  -------  -------  -------
                                                    -------  -------  -------  -------  -------
Supplemental cash flow information:
  Cash paid during the year for:
    Interest......................................  $   813  $ 1,301  $ 1,777  $   731  $   765
    Income taxes..................................    1,257    1,463    1,676      655      820


                See notes to consolidated financial statements.

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE BUSINESS -

Wisconsin Label Corporation and subsidiaries (the "Company") provides printed pressure sensitive labels, tapes, and specialty items primarily to customers located throughout North America. The Company also affixes labels and provides overwrapping services.

PRINCIPLES OF CONSOLIDATION -

The accompanying consolidated financial statements include the accounts of Wisconsin Label Corporation and its wholly owned subsidiaries and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The equity of the minority ownership interest of majority owned subsidiaries is shown as minority ownership interest in the consolidated balance sheets.

Investments in affiliates in which the Company has the ability to exercise significant influence over operations and financial policies are accounted for using the equity method, with cost adjusted for the Company's proportionate share of their undistributed earnings or losses.

USE OF ESTIMATES IN PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS -

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements. Actual results may differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS -


The Company provides for an allowance for doubtful accounts when the collectability of trade accounts receivable becomes unlikely. The expense for doubtful accounts was $304,000, $262,000 and $768,000 for the years ended December 31, 1994, 1995 and 1996 and $583,061 and $94,915 for the six months ended June 30, 1996 and 1997, respectively.


INVENTORIES -

The Company's inventories are carried at the lower of cost or market. The cost of inventories is determined using the first-in, first-out ("FIFO") method.

PROPERTY AND EQUIPMENT -

Property and equipment are carried at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property and equipment are reflected in income. Depreciation is computed on the straight-line method over the estimated useful lives of the respective classes of assets as follows:

                                                                                      ---------
                                                                                        YEARS
                                                                                      ---------
Buildings...........................................................................     40
Machinery and equipment.............................................................   5 - 10
Vehicles............................................................................      5
Office equipment....................................................................      5

CASH EQUIVALENTS -

Marketable securities that are highly liquid and are purchased with a maturity of three months or less are classified as cash.

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INCOME TAXES -

Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates.

REVENUE RECOGNITION -

Revenue is generally recognized upon shipment.

FAIR VALUE OF FINANCIAL INSTRUMENTS -

Unless otherwise specified, the Company believes the carrying value of its financial instruments (notes payable and long-term debt) approximates their fair value.

ASSET IMPAIRMENT -

Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), was adopted as of January 1, 1996. SFAS 121 standardized the accounting practices for the recognition and measurement of impairment losses on certain long-lived assets. The adoption of SFAS 121 had no impact to the Company's results of operations or financial position.

INTERIM FINANCIAL INFORMATION -


Unaudited interim financial information as of and for the six months ended June 30, 1996 and 1997 has been prepared on the same basis as the annual financial statements. In the opinion of management, such unaudited interim information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial information. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the expected results for the full year.


STOCK BASED COMPENSATION -


Effective January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS 123"). SFAS 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock awards is measured as the excess, if any, of the estimated fair value of the Company's stock at the measurement date over the amount an employee must pay to acquire the stock. If the computed fair values of stock based compensation, using the Black-Scholes model with the following average assumptions: expected life of 10 years; stock volatility, 10%; risk free interest rates, 6%; and no dividends during the expected term, were included in expense, pro forma net income for the year ended December 31, 1996 or the six months ended June 30, 1996 or 1997 would not change materially from amounts reported in the accompanying consolidated statements of income.



NEW ACCOUNTING PRONOUNCEMENTS -



In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.


2.  BUSINESS ACQUISITION
On August 1, 1995, the Company acquired all of the outstanding stock of Voxcom, Inc. ("Voxcom") in a transaction accounted for as a purchase and, accordingly, the assets and liabilities were recorded at their estimated fair values as of the acquisition date. The results of operations of Voxcom, Inc. are included in the accompanying consolidated financial statements since the date of acquisition. The purchase price consisted of the following (in thousands):

                                                                      ---------
Wisconsin Label Corporation stock issued............................       $901
Net cash............................................................        328
Liabilities assumed.................................................      1,910
                                                                      ---------
Total purchase price................................................     $3,139
                                                                      ---------
                                                                      ---------
The purchase price was allocated among the assets of Voxcom as follows (in thousands):

                                                                      ---------
Current assets......................................................     $1,269
Property and equipment..............................................      1,581
Other assets........................................................        289
                                                                      ---------
Total assets acquired...............................................     $3,139
                                                                      ---------
                                                                      ---------

In addition, former shareholders of Voxcom entered into agreements with the Company which call for payments of Wisconsin Label Corporation stock based on Voxcom, Inc. achieving specific levels of future profitability as outlined in the agreements. The payments can occur in up to three of the first five years following the acquisition. The maximum additional amount of Wisconsin Label Corporation stock which could be issued under these agreements is 4,246 shares. The additional stock issued will be accounted for as contingent purchase consideration when earned.

Pro forma unaudited results of operations for the years ended December 31, 1994 and 1995 as if the acquisition had occurred in January 1, 1994 follow:

                                                    --------------------
                                                    YEARS ENDED DECEMBER
                                                            31,
                                                       1994         1995
                                                    -------  -----------
(IN THOUSANDS)                                          (UNAUDITED)
Pro forma sales...................................  $64,569      $76,224
Pro forma operating income........................    4,098        4,977
Pro forma net income..............................    1,531        2,454

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


3.  INVENTORIES
Inventories consist of the following:


                                      -------------------------------------
                                            DECEMBER 31,           JUNE 30,
                                             1995         1996         1997
                                      -----------  -----------  -----------
IN THOUSANDS                                                    (UNAUDITED)
Raw materials.......................       $3,939       $3,829       $3,934
Work in process.....................          369          893          999
Finished products...................        3,354        4,090        3,732
                                      -----------  -----------  -----------
Total...............................       $7,662       $8,812       $8,665
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------


4.  PROPERTY AND EQUIPMENT
Property and equipment consists of the following:


                                      -------------------------------------
                                            DECEMBER 31,           JUNE 30,
                                             1995         1996         1997
                                      -----------  -----------  -----------
IN THOUSANDS                                                    (UNAUDITED)
Land and land improvements..........         $435         $435         $435
Buildings...........................        4,799        5,297        5,496
Machinery and equipment.............       13,771       16,031       17,576
Vehicles............................          483          487          499
Office equipment....................        3,131        3,884        4,305
Construction in progress............          323          378          830
                                      -----------  -----------  -----------
  Total property and equipment - at
   cost.............................       22,942       26,512       29,141
Less accumulated depreciation.......        9,599       11,576       12,691
                                      -----------  -----------  -----------
Property and equipment - net........      $13,343      $14,936      $16,450
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------


5.  EQUITY INVESTMENTS

The Company makes equity investments in other labeling and related businesses. At December 31, 1996 and June 30, 1997, the Company had total equity investments of $4,834,000 and $5,952,000, respectively, of which approximately $4,531,000 and $4,912,084, respectively, represented a twenty percent ownership interest in another printing company. The Company's investment in this affiliate includes approximately $1,750,000 of cost

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


5.  EQUITY INVESTMENTS (CONTINUED)
in excess of book value at the time of the investment (October 1, 1995), which is being amortized over 40 years. The Company also has a 50% joint venture arrangement with such printing company. A summary of combined financial information for all the Company's investments is as follows (in thousands):

AT DECEMBER 31, 1996:
                                                                -----------
Current assets................................................   $  24,503
Noncurrent assets.............................................      18,092
                                                                -----------
Total assets..................................................   $  42,595
                                                                -----------
                                                                -----------
Current liabilities...........................................   $  18,471
Noncurrent liabilities........................................      10,180
                                                                -----------
    Total liabilities.........................................      28,651
Equity........................................................      13,944
                                                                -----------
Total liabilities and equity..................................   $  42,595
                                                                -----------
                                                                -----------
FOR THE YEAR ENDED DECEMBER 31, 1996:
Revenues......................................................   $ 120,392
Operating income..............................................      10,378
Net income....................................................       4,525

Operating results include the Company's proportionate share of income or loss from its equity investments, including the joint venture referred to above, since the respective dates of those investments.

Through a shareholders agreement with the other printing company referred to above dated October 6, 1995 (the "Agreement"), the Company has the right (the "Put Option") to require such printing company to purchase some or all of the Company's 20% investment upon the earlier of (i) the fifth anniversary of the date of the Agreement, (ii) the initial public offering of such printing company's stock, (iii) the termination of the joint venture arrangement, or (iv) the transfer of more than 20% of such printing company's outstanding shares to unrelated parties.

The other printing company referred to above has the right (the "Call Option") to require the Company to sell all of its investment upon the earlier of (i) the third anniversary of the date of the Agreement, (ii) the termination of the joint venture arrangement, (iii) the date on which the Company dissolves or sells substantially all of its assets, or (iv) a change in the controlling stockholders of the Company. (See Note 13, "Subsequent Events").

The purchase price per share under the Put Option or the Call Option is the Corporate Equity Value per share as defined in the Agreement. Such Corporate Equity Value approximates such printing company's consolidated earnings less interest, taxes, depreciation and amortization for any 12 month period within the last 24 month period times five; then reduced by such printing company's average outstanding long-term debt (including capital lease obligations and current maturities) during such 12 month period.

Additionally, the other printing company referred to above has the right to call all or some of the Company's investment for certain Termination Causes as defined in the Agreement. The purchase price per share for a Termination Cause call is the lesser of such printing company's fully diluted net book value per share or 80% of Fair Market Value per share as define in the Agreement. Fair Market Value approximates Corporate Equity Value.

6.  NOTES PAYABLE -- BANK
At December 31, 1996 the Company had a $14,000,000 line of credit which was collateralized by substantially all assets of the Company and $8,343,000 was outstanding. The interest rate on $6,000,000 was 2% over LIBOR

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


6.  NOTES PAYABLE -- BANK (CONTINUED)

(7.375%) and the rate on the remainder was the prime rate (8.25%). As of June 30, 1997 the Company has an $8,000,000 line of credit which was collateralized by substantially all assets of the Company and $4,603,000 was outstanding. The interest rate on $2,000,000 was 1.7% over LIBOR (7.3875%) and the rate on the remainder was the prime rate (8.50%). The line of credit agreement places restrictions on the borrowing allowed for each of the rates charged. The line of credit expires in September 1997.


7.  LONG-TERM DEBT
Long-term debt consist of the following:


                                                       ---------------------------------

                                                           DECEMBER 31,        JUNE 30,
(IN THOUSANDS)                                              1995       1996        1997
                                                       ---------  ---------  -----------
                                                                             (UNAUDITED)
Bank note, collateralized by substantially all assets
 of the Company, payable at $2,000,000 annually,
 first principal payment due June 2, 1998, interest
 payable monthly at LIBOR plus 1.7%, effective
 February 28, 1997 (7.4375%, 7.375%, and 7.3875% at
 December 31, 1995 and 1996 and June 30, 1997,
 respectively), due September 14, 2000...............  $   8,000  $   8,000   $  14,000

Industrial Revenue Bond, collateralized by
 substantially all assets of Wisconsin Label
 Corporation, payable at $21,000 per month plus
 interest at LIBOR plus 1.0% (6.375% at December 31,
 1996 and 6.69141% at June 30, 1997 and 6.4375 at
 June 30, 1996) and prime minus 0.75% (7.75% at
 December 31, 1995), due January 1, 2005.............      2,271      2,021       1,896

Bank notes, collateralized by specific assets of the
 Company, payable monthly at an average interest rate
 of 8.9%.............................................      5,544        651         898
                                                       ---------  ---------  -----------

  Total..............................................     15,815     10,672      16,794

Less current maturities..............................      5,646      1,456       2,373
                                                       ---------  ---------  -----------

Long-term portion....................................  $  10,169  $   9,216   $  14,421
                                                       ---------  ---------  -----------
                                                       ---------  ---------  -----------

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


7.  LONG-TERM DEBT (CONTINUED)


Required payments of principal on long-term debt at December 31, 1996 and June 30, 1997, including current maturities, are summarized as follows (in thousands):



                                                   ------------------------
                                                      DECEMBER
                                                           31,     JUNE 30,
                                                          1996         1997
                                                   -----------  -----------
                                                                (UNAUDITED)

1997.............................................       $1,456         $178
1998.............................................        1,456        2,377
1999.............................................        1,456        2,384
2000.............................................        1,675       10,612
2001.............................................        3,682          298
Thereafter.......................................          947          945
                                                   -----------  -----------
Total............................................      $10,672      $16,794
                                                   -----------  -----------
                                                   -----------  -----------


The notes payable are supported by loan agreements which provide for certain restrictive covenants, including maintenance of various financial ratios and limitations on additional borrowing or payment of dividends.

8.  EMPLOYEE BENEFIT PLANS

Wisconsin Label Corporation sponsors an employee stock ownership plan ("ESOP") which is a noncontributory defined contribution plan established to acquire shares of the Company's common stock for the benefit of all eligible participants (substantially all employees of Wisconsin Label Corporation). Contributions to the plan are made at the discretion of the Board of Directors. Expenses under the ESOP were $328,000, $373,000, and $420,000 for the years ended December 31, 1994, 1995 and 1996 and $179,746 and $210,000 for the six
months ended June 30, 1996 and 1997, respectively. Contributions were cash. At December 31, 1996 and June 30, 1997, 93,551 shares of the Company's stock were held by the ESOP Trust, which was established to fund the ESOP.



Certain subsidiaries of the Company sponsor 401(k) profit-sharing and related plans that cover substantially all their employees. Company contributions are at the discretion of management. Company contributions made during the period from January 1, 1994 through June 30, 1997 were not significant.


The Company has entered into deferred compensation agreements with two former officers and current stockholders. The agreements provide for monthly payments of $5,000 to each individual. The payments shall continue for the term of the executives' lives unless they directly or indirectly compete with the Company.

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


9.  INCOME TAXES
The provision for income taxes consists of the following:


                                      -----------------------------------------------------
                                                YEARS ENDED              SIX MONTHS ENDED
                                               DECEMBER 31,                  JUNE 30,
(IN THOUSANDS)                             1994       1995       1996       1996       1997
                                      ---------  ---------  ---------  ---------  ---------
                                                                           (UNAUDITED)
Current tax expense:
  Federal...........................  $   1,070  $   1,312  $   1,737  $   1,049  $     691
  State.............................        288        278        312        166        161
                                      ---------  ---------  ---------  ---------  ---------
    Total current...................      1,358      1,590      2,049      1,215        852
Deferred tax expense:
  Federal...........................        164        361        283          -          -
  State.............................         39         74         68          -          -
                                      ---------  ---------  ---------  ---------  ---------
    Total deferred..................        203        435        351          -          -
                                      ---------  ---------  ---------  ---------  ---------
Total provision for income taxes....  $   1,561  $   2,025  $   2,400  $   1,215  $     852
                                      ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------


A reconciliation of the federal statutory income tax rate to effective income tax rates is as follows:


                                     -------------------------------------------------------------
                                                                               SIX MONTHS ENDED
                                                  YEARS ENDED
                                                 DECEMBER 31,                      JUNE 30,
                                           1994         1995         1996         1996        1997
                                          -----        -----        -----        -----   ---------
                                                                                 (UNAUDITED)
Federal statutory rate.............        34.0%        34.0%        34.0%        34.0%       34.0%
State income taxes - net of federal
 income tax benefit................         6.7          6.1          5.9          6.0         6.0
Tax effect of subsidiary loss not
 consolidated for tax purposes.....         7.7          3.5          3.6          3.6           -
Utilization of net operating
 losses............................           -            -            -            -        (7.1)
Other..............................         0.3          2.9         (0.1)         1.4         0.5
                                            ---          ---          ---          ---   ---------
Effective rate.....................        48.7%        46.5%        43.4%        45.0%       33.4%
                                            ---          ---          ---          ---   ---------
                                            ---          ---          ---          ---   ---------

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


9.  INCOME TAXES (CONTINUED)
Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major components of the net deferred tax liability are as follows:


                                                  ---------------------------------
                                                      DECEMBER 31,        JUNE, 30
(IN THOUSANDS)                                         1995       1996        1997
                                                  ---------  ---------  -----------
                                                                        (UNAUDITED)
Deferred tax assets:
Accruals and reserves...........................  $     255  $     272   $     272
Deferred compensation...........................        275        269         269
Net operating loss carryforwards................        880      1,060       1,060
                                                  ---------  ---------  -----------
Gross deferred tax assets.......................      1,410      1,601       1,601
Valuation allowance.............................       (880)    (1,060)     (1,060)
                                                  ---------  ---------  -----------
    Net deferred tax assets.....................        530        541         541
                                                  ---------  ---------  -----------
Deferred tax liabilities:
  Depreciation..................................     (1,225)    (1,408)     (1,408)
  Equity income.................................       (135)      (285)       (285)
  Other.........................................       (156)      (185)       (198)
                                                  ---------  ---------  -----------
    Gross deferred tax liabilities..............     (1,516)    (1,878)     (1,891)
                                                  ---------  ---------  -----------
Net deferred tax liability......................  $    (986) $  (1,337)  $  (1,350)
                                                  ---------  ---------  -----------
                                                  ---------  ---------  -----------


Deferred income taxes are shown on the consolidated balance sheets as follows:


                                                  ---------------------------------
                                                      DECEMBER 31,        JUNE 30,
(IN THOUSANDS)                                         1995       1996        1997
                                                  ---------  ---------  -----------
                                                                        (UNAUDITED)
Prepaid expenses and other......................  $     194  $     272   $       -
Deferred income tax liability...................     (1,180)    (1,609)     (1,350)
                                                  ---------  ---------  -----------
Net deferred income tax liability...............  $    (986) $  (1,337)  $  (1,350)
                                                  ---------  ---------  -----------
                                                  ---------  ---------  -----------


One majority owned subsidiary of the Company is not consolidated for federal income tax purposes. Its net operating losses of approximately $2,400,000 will begin to expire in the year 2006. Other subsidiaries have state net operating losses of approximately $1,300,000 which begin to expire in the year 2008.

10. RELATED-PARTY TRANSACTIONS

At December 31, 1994, 1995 and 1996 and June 30, 1997 a majority owned subsidiary of the Company was leasing a building from a Wisconsin limited liability company which, in turn, is owned by management of the Company. The lease term is ten years beginning April 1, 1994, with a base annual rent of $150,000 payable in twelve equal monthly payments. The lease is accounted for as an operating lease and the lease payment is guaranteed by Wisconsin Label Corporation. Rent expense on this lease was $112,000, $150,000 and $150,000 for the years ended December 31, 1994, 1995 and 1996 and $75,000 and $75,000 for the six months ended June 30, 1996 and 1997, respectively. The majority owned subsidiary subleases a portion of the building to a wholly owned subsidiary of the Company for $88,000 per year payable at $7,000 per month. The term of this agreement matches the term of the lease with the majority owned subsidiary.

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


10. RELATED-PARTY TRANSACTIONS (CONTINUED)

At December 31, 1996 and March 31, 1997, the majority owned subsidiary was leasing a printing press from another Wisconsin limited liability company which, in turn, is also owned by management of the Company. The lease term is seven years beginning March 1, 1996, with a base annual rent of $173,000 payable in twelve equal monthly payments. The lease is accounted for as an operating lease and the lease payment is guaranteed by Wisconsin Label Corporation. Rent expense on this lease for the year ended December 31, 1996 was $144,000 and $57,600 and $86,400 for the six months ended June 30, 1996 and 1997, respectively. Wisconsin Label Corporation is leasing equipment from a partnership of which the partners are also stockholders of Wisconsin Label Corporation. The original lease term was three years beginning July 13, 1992. The original lease has been extended through July 13, 1998. Rent expense was $53,000, $34,000 and $21,000 for the years ended December 31, 1994, 1995 and 1996 and $10,000 and $10,000 for the six months ended June 30, 1996 and 1997, respectively. The lease is accounted for as an operating lease.


The majority owned subsidiary was leasing a building from a Wisconsin general partnership, which in turn, is owned by the minority stockholders of the majority owned subsidiary and a stockholder of Wisconsin Label Corporation. The lease term was ten years beginning May 1, 1992. Rent expense was $65,000 and $27,000 for the years ended December 31, 1994 and 1995, respectively. The lease was accounted for as an operating lease. The lease was terminated by mutual consent during 1995.


During 1995 and 1996 and the six months ended June 30, 1996 and 1997, the Company had sales of $424,000, $6,612,000, $5,502,805 and $114,935, respectively, to companies in which it has minority equity interests (see Note 4, "Equity Investments"). In addition, at December 31, 1996 and March 31, 1997, accounts receivable include an amount owed from Dittler Brothers of $794,000 and $4,857, respectively. The account is not collateralized as it is the Company's policy not to require collateral on trade receivables.


11. LEASES
The Company leases various buildings and equipment from nonrelated parties, all classified as operating leases. Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consist of the following:

                                                       ------------------------

                                                       NONRELATED      RELATED
(IN THOUSANDS)                                            PARTIES      PARTIES
                                                       -----------  -----------

1997.................................................   $     201    $     353
1998.................................................         107          335
1999.................................................          44          323
2000.................................................          59          323
2001.................................................           5          323
Thereafter...........................................           -          539
                                                            -----   -----------
Total................................................   $     416    $   2,196
                                                            -----   -----------
                                                            -----   -----------


Rent expense for all operating leases with unrelated parties was $124,000, $149,000, and $196,000 for the years ended December 31, 1994, 1995, and 1996, and $116,334 and $117,934 for the six months ended June 30, 1996 and 1997, respectively. Related party rent expense was $231,000, $212,000, and $320,000 for the years ended December 31, 1994, 1995, and 1996, and $132,600 and $161,400
for the six months ended June 30, 1996 and 1997, respectively.

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


12. COMMITMENTS AND CONTINGENCIES
The Company has entered into an agreement with all stockholders which places restrictions on the transfer of the Company's common stock. The agreement provides the Company with the right of first refusal for purchase of any stock at a price defined by the agreement.

13. SUBSEQUENT EVENTS

On July 17, 1997, the Company executed a merger agreement to be acquired by FirstPak, Inc. ("FirstPak"). If the merger is consummated, it will close concurrently with the proposed offering of FirstPak Common Stock. Just prior to such merger, the Company intends to transfer ownership in one equity investment and two R&D projects to three Limited Liability Companies owned by the Company's stockholders. Such equity investment and R&D projects were not significant.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of St. Louis Lithographing Company:

We have audited the accompanying balance sheet of St. Louis Lithographing Company as of December 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for the period from June 1, 1996 (date of acquisition) through December 31, 1996 (the "Successor Company"). We have also audited the accompanying balance sheet of St. Louis Lithographing Company as of December 31, 1995 and the related statements of operations, shareholder's equity, and cash flows for the period from January 1, 1996 through May 31, 1996 and for the years ended December 31, 1995 and 1994 (the "Predecessor Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the St. Louis Lithographing Company as of December 31, 1996, and the results of its operations and its cash flows for the period from June 1, 1996 (date of acquisition) through December 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, the above-mentioned financial statements of the predecessor of the Company present fairly, in all material respects, the financial position of the Predecessor Company as of December 31, 1995 and the results of its operations and its cash flows for the period from January 1, 1996 through May 31, 1996 and for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
St. Louis, Missouri
March 28, 1997 (July 17, 1997 as to Note 12)

                        ST. LOUIS LITHOGRAPHING COMPANY
                                 BALANCE SHEETS


                                             ------------------------------------
                                             PREDECESSOR         SUCCESSOR
                                                DECEMBER     DECEMBER
                                                     31,          31,    JUNE 30,
(IN THOUSANDS, EXCEPT SHARE DATA)                   1995         1996        1997
                                             -----------  -----------  ----------
                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash.....................................    $       1    $       1   $       1
  Accounts receivable (net of allowance of
   $50, $40 and $40, respectively).........        2,504        2,846       3,348
  Intercompany receivable..................            -
  Inventory................................        3,137        2,547       2,599
Prepaid expenses and other assets..........           27           38         187
Deferred income taxes......................            -          243         224
                                             -----------  -----------  ----------
      Total current assets.................        5,669        5,675       6,359
Property, plant and equipment - net........       11,686       10,834      10,586
Goodwill...................................          337        8,517       8,410
Other long-term assets.....................           71          195         164
                                             -----------  -----------  ----------
Total......................................    $  17,763    $  25,221   $  25,519
                                             -----------  -----------  ----------
                                             -----------  -----------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.........................    $     535    $     681   $     901
  Intercompany payable.....................          331            -
  Accrued expenses.........................          820          626         984
  Current portion of long-term debt........            -        1,125       1,187
  Income taxes payable.....................          800            -         289
                                             -----------  -----------  ----------
      Total current liabilities............        2,486        2,432       3,361
Deferred income taxes......................            -        3,123       3,069
Revolving debt.............................            -        2,266       1,965
Long-term debt.............................            -        9,875       9,313
Subordinated debt to shareholder...........            -        4,600       4,600
                                             -----------  -----------  ----------
      Total liabilities....................        2,486       22,296      22,308
                                             -----------  -----------  ----------
Shareholders' equity:
  Common stock; $.01 par value, 200,000
   authorized, 105,263 outstanding.........            -            1           1
  Common stock, $1 par value, 151,200
   authorized and outstanding..............          151            -
  Additional paid-in capital...............           25        3,154       3,154
  Unamortized expense of restricted stock
   awards..................................            -         (133)       (114)
  Retained earnings (accumulated
   deficit)................................       15,101          (97)        170
                                             -----------  -----------  ----------
      Total shareholders' equity...........       15,277        2,925       3,211
                                             -----------  -----------  ----------
Total......................................    $  17,763    $  25,221   $  25,519
                                             -----------  -----------  ----------
                                             -----------  -----------  ----------


                       See notes to financial statements.

                        ST. LOUIS LITHOGRAPHING COMPANY
                            STATEMENTS OF OPERATIONS


                -----------------------------------------------------------------------------------------------------
                            PREDECESSOR                             PRO FORMA                  PRO FORMA   SUCCESSOR
                                                      SUCCESSOR
                                        PERIOD FROM   PERIOD FROM                 SUCCESSOR
                                         JANUARY 1,  JUNE 1, 1996                   ONE MONTH
                                                          THROUGH
                    YEARS ENDED        1996 THROUGH  DECEMBER 31,                                 SIX MONTHS ENDED
                    DECEMBER 31,       MAY 31, 1996          1996    YEAR ENDED    ENDED JUNE         JUNE 30,
                --------------------  -------------  ------------  DECEMBER 31,      30, 1996  ----------------------
(IN THOUSANDS)       1994       1995                                       1996  ------------        1996        1997
                ---------  ---------                               ------------                ----------  ----------
                                                                                 (UNAUDITED)
                                                                                                    (UNAUDITED)
Sales.........  $  23,867  $  22,873      $   8,854     $  11,450     $  20,304     $   1,580   $  10,434   $  11,215
Cost of
 sales........     16,905     17,245          6,597         8,556        15,153         1,164       7,761       8,132
                ---------  ---------  -------------  ------------  ------------  ------------  ----------  ----------
  Gross
   profit.....      6,962      5,628          2,257         2,894         5,151           416       2,673       3,083
Operating
 expenses:
  Selling,
   general and
administrative
   expenses...      2,268      2,429            970         1,746         2,766           201       1,261       1,512
  Amortization
   of
   goodwill...         15         11              -           125           214            18         107         107
  Stock based
   compensation...         -         -             -           23            38             3          19          19
                ---------  ---------  -------------  ------------  ------------  ------------  ----------  ----------
Total
 operating
 expenses.....      2,283      2,440            970         1,894         3,018           222       1,387       1,638
                ---------  ---------  -------------  ------------  ------------  ------------  ----------  ----------
Operating
 income.......      4,679      3,188          1,287         1,000         2,133           194       1,286       1,445
Other income
 (expenses):
Interest
 income.......          -         90              -             -             -             -           -          --
Interest
 expense......          -          -              -        (1,068)       (1,831)         (151)       (916)       (907)
Amortization
 of loan
 fees.........          -          -              -           (19)          (33)           (3)        (16)        (16)
Other
 expenses.....          -       (219)             -             -             -             -           -          --
                ---------  ---------  -------------  ------------  ------------  ------------  ----------  ----------
Total other
 income
 (expenses)...          -       (129)             -        (1,087)       (1,864)         (154)       (932)       (923)
                ---------  ---------  -------------  ------------  ------------  ------------  ----------  ----------
Income (loss)
 before income
 taxes........      4,679      3,059          1,287           (87)          269            40         354         522
Income tax
 expense......      1,945      1,343            643            10           192            23         184         255
                ---------  ---------  -------------  ------------  ------------  ------------  ----------  ----------
Net income
 (loss).......  $   2,734  $   1,716      $     644     $     (97)    $      77     $      17   $     170         267
                ---------  ---------  -------------  ------------  ------------  ------------  ----------  ----------
                ---------  ---------  -------------  ------------  ------------  ------------  ----------  ----------


                       See notes to financial statements.

                        ST. LOUIS LITHOGRAPHING COMPANY
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                          -------------------------------------------------------------------------
                                                                             RETAINED
                                                            ADDITIONAL       EARNINGS     RESTRICTED
                                                 COMMON        PAID-IN   (ACCUMULATED          STOCK
(IN THOUSANDS)                                    STOCK        CAPITAL       DEFICIT)         AWARDS          TOTAL
                                          -------------  -------------  -------------  -------------  -------------
PREDECESSOR COMPANY
Balance, December 31, 1993..............          $ 151          $  25       $ 12,351           $  -       $ 12,527
  Net income............................              -              -          2,734              -          2,734
                                          -------------  -------------  -------------  -------------  -------------
Balance, December 31, 1994..............            151             25         15,085              -         15,261
  Net income............................              -              -          1,716              -          1,716
  Dividend to parent....................              -              -         (1,700)             -         (1,700)
                                          -------------  -------------  -------------  -------------  -------------
Balance, December 31, 1995..............            151             25         15,101              -         15,277
  Net income through May 31, 1996.......              -              -            644              -            644
                                          -------------  -------------  -------------  -------------  -------------
Balance, May 31, 1996 (Date of
 Acquisition)...........................          $ 151          $  25       $ 15,745           $  -       $ 15,921
                                          -------------  -------------  -------------  -------------  -------------
                                          -------------  -------------  -------------  -------------  -------------

SUCCESSOR COMPANY
Common stock and warrants issued........           $  1        $ 2,999            $ -           $  -        $ 3,000
Restricted stock awards issued..........              -            155              -           (155)             -
Amortization of restricted stock
 awards.................................              -              -              -             22             22
Net loss for the period June 1, 1996 to
 December 31, 1996......................              -              -            (97)             -            (97)
                                          -------------  -------------  -------------  -------------  -------------
Balance, December 31, 1996..............              1          3,154            (97)          (133)         2,925
Net income for the six months ended June
 30, 1997 (unaudited)...................              -              -            267              -            267
Amortization of restricted stock awards
 (unaudited)............................              -              -              -             19             19
                                          -------------  -------------  -------------  -------------  -------------
Balance, June 30, 1997 (unaudited)......          $   1        $ 3,154          $ 170         $ (114)       $ 3,211
                                          -------------  -------------  -------------  -------------  -------------
                                          -------------  -------------  -------------  -------------  -------------


                       See notes to financial statements.

                        ST. LOUIS LITHOGRAPHING COMPANY
                            STATEMENTS OF CASH FLOWS


                                    ------------------------------------------------------------------------
                                               PREDECESSOR
                                                          PERIOD FROM                SUCCESSOR
                                                           JANUARY 1,   PERIOD FROM
                                        YEARS ENDED              1996  JUNE 1, 1996
                                        DECEMBER 31,          THROUGH       THROUGH   ONE MONTH   SIX MONTHS
                                    --------------------      MAY 31,  DECEMBER 31,  ENDED JUNE   ENDED JUNE
IN THOUSANDS                             1994       1995         1996          1996    30, 1996     30, 1997
                                    ---------  ---------  -----------  ------------  ----------  -----------
                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income (loss).................  $   2,734  $   1,716    $     644     $     (97)  $      40    $     267
Adjustments to reconcile net
 income (loss) to net cash
 provided by (used in) operating
 activities:
  Depreciation....................        834        844          378           513          74          470
  Amortization of goodwill and
   other items....................         15         11            -           166          24          140
  Loss on sale of assets..........          -        219            -             -
  Changes in assets and
   liabilities:
    Accounts receivable...........        506       (308)         516          (859)       (808)        (502)
    Prepaid expenses..............        (87)       109          (24)           55         184         (121)
    Inventory.....................       (704)       103           58           532          57          (52)
    Accounts payable..............       (343)         -          165           (18)       (113)         220
    Deferred tax asset............          -          -            -           (47)          2           19
    Deferred tax liability........          -          -            -            57          (8)         (54)
    Intercompany including income
     taxes........................       (520)      (498)      (1,728)            -
    Accrued expenses..............        (23)       192           19          (675)        181          358
    Income tax payable............          -          -            -             -           -          289
                                    ---------  ---------  -----------  ------------  ----------  -----------
Net cash provided by (used in)
 operating activities.............      2,412      2,388           28          (373)       (367)       1,034
                                    ---------  ---------  -----------  ------------  ----------  -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
Acquisition of business...........          -          -            -       (21,190)    (21,190)           -
Acquisition of property and
 equipment........................     (2,412)      (688)         (28)          (11)        (11)        (233)
Subsequent adjustment of purchase
 price of business................          -          -            -           708         708            -
                                    ---------  ---------  -----------  ------------  ----------  -----------
Net cash provided by (used in)
 investing activities.............     (2,412)      (688)         (28)      (20,493)    (20,493)        (233)
                                    ---------  ---------  -----------  ------------  ----------  -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Proceeds from issuance of common
 stock............................          -          -            -         3,000       3,000            -
Proceeds from issuance of
 long-term debt...................          -          -            -        18,190      18,190            -
Proceeds (paydown) of revolving
 loan.............................          -          -            -           176        (330)        (301)
Repayments of long-term debt......          -          -            -          (500)          -         (500)
Dividend to parent................          -     (1,700)           -             -           -            -
                                    ---------  ---------  -----------  ------------  ----------  -----------
Net cash used in financing
 activities.......................          -     (1,700)           -        20,866      20,860         (801)
                                    ---------  ---------  -----------  ------------  ----------  -----------
Net Increase in Cash..............          -          -            -             -           -            -
Cash, Beginning of Period.........          1          1            1             1           1            1
                                    ---------  ---------  -----------  ------------  ----------  -----------
Cash, End of Period...............  $       1  $       1    $       1     $       1   $       1    $       1
                                    ---------  ---------  -----------  ------------  ----------  -----------
                                    ---------  ---------  -----------  ------------  ----------  -----------
Supplemental Disclosure of Cash
 Flow Information - Cash paid for
 interest.........................                                        $   1,068
                                                                       ------------
                                                                       ------------


                       See notes to financial statements.

                        ST. LOUIS LITHOGRAPHING COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


1.  ORGANIZATION AND BUSINESS
St. Louis Lithographing Company (the "Company"), incorporated in Delaware, prints and markets product labels primarily for the distilled spirits and wine industry. Additional printing products include trading cards and high quality candy wraps. The Company has been in the lithographing business since 1921. Prior to May 31, 1996, St. Louis Lithographing Company was a wholly-owned subsidiary (the "Predecessor Company") of Pillsbury Co., Incorporated ("Pillsbury"). On February 19, 1995, Pillsbury acquired Pet Incorporated ("Pet"), who was the Company's parent prior to that time. There were no changes in the basis of the Company's assets and liabilities in the accompanying financial statements resulting from the Pillsbury acquisition of Pet. Accordingly, prior to May 31, 1996, the predecessor financial statements include various expenses allocated from Pillsbury and Pet (hereafter collectively referred to as "Parent").

2.  ACQUISITION
On May 31, 1996, SLL Acquisition Co. ("SLL") merged into St. Louis Lithography Company, a Missouri Corporation. The merger consideration paid to Pillsbury was $20,250,000 (net of working capital adjustment of $603,000 subsequently received from seller) The Company was reincorporated in Delaware on June 10, 1996 (the "Successor Company"). The purchase price and acquisition costs were financed through $3,000,000 of contributed equity, $11,500,000 of senior term debt, $4,600,000 of senior subordinated debt, and the revolving line-of-credit. In exchange for the contributed equity, the Company issued 100,000 shares of ($.01 par value) capital stock to its stockholders. In addition, pursuant to a warrant agreement between the Company and the lender of the senior subordinated debt, the Company sold the lender warrants for $59,000 which provide the lender the right to purchase 27,701 shares of its common stock for $.01 per share at any time prior to either May 31, 2006 or the closing of an initial public offering, whichever comes first.

The purchase price, consisting of $20,250,000 initial cash payment (net of working capital adjustment of $603,000 subsequently received from seller), $1,403,000 in acquisition costs and the tax effects (primarily due to depreciation, accrued expenses and allowance for doubtful accounts) of SFAS 109, was allocated to the fair market value of assets acquired and liabilities assumed in accordance with APB 16 as follows (in thousands):

ASSETS ACQUIRED:
                                                                 -----------
  Cash.........................................................   $       1
  Accounts receivable..........................................       1,988
  Inventory....................................................       3,079
  Deferred income taxes........................................         196
  Property, plant and equipment................................      11,336
  Prepaid and other assets.....................................         287
                                                                 -----------
Total assets acquired..........................................      16,887
                                                                 -----------
LIABILITIES ASSUMED:
  Accounts payable.............................................         699
  Accrued expenses.............................................         714
  Deferred income taxes........................................       3,066
                                                                 -----------
Total liabilities assumed......................................       4,479
                                                                 -----------
GOODWILL.......................................................       8,642
                                                                 -----------
PURCHASE PRICE.................................................   $  21,050
                                                                 -----------
                                                                 -----------

                        ST. LOUIS LITHOGRAPHING COMPANY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


2.  ACQUISITION (CONTINUED)
The excess purchase price over net assets acquired was attributable to goodwill. The Company's customer list was considered to have an indeterminate asset life based on the longevity of these customers and the almost nonexistent customer turnover. As a result, the customer list was considered inseparable from the Company as a whole and the excess net purchase price was determined to be goodwill and amortizable over a forty-year life.


The unaudited pro forma statement of operations for the year ended December 31, 1996 and for the six months ended June 30, 1996 has been prepared as if the acquisition occurred on January 1, 1996 and is not necessarily indicative of (i) the results the Company would have experienced had such acquisition occurred at January 1, 1996 or (ii) the future results of the Company.


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
SALES - Sales are recognized at the date of shipment.

INVENTORIES - Inventories are carried at the lower of cost or market, using the first-in, first-out ("FIFO") cost flow assumption.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of 20-30 years for buildings and 3-10 years for furniture and equipment.

GOODWILL - Goodwill is amortized over 40 years.

OTHER LONG-TERM ASSETS - Other long-term assets of the Successor Company consist primarily of loan origination fees which will be amortized over the loan period of five years.


FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at approximate fair value due to the short nature of those instruments. The carrying amount of the revolving, long-term and subordinated debt approximates fair value at December 31, 1995 and 1996 and June 30, 1997 based on interest rates available to the Company and debt instruments with similar terms.


ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INCOME TAXES - The Successor Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 utilizes the liability method, whereby deferred income taxes are determined based on the estimated future tax effects of differences between the financial statements and tax bases of assets and liabilities given the provisions of the enacted tax laws. The Predecessor Company's income taxes represent an allocation from its Parent Company and deferred income taxes were maintained at the Parent Company level.

CONCENTRATION OF CREDIT RISK - Financial instruments which subject the Company to credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to accounts receivable is generally concentrated due to a relatively few number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.


INTERIM FINANCIAL INFORMATION - Unaudited interim financial information as of and for the six months ended June 30, 1997, for the five months ended May 31, 1996 and one month ended June 30, 1996 have been prepared on the same basis as the annual financial statements. In the opinion of management, such unaudited

                        ST. LOUIS LITHOGRAPHING COMPANY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this interim information. The results of operations and cash flows for the interim periods presented are not necessarily indicative of results for the full year.


NEW ACCOUNTING PRONOUNCEMENTS - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.


4.  INVENTORIES

Inventories consist of the following at December 31, 1995 and 1996 and June 30, 1997, respectively:


                                       ----------------------------------------
                                       PREDECESSOR           SUCCESSOR
                                       DECEMBER 31,  DECEMBER 31,      JUNE 30,
IN THOUSANDS                                   1995          1996          1997
                                       ------------  ------------  ------------

                                                                   (UNAUDITED)
Raw materials........................     $     789     $     662     $     717
Work-in-process......................         1,224           917           852
Finished goods.......................         1,124           968         1,030
                                       ------------  ------------  ------------
Total................................     $   3,137     $   2,547     $   2,599
                                       ------------  ------------  ------------
                                       ------------  ------------  ------------


5.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 1995 and 1996 and June 30, 1997, respectively, consists of the following:



                                       ----------------------------------------
                                       PREDECESSOR           SUCCESSOR
                                       DECEMBER 31,  DECEMBER 31,      JUNE 30,
(IN THOUSANDS)                                 1995          1996          1997
                                       ------------  ------------  ------------
                                                                   (UNAUDITED)
Land and land improvements...........     $     380     $     380     $     380
Building.............................         2,175         2,082         2,082
Machinery and equipment..............         8,877         8,175         8,398
Computer equipment...................           671           618           618
Furniture and fixtures...............            93            92            92
                                       ------------  ------------  ------------
    Total............................        12,196        11,347        11,570
Accumulated depreciation.............           510           513           984
                                       ------------  ------------  ------------
Property, plant and equipment -
 net.................................     $  11,686     $  10,834     $  10,586
                                       ------------  ------------  ------------
                                       ------------  ------------  ------------

                        ST. LOUIS LITHOGRAPHING COMPANY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


6.  FINANCING ARRANGEMENTS (SUCCESSOR COMPANY)
The Company entered into several financing arrangements in accordance with the Acquisition. These arrangements and their respective provisions are as follows:


                                                    ----------------------------
                                                             SUCCESSOR
                                                     DECEMBER 31,       JUNE 30,
IN THOUSANDS                                                 1996           1997
                                                    -------------  -------------
                                                                    (UNAUDITED)
Term loan at a base rate plus 1/2% (8.75% and 8.9%
 at December 31, 1996 and June 30, 1997,
 respectively) due May 31, 2001, payable to a bank
 in various quarterly installments beginning in
 September of 1997................................      $   9,500      $   9,500
Term loan at a base rate plus 2% (10.25% and 10.4%
 at December 31, 1996 and June 30, 1997,
 respectively) due May 31, 1998, payable to a bank
 in $250,000 quarterly installments beginning in
 September of 1996................................          1,500          1,000
                                                           ------         ------
    Total.........................................         11,000         10,500
Less current portion of long-term debt............          1,125          1,187
                                                           ------         ------
Total.............................................      $   9,875      $   9,313
                                                           ------         ------
                                                           ------         ------


The base rate for the term loans and the Company's revolving line-of-credit is based on the three-month LIBOR rate plus 2.75%. The Company has entered into an interest rate swap agreement with the bank to convert $7,000,000 of the $9,500,000 term loan to a fixed rate whereby the Company pays 6.88% for the term loan and receives the three-month LIBOR rate. Accordingly, the Company's interest rate on the $7,000,000 will be 10.13% through the term of the swap (May 31, 2001).

SUBORDINATED DEBT - A loan payable to a stockholder of the Company is subordinated to the aforementioned principal borrowings. The total loan outstanding as of December 31, 1996 is $4,600,000 and is payable in $575,000 quarterly installments beginning August of 2001. The loan carries an interest rate of 12% and is due May 31, 2003.


LINE-OF-CREDIT - The Company has a revolving line-of-credit available of $5,000,000. Interest on the outstanding portion of the line-of-credit is stated at a base rate plus 1/2%, payable monthly. At December 31, 1996, the interest rate was 8.75%. The borrowing base varies based upon the level of eligible inventory and accounts receivable. The unused line has a commitment fee of 0.25%, payable monthly. Any amounts outstanding on the line-of-credit are due on May 31, 2001. At December 31, 1996 and June 30, 1997 the outstanding balance on this line-of-credit was $2,266,000 and $1,965,000, respectively. The Company is required to pay an early termination fee of 2% and 1% of the portion of revolving credit commitment for terminating the line prior to the first and second anniversary date, respectively.


COLLATERAL - Each of the aforementioned financing arrangements are secured by the Company's accounts receivable, inventory, property, plant and equipment and various intangible assets. The Subordinated Loan has second priority to this collateral.

The Company is required to be in compliance with certain debt covenants contained in the various debt agreements. Such covenants restrict the Company from making certain payments, investments and capital expenditures. Furthermore, they require the Company to maintain certain financial ratios and to maintain certain levels of financial performance. At December 31, 1996, the Company was in violation of the "Debt Service

                        ST. LOUIS LITHOGRAPHING COMPANY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


6.  FINANCING ARRANGEMENTS (SUCCESSOR COMPANY) (CONTINUED)
Coverage Ratio" and the "Net Worth" provisions of the agreement. The Company has received a waiver from the bank regarding the violation of the Debt Service Coverage Ratio. The bank also amended the Net Worth provision to eliminate any noncompliance.

Future maturities on all debt as of December 31, 1996 are as follows (in thousands):

                                                                     ---------
1997...............................................................  $   1,125
1998...............................................................      1,250
1999...............................................................      1,250
2000...............................................................      1,250
2001...............................................................      9,540
Thereafter.........................................................      3,450
                                                                     ---------
Total..............................................................  $  17,866
                                                                     ---------
                                                                     ---------

7.  INCOME TAXES
The provision for income taxes consists of the following:


                                                    -------------------------------
                                                               SUCCESSOR
                                                       PERIOD FROM
                                                      JUNE 1, 1996
                                                           THROUGH       SIX MONTHS
                                                      DECEMBER 31,            ENDED
IN THOUSANDS                                                  1996    JUNE 30, 1997
                                                    --------------  ---------------
                                                                      (UNAUDITED)
Current (refundable):
  Federal.........................................       $     (48)       $     255
  State...........................................              (9)              35
                                                             -----            -----
    Total current.................................             (57)             290
Deferred..........................................              67              (35)
                                                             -----            -----
Total.............................................       $      10        $     255
                                                             -----            -----
                                                             -----            -----

                        ST. LOUIS LITHOGRAPHING COMPANY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


7.  INCOME TAXES (CONTINUED)
Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are comprised of the following:


                                                    ----------------------------
                                                             SUCCESSOR
                                                     DECEMBER 31,
IN THOUSANDS                                                 1996  JUNE 30, 1997
                                                    -------------  -------------
                                                                    (UNAUDITED)
Deferred tax liability - Property, plant and
 equipment........................................      $   3,123      $   3,069
                                                    -------------  -------------
                                                    -------------  -------------
Accounts receivable...............................      $      16      $      16
Accrued expenses..................................            161            191
Net operating loss carryforwards..................             57
Restricted stock awards...........................              9             17
                                                    -------------  -------------
Deferred tax assets...............................      $     243      $     224
                                                    -------------  -------------
                                                    -------------  -------------


Differences between income tax expense (benefit) computed using the U.S. Federal income tax statutory rate of 34% and income tax expense (benefit) recorded by the Company are attributable to the following:


                                                    ------------------------------
                                                              SUCCESSOR
                                                       PERIOD FROM
                                                      JUNE 1, 1996
                                                           THROUGH      SIX MONTHS
                                                      DECEMBER 31,  ENDED JUNE 30,
IN THOUSANDS                                                  1996            1997
                                                    --------------  --------------
                                                                     (UNAUDITED)
Income tax expense (benefit) using the U.S.
 statutory
 rate of 34%......................................       $     (30)      $     177
State income taxes - net..........................              (5)             32
Goodwill..........................................              43              43
Meals and entertainment...........................               2               3
                                                             -----           -----
Total.............................................       $      10       $     255
                                                             -----           -----
                                                             -----           -----


See Note 10 to the financial statements for the predecessor company's income tax practices and related disclosures.

                        ST. LOUIS LITHOGRAPHING COMPANY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


8.  COMMITMENTS AND CONTINGENCIES
The Company leases a portion of its operating facility used primarily for storage under a noncancelable operating lease from a third party. Future minimum lease payments required under the above operating lease as of December 31, 1996 are as follows (in thousands):

                                                                       ---------
1997.................................................................  $     138
1998.................................................................        138
1999.................................................................        124
2000.................................................................        105
2001.................................................................         94
Thereafter...........................................................        216
                                                                       ---------
Total................................................................  $     815
                                                                       ---------
                                                                       ---------


Rental expenses totaled $81,000 for the period from June 1, 1996 to December 31, 1996, $57,000 for the period from January 1, 1996 to May 31, 1996, $118,000 in
1995, and $116,000 in 1994 and $56,000 and $59,000 for the six months ended June 30, 1996 and 1997, respectively.


At the time of the acquisition on May 31, 1996, the Company entered into a Consulting Agreement ("Agreement") with a stockholder affiliated company, whereby such affiliate will provide to the Company management, financial consulting and other advisory services as requested by the Company for a period of eight years. The Company's payment to such affiliate under this Agreement is $10,000 per month.

Also, the Company is party to Employment Agreements ("Agreements") with certain key employees. These Agreements are generally for five years with an option to renew. Total annual compensation expense related to these agreements is approximately $460,000. These Agreements contain payment provisions to employees in the event of a "change in control" as defined in the Agreements, if the obligations of these Agreements are not assumed by the surviving entity.

9.  EMPLOYEE BENEFIT PLANS (SUCCESSOR COMPANY)
On May 31, 1996 stockholders approved the Management Incentive Plan for certain key employees of the Company. This plan authorizes the Company to issue up to 35,245 shares of common stock.

Restricted share awards for 5,263 shares were granted on May 31, 1996 and vest ratably over a five year period through 2001. The restricted stock awards were set up as a reduction in equity for the fair market value at the date of grant and are amortized over the vesting period. In the event of a change in ownership of the Company, restricted share awards will be fully vested.

The Company has granted incentive stock options to purchase up to 29,982 shares of common stock. These options allow the purchase of shares for $1 at December 31, 2001 based on achieving certain performance thresholds established by the Company. These options will expire, if not exercised, after 10 years from the date of the award. In the event of a change in the ownership of the Company, and if equivalent options are not provided by the surviving entity, the performance options terminate and the employees shall have the right to exercise the Performance Options immediately prior to the change in the ownership.

Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION ("SFAS 123") establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company adopted the disclosure option under the statement. Accordingly, the Company accounts for its Performance Stock Options in accordance with APB Opinion 25, which requires compensation cost to be

                        ST. LOUIS LITHOGRAPHING COMPANY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


9. EMPLOYEE BENEFIT PLANS (SUCCESSOR COMPANY) (CONTINUED) recorded for the difference between the market price of the stock and the exercise price over the related service period of the employee. No accrual for compensation cost has been made at December 31, 1996, as achievement of the performance levels specified in the stock option plans are not probable. Based on the expected level of options vesting under the specified performance goals, using the Black-Scholes model with the following assumptions: expected life of 5 years; stock volatility, .001%; risk free interest rates, 5.5%; and no dividends during the expected term, the affect on pro forma net income, under SFAS 123 would not be material.


In June of 1996, the Company established the St. Louis Lithographing Salaried 401(k) Plan (the "Plan"). Salaried employees who have completed one year of service, attained the age of 21, and completed 1,000 hours of service are eligible to participate in the Plan. Participants may contribute up to 15% of their salary. The Company will match employee contributions up to 6% of the participant's salary. Participants are 100% vested in their contributions upon acceptance into the Plan. The Company contributed $71,000 to the Plan for the period from June 1, 1996 to December 31, 1996 and $68,000 for the six months ended June 30, 1997.


10. INTERCOMPANY ALLOCATIONS (PREDECESSOR COMPANY)

INTERCOMPANY ALLOCATIONS - As discussed in Note 1 to the financial statements, the Predecessor Company was a wholly-owned subsidiary of Pet stand alone or through Pillsbury. Certain functions such as income taxes, data processing, legal services, insurance, payroll and employee benefits were administered by the Company's Parent and the Company's share of such charges were allocated through intercompany accounts.

Such allocations were based on the Company's workforce or other applicable basis. Predecessor Company financial statements are prepared under the above-mentioned intercompany allocation methodology.

Intercompany charges allocated to the Predecessor Company were as follows:


                                       ----------------------------------------
                                                     PREDECESSOR
                                                                    PERIOD FROM
                                                                     JANUARY 1,
                                        YEARS ENDED DECEMBER 31,   1996 THROUGH
(IN THOUSANDS)                                 1994          1995  MAY 31, 1996
                                       ------------  ------------  ------------
Payroll and employee benefits........     $   8,292     $   7,614     $   3,151
Income taxes.........................         1,945         1,343           643
Insurance............................           442           467           209


INCOME TAXES - Predecessor Company income was included in the consolidated tax returns of its Parent. Income taxes were allocated to the Predecessor Company through intercompany charges and no breakout was made between current and deferred income taxes as deferred income taxes were maintained at the Parent Company level.

CASH MANAGEMENT - Predecessor Company's cash management was administered by its Parent. Accordingly, the Company's cash, other than petty cash, was maintained at its Parent and the related cash transactions were recorded through the intercompany account.

EMPLOYEE BENEFITS - Prior to the acquisition, employees of the Company participated in its Parent's employee benefit plans.

                        ST. LOUIS LITHOGRAPHING COMPANY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


10. INTERCOMPANY ALLOCATIONS (PREDECESSOR COMPANY) (CONTINUED)

INTERCOMPANY BALANCES - Prior to May 31, 1996 the Company provided certain stamping services to an affiliated company. Sales to this affiliate were as follows:


                                       ----------------------------------------
                                                     PREDECESSOR
                                                                    PERIOD FROM
                                                                     JANUARY 1,
                                       (YEARS ENDED DECEMBER 31,)  1996 THROUGH
(IN THOUSANDS)                                 1994          1995  MAY 31, 1996
                                       ------------  ------------  ------------
Sales................................     $   3,140     $   1,904     $     677


11. MAJOR CUSTOMER

A substantial portion of the Company's sales are concentrated in a relatively few number of customers in the distilled spirits and wine industry. Sales to one customer represented 14% for the period from June 1, 1996 to December 31, 1996, 18% for the period from January 1, 1996 to May 31, 1996, 12% in 1995, 9% in 1994 and 11.4% and 10.9% for the six months ended June 30, 1996 and 1997 of total sales, respectively.


12. SUBSEQUENT EVENTS

On July 17, 1997, the Company executed a merger agreement to be acquired by FirstPak, Inc. ("FirstPak"). If the merger is consummated, it will close concurrently with the proposed offering of FirstPak Common Stock. Certain FirstPak stockholders are affiliated with Company stockholders and certain FirstPak stockholders are members of the Company's Board of Directors.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of CalOptical Holding Corporation and Subsidiary:


We have audited the accompanying consolidated balance sheets of CalOptical Holding Corporation and subsidiary (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Oakland, California

August 1, 1997

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS


                                                    ---------------------------------
                                                                            JUNE 30,
                                                        DECEMBER 31,            1997
(IN THOUSANDS, EXCEPT SHARE DATA)                     1995       1996     -----------
                                                    ---------  ---------
                                                                          (UNAUDITED)
ASSETS
Current assets:
  Cash............................................  $     151  $       1   $       1
  Accounts receivable (net of allowance for
   doubtful accounts of $65, $44, and $62,
   respectively)..................................      1,385      1,775       2,163
  Inventory.......................................      2,328      2,257       2,181
  Prepaid expenses and other......................        140        118         151
                                                    ---------  ---------  -----------
Total current assets..............................      4,004      4,151       4,496
                                                    ---------  ---------  -----------
Property and equipment -- net.....................        846        894         832
                                                    ---------  ---------  -----------
Other assets:
  Intangibles - net...............................      1,325        924         806
  Deferred income taxes...........................         63        254         427
  Other...........................................          3          3         110
                                                    ---------  ---------  -----------
Total other assets................................      1,391      1,181       1,343
                                                    ---------  ---------  -----------
Total assets......................................  $   6,241  $   6,226   $   6,671
                                                    ---------  ---------  -----------
                                                    ---------  ---------  -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................  $     382  $     630   $     873
  Accrued expenses................................        400        537         624
  Short-term debt.................................      1,023        552         193
  Income taxes payable............................        133         42         222
  Current portion of long-term debt:
    Related party.................................        569        362         184
    Other.........................................         17        278         331
                                                    ---------  ---------  -----------
Total current liabilities.........................      2,524      2,401       2,427
                                                    ---------  ---------  -----------
Long-term debt:
  Related party...................................      1,971      1,000       1,000
  Other...........................................         69        546         289
                                                    ---------  ---------  -----------
Total long-term debt..............................      2,040      1,546       1,289
                                                    ---------  ---------  -----------
Accrued interest and other........................        161        209         232
                                                    ---------  ---------  -----------
Total liabilities.................................      4,725      4,156       3,948
                                                    ---------  ---------  -----------
Warrants with put option..........................      1,299      1,885       2,240
                                                    ---------  ---------  -----------
Commitments and contingencies (Note 12)
Shareholders' equity:
  Capital stock:
    Preferred - $0.05 per share par value;
     authorized 20,000; none outstanding
    Common - $0.01 per share par value; authorized
     100,000; 42,500 shares issued and
     outstanding..................................          1          1           1
  Additional paid-in capital......................        348        184         482
  Accumulated deficit.............................       (132)         -           -
                                                    ---------  ---------  -----------
Total shareholders' equity........................        217        185         483
                                                    ---------  ---------  -----------
Total liabilities and shareholders' equity........  $   6,241  $   6,226   $   6,671
                                                    ---------  ---------  -----------
                                                    ---------  ---------  -----------


                See notes to consolidated financial statements.

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                 -----------------------------------------------------
                                                                                    SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,              JUNE
                                                      1994       1995       1996       1996       1997
                                                 ---------  ---------  ---------  ---------  ---------
(IN THOUSANDS)                                                                        (UNAUDITED)
Sales..........................................  $  11,248  $  13,775  $  15,664  $   7,427  $   8,982
Cost of sales..................................      6,987      8,828      9,953      4,739      5,694
                                                 ---------  ---------  ---------  ---------  ---------
Gross profit...................................      4,261      4,947      5,711      2,688      3,288
Operating expenses:
  Selling, general and administrative
   expenses....................................      3,288      3,809      4,335      2,114      2,257
  Amortization of goodwill.....................        101        101        101         51         51
  Stock based compensation.....................        182        256        314        137        413
                                                 ---------  ---------  ---------  ---------  ---------
Total operating expenses.......................      3,571      4,166      4,750      2,302      2,721
                                                 ---------  ---------  ---------  ---------  ---------
Operating income...............................        690        781        961        386        567
Interest expense...............................        462        457        432        237        137
                                                 ---------  ---------  ---------  ---------  ---------
Income before income taxes and extraordinary
 item..........................................        228        324        529        149        430
Provision for income taxes.....................         72        158        231         78        190
                                                 ---------  ---------  ---------  ---------  ---------
Income before extraordinary item...............        156        166        298         71        240
Extraordinary item - Loss on early
 extinguishment of debt (net of income tax
 benefit of $38)...............................          -          -         58          -          -
                                                 ---------  ---------  ---------  ---------  ---------
Net income.....................................  $     156  $     166  $     240  $      71  $     240
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------


                See notes to consolidated financial statements.

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                           -------------------------------------------------------------------
                                                                    ADDITIONAL                           TOTAL
                                                COMMON STOCK           PAID-IN     ACCUMULATED   SHAREHOLDERS'
                                              SHARES      AMOUNT       CAPITAL         DEFICIT          EQUITY
                                           ---------  -----------  -----------  --------------  --------------
(IN THOUSANDS)
Balance, January 1, 1994.................     42,500   $       1     $     612       $    (454)      $     159
Net income...............................          -           -             -             156             156
Stock based compensation.................          -           -           182               -             182
Warrant accretion........................          -           -          (217)              -            (217)
                                           ---------       -----         -----           -----           -----
Balance, December 31, 1994...............     42,500           1           577            (298)            280
Net income...............................          -           -             -             166             166
Stock based compensation.................          -           -           256               -             256
Warrant accretion........................          -           -          (485)              -            (485)
                                           ---------       -----         -----           -----           -----
Balance, December 31, 1995...............     42,500           1           348            (132)            217
Net income...............................          -           -             -             240             240
Stock based compensation.................          -           -           314               -             314
Warrant accretion........................          -           -          (478)           (108)           (586)
                                           ---------       -----         -----           -----           -----
Balance, December 31, 1996...............     42,500           1           184               -             185
Net income (Unaudited)...................          -           -             -             240             240
Stock based compensation (Unaudited).....          -           -           413               -             413
Warrant accretion (Unaudited)............          -           -          (115)           (240)           (355)
                                           ---------       -----         -----           -----           -----
Balance, June 30, 1997 (Unaudited).......     42,500   $       1     $     482       $       -       $     483
                                           ---------       -----         -----           -----           -----
                                           ---------       -----         -----           -----           -----


                See notes to consolidated financial statements.

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                         -----------------------------------------------------
                                                                                            SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,            JUNE 30,
                                                              1994       1995       1996       1996       1997
                                                         ---------  ---------  ---------  ---------  ---------
(IN THOUSANDS)                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................................  $     156  $     166  $     240  $      71  $     240
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Loss on early extinguishment of debt.................          -          -         96          -          -
  Depreciation and amortization........................        632        669        625        360        378
  Deferred income taxes................................        (67)       (51)      (155)       (88)      (176)
  Provision for doubtful accounts......................         18         28        (22)       (31)        18
  Stock based compensation.............................        182        256        314        137        413
  Changes in operating assets and liabilities:
    Accounts receivable................................       (441)        73       (369)      (565)      (406)
    Inventory..........................................       (200)      (878)        71        170         76
    Other current assets...............................        185         40        (15)       (44)       (29)
    Accounts payable...................................        113         48        250        350        243
    Accrued expenses...................................        103         79        184         29        110
    Income taxes payable...............................        136         (3)       (91)        94        180
                                                         ---------  ---------  ---------  ---------  ---------
Net cash provided by operating activities..............        817        427      1,128        483      1,047
                                                         ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment....................       (114)      (305)      (258)      (129)       (63)
Other..................................................          -          -          -          -       (187)
                                                         ---------  ---------  ---------  ---------  ---------
Net cash used in investing activities..................       (114)      (305)      (258)      (129)      (250)
                                                         ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt.............................       (493)      (618)    (1,422)      (346)      (594)
Long-term borrowings...................................          -         86        872          -        157
Short-term borrowings (repayments) - net...............       (185)       535       (470)      (158)      (360)
                                                         ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) financing activities....       (678)         3     (1,020)      (504)      (797)
                                                         ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash........................         25        125       (150)      (150)         -
Cash beginning of period...............................          1         26        151        151          1
                                                         ---------  ---------  ---------  ---------  ---------
Cash end of period.....................................  $      26  $     151  $       1  $       1  $       1
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
Additional cash flow information:
Income taxes paid (refunds received)...................  $    (153) $     163  $     467  $     102  $     185
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
Interest paid..........................................  $     342  $     305  $     351  $     169  $     130
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------


                See notes to consolidated financial statements.

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
CalOptical Holding Corporation ("CalOptical") was incorporated in Delaware on July 27, 1992. CalOptical, which is owned 88% by MBR Investment Associates L.P. (without giving effect to the exercise of outstanding warrants or options), had no operations prior to its acquisition of California Optical Leather, Inc. ("COL") on October 30, 1992 (see Note 2, "Acquisition and Related Financing"). COL is a manufacturer and distributor of eyeglass cases, to customers principally in the optical industry and also to customers in the retail industry.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of CalOptical and its wholly owned subsidiary, COL (together the "Company"). Intercompany balances and transactions are eliminated in consolidation.

INVENTORIES are stated at the lower of cost (first-in, first-out basis) or market. Costs include raw materials, direct labor and materials and indirect factory overhead. In addition, portions of general and administrative costs are included in the cost of inventories.

PLANT AND EQUIPMENT are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years.

REVENUE RECOGNITION

Sales are recorded at the date of shipment.

INCOME TAXES

The Company uses the liability method to account for income taxes as required by Statement of Financial Accounting Standards No. 109. Deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

AMORTIZATION OF INTANGIBLES

The Company amortizes goodwill on a straight-line basis over twenty years. The Company amortizes the Non-Competition Agreement using the effective interest method over the five-year life of the agreement.

LONG-LIVED ASSETS


In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. There was no impact on the consolidated financial statements as a result of adopting this new accounting standard.


STOCK-BASED COMPENSATION


In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"). SFAS 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company's stock at the measurement date over the amount an employee must pay to acquire the stock. All of the Company's stock options were granted in 1992 and, therefore, the Company is not subject to the pro forma disclosure provisions of SFAS 123.

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS


The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt are reflected in the financial statements at approximate fair value due to the short-term nature of those instruments. The carrying amount of the long-term debt approximates fair value at December 31, 1995 and 1996 based on interest rates available to the Company and debt instruments with similar terms, except for the 14% note ($1,000,000) to previous shareholders (the "Sellers"). The estimated fair value of the 14% note to the Sellers at December 31, 1995 and 1996 is $929,000 and $947,000, respectively.


USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The carrying value of warrants with put option and the stock option compensation represent significant estimates. Actual results could differ from these estimates.

INTERIM FINANCIAL STATEMENTS


The financial statements as of and for the six months ended June 30, 1996 and 1997 are unaudited. These financial statements, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for those interim periods. The results of operations for the six months ended June 30, 1996 and 1997 are not necessarily indicative of the results to be expected for the full year.



NEW ACCOUNTING PRONOUNCEMENTS



In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.


2.  ACQUISITION AND RELATED FINANCING
On October 30, 1992, the Company purchased all of the outstanding shares of COL from the Sellers for $3,250,000 and incurred acquisition costs totaling $307,000.

The acquisition was accounted for using the purchase method; accordingly, COL's assets and liabilities were recorded at their estimated fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired ("goodwill") is being amortized on a straight-line basis over twenty years.

The Company obtained a total of $3,550,000 ($2,500,000 in subordinated notes, $200,000 in notes payable and $850,000 in equity) to finance the acquisition. As part of the acquisition of COL, the Company entered into a Non-Competition Agreement with the Sellers that provides for an aggregate of $1,500,000 to be paid to the Sellers in quarterly payments of $94,000 from January 31, 1994 through October 1997. This agreement is

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


2. ACQUISITION AND RELATED FINANCING (CONTINUED) subordinate to all other notes payable. The present value of the payments ($1,174,000) was recorded as an intangible asset and long-term debt. The discount is amortized to interest expense over five years using an 8% imputed interest rate.


A dispute between CalOptical Holding Corporation and the Sellers of COL as to the value of accounts receivable acquired was finalized during the year ended December 31, 1995. The Sellers had indemnified the buyer for amounts owed by a particular customer that were outstanding 30 days or more at October 30, 1992. These amounts were converted to a promissory note from the customer which was subsequently defaulted during the year ended December 31, 1994. The Company had offset the amount of $161,000 against the liability established in connection with the Non-Competition Agreement included in Long-Term Debt. The Sellers disputed the provisions of the indemnification agreement. The matter went before independent arbitrators. The arbitration was resolved in the Sellers' favor, and they were awarded the $161,000, plus accrued interest, as well as recovery of their attorney's fees. The award, legal fees and interest of $275,000 was included in selling, general and administrative expenses during the year ended December 31, 1995.


3.  CREDIT ARRANGEMENT
The Company has a $2,500,000 line of credit facility from a bank. Up to $600,000 of the credit facility may be used for letters of credit. At December 31, 1996, $552,000 was outstanding and is included in short-term debt. The amount available under the line is dependent upon levels of accounts receivable and inventory. At December 31, 1996, $943,000 was available for additional borrowings under the line. Interest on debt outstanding under this credit facility is computed at 0.5% over the bank's base rate. At December 31, 1996, the borrowing rate was 8.75%. The line is secured by accounts receivable, inventory, plant and equipment. The credit agreement contains restrictive covenants requiring maintenance of certain financial ratios and certain levels of tangible net worth and profitability. At December 31, 1996, the Company was in compliance with these covenants. The Company has outstanding letters of credit of approximately $451,000 at December 31, 1996 for the purchase of inventory.

4.  INVENTORY
Inventory consists of the following:


                                      -------------------------------------
                                                                   JUNE 30,
                                            DECEMBER 31,               1997
IN THOUSANDS                                 1995         1996  -----------
                                      -----------  -----------
                                                                (UNAUDITED)
Raw materials.......................        $ 620        $ 742        $ 890
Work in process.....................           76           92           24
Finished goods......................        1,632        1,423        1,267
                                      -----------  -----------  -----------
Total...............................       $2,328       $2,257       $2,181
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


5.  PROPERTY AND EQUIPMENT
Property and equipment consists of the following:


                                      -------------------------------------
                                                                   JUNE 30,
                                            DECEMBER 31,               1997
IN THOUSANDS                                 1995         1996  -----------
                                      -----------  -----------
                                                                (UNAUDITED)
Machinery...........................        $ 717        $ 822        $ 860
Furniture fixtures and equipment....          317          459          484
Leasehold improvements..............          219          230          230
                                      -----------  -----------  -----------
Total...............................        1,253        1,511        1,574
Less accumulated depreciation and
 amortization.......................         (407)        (617)        (742)
                                      -----------  -----------  -----------
Property and equipment - net........        $ 846        $ 894        $ 832
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------


6.  INTANGIBLES
Intangibles consist of the following:


                                      -------------------------------------
                                            DECEMBER 31,           JUNE 30,
IN THOUSANDS                                 1995         1996         1997
                                      -----------  -----------  -----------
                                                                 (UNAUDITED)
Noncompetition agreement............      $ 1,174      $ 1,174      $ 1,174
Goodwill............................        1,162        1,162        1,162
Other...............................          178            3           83
                                      -----------  -----------  -----------
Total...............................        2,514        2,339        2,419
Accumulated amortization............       (1,189)      (1,415)      (1,613)
                                      -----------  -----------  -----------
Intangibles - net...................      $ 1,325       $  924       $  806
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


7.  LONG-TERM DEBT
Long-term debt consists of the following:


                                                      -------------------------------------
                                                            DECEMBER 31,           JUNE 30,
IN THOUSANDS                                                 1995         1996         1997
                                                      -----------  -----------  -----------
                                                                                 (UNAUDITED)
Related parties:
  14% note to shareholder, subordinate to line of
   credit, quarterly principal payments of $40,000
   beginning January 1, 1994, quarterly payments of
   $75,000 beginning January 1, 1996, repaid in
   September 1996...................................        $ 955
  Less unamortized original issue discount..........         (111)
  14% note to Sellers, subordinate to line of credit
   and notes to shareholder, interest only payments
   at 10% due monthly, interest at 4% accrued and
   payable in 1999, principal due in two equal
   payments in 1998 and 1999........................        1,000       $1,000       $1,000
  Noninterest-bearing liability established in
   connection with Non-Competition Agreement
   quarterly payments of $94,000 from January 31,
   1994 to October 31, 1997.........................          750          375          187
  Less unamortized discount (based on imputed
   interest rate of 8%).............................          (54)         (13)          (3)
Other:
  9.75% equipment notes, due January 2000...........           86           94           86
  9.75% bank note, quarterly principal payments of
   $61 beginning January 1997 through October
   1999.............................................            -          730          534
                                                      -----------  -----------  -----------
Total long-term debt................................        2,626        2,186        1,804
Less current portion................................          586          640          515
                                                      -----------  -----------  -----------
Long-term portion...................................       $2,040       $1,546       $1,289
                                                      -----------  -----------  -----------
                                                      -----------  -----------  -----------



The 14% subordinated note to a shareholder was carried net of a $300,000 original issue discount which was amortized by the interest method over the life of the note. Under the terms of the note indenture, warrants to purchase common stock were issued (see Note 13). Interest paid on the subordinated notes payable to the shareholder was $195,000, $145,000 and $86,000 during the years ended December 31, 1994, 1995 and 1996, and $61,000 and zero for the six months ended June 30, 1996 and 1997.



In September 1996, the Company repaid the 14% subordinated note to the shareholder that was originally due through October 1997. This resulted in the write-off of the remaining original issue discount of $70,000 plus debt issuance costs of $26,000. The total write-off of $96,000 less the income tax benefit of $38,000 for a net of $58,000 is shown as an extraordinary item in the statement of operations for the year ended December 31, 1996. The repayment was financed with a 9.75% bank note due through October 1999.

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


7.  LONG-TERM DEBT (CONTINUED)
The scheduled principal payments on long-term debt are as follows (in thousands):

Years ending December 31:
                                                                      ---------
  1997..............................................................  $     640
  1998..............................................................        777
  1999..............................................................        769
                                                                      ---------
Total...............................................................  $   2,186
                                                                      ---------
                                                                      ---------

The bank note and the subordinated note to the Sellers contain certain restrictive covenants including limitations on payment of dividends, borrowing and investments, and require maintaining minimum tangible net worth and financial ratios.

The subordinated note payable to the Sellers is secured by the shares of the Company.

8.  EMPLOYEE BENEFIT PLAN

All employees are eligible to participate in the Company's 401(k) savings plan after obtaining a certain age and level of service. The Company matches 50% of employee contributions up to 6% (25% of employee contributions up to 6% prior to July 1, 1996). Company contributions to the 401(k) savings plan were zero, $26,000 and $41,000 for the years ended December 31, 1994, 1995 and 1996, and $13,000 and $30,000 for the six months ended June 30, 1996 and 1997.


9.  INCOME TAXES

The provision for taxes on income before extraordinary item consists of the following:



                              -------------------------------------------------------------------------
                                        YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
(IN THOUSANDS)                         1994           1995           1996           1996           1997
                              -------------  -------------  -------------  -------------  -------------
                                                                                   (UNAUDITED)
Current:
  Federal...................      $     131      $     181      $     247      $     141      $     305
  State.....................             31             32             40             25             54
                                     ------         ------         ------         ------         ------
    Total current...........            162            213            287            166            359
                                     ------         ------         ------         ------         ------
Deferred:
  Federal...................            (77)           (47)           (48)           (75)          (144)
  State.....................            (13)            (8)            (8)           (13)           (25)
                                     ------         ------         ------         ------         ------
    Total deferred..........            (90)           (55)           (56)           (88)          (169)
                                     ------         ------         ------         ------         ------
Total provision for income
 taxes......................      $      72      $     158      $     231      $      78      $     190
                                     ------         ------         ------         ------         ------
                                     ------         ------         ------         ------         ------

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


9.  INCOME TAXES (CONTINUED)
Components of the deferred income tax assets (liabilities) are as follows:


                                                        -------------------------------------------------
                                                                  DECEMBER 31,                   JUNE 30,
(IN THOUSANDS)                                                     1995             1996             1997
                                                        ---------------  ---------------  ---------------
                                                                           (UNAUDITED)
Difference between book and tax basis of inventory....        $      21        $      19        $      18
Accrued vacation......................................               33               34               37
Allowance for doubtful accounts.......................               26               18               25
Other assets..........................................              (60)             (43)             (48)
Difference between book and tax basis of property and
 equipment............................................              (99)             (87)             (80)
Difference between book and tax basis of
 intangibles..........................................               (1)              (1)              (1)
Stock option compensation.............................              199              325              490
Deferred lease credits................................               13               17               17
                                                                    ---              ---              ---
Total.................................................        $     131        $     282        $     458
                                                                    ---              ---              ---
                                                                    ---              ---              ---


A reconciliation of the federal statutory income tax rate with the Company's effective income tax rate is as follows:


                                                ---------------------------------------------------------------
                                                                                           SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                       1994         1995         1996         1996         1997
                                                -----------  -----------  -----------  -----------  -----------
                                                                                             (UNAUDITED)
Federal statutory rate........................           34%          34%          34%          34%          34%
State income taxes, net of federal benefit....            6            6            6            6            6
Nondeductible expenses (primarily amortization
 of goodwill).................................           14            8            4           12            4
Utilization of net operating losses...........          (22)           -            -            -            -
                                                         --           --           --
                                                                                             -----  -----------
Effective tax rate............................           32%          48%          41%          52%          44%
                                                         --           --           --
                                                         --           --           --
                                                                                             -----  -----------
                                                                                             -----  -----------


10. OTHER RELATED PARTY TRANSACTIONS

Included in general and administrative expenses are consulting fees of $120,000 for each of the years ended December 31, 1994, 1995 and 1996, $60,000 for each of the six months ended June 30, 1996 and 1997 charged by an affiliate of one of the shareholders.


11. SALES TO MAJOR CUSTOMERS

A major customer is defined as a customer that exceeds 10% of net sales. Sales to one major customer were $3,765,000 for the year ended December 31, 1994. Sales to two major customers were $4,249,000 and $2,367,000 for the year ended December 31, 1995; $4,151,000 and $1,859,000 for the year ended December 31, 1996; $2,142,000 and $939,000 for the six months ended June 30, 1996; $1,753,000 and $1,083,000 for the six months ended June 30, 1997.


12. LEASE COMMITMENTS

The Company has a ten-year building lease, which includes escalation clauses, with the Sellers, under which the Company paid rent of $151,000, $153,000 and $157,000 for the years ended December 31, 1994, 1995 and 1996, and $78,000 and $81,000 for the six months ended June 30, 1996 and 1997.

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


12. LEASE COMMITMENTS (CONTINUED)

In addition to the lease described above, the Company leases administrative, manufacturing and warehouse space used in operations under various operating leases. The leases have initial five and ten year terms with no optional renewal periods and certain escalation clauses. Rental expense for all leases was $236,000, $250,000 and $270,000 for the years ended December 31, 1994, 1995 and
1996, $134,000 for the six months ended and $138,000 for the six months ended June 30, 1996 and 1997.


Future minimum lease payments for all operating leases as of December 31, 1996 are as follows (in thousands):

Years ending December 31:
                                                                      ---------
  1997..............................................................  $     278
  1998..............................................................        282
  1999..............................................................        263
  2000..............................................................        265
  2001..............................................................        269
  Thereafter........................................................        285
                                                                      ---------
Total...............................................................  $   1,642
                                                                      ---------
                                                                      ---------

13. SHAREHOLDERS' EQUITY

DETACHABLE STOCK WARRANTS WITH PUT OPTION


The Company's 14% note payable to a shareholder (the "shareholder note") also provides for Class A and Class B detachable warrants exercisable at $20 per share and $0.01 per share, respectively, to purchase shares of the Company which would represent 13% and 10%, respectively, of the total outstanding shares of the Company after such warrants are exercised (collectively referred to as the "warrants"). The warrants are exercisable immediately and contain anti-dilution provisions. The warrant holder has the right to require the Company to purchase all or any portion of such warrants and any common stock of the Company acquired upon exercise of such warrants and owned by the holder ("put option"). The purchase price to be paid upon exercise of the put option is based upon the value of the tendered securities, determined as the pro rata portion of the greater of the fair market value of the Company or 4.6 multiplied by the Company's average annual earnings before depreciation, income taxes and amortization for the two most recent fiscal years (the "Formula"). The carrying value of the warrants has been determined using the Formula. The actual purchase price paid upon exercise of the put option could be based on the fair market value of the Company at the time, which may be higher than the amount derived by the Formula. The put option is exercisable for five years following repayment of the shareholder note or a Liquidation Event (as defined). Such warrants owned by the holder may be purchased by the Company at the Company's option ("call option"). The call option is exercisable for four years following one year after the repayment of the shareholder note. The consideration payable upon the exercise of the call option is based upon the greater of $250,000 or the consideration payable upon exercise of the put option multiplied by 105%, 110% or 115%, depending upon the date on which the call option is exercised.



A portion of the proceeds from the shareholder note representing the $300,000 estimated fair value of the warrants was recognized as temporary equity with a corresponding decrease (original issue discount) in the recorded value of the note. Such original issue discount was amortized over the life of the debt agreement. The Company is accreting the warrant value to the estimated contingent liability under the put option with a corresponding charge to permanent equity. Total warrant value accretion was $217,000, $485,000 and $586,000 for the years ended December 31, 1994, 1995 and 1996, $379,000 and
$355,000 for the six months ended June 30, 1996 and 1997.

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY

                (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED
                          JUNE 30, 1997 IS UNAUDITED)


13. SHAREHOLDERS' EQUITY (CONTINUED)
STOCK OPTIONS


The President of the Company was granted options, in 1992, to purchase 14,167 shares of common stock at a price of $1 per share and 5,667 shares of common stock at a price of $20 per share contingent upon the Company obtaining specified profitability levels in the future. There were 2,125 stock options exercisable at December 31, 1994, 7,084 stock options exercisable at December 31, 1995, 10,626 stock options exercisable at December 31, 1996, and 14,167 stock options exercisable at June 30, 1997 at a price of $1 per share. There were no stock options exercisable at December 31, 1996 and 2,240 stock options exercisable at a price of $20 per share at June 30, 1997. As of June 30, 1997, no options have been exercised.


14. SUBSEQUENT EVENTS


On July 17, 1997, the Company executed a merger agreement to be acquired by FirstPak, Inc. ("FirstPak"). If the merger is consummated, it will close concurrently with the proposed offering of FirstPak Common Stock. Certain FirstPak stockholders are affiliated with Company shareholders and certain FirstPak stockholders are members of the Company's Board of Directors.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Blake Printing and Publishing, Inc.:

We have audited the accompanying balance sheets of Blake Printing and Publishing, Inc. (the "Company") as of December 31, 1995 and December 29, 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Blake Printing and Publishing, Inc. at December 31, 1995 and December 29, 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
San Jose, California
March 31, 1997 (July 17, 1997 as to Note 16)

                      BLAKE PRINTING AND PUBLISHING, INC.
                                 BALANCE SHEETS


                                                        -------------------------------------------
                                                                                        (UNAUDITED)
                                                         DECEMBER 31,   DECEMBER 29,       JUNE 29,
                                                                 1995           1996           1997
                                                        -------------  -------------  -------------
(In thousands, except share data)
ASSETS
Current assets:
  Cash................................................      $       9      $      44      $     109
  Trade accounts receivable, net of allowance for
   doubtful accounts of $20...........................          1,503          1,017          1,794
  Inventories.........................................            553            601            677
  Prepaid expenses, deposits and other................            167            134            435
  Deferred tax asset..................................             41
                                                               ------         ------         ------
Total current assets..................................          2,273          1,796          3,015
                                                               ------         ------         ------
Property and equipment - net..........................          3,064          4,565          4,121
                                                               ------         ------         ------
Other assets:
  Prepublication costs - net..........................             50             31             23
  Other assets........................................             59             66             63
                                                               ------         ------         ------
Total other assets....................................            109             97             86
                                                               ------         ------         ------
Total assets..........................................      $   5,446      $   6,458      $   7,222
                                                               ------         ------         ------
                                                               ------         ------         ------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................      $     495      $     322      $     653
  Accrued and other liabilities.......................            306            295            346
  Income taxes payable................................              1            107             73
  Bank line of credit.................................            806            621
  Deferred income taxes...............................                            12             42
  Current portion of long term liabilities............            807            824            850
                                                               ------         ------         ------
Total current liabilities.............................          2,415          2,181          1,964
Long-term liabilities:
  Bank line of credit.................................              -              -          1,083
  Notes payable.......................................          1,232          2,205          1,798
  Capital leases obligations..........................            134             68             54
  Deferred income taxes...............................            160            140            140
                                                               ------         ------         ------
Total liabilities.....................................          3,941          4,594          5,039
                                                               ------         ------         ------
Commitments and contingencies (Notes 8, 9, and 15)
Stockholders' equity:
  Common stock, $100 par value, 250 shares authorized,
   160 shares issued and outstanding..................             20             16             16
  Additional paid-in capital..........................            311            411            411
  Retained earnings...................................          1,174          1,437          1,756
                                                               ------         ------         ------
Total stockholders' equity............................          1,505          1,864          2,183
                                                               ------         ------         ------
Total liabilities and stockholders' equity............      $   5,446      $   6,458      $   7,222
                                                               ------         ------         ------
                                                               ------         ------         ------


                       See notes to financial statements.

                      BLAKE PRINTING AND PUBLISHING, INC.
                              STATEMENTS OF INCOME


                                        ---------------------------------------------------------------
                                                      YEARS ENDED                   SIX MONTHS ENDED
                                         JANUARY 1,  DECEMBER 31,  DECEMBER 29,    JUNE 30,    JUNE 29,
                                               1995          1995          1996        1996        1997
                                        -----------  ------------  ------------  ----------  ----------
(IN THOUSANDS)
Sales.................................    $  10,663     $  11,139     $  12,362       6,586       6,894
Cost of sales.........................        7,063         6,919         7,523       3,659       4,202
                                        -----------  ------------  ------------  ----------  ----------
Gross profit..........................        3,600         4,220         4,839       2,927       2,692
Operating expenses:
  Selling, general, and administrative
   expenses...........................        3,310         3,660         3,801       1,955       2,010
  Amortization of goodwill............            1             1             1           -           2
  Stock based compensation............            -             -           100           -           -
                                        -----------  ------------  ------------  ----------  ----------
Total operating expenses..............        3,311         3,661         3,902       1,955       2,012
                                        -----------  ------------  ------------  ----------  ----------
Operating income......................          289           559           937         972         680
                                        -----------  ------------  ------------  ----------  ----------
Other income (expenses):
  Interest expense - net..............         (245)         (287)         (293)       (127)       (178)
  Other...............................           23           (15)           43          22          30
                                        -----------  ------------  ------------  ----------  ----------
Total other income (expenses).........         (222)         (302)         (250)       (105)       (148)
                                        -----------  ------------  ------------  ----------  ----------
Income before taxes on income.........           67           257           687         867         532
Provision for taxes on income.........            8            74           228         353         213
                                        -----------  ------------  ------------  ----------  ----------
Net income............................    $      59     $     183     $     459         514         319
                                        -----------  ------------  ------------  ----------  ----------
                                        -----------  ------------  ------------  ----------  ----------


                       See notes to financial statements.

                      BLAKE PRINTING AND PUBLISHING, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                              ----------------------------------------------------------
                                                                      ADDITIONAL    RETAINED
                                                              COMMON     PAID IN    EARNINGS
                                                  SHARES       STOCK     CAPITAL   (DEFICIT)       TOTAL
                                              ----------  ----------  ----------  ----------  ----------
(IN THOUSANDS, EXCEPT SHARE DATA)
Balance, January 3, 1994....................         200   $      20   $     311   $     932   $   1,263
Net income..................................           -           -           -          59          59
                                              ----------  ----------  ----------  ----------  ----------
Balance, January 1, 1995....................         200          20         311         991       1,322
Net income..................................           -           -           -         183         183
                                              ----------  ----------  ----------  ----------  ----------
Balance, December 31, 1995..................         200          20         311       1,174       1,505
Net income..................................           -           -           -         459         459
Stock repurchase............................         (40)         (4)          -        (196)       (200)
Compensation - stock option agreement.......           -           -         100           -         100
                                              ----------  ----------  ----------  ----------  ----------
Balance, December 29, 1996..................         160          16         411       1,437       1,864
Net income (unaudited)......................           -           -           -         319         319
                                              ----------  ----------  ----------  ----------  ----------
Balance, June 29, 1997 (unaudited)..........         160   $      16   $     411       1,756       2,183
                                              ----------  ----------  ----------  ----------  ----------
                                              ----------  ----------  ----------  ----------  ----------


                See notes to consolidated financial statements.

                      BLAKE PRINTING AND PUBLISHING, INC.
                            STATEMENTS OF CASH FLOWS


                                        ---------------------------------------------------------------
                                                      YEARS ENDED                   SIX MONTHS ENDED
                                         JANUARY 1,  DECEMBER 31,  DECEMBER 29,    JUNE 30,     JUNE 29
                                               1995          1995          1996        1996        1997
                                        -----------  ------------  ------------  ----------  ----------
                                                                                      (UNAUDITED)
(IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income............................    $      59     $     183     $     459   $     514   $     319
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Depreciation and amortization.......          677           865         1,022         442         617
  Stock based compensation............            -             -           100           -           -
  Write off of prepublication costs...                        157
  (Gain) loss on disposal of assets...           13            76            (4)         (6)         36
  Effect of changes in:
    Accounts receivable...............           59          (557)          486          (4)       (778)
    Inventories.......................          181          (158)          (48)       (115)        (76)
    Prepaid expenses and other........         (135)          (80)           50          61         (22)
    Accounts payable..................           28           153          (147)        (92)        245
    Accrued and other liabilities.....           (1)           38           (36)        104         129
    Income taxes payable..............         (119)            1           106         307         (34)
    Deferred income taxes.............          (33)          (13)           34           -          30
                                        -----------  ------------  ------------  ----------  ----------
Net cash provided by operating
 activities...........................          729           665         2,022       1,211         466
                                        -----------  ------------  ------------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and
 equipment............................         (196)         (425)         (468)       (830)       (146)
Proceeds from sale of equipment.......                         10            11           9           3
Other.................................           85             5             2         (18)        (35)
                                        -----------  ------------  ------------  ----------  ----------
Net cash used by investing
 activities...........................         (111)         (410)         (455)       (839)       (178)
                                        -----------  ------------  ------------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt...........         (467)         (471)       (1,021)         58        (376)
Repayment of capital lease
 obligations..........................          (95)         (155)         (116)        (60)        (18)
Bank line of credit borrowings
 (repayments), net....................         (187)          369          (195)       (357)        462
Deferred public offering and merger
 costs................................            -             -             -           -        (291)
Retirement of common stock............            -             -          (200)          -           -
                                        -----------  ------------  ------------  ----------  ----------
Net cash provided (used) by financing
 activities...........................         (749)         (257)       (1,532)       (359)       (223)
                                        -----------  ------------  ------------  ----------  ----------
Net increase (decrease) in cash.......         (131)           (2)           35          13          65
Cash at beginning of period...........          142            11             9           9          44
                                        -----------  ------------  ------------  ----------  ----------
Cash at end of period.................    $      11     $       9     $      44          22         109
                                        -----------  ------------  ------------  ----------  ----------
                                        -----------  ------------  ------------  ----------  ----------
Supplemental disclosures:
Cash payments of interest.............    $     244     $     287     $     293   $     127   $     178
Cash payments for income taxes........          170            66           124          44         217
Supplemental schedule of noncash
 investing and financing activities:
Acquisition cost of equipment financed
 through notes payable................          635         1,110         2,061           -           -


                       See notes to financial statements

                      BLAKE PRINTING AND PUBLISHING, INC.

                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                        AND JUNE 29, 1997 IS UNAUDITED)


1.  ORGANIZATION AND OPERATIONS

Blake Printing and Publishing, Inc. operates in the printing and publishing industry under two divisions, one offering high grade printing services to wineries and to commercial entities principally in California and the other operating print and copy stores throughout central California. The Company is the legal reporting entity for both divisions. All interdivision balances and transactions, including profits and inventories, have been eliminated. The financial statements of the Company are prepared on a 52/53 week convention with the fiscal year ending on the Sunday closest to December 31. The operations for years ended January 1, 1995, December 31, 1995 and December 29, 1996 each include 52 weeks and for the six months ended June 30, 1996 and June 29, 1997 each include 26 weeks.


2.  SIGNIFICANT ACCOUNTING POLICIES
INVENTORIES have been valued at the lower of cost (determined on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT are recorded at cost. Property and equipment capitalized under capital leases are recorded at the present value of the minimum lease payments due over the term of the lease. Depreciation and amortization are provided using the straight-line method over the estimated lives or the lease term, whichever is shorter (see Note 6).

Expenditures for maintenance, repairs and betterments which do not prolong the useful life of an asset have been charged to operations as incurred. Additions and betterments which substantially extend the useful life of the asset are capitalized. Upon the sale or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the respective accounts, and the resulting gain or loss, if any, is included in income.

PREPUBLICATION costs are amortized over a three to five year period. In 1995, in conjunction with the licensing of rights to the Company's publications, management determined that the amounts recorded for such assets exceed their estimated recoverable value. The 1995 statement of income reflects a write-off of $157,000 to appropriately reflect prepublication cost at net realizable value.

LONG-LIVED ASSETS

In March 1995, Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF ("SFAS 121"), was issued. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no significant effect upon adoption in 1996.

REVENUE RECOGNITION

Sales are recognized upon job completion and delivery to the customer.

INCOME TAXES

The Company follows the liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities.

CONCENTRATION OF CREDIT RISK

The Company provides printing and publishing services to a diversified group of customers located primarily in the state of California. Consequently, the Company's ability to collect the amounts due from customers may be affected by economic fluctuations within the state of California economy.

                      BLAKE PRINTING AND PUBLISHING, INC.

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                        AND JUNE 29, 1997 IS UNAUDITED)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at approximate fair value due to the short nature of those instruments. The carrying amount of the notes payable and capital lease obligations approximates fair value at December 31, 1995 and December 29, 1996 based on interest rates available to the Company and debt instruments with similar terms.

PERVASIVENESS OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION


Unaudited interim financial information as of and for the six months ended June 30, 1996 and June 29, 1997 has been prepared on the same basis as the annual financial statements. In the opinion of management, such unaudited interim information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial information. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the expected results for the full year.



NEW ACCOUNTING PRONOUNCEMENTS



In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.


3.  INVENTORIES
Inventories consisted of the following:


                                      -------------------------------------
                                         DECEMBER     DECEMBER     JUNE 29,
IN THOUSANDS                             31, 1995     29, 1996         1997
                                      -----------  -----------  -----------
                                                                (UNAUDITED)
Raw materials.......................         $316         $272         $433
Work in process.....................          211          299          192
Finished products...................           26           30           52
                                      -----------  -----------  -----------
Total...............................         $553         $601         $677
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------

                      BLAKE PRINTING AND PUBLISHING, INC.

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                        AND JUNE 29, 1997 IS UNAUDITED)


4.  PROPERTY AND EQUIPMENT
Property and equipment consisted of the following:


                         --------------------------------------------------
                              USEFUL     DECEMBER     DECEMBER     JUNE 29,
IN THOUSANDS                   LIVES     31, 1995     31, 1996         1997
                         -----------  -----------  -----------  -----------
                                                                (UNAUDITED)
Machinery and
 equipment.............         5-10       $6,623       $8,151       $7,994
Computer equipment.....          3-5          751        1,066        1,094
Transportation
 equipment.............            5           17           85           26
Leasehold
 improvement...........         5-40          201          227          330
                                      -----------  -----------  -----------
Total..................                     7,592        9,529        9,444
Less accumulated
 depreciation and
 amortization..........                     4,528        4,964        5,323
                                      -----------  -----------  -----------
Total..................                    $3,064       $4,565       $4,121
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------


5.  ACCRUED AND OTHER LIABILITIES
Accrued and other liabilities consist of the following:


                                      -------------------------------------
                                         DECEMBER     DECEMBER     JUNE 29,
IN THOUSANDS                             31, 1995     29, 1996         1997
                                      -----------  -----------  -----------
                                                                (UNAUDITED)
Accrued compensation................         $133         $108         $172
Accrued vacation....................           90           77          122
Sales tax payable...................           31           33           26
Other...............................           52           77           26
                                      -----------  -----------  -----------
Total...............................         $306         $295         $346
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------



6.  BANK LINE OF CREDIT


The Company has a $1,250,000 revolving line of credit agreement with Wells Fargo Bank with interest rate at .75% above the Bank's prime rate (9% at December 29, 1996 and 8.5% at June 29, 1997) expiring in May 1999. The line of credit is secured by accounts receivable and inventory and has been personally guaranteed by a shareholder of the Company and a related partnership (see Notes 9 and 16).



The credit agreement has several covenants that require the Company to maintain certain financial ratios. At December 29, 1996 and June 29, 1997 the Company was in compliance with or had obtained waivers for all such covenants.

                      BLAKE PRINTING AND PUBLISHING, INC.

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                        AND JUNE 29, 1997 IS UNAUDITED)


7.  LONG-TERM DEBT
Long-term debt consisted of the following:


                                                      -------------------------------------
                                                         DECEMBER     DECEMBER     JUNE 29,
IN THOUSANDS                                             31, 1995     29, 1996         1997
                                                      -----------  -----------  -----------
                                                                                (UNAUDITED)
Installment note payable, due in monthly
 installments of $33,000 including interest at 9.25%
 through August 2001, secured by fixed assets.......                    $1,506       $1,374
Installment note payable, due in monthly
 installments of $8,000 including interest at 9%
 through to June 2001, secured by fixed assets......                       362          328
Installment note payable, due in monthly
 installments of $7,000 plus interest of prime plus
 1.625% through September 2001, secured by fixed
 assets and personal assets of the stockholders.....        $ 422          333          289
Installment note payable, due in monthly
 installments of $14,000 including interest at 9.28%
 through November 1998, secured by fixed assets and
 personal assets of the stockholders................          441          303          229
Installment note payable, due in monthly
 installments of $8,000 plus interest of prime plus
 1.75% on the unpaid balance to March 1999, secured
 by fixed assets and personal assets of the
 stockholders.......................................          294          204          158
Installment note payable, due in monthly
 installments of $5,000 plus interest of prime plus
 1.625% on the unpaid balance to August 1999,
 secured by fixed assets and personal assets of the
 stockholders.......................................          242          176          143
Installment note payable, due in monthly
 installments of $2,000 including interest at 9%
 through December 1999, secured by fixed assets.....                        57           48
Installment note payable, due in monthly
 installments of $2,000 plus interest of prime plus
 1.75% through March 1999, secured by fixed assets
 and personal assets of stockholders................           32           22           17
Installment note payable, due in monthly
 installments of $24,000 plus interest at prime plus
 2%.................................................          485            -            -
Note to related party, due in monthly installments
 of $3,000 including interest at 10% unsecured......            6            -            -
                                                      -----------  -----------  -----------
Total...............................................        1,922        2,963        2,586
Less current portion of long-term debt..............          690          758          788
                                                      -----------  -----------  -----------
Total...............................................       $1,232       $2,205       $1,798
                                                      -----------  -----------  -----------
                                                      -----------  -----------  -----------

                      BLAKE PRINTING AND PUBLISHING, INC.

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                        AND JUNE 29, 1997 IS UNAUDITED)


7.  LONG-TERM DEBT (CONTINUED)
Future minimum principal payments of long-term debt are as follows (in thousands):

Fiscal years:
                                                                   ---------
  1997...........................................................  $     758
  1998...........................................................        798
  1999...........................................................        587
  2000...........................................................        515
  2001...........................................................        305
                                                                   ---------
Total............................................................  $   2,963
                                                                   ---------
                                                                   ---------

8.  LONG-TERM LEASES
OPERATING LEASES


The Company leases manufacturing facilities, telephone equipment, office space and division sales offices under long-term lease agreements. These leases, with terms (including renewal options) ranging from five to twenty years, have been classified as operating leases. Total rental expense under operating leases was $455,000, $447,000 and $447,000 for the years ended January 1, 1995, December 31, 1995, and December 29, 1996, respectively, and $160,000 for the six months ended June 30, 1996 and June 29, 1997, respectively (see Notes 9 and 16).


Future minimum lease payments for these leases are as follows (in thousands):

Fiscal years:
                                                                     ---------
  1997.............................................................  $      97
  1998.............................................................         61
                                                                     ---------
Total..............................................................  $     158
                                                                     ---------
                                                                     ---------

CAPITAL LEASES

The Company also leases copiers under long-term lease agreements which are classified as capital leases. Property and equipment purchased under capital leases include the following:


                                      -------------------------------------
                                         DECEMBER     DECEMBER     JUNE 29,
IN THOUSANDS                             31, 1995     29, 1996         1997
                                      -----------  -----------  -----------
                                                                (UNAUDITED)
Equipment...........................         $572         $572         $572
Less accumulated amortization.......          328          420          456
                                      -----------  -----------  -----------
Total...............................         $244         $152         $116
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------

                      BLAKE PRINTING AND PUBLISHING, INC.

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                        AND JUNE 29, 1997 IS UNAUDITED)


8.  LONG-TERM LEASES (CONTINUED)
The following is a schedule of future minimum lease payments for the lease (in thousands):

Fiscal years:
                                                                     ---------
  1997.............................................................  $      81
  1998.............................................................         48
  1999.............................................................         23
                                                                     ---------
Total minimum lease payments.......................................        152
Less amount representing interest..................................         18
                                                                     ---------
Present value of net minimum lease payments........................        134
Less current portion of capital lease obligation...................         66
                                                                     ---------
Total..............................................................  $      68
                                                                     ---------
                                                                     ---------

9.  RELATED PARTY TRANSACTIONS
The Company has a line of credit which is guaranteed by one of the stockholders of the Company and a related partnership (see Note 6, "Note Payable - Line of Credit"). This stockholder is also the sole partner in this partnership.


This partnership also has two installment notes on which the Company and the stockholder is a guarantor. These notes are also secured by real property of the partnership. At December 31, 1995, December 29, 1996 and June 29, 1997 the aggregate outstanding principal balance of these notes was $1,457,000, $1,428,000, and $1,417,000, respectively.



The Company rents production facilities and office space from this partnership under operating lease agreements. Total rent expense paid to the partnership was $273,000, $290,000, and $290,000 for the years ended January 1, 1995, December 31, 1995 and December 29, 1996, respectively and $145,000 for the six months ended June 30, 1996 and June 29, 1997.


In March 1997, the Company sold equipment with net book value of $37,000 to a shareholder for a nominal amount.

10. PROFIT SHARING PLAN

The Company has a qualified profit sharing plan. Annual contributions to the plan are made at the discretion of the Board of Directors. The company elected not to make a contribution for the fiscal years ended January 1, 1995, December 31, 1995 and December 29, 1996. As part of this plan, employees are allowed to make salary deferrals. The Company has elected to match employee contributions commensurate with the profitability of the Company. The contributions to the plan are made on a quarterly basis. The Company elected to make contributions of $14,000, $24,000 and $146,000 for the years ended January 1, 1995, December 31, 1995 and December 29, 1996, respectively, and $71,000 and $31,000 for the six months ended June 30, 1996 and June 29, 1997, respectively.

                      BLAKE PRINTING AND PUBLISHING, INC.

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                        AND JUNE 29, 1997 IS UNAUDITED)


11. PROVISION FOR INCOME TAXES

The provision for income taxes includes the following:


                       ------------------------------------------------------------
                                   YEARS ENDED
                                      DECEMBER     DECEMBER     SIX MONTHS ENDED
                       JANUARY 1,          31,          29,    JUNE 30,    JUNE 29,
(IN THOUSANDS)               1995         1995         1996        1996        1997
                       ----------  -----------  -----------  ----------  ----------
                                                                  (UNAUDITED)
Income tax provision:
  Current:
    Federal
     provision.......        $ 30         $ 74         $186        $340       $ 168
    State
     provision.......          11           13            8          13          15
                       ----------  -----------  -----------  ----------  ----------
      Total current
       provision.....          41           87          194         353         183
                       ----------  -----------  -----------  ----------  ----------
  Deferred:
    Federal
     provision.......           5           26           52           -          30
    State provision
     (benefit).......         (38)         (39)         (18)          -           -
                       ----------  -----------  -----------  ----------  ----------
      Total deferred
       tax provision
       (benefit).....         (33)         (13)          34           -          30
                       ----------  -----------  -----------  ----------  ----------
Total income tax
 provision...........        $  8         $ 74         $228        $355       $ 213
                       ----------  -----------  -----------  ----------  ----------
                       ----------  -----------  -----------  ----------  ----------


The amounts of income tax expense differ from the amounts obtained by application of the statutory U.S. rates to income before income taxes for the reasons shown in the following table:


                       ------------------------------------------------------------
                                   YEARS ENDED
                                      DECEMBER     DECEMBER     SIX MONTHS ENDED
                       JANUARY 1,          31,          29,    JUNE 30,    JUNE 29,
(IN THOUSANDS)               1995         1995         1996        1996        1997
                       ----------  -----------  -----------  ----------  ----------
                                                                  (UNAUDITED)
RATE RECONCILIATION
Book income before
 taxes...............        $ 67         $257         $687        $867        $532
                       ----------  -----------  -----------  ----------  ----------
                       ----------  -----------  -----------  ----------  ----------
Computed at U.S.
 statutory tax rate
 of 34%..............        $ 23         $ 87         $234       $ 295       $ 181
State tax, net of
 federal tax
 benefit.............         (18)         (17)          (7)         16          20
Other................           3            4            1          42          12
                       ----------  -----------  -----------  ----------  ----------
Total income tax
 provision...........        $  8         $ 74         $228        $353       $ 213
                       ----------  -----------  -----------  ----------  ----------
                       ----------  -----------  -----------  ----------  ----------

                      BLAKE PRINTING AND PUBLISHING, INC.

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                        AND JUNE 29, 1997 IS UNAUDITED)


11. PROVISION FOR INCOME TAXES (CONTINUED)
The net current and noncurrent components of deferred income taxes included in the balance sheets are as follows:


                                      -------------------------------------
                                         DECEMBER     DECEMBER     JUNE 29,
                                              31,          29,         1997
(IN THOUSANDS)                               1995         1996  -----------
                                      -----------  -----------
                                                                (UNAUDITED)
Deferred:
  Current (liability) asset:
    Federal.........................         $  6        $ (42)       $ (72)
    State...........................           35           30           30
                                      -----------  -----------  -----------
      Total current.................           41          (12)         (42)
                                      -----------  -----------  -----------
  Long-term (liability) asset:
    Federal.........................         (200)        (198)        (198)
    State...........................           40           58           58
                                      -----------  -----------  -----------
      Total long-term...............         (160)        (140)        (140)
                                      -----------  -----------  -----------
Total deferred tax liability........        $(119)       $(152)       $(182)
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------


The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities in the balance sheets are as follows:


                                      -------------------------------------
                                         DECEMBER     DECEMBER     JUNE 29,
                                              31,          29,         1997
(IN THOUSANDS)                               1995         1996  -----------
                                      -----------  -----------
                                                                (UNAUDITED)
Significant temporary differences:
  Depreciation......................        $(238)       $(252)       $(252)
  Compensation - stock option.......                        34           34
  Deferred income...................          (21)         (10)         (10)
  Allowance for bad debts...........            9            9            9
  Accrued vacation..................           24           23           23
  Charitable contribution...........           14            -            -
  Deferred state tax................          (25)         (30)         (30)
  State manufacturing credits.......           86          151          151
  Other.............................           21          (77)        (107)
                                      -----------  -----------  -----------
Total...............................        $(119)       $(152)       $(182)
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------


At December 29, 1996, the Company had California state manufacturing credit carry forwards of $151,000 which expire in 2005.

12. COMMON STOCK

During July 1996, the Company redeemed and retired all 40 shares of common stock held by a minority stockholder for $200,000.

                      BLAKE PRINTING AND PUBLISHING, INC.

         (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996
                        AND JUNE 29, 1997 IS UNAUDITED)


13. STOCK OPTION PLAN

Effective January 1996, the Company adopted an Employee Stock Option Plan. The Plan allows for certain high level full-time employees, employed on a permanent basis to be awarded Employee Incentive Stock Options. Participants in the plan, vesting dates, and other criteria are at the sole discretion of the Board of Directors.

In November 1996, the Company entered into a stock option agreement with a member of management. Under the agreement, the employee has the option to purchase up to 40 shares of the Company's common stock for $5,000 per share at any time prior to November 22, 2001, at which point the unexercised options expire. Management determined that the fair market value of the Company's stock on November 22, 1996 was approximately $7,500 per share; accordingly, the 1996 selling, general and administrative expenses include compensation expense of $100,000 relating to this agreement.


Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"), requires the disclosure of pro forma net income had the Company adopted the fair value method as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's 1996 calculation for its one existing stock option agreement was made using the Black-Scholes option pricing model with the following average assumptions; expected life; 60 months; stock volatility, .001%; risk free interest rates, 5.53%; and no dividends during the expected term. If the computed fair values of the 1996 agreement was included in expense, pro forma net income for the year ended December 29, 1996 or the six months ended June 30, 1996 or June 29, 1997 would not change materially from the amounts reported in the accompanying statements of income.


14. SIGNIFICANT CUSTOMERS


One of the Company's customers constituted 11.5%, 11.5% and 11.0% of total sales for the year ended December 29, 1996, and for the six months ended June 30, 1996 and June 29, 1997, respectively. In 1994, 1995, no single customer accounted for more than 10% of sales.


15. CONTINGENCIES

The Company may be subject to various claims and litigation arising from its business. While the outcome of such matters cannot be predicted with certainty, management believes the ultimate resolution of such matters will not have a materially adverse effect on its financial position or results of operations.

See also Notes 8 ("Long-Term Leases") and 9 ("Related Party Transactions") for commitments.

16. SUBSEQUENT EVENTS

On May 15, 1997, the Company entered into two five year operating leases with a stockholder of the Company. Minimum annual rent under these agreements is $290,000 per year subject to annual adjustments based on the consumer price index. These leases have a five year renewal option.

On May 30, 1997, the Company renegotiated its current $1.3 million line of Credit with Wells Fargo Bank. Terms and conditions of the new agreement are similar to the existing agreement (see Note 6 "Note Payable - Line of Credit"). The new agreement expires on May 30, 1999.


On July 17, 1997, the Company executed a merger agreement to be acquired by FirstPak, Inc. ("FirstPak"). If the merger is consummated, it will close concurrently with the proposed offering of FirstPak common stock.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the personal liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. Article IX of the registrant's Restated Certificate of Incorporation provides that the personal liability of directors of the registrant is eliminated to the fullest extent permitted by
Section 102(b)(7) of the DGCL.

Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director or officer of the corporation if it is determined that the director of officer acted in accordance with the applicable standard of conduct set forth in such statutory provision.
Article 6 of the Registrant's Bylaws provides that the registrant will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses. Article 6 further permits the registrant to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the Registrant would have the power to indemnify such person against such liability under the DGCL. The Registrant maintains directors' and officers' liability insurance.

Under Section   of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as
Exhibit 1.01 hereto.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed as part of this registration statement:


- -------------------------------------------------------------------------------------------------
  EXHIBIT
  NUMBER                                         DESCRIPTION
- -----------  ------------------------------------------------------------------------------------
      3.01   Restated Certificate of Incorporation of FirstPak, Inc.*
      3.02   Form of Bylaws of FirstPak, Inc.
      4.01   Form of Stock Certificate.*
      5.01   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Registrant*
     10.01   Form of Agreement and Plan of Reorganization, dated as of July 17, 1997, among the
              Registrant, WL Acquisition Corp. and Wisconsin Label Corporation, as amended.*
     10.02   Form of Agreement and Plan of Reorganization, dated as of July 17, 1997, among the
              Registrant, SLL Acquisition Corp. and St. Louis Lithographing Company, as amended.*
     10.03   Form of Agreement and Plan of Reorganization, dated as of July 17, 1997, among the
              Registrant, CAO Acquisition Corp. and CalOptical Holding Corporation, as amended.*
     10.04   Form of Agreement and Plan of Reorganization, dated as of July 17, 1997, among the
              Registrant, Premier Acquisition Corp. and Blake Printing and Publishing, Inc., as
              amended*

     10.05   Form of Employment Agreement to be entered into between the Registrant and Vincent
              F. Titolo.*
     10.06   Form of Employment Agreement to be entered into between the Registrant and William
              T. Leith.*
     10.07   Form of Employment Agreement to be entered into between the Registrant and Eric R.
              Roberts.*
     10.08   Form of Employment Agreement to be entered into between the Registrant and Gary S.
              Yellin.
     10.09   Form of Employment Agreement to be entered into between the Registrant and Eric R.
              Menke.
     10.10   Form of Employment Agreement to be entered into between the Registrant and Terrence
              R. Fulwiler.
     10.11   Form of Employment Agreement to be entered into between the Registrant and Ben
              Kraft.
     10.12   Form of Employment Agreement to be entered into between the Registrant and Richard
              C. Blake.
     10.13   Form of Employment Agreement to be entered into between the Registrant and Larry
              Nathanson.
     10.14   Form of Employment Agreement to be entered into between the Registrant and Daniel R.
              Fulwiler.
     10.15   Form of Employment Agreement to be entered into between the Registrant and Jay K.
              Tomcheck.
     10.16   FirstPak, Inc. 1997 Stock Plan.*
     11.01   Statement re: Computation of Earnings per Share.*
     21.01   List of Subsidiaries.*
     23.01   Consent of Deloitte & Touche LLP, independent auditors for FirstPak, Inc., Wisconsin
              Label Corporation and subsidiaries, St. Louis Lithographing Company, CalOptical
              Holding Corporation and subsidiary and Blake Printing and Publishing, Inc.
     23.02   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company (included in opinion filed as Exhibit 5.01).*
     27.01   Financial Data Schedule.*
     99.01   Consent of William T. Leith to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
     99.02   Consent of R. Michael Mondavi to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
     99.03   Consent of Terrence R. Fulwiler to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
     99.04   Consent of Richard C. Blake to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
     99.05   Consent of Daniel R. Fulwiler to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
     99.06   Consent of Jay K. Tomcheck to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.


- ------------------------
*   To be filed by amendment.

(b) Financial Statement Schedules.

ITEM 22.  UNDERTAKINGS.


    (1) Registrant hereby undertakes as follows: that prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), FirstPak, Inc. undertakes that such offering prospectus will contain the information called for by the applicable registration Form with respect to offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the Applicable form.


    (2) Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Registrant hereby undertakes to respond to request for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (4) Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (6) Registrant hereby undertakes:

        (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs (a)(i)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

        (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on September 9, 1997.



                                FIRSTPAK, INC.

                                By:            /S/ VINCENT F. TITOLO
                                     -----------------------------------------
                                              Name: Vincent F. Titolo
                                     Title: Chairman of the Board of Directors
                                            and Chief Executive Officer



KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vincent F. Titolo and John D. Menke, and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Witness our hands on the date set forth below.


Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        CAPACITY                    DATE
- ------------------------------  ------------------------------  -------------------

                                Chairman of the Board of
                                  Directors and Chief
              *                   Executive Officer (Principal
- ------------------------------    Financial and Accounting       September 9, 1997
     (Vincent F. Titolo)          Officer and Principal
                                  Executive Officer)

              *
- ------------------------------  Director                         September 9, 1997
       (John D. Menke)

*By:           /s/ VINCENT F.
            TITOLO
- ------------------------------
      Vincent F. Titolo,
       Attorney-in-Fact

                          INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of Wisconsin Label Corporation:

We have audited the consolidated financial statements of Wisconsin Label Corporation and subsidiaries (the "Company") as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and have issued our report thereon dated March 31, 1997 (July 17, 1997 as to Note 13) (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule ("Schedule II - Valuation and Qualifying Accounts") included in Part II of such Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 31, 1997

                  WISCONSIN LABEL CORPORATION AND SUBSIDIARIES
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                    B              C
                                                              -------------  -------------        D              E
                             A                                 BALANCE AT     CHARGES TO    -------------  -------------
- ------------------------------------------------------------    BEGINNING      COSTS AND       ACCOUNTS     BALANCE AT
DESCRIPTION                                                       OF YEAR       EXPENSES    WRITTEN OFF    END OF YEAR
- ------------------------------------------------------------  -------------  -------------  -------------  -------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
  1994                                                          $     126      $     304      $     183      $     247
  1995                                                                247            262            209            300
  1996                                                                300            768            230            838

                          INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of St. Louis Lithographing Company:

We have audited the financial statements of St. Louis Lithographing Company as of December 31, 1996 and for the period from June 1, 1996 (date of acquisition) through December 31, 1996 (the "Successor Company") and have issued our report thereon dated March 28, 1997 (July 17, 1997 as to Note 12) (included elsewhere in this Registration Statement). We have also audited the financial statements of St. Louis Lithographing Company as of December 31, 1995 and for the period from January 1, 1996 through May 31, 1996 and for each of the two years in the period ended December 31, 1995 (the "Predecessor Company") and have also issued our report thereon dated March 28, 1997 (also included elsewhere in this Registration Statement). Our audits also included the financial statement schedule ("Schedule II - Valuation and Qualifying Accounts") included in Part II of such Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
St. Louis, Missouri
March 28, 1997

                        ST. LOUIS LITHOGRAPHING COMPANY
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                              B                C
                                                       ---------------  ---------------         D                E
                          A                              BALANCE AT       CHARGES TO     ---------------  ---------------
- -----------------------------------------------------     BEGINNING        COSTS AND         ACCOUNTS       BALANCE AT
DESCRIPTION                                               OF PERIOD         EXPENSES      WRITTEN OFF     END OF PERIOD
- -----------------------------------------------------  ---------------  ---------------  ---------------  ---------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
  Predecessor (through May 31, 1996):
    1994.............................................     $      50        $       -        $      --        $      50
    1995.............................................            50                -                -               50
    1996.............................................            50                -               --               50
  Successor (commencing June 1, 1996):
    1996.............................................            40              258              258               40

                          INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of CalOptical Holding Corporation and Subsidiary:


We have audited the consolidated financial statements of CalOptical Holding Corporation and subsidiary (the "Company") as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and have issued our report thereon dated August 1, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule ("Schedule II - Valuation and Qualifying Accounts") included in Part II of such Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP
Oakland, California
August 1, 1997

                 CALOPTICAL HOLDING CORPORATION AND SUBSIDIARY
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                               B                  C
                                                       -----------------  -----------------          D                  E
                          A                               BALANCE AT         CHARGES TO      -----------------  -----------------
- -----------------------------------------------------      BEGINNING          COSTS AND           ACCOUNTS         BALANCE AT
DESCRIPTION                                                OF PERIOD           EXPENSES        WRITTEN OFF      END OF PERIOD
- -----------------------------------------------------  -----------------  -----------------  -----------------  -----------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
  Year ended December 31, 1994                             $      19          $      27          $       9          $      37
  Year ended December 31, 1995                                    37                 32                  4                 65
  Year ended December 31, 1996                                    65                 65                 88                 44

                          INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of Blake Printing and Publishing, Inc.:

We have audited the financial statements of Blake Printing and Publishing, Inc. (the "Company") as of December 31, 1995 and December 29, 1996 and for each of the three years in the period ended December 29, 1996 and have issued our report thereon dated March 31, 1997 (July 17, 1997 as to Note 16) (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule ("Schedule II - Valuation and Qualifying Accounts") included in Part II of such Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
San Jose, California
March 31, 1997

                      BLAKE PRINTING AND PUBLISHING, INC.
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                    B              C
                                                              -------------  -------------        D              E
                             A                                 BALANCE AT     CHARGES TO    -------------  -------------
- ------------------------------------------------------------    BEGINNING      COSTS AND       ACCOUNTS     BALANCE AT
DESCRIPTION                                                       OF YEAR       EXPENSES    WRITTEN OFF    END OF YEAR
- ------------------------------------------------------------  -------------  -------------  -------------  -------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
  1994                                                          $      20      $      12      $      12      $      20
  1995                                                                 20             26             26             20
  1996                                                                 20             11             11             20

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                                  DESCRIPTION
- ---------  --------------------------------------------------------------------------------------------------------
     3.01  Restated Certificate of Incorporation of FirstPak, Inc.*
     3.02  Form of Bylaws of FirstPak, Inc.
     4.01  Form of Stock Certificate.*
     5.01  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Registrant*
    10.01  Form of Agreement and Plan of Reorganization, dated as of July 17, 1997, among the Registrant, WL
            Acquisition Corp. and Wisconsin Label Corporation, as amended.*
    10.02  Form of Agreement and Plan of Reorganization, dated as of July 17, 1997, among the Registrant, SLL
            Acquisition Corp. and St. Louis Lithographing Company, as amended.*
    10.03  Form of Agreement and Plan of Reorganization, dated as of July 17, 1997, among the Registrant, CAO
            Acquisition Corp. and CalOptical Holding Corporation, as amended.*
    10.04  Form of Agreement and Plan of Reorganization, dated as of July 17, 1997, among the Registrant, Premier
            Acquisition Corp. and Blake Printing and Publishing, Inc., as amended*
    10.05  Form of Employment Agreement to be entered into between the Registrant and Vincent F. Titolo.*
    10.06  Form of Employment Agreement to be entered into between the Registrant and William T. Leith.*
    10.07  Form of Employment Agreement to be entered into between the Registrant and Eric R. Roberts.*
    10.08  Form of Employment Agreement to be entered into between the Registrant and Gary S. Yellin.
    10.09  Form of Employment Agreement to be entered into between the Registrant and Eric R. Menke.
    10.10  Form of Employment Agreement to be entered into between the Registrant and Terrence R. Fulwiler.
    10.11  Form of Employment Agreement to be entered into between the Registrant and Ben Kraft.
    10.12  Form of Employment Agreement to be entered into between the Registrant and Richard C. Blake.
    10.13  Form of Employment Agreement to be entered into between the Registrant and Larry Nathanson.
    10.14  Form of Employment Agreement to be entered into between the Registrant and Daniel R. Fulwiler.
    10.15  Form of Employment Agreement to be entered into between the Registrant and Jay K. Tomcheck.
    10.16  FirstPak, Inc. 1997 Stock Plan.*
    11.01  Statement re: Computation of Earnings per Share.*
    21.01  List of Subsidiaries.*
    23.01  Consent of Deloitte & Touche LLP, independent auditors for FirstPak, Inc., Wisconsin Label Corporation and subsidiaries, St. Louis Lithographing Company, CalOptical Holding Corporation and subsidiary and
            Blake Printing and Publishing, Inc.
    23.02  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company (included in opinion filed as Exhibit 5.01).*
    27.01  Financial Data Schedule.*
    99.01  Consent of William T. Leith to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
    99.02  Consent of R. Michael Mondavi to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
    99.03  Consent of Terrence R. Fulwiler to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
    99.04  Consent of Richard C. Blake to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
    99.05  Consent of Daniel R. Fulwiler to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.
    99.06  Consent of Jay K. Tomcheck to be named in the Registration Statement as a person to become a director of the Company upon consummation of the initial public offering.


- ------------------------
* To be filed by amendment.